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REGISTRANT'S NAME China Railway Construction Corp. Ltd

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DAT : 7/8/08



中国铁建

中國鐵建股份有限公司

China Railway Construction Corporation Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Stock Code: 1186

Annual Report 2007

CONTENTS

"Any discrepancies in any table between totals and sum of amounts listed therein are due to rounding."





中國鐵建















2001 年報
annual report

Corporate Information

Chinese name	中國鐵建股份有限公司
English name	CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED
Registered date of the Company	5 November 2007
Registered office and head office	East, No. 40 Fuxing Road, Haidian District, Beijing, China
Principal place of business in Hong Kong	23/F, Railway Plaza, 39 Chatham Road South, Tsim Sha Tsui, Kowloon, Hong Kong
Legal representative of the Company	Li Guorui
Joint company secretaries	Li Tingzhu Law Chun Biu
Information and enquiry department	Office of the Board of Directors
Telephone	(86)10 5188 6158
Website address	www.crcc.cn
Hong Kong share registrar	Computershare Hong Kong Investor Services 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong
Place of listing of shares	The Stock Exchange of Hong Kong Limited Shanghai Stock Exchange
Stock name	China Rail Cons
Stock code	601186 (Shanghai) 1186 (Hong Kong)
Principal bankers	Industrial and Commercial Bank of China Limited China Construction Bank Corporation Bank of China Limited Bank of Communications Co., Ltd.
Independent auditors	Ernst & Young Certified Public Accountants 18/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
Legal advisers	As to Hong Kong law: Baker & McKenzie 14/F, Hutchison House, 10 Harcourt Road, Central, Hong Kong As to PRC law: Beijing Deheng Law Office 12/F, Tower B, Focus Place, No. 19 Finance Street, Beijing, China



Mr. Li Guorui
Chairman



Mr. Jin Puqing
Executive Director and President

As the successor of the Railway Engineering Corps, China Railway Construction Corporation Limited ("CRCC" or the "Company") was established by China Railway Construction Corporation ("CRCCG") as a sole promoter in Beijing on 5 November 2007 and is an ultra-large construction enterprise supervised by the State-owned Assets Supervision and Administration Commission (the "SASAC") of the State Council. The Company successfully issued RMB denominated ordinary shares (A shares) and overseas listed foreign shares (H shares), which were listed on the Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") respectively on 10 March 2008 and 13 March 2008.

CRCC, together with its subsidiaries (the "Group"), is one of the ultra-large integrated construction enterprises in China and in the world. It was listed among the Fortune Global 500 companies in 2006 and 2007 in succession, ranking No.485 and No.384, respectively. The Group was included among the Top 225 Global Contractors for nine consecutive years, ranking No.6 in 2006. In 2006 and 2007, it was listed among the Top 500 Chinese Enterprises, ranking No.20 and No.15, respectively. The Group has been ranking among the top construction contractors in China in terms of revenue from construction operations for three consecutive years since 2004, which marks CRCC out as one of the largest construction contractors in China.

The activities of the Group comprise construction, survey, design and consultancy, manufacturing, real estate development, capital investment operations and logistics, which constitute an entire construction industry chain and the most complete qualification system in the industry covering research and development, planning, survey, design, construction, supervision, operation and manufacturing. It has established a leading position in plateau railways, high-speed railways, highways, bridges, tunnels and metropolitan railway engineering design and construction fields in the industry.



The Company has 28 wholly-owned subsidiaries (including indirect shareholding), which are invested by CRCCG by way of equity contribution, namely:

Subsidiaries engaged in construction operations:

(1) China Civil Engineering Construction Corporation

(2) China Railway 11th Bureau Group Co., Ltd.

(3) China Railway 12th Bureau Group Co., Ltd.

(4) China Railway 13th Bureau Group Co., Ltd.

(5) China Railway 14th Bureau Group Co., Ltd.

(6) China Railway 15th Bureau Group Co., Ltd.

(7) China Railway 16th Bureau Group Co., Ltd.

(8) China Railway 17th Bureau Group Co., Ltd.

(9) China Railway 18th Bureau Group Co., Ltd.

(10) China Railway 19th Bureau Group Co., Ltd.

(11) China Railway 20th Bureau Group Co., Ltd.

(12) China Railway 21st Bureau Group Co., Ltd.

(13) China Railway 22nd Bureau Group Co., Ltd.

(14) China Railway 23rd Bureau Group Co., Ltd.

(15) China Railway 24th Bureau Group Co., Ltd.

(16) China Railway 25th Bureau Group Co., Ltd.

(17) China Railway Construction Group Ltd.

(18) China Railway Electrification Bureau (Group) Co., Ltd.

(19) China Railway Construction (HK) Limited

Subsidiaries engaged in survey, design and consultancy operations:

(20) China Railway First Survey and Design Institute Group Co., Ltd. (the "First Design Institute")

(21) China Railway Fourth Survey and Design Institute Group Co., Ltd. (the "Fourth Design Institute")

(22) China Railway Fifth Survey and Design Institute Group Co., Ltd. (the "Fifth Design Institute")

(23) China Railway Shanghai Design Institute Group Co., Ltd.

(24) Beijing Tiecheng Construction Supervision Co., Ltd.

Subsidiaries engaged in manufacturing operations:

(25) Kunming China Railway Large Road Maintenance Machinery Co., Ltd.

(26) China Railway Rail System Group Co., Ltd.

Subsidiary engaged in real estate development operations:

(27) China Railway Real Estate Group Co., Ltd.

Subsidiary engaged in logistics operations:

(28) China Railway Goods and Materials Co., Ltd.





(I) SUMMARY

- Total revenue from operations totalled RMB171,997.4 million, representing an increase of 12.0% from RMB153,609.0 million in the corresponding period of last year.
- Profit for the year amounted to RMB2,305.9 million, representing an increase of 53.5% from RMB1,502.0 million in the corresponding period of last year.
- Profit attributable to equity holder of the Company amounted to RMB2,300.8 million, representing an increase of 89.7% from RMB1,213.0 million in the corresponding period of last year.
- Basic earnings per share amounted to RMB0.2876, representing an increase of 89.7% from RMB0.1516 in the corresponding period of last year.
- Total assets amounted to RMB156,877.8 million, representing an increase of 26.0% from RMB124,549.7 million in the corresponding period of last year.
- Total equity amounted to RMB5,273.8 million, representing an increase of 43.0% from RMB3,687.8 million in the corresponding period of last year.
- Accumulated new contract value increased by 35.3% to RMB286,999.0 million year-on-year, including overseas new contract value of RMB90,113.5 million.

(II) REVENUE FROM MAJOR BUSINESS SEGMENTS

Construction operations


RMB million
200,000
160,000
120,000
80,000
40,000
0
CAGR: 26.5%
80,565.8
104,133.7
146,359.7
162,932.0
2004
2005
2006
2007

Survey, design and consultancy operations


RMB million
5,000
4,000
3,000
2,000
1,000
0
CAGR: 16.5%
2,345.6
2,909.3
3,348.5
3,709.1
2004
2005
2006
2007

(II) REVENUE FROM MAJOR BUSINESS SEGMENTS *(CONTINUED)*

Manufacturing operations



RMB million
2,500
2,000
1,500
1,000
500
0
CAGR: 10.9%
1,362.5
1,388.3
1,355.2
1,856.0
2004
2005
2006
2007

Other operations



RMB million
6,000
5,000
4,000
3,000
2,000
1,000
0
CAGR: 34.4%
2,217.2
2,872.5
3,553.9
5,376.7
2004
2005
2006
2007

(III) SUMMARY OF FINANCIAL STATEMENTS

Financial highlights prepared under International Financial Reporting Standards ("IFRSs")

Consolidated Income Statement	2007 *RMB'000*	2006 *RMB'000*
Revenue	**171,997,410**	153,608,974
Cost of sales	**(160,598,330)**	(144,012,964)
Gross profit	**11,399,080**	9,596,010
Other income and gains, net	**612,945**	185,868
Selling and distribution costs	**(696,113)**	(893,106)
Administrative expenses	**(6,736,186)**	(6,002,090)
Other expenses	**(210,599)**	(448,343)
Profit from operations	**4,369,127**	2,438,339
Finance revenue	**652,160**	546,587
Finance costs	**(1,272,223)**	(909,326)
Share of profits and losses of:		
Jointly-controlled entities	**14,624**	25,535
Associates	**24,010**	(2,888)
Profit before tax	**3,787,698**	2,098,247
Tax	**(1,481,766)**	(596,289)
Profit for the year	**2,305,932**	1,501,958
Attributable to:		
Equity holder of the Company	**2,300,770**	1,212,950
Minority interests	**5,162**	289,008
	2,305,932	1,501,958
Distributions	**4,684,989**	305,142
Earnings per share attributable to equity holder of the Company:		
Basic	**28.76 cents**	15.16 cents
Diluted	**N/A**	N/A

The consolidated total assets and the total liabilities of the Group are summarised as follows:

	31 December 2007 *RMB'000*	31 December 2006 *RMB'000*
Total assets	**156,877,781**	124,549,726
Total liabilities	**151,603,943**	120,861,957
Net assets	**5,273,838**	3,687,769

As one of the ultra-large integrated construction groups in the world, the Group is extensively engaged in fields including construction operations, survey, design and consultancy operations, manufacturing operations, real estate development, capital investment operations and logistics operations, building up an entire service system in the construction industry. Meanwhile, the Group taps on the synergy among different businesses to provide all-round comprehensive service for customers by capitalising on facilities and resources among different businesses. This gives us significant advantages especially in undertaking super-large and complicated projects, where outstanding achievements have been made. The Company's business scope covers all over 31 provinces, autonomous regions and municipalities in China (excluding Taiwan), Hong Kong and Macau Special Administrative Regions as well as over 60 countries and regions across the world.

In 2007, the Company expanded external markets and strengthened internal management and hence achieved the production and operation targets made at the beginning of the year with a new pattern in operation work by focusing on integrated restructuring plan for listing and establishment of six profitable business segments.

The Company's business for 2007 kept on stable and rapid growth. Total revenue from operations totaled RMB171,997.4 million for the year, representing an increase of 12.0% from RMB153,609.0 million for the same period of last year; profit attributable to equity holder of the Company amounted to RMB2,300.8 million, representing an increase of 89.7% over last year; earnings per share were RMB0.2876. Total new contract value increased by 35.3% to RMB286,999.0 million year-on-year, including overseas new contract value of RMB90,113.5 million which ranked first among overseas Chinese contractors.

Thanks to such outstanding business performance, the Company was again listed among the Fortune Global 500 companies in 2007, ranking No.384, and ranked No.6 and No.15 respectively among the Top 225 Global Contractors and the Top 500 Chinese Enterprises.

BUSINESS REVIEW

Construction operations

The Company has a proven track record to rank in the top quartile in markets including railway, highway, bridge, tunnel, metropolitan railway constructions. The Company's revenue and operating profit from construction operations before inter-segment elimination recorded RMB162,932.0 million and RMB3,624.3 million for 2007, representing a year-on-year increase of 11.3% and 73.1% respectively as compared to 2006.



BUSINESS REVIEW *(CONTINUED)*

Construction operations *(continued)*

The Company maintained the leading position in the railway and highway industries, completed railway track lines of 1,276 kilometres, and constructed highways of 1,933 kilometres during the year. The Beijing-Tianjin Intercity Railway undertaken by the Company and completed in 2007 is currently in trial running.

Besides, the Company's construction capability has been improved substantially, and both the levels of construction difficulty and technique have reached the global first-rate level. This is especially demonstrated by the high-speed railways and long and large tunnels with complicated geological conditions, and bridge construction requiring sophisticated technology such as Nanjing Changjiang River Tunnel, Shiziyang Tunnel of Guangzhou-Shenzhen-Hong Kong Railway, Shanghai-Chengdu Xilongtuan River Bridge with a pier height of 179.5m and Wuhan Tianxingzhou Changjiang River Bridge. The Company completed bridges of 956.411 kilometres and tunnels of 1,099.628 kilometres in 2007. There are 18 tunnels completed or under construction by the Company with length of over 10 kilometres.

Survey, design and consultancy operations

The Company is a leading and highly proficient provider of survey, design and consultancy services in the domestic infrastructure construction industry. The Company owns five first-tier large construction design and research institutes in China, all being leading players in the survey, design and consultancy services market for railway infrastructure construction. The Company's revenue and operating profit from the survey, design and consultancy segment before inter-segment elimination recorded RMB3,709.1 million and RMB299.6 million for 2007, representing a year-on-year increase of 10.8% and 271.3% as compared to 2006 respectively.

In 2007, the Company's First Design Institute and Fourth Design Institute, being the main forces for high-speed railway design, were responsible for designing all the cross-river and cross-sea tunnels, where the Fourth Design Institute designed the 2nd Wanzhou Changjiang River Bridge and Yichang Changjiang River Bridge. The Company changed the design concept, upgraded technical expertise and deepened the cooperation with constructors by undertaking major overseas projects. The Company's Fifth Design Institute obtained Class A qualification and has commenced to undertake certain railway design tasks. Beijing China Railway Construction Electrification Design and Research Institute Co., Ltd. has also been established.

Manufacturing Operations

The Company is currently the largest large-scale track maintenance machinery manufacturer in Asia and the second largest in the world, ranking the top in terms of output and sales in China with the largest capacities for the research, development and manufacturing of large track maintenance machinery. The manufacturing operations segment recorded revenue and profit before inter-segment elimination of RMB1,856.0 million and RMB124.8 million for 2007, representing a year-on-year increase of 36.9% and 649.7% respectively as compared to 2006.

Kunming China Railway Large Road Maintenance Machinery Co., Ltd., one of the Company's subsidiaries, maintains approximately 80% of the railway market share, establishing the absolute predominance in the industry. New profit growth sources are expected to emerge from the success in complying meeting standards of the first 250-kilometre railway switches of China Railway Rail System Group Co., Ltd., the established production capacity of high-speed railway switches, the completion of the negotiation on cooperative production of high-strength fasteners and the completion of production lines of concrete products and pillars for contact system.

BUSINESS REVIEW *(CONTINUED)*

Real Estate Development, Logistics and Others

On real estate development, logistics and capital investment operations, we are the largest railway construction logistic service provider in China and the second largest railway material supplier in the world, and have established our well-recognized brand name, "Zhong Tie Di Chan" (「中鐵地產」), in the market. The said operations in aggregation recorded revenue and profit before inter-segment elimination of RMB5,376.7 million and RMB320.4 million for 2007, representing a year-on-year increase of 51.3% and 29.4% respectively as compared to 2006.

On logistics operations, the Company attained 55 bidding dealership on materials under administration of the Ministry of Railways in 2007, with a total value of more than RMB60 billion. Together with the oil and explosives markets developed by the Group, the logistics operations are demonstrating a fast growth.

Despite a late start, the Group's real estate development is growing fast. The 21 projects, currently in various stages of development, cover a total site area of 2.28 million square meters and the gross floor area available for sale amounted to 4.91 million square metres.

By virtue of complete industry chain and scale merit, the Company is positioned to ward off operating risks for its sustainable development, with a cross-segment synergy to offer integrated and multifaceted services to our customers. This gives us significant advantages especially in undertaking super-large and technologically sophisticated projects.

Overseas business

In 2007, the Company had a strong presence in overseas market and undertook 76 overseas projects with an aggregate contract value of RMB90,113.5 million, another record high. Such overseas constructions, impressive with their quantity and scale as well, granted the Company obvious competitive edges especially in Africa.

In 2007, Nigeria Railway Project constructed by the Company was proceeding smoothly. New breakthrough has been made in Algerian Railway, Israel Red Line Subway and Abuja Metropolitan Railway projects. Also our existing projects in Nigeria such as office building for Ministry of Finance, Dama Highway and Lagos Bridge are making progress.

Technological innovations

In 2007, the Company's 117 technological achievements were identified and assessed by provincial and ministerial level authorities. In particular, 52 achievements were identified as international leading, five achievements were awarded Zhan Tianyou Civil Engineering Award, two achievements were awarded Science and Technology Progress Award (National-level), 49 achievements were awarded Science and Technology Progress Award (provincial and ministerial level), and patent applications were made for 43 innovations.

In 2007, the first three-sleeper continuous tamping machine of Kunming China Railway Large Road Maintenance Machinery Co., Ltd., one of the Company's subsidiaries, completed its successful initial operation, and was granted 14 national utility model patents. The Company was also identified as a national high technology enterprise.



Biographies of Directors, Supervisors and Senior Management

DIRECTORS

The following table sets forth information regarding the Directors of the Company:

Name	Age	Position
Mr. Li Guorui	58	Chairman and Non-executive Director
Mr. Ding Yuanchen	58	Vice Chairman and Executive Director
Mr. Jin Puqing	58	President and Executive Director
Mr. Huo Jingui	57	Non-executive Director
Mr. Wu Xiaohua	61	Non-executive Director
Mr. Li Kecheng	64	Independent Non-executive Director
Mr. Zhao Guangjie	62	Independent Non-executive Director
Mr. Wu Taishi	60	Independent Non-executive Director
Mr. Ngai Wai Fung	46	Independent Non-executive Director

Mr. Li Guorui, 58, Chairman, Non-executive Director and secretary to the communist party committee of the Company. Mr. Li is also the chairman, the general manager of CRCCG and the chairman of Nanjing Changjiang Tunnel Company Limited. Mr. Li is a member of the 11th National Committee of the Chinese People's Political Consulative Conference. He has substantial senior management experience in large-scale State-owned construction enterprises in the PRC and more than 38 years of experience and in-depth knowledge of the PRC construction industry. Mr. Li joined CRCCG Group in December 1997. Prior to joining CRCCG Group, Mr. Li was the secretary to the communist party committee of China Railway Engineering Corporation from April 1996 to December 1997. Mr. Li was the secretary to the communist party committee of CRCCG from December 1997 to November 2007. During the period from July 2002 to August 2005, he was also the deputy general manager of CRCCG. Mr. Li has been the chairman of CRCCG since August 2005 and has been the general manager of CRCCG since November 2007. Mr. Li has served as the chairman and secretary to the communist party committee of the Company since November 2007. He provides leadership to the Board and is responsible for formulating our corporate and business strategies. He is responsible for making major corporate and operational decisions of the Group. Mr. Li completed a two and a half years' specialized course in railway engineering from Southwest Jiaotong University, PRC in 1982. Mr. Li is a senior engineer.

Mr. Ding Yuanchen, 58, Vice Chairman and Executive Director of the Company. Mr. Ding is also a vice chairman of CRCCG. Mr. Ding joined CRCCG Group in 1969 and was previously a deputy head and then the head, deputy secretary to the communist party committee and then secretary to the communist party committee of the 17th Engineering Bureau of the Ministry of Railways (the predecessor of China Railway 17th Bureau Group Co., Ltd.) from January 1992 to December 1999. Mr. Ding was the head and deputy secretary to the communist party committee of the 17th Engineering Bureau of the China Railway from December 1999 to March 2001. Mr. Ding served as the deputy general manager of CRCCG from April 2001 to August 2001. Mr. Ding had been the general manager and secretary to the communist party committee of CCECC from August 2001 to August 2004. From August 2004 to August 2005, Mr. Ding served as the deputy general manager of CRCCG as well as the general manager and secretary to the communist party committee of CCECC. Mr. Ding has served as the vice chairman of CRCCG since August 2005. Mr. Ding has been appointed as the vice chairman of the Group since November 2007. Through serving CRCCG and its subsidiaries, Mr. Ding has gained more than 38 years of experience in the management and operation of the PRC construction business and has substantial knowledge in the development and management of overseas construction business through his previous position with CCECC. He is responsible for assisting the Chairman in formulating our corporate and business strategies and assists the Chairman in macro management of the Company. Mr. Ding completed an undergraduate course in economics and management from the Central Communist Party School, PRC in 2001 and is a senior engineer, senior professional manager and State-recognized first grade construction engineer.

Mr. Jin Puqing, 58, Executive Director and President of the Company. Mr. Jin is also a director of CRCCG. Mr. Jin has significant understanding of the PRC construction industry. Mr. Jin joined CRCCG Group in 1968, was previously a deputy head of the 12th Engineering Bureau of Ministry of Railways (the predecessor of China Railway 12th Bureau Group Co., Ltd.) from August 1993 to June 1998. Mr. Jin was the chairman, general manager and deputy secretary to the communist party committee of China Railway 12th Bureau Group Co., Ltd. from June 1998 to August 2005. Mr. Jin was the general manager and deputy secretary to the communist party committee of CRCCG from August 2005 to November 2007 and he has been a director of CRCCG since August 2005. Mr. Jin has been an executive director, the president and deputy secretary to the communist party committee of the Company, as well as the secretary to the communist party committee of CRCCG, since November 2007. Through serving CRCCG and its subsidiaries, Mr. Jin has gained more than 39 years of experience in the management and operation of the large-scale PRC construction enterprise. He is responsible for the administration and day-to-day management of our Group. Mr. Jin graduated from the Jinzhou Communist Party School of the Ministry of Railways, PRC in 1986 majoring in party and politics management. He is a senior engineer and a State-recognized first grade project manager.

DIRECTORS *(CONTINUED)*

Mr. Huo Jingui, 57, Non-executive Director and Deputy Secretary to the communist party committee of the Company. Mr. Huo joined CRCCG Group in 1968, and he was previously a deputy head and then the head, deputy secretary to the communist party committee of 15th Engineering Bureau of Ministry of Railways (the predecessor of China Railway 15th Bureau Group Co., Ltd.) from May 1993 to December 1999. Mr. Huo served as the head and deputy secretary to the communist party committee of China Railway 15th Bureau Group Co., Ltd. from December 1999 to March 2001. Mr. Huo has served as the deputy secretary to the communist party committee of CRCCG since March 2001, the chairman of the labour union of CRCCG from February 2005 to February 2006 and a director of CRCCG from August 2005 to November 2007. Mr. Huo has been a non-executive director and deputy secretary to the communist party committee of the Company since November 2007. Through serving CRCCG and its subsidiaries, Mr. Huo has gained more than 39 years of experience in human resource management and the establishment and promotion of corporate culture of the large-scale PRC construction enterprise. He is responsible for the management of our major corporate personnel and the promotion of corporate culture of the Company. Mr. Huo completed an associate course in party and politics management from Jinzhou Communist Party School of the Ministry of Railways, PRC in 1986. He is a senior engineer.

Mr. Wu Xiaohua, 61, Non-executive Director of the Company. Mr. Wu had been a deputy chief of Electronic and Engineering Bureau of the Ministry of Machinery, a deputy chief of National Machinery Commission and Material Events Office of the Ministry of Machinery and Electronics, a section chief and then deputy chief of Coordination Office of Crucial Assignment of the First Equipment Department of the Ministry of Machinery and Electronics, the deputy general manager and member of the standing committee of communist party committee of Xi'an Power Machinery Production Company, the commissioner of Material Equipment Department of Mechanical Engineering Commission, the vice president and member of the standing committee of party committee of China National Machinery & Equipment Corporation, the vice chairman of board of Directors, the vice president and member of the standing committee of party committee of China National Machinery & Equipment Corporation, the party secretary and general manager of China National Machinery & Equipment Import and Export Corporation; the deputy director and member of the party committee and director of State Bureau of Machine Building Industry; the director and party secretary of State Bureau of Machine Building Industry; the deputy secretary of working committee of central State-owned enterprises; the vice chairman and member of the party committee of SASAC. Mr. Wu was the vice chairman of the SASAC from March 2003 to March 2006 and an external director of CRCCG from November 2006 to November 2007. Mr. Wu has been an independent non-executive director of China BlueChemical Ltd. (a Hong Kong listed company) and Shanghai International Port (Group) Co. Ltd. (a Shanghai listed company) since July 2006 and August 2006, respectively. Mr. Wu has served as a non-executive director of the Board since November 2007. Mr. Wu graduated from the University of Science and Technology of China in 1968 majoring in semiconductor and is a senior engineer. Through serving various senior positions with the electronic and engineering bureaux, Mr. Wu has extensive knowledge in mechanical and electrical engineering as well as heavy machinery manufacturing, which is relevant to our construction operations and manufacturing operations.

Mr. Li Kecheng, 64, Independent Non-executive Director of the Company. Mr. Li had held various positions in Machinery Factory of Pipeline Bureau of Ministry of Petroleum, including positions as party secretary, member of the standing committee of the party committee and secretary of the disciplinary committee. Mr. Li was the secretary to the communist party committee of Northeast Petroleum Administration Bureau, a director of general office, a director of policy research department, confidential secretary of the standing committee, and the director of the political and ideological department of China National Petroleum Holding Corporation. Mr. Li was also the executive deputy secretary and member of the party committee for institutions directly under China National Petroleum Corporation. Mr. Li was also the secretary of the disciplinary committee and a member of the standing committee of the party committee of China National Petroleum Corporation from June 2000 to November 2005, chairman of board of supervisors of PetroChina Company Limited from January 1999 to November 2005, an external director of China Electronics Corporation Limited from May 2006 and an external director, equivalent to an independent non-executive director under the Listing Rules, of CRCCG from November 2006 to November 2007. He has served as an independent non-executive director of Erzhong Group (Deyang) Heavy Equipment Corporation Limited since December 2007. He has substantial experience in management of large-scale State-owned enterprises. Mr. Li has been an independent non-executive director of the Company since November 2007. Mr. Li graduated from Beijing Institute of Iron & Steel Technology in 1966 majoring in metallography & heat treatment. He is a senior engineer. Through serving various senior positions with the pipeline bureau of the Ministry of Petroleum and Northeast Petroleum Administration Bureau, Mr. Li has more than 30 years of experience in infrastructure construction investment, operations and management, which is relevant to the Group as a large-scale construction company in the PRC.

DIRECTORS *(CONTINUED)*

Mr. Zhao Guangjie, 62, Independent Non-executive Director of the Company. Mr. Zhao had been a manager researcher, deputy head of the research team and deputy chief of the manager office in Anshan Iron and Steel Group Corporation. Mr. Zhao was also previously the secretary to the general office of Liaoning Province. Mr. Zhao also once served as the general manager and the party secretary of Anshan Iron and Steel Group Corporation Construction Company (from 1985 to 1989). Mr. Zhao was also the secretary general, deputy general manager, deputy party secretary and member of the standing committee to the party committee of Anshan Iron and Steel Group Corporation. From May 2005 to January 2006, he served as the deputy general manager of Anshan Iron and Steel Group Corporation. Mr. Zhao was also an external director of Xinxing Pipes Group Company Limited since November 2006. From November 2006 to November 2007, Mr. Zhao was an external director, equivalent to an independent non-executive director under the Listing Rules, of CRCCG. Mr. Zhao has been an independent non-executive director of the Company since November 2007. He has extensive knowledge and experience in construction materials industry in the PRC. Mr. Zhao graduated from Northwest Industrial University, PRC in 1970 majoring in aero-engine design and is a senior economist. Mr. Zhao Guangjie has substantial experience in investment, construction, building and management of infrastructure projects of Anshan Iron and Steel Group Corporation and his experience is relevant to our construction and manufacturing operations.

Mr. Wu Taishi, 60, Independent Non-executive Director of the Company. Mr. Wu also serves as the vice chairmen of the Shanghai Information Association and Beijing ZXJH Management Consulting Co., Ltd. respectively. Mr. Wu was the deputy general manager of finance and economics control department and head of the finance bureau of China Aerospace Industry Corporation since 1993. From 1999, Mr. Wu served as the vice chief accountant of China Aerospace Science and Industry Corporation. Mr. Wu was later re-designated as the deputy director of the general office of Bank of Communications, head of the office for the introduction of foreign investment (chief negotiation officer), deputy head of the office for deepening of the share reform, general manager of the research and development department, chief consultant of comprehensive operation office as well as the chief of the post-doctoral research unit. Mr. Wu has been an independent non-executive director of Aerospace Securities Co., Ltd. since July 2006 and an independent non-executive director of the Company since November 2007. Mr. Wu graduated from Fudan University, PRC in 1991 with a bachelor degree in economics (majoring in business administration) and is a senior accountant of researcher class and a registered accountant in the PRC. Mr. Wu Taishi, as the former vice chief accountant of China Aerospace Science and Industry Corporation and general manager of the research and development department of Bank of Communications, has extensive knowledge in accounting, finance and auditing of large-scale State-owned enterprises, which is relevant to the financial and accounting aspects of our operations.

Mr. Ngai Wai Fung, 46, Independent Non-executive Director of the Company. Mr. Ngai is a vice president of the Hong Kong Institute of Chartered Secretaries, the non-executive Chairman of Top Orient Group of Companies, a director and head of Listing Services of KCS Hong Kong Limited (formerly the corporate and commercial divisions of KPMG and Grant Thornton). Mr. Ngai held various senior management positions including executive director, chief financial officer and company secretary in a number of companies listed in Hong Kong, including Cosco Group, China Unicom Limited and Industrial and Commercial Bank of China (Asia) Limited. In addition, Mr. Ngai has been currently an independent non-executive director and a member or the Chairman of the Audit Committee of China Life Insurance Company Limited (Stock code: 2628) (since December 2006), Franshion Properties (China) Limited (Stock code: 0817) (since May 2007), and Bosideng International Holdings Limited (Stock code: 3998) (since September 2007), shares of which are listed on the Hong Kong Stock Exchange. Mr. Ngai had led or participated in a number of significant corporate finance projects including listing, mergers and acquisitions as well as issuance of debt securities, and the provision of professional services and support to many State-owned enterprises and red-chip companies in the areas of regulatory compliance, corporate governance and secretarial services. Mr. Ngai is a member of the Association of Chartered Certified Accountants in the United Kingdom, a member of the Hong Kong Institute of Certified Public Accountants, a fellow of the Institute of Chartered Secretaries and Administrators and a fellow of the Hong Kong Institute of Chartered Secretaries. Mr. Ngai has been our independent non-executive Director since November 2007. Mr. Ngai received a master's degree in corporate finance from Hong Kong Polytechnic University in 2002 and a master's degree in business administration from Andrews University of Michigan in 1992. He is a doctoral candidate in finance at Shanghai University of Finance and Economics. Mr. Ngai Wai Fung has extensive experience in accounting and financing as well as in corporate governance, which is relevant to the Company in matters relating to corporate governance practices such as internal control and internal audit.

SUPERVISORS

The following table sets forth information regarding the Supervisors of the Company:

Name	Age	Position
Mr. Peng Shugui	53	Chairman of the board of Supervisors
Mr. Huang Shaojun	50	Supervisor
Ms. Yu Fengli	51	Supervisor

Mr. Peng Shugui, 53, Chairman of the board of Supervisors of the Company. Mr. Peng is also the deputy party secretary, secretary of the disciplinary committee, and the chairman of the labor union of the Company. Mr. Peng has significant understanding of the construction industry in the PRC and has abundant operation and management experience, as well as a higher level of understanding of theories, policies and legal knowledge. Mr. Peng joined CRCCG Group in 1972. From December 1995 to December 1999, Mr. Peng was the deputy secretary and secretary to the communist party committee of the 14th Bureau of the Ministry of Railways (the predecessor of China Railway 14th Bureau Group Co., Ltd.). From December 1999 to April 2001, Mr. Peng served as the party secretary of China Railway 14th Engineering Bureau. From April 2001 to February 2006, Mr. Peng was the deputy party secretary and the secretary to the disciplinary committee of CRCCG. From February 2006, Mr. Peng served as the deputy party secretary, secretary to the disciplinary committee and the chairman of the labour union of CRCCG. From July 2006 to November 2007, Mr. Peng served as a director representing the employees of CRCCG, as well as the deputy party secretary, secretary to the disciplinary committee and the chairman of the labour union of CRCCG. Mr. Peng has been the chairman of the board of Supervisors since November 2007. Mr. Peng graduated from La Trobe University in Australia in October 2003 with a master's degree in business administration. He is a senior engineer, a state-recognized first grade project manager and a state-recognized first grade construction engineer.

Mr. Huang Shaojun, 50, Supervisor of the Company. He also serves as the chief of audit bureau of the Company, chairman of board of supervisors of Hainan Jinpai Technical Holding Co., Ltd., a supervisor of Beijing Tongda Jingcheng Highway Co., Ltd. as well as a standing committee member of China Institute of Internal Audit and China Risk Managers Association. Mr. Huang has substantial work experience in our industry and has abundant knowledge and experience in modern corporate management and operation management. Mr. Huang joined CRCCG Group in 1976. He served as deputy director of the planning and finance department of the commanding unit of the Beijing-Kowloon Railway in Kanzhou of CRCCG from February 1993 to April 1994, deputy division chief of finance department of CRCCG and deputy division chief of the planning and finance department of the commanding unit of Beijing-Kowloon Railway in Kanzhou of CRCCG from April 1994 to November 1998, chief of the audit division of CRCCG from November 1998 to August 2002, chief of the audit bureau of CRCCG from August 2002 to November 2007. Mr. Huang has served as a Supervisor of the Company since November 2007. Mr. Huang graduated from Central Communist Party School in 1993 majoring in economics and is a senior accountant and a registered senior enterprise risk manager.

Ms. Yu Fengli, 51, Supervisor of the Company representing our employees. Ms. Yu also serves as chairman of the board of supervisors of China Railway 12th Bureau Group Co., Ltd., China Railway 20th Bureau Group Co., Ltd., China Railway 22nd Bureau Group Co., Ltd., China Railway First Survey and Design Institute Group Co., Ltd., China Railway Real Estate Group Co., Ltd., Chongqing Tiefa Suiyu Highway Company Limited, Nanjing Changjiang Tunnel Company Limited, Sichuan Naxu Railway Company Limited, supervisor of Shanghai Fengting Water Purification Company Limited and Xi'an Tianchuang Real Estate Company Limited. Ms. Yu joined the CRCCG in 1973. She served as an assistant accountant and then accountant of the management department for ministrial office affairs of CRCCG from December 1989 to February 1996, an accountant of the finance department of CRCCG from February 1996 to September 1999, deputy head of the finance department of CRCCG from September 1999 to December 2005, chairman of the board of supervisors of the office of board of supervisors of CRCCG from December 2005 to November 2007. Ms. Yu has served as a Supervisor of the Company representing employees since November 2007. She graduated from the Central Communist Party School in 1995 majoring in economics and management and is an accountant.

SENIOR MANAGEMENT

The following table sets forth information regarding the senior management of the Company:

Name	Age	Position
Mr. Jin Puqing	58	President
Mr. Hu Zhenyi	53	Vice president, chief economist
Mr. Xia Guobin	49	Vice president, chief engineer
Mr. Fan De	54	Vice president
Mr. Zhao Guangfa	55	Vice president
Mr. Zhou Zhiliang	42	Vice president
Mr. Zhuang Shangbiao	45	Chief Financial Officer
Mr. Li Tingzhu	57	Secretary to the Board, joint company secretary
Mr. Law Chun Biu	34	Qualified accountant, joint company secretary

Mr. Jin Puqing, see "Directors".

Mr. Hu Zhenyi, 53, Vice President and Chief Economist of the Company. Mr. Hu currently also serves as the chairman of Xianyang Zhongtie Road and Bridge Company Limited, vice chairman of Chongqing Tiefa Suiyu Highway Company Limited, director of Beijing Tongda Jingcheng Highway Co., Ltd., executive director of Xi'an Tianchuang Real Estate Company Limited, shareholders' representative of Shanghai Fengting Water Purification Company Limited and used to be a part-time non-executive director of China Railway Construction (Hong Kong) Co., Ltd.. Mr. Hu has significant knowledge and understanding of the PRC construction industry and substantial operational and management experience. Mr. Hu joined CRCCG Group in 1972. Mr. Hu served as the deputy head and then head of operation department of CRCCG from December 1990 to May 1996, deputy chief economist of CRCCG from May 1996 to December 1997, chief economist of CRCCG from December 1997 to April 2001, deputy general manager and chief economist of CRCCG from April 2001 to November 2007. Mr. Hu has been the vice president and chief economist of the Company since November 2007. He is responsible for our overseas business, including negotiations and liaising with the various PRC authorities for approvals of our overseas business. Mr. Hu is also an expert in China International Engineering Consulting Corporation and Beijing Urban Engineering Design & Research Institute Co., Ltd., deputy chief of the expert committee of the economics division of the construction and commanding unit of Beijing Rail Transit, and chief of the economics division of the design, auditing and consultation committee of Hangzhou Rail Transit. Mr. Hu obtained his master degree in business administration from Xiamen University, PRC in 2004. Mr. Hu is a professor-level senior engineer and enjoys special government allowance of the State Council.

Mr. Xia Guobin, 49, Vice President and Chief Engineer of the Company. Mr. Xia has significant understanding of the PRC construction industry, abundant knowledge in science and technology development, survey and design. He also has substantial experience in engineering management and construction management. Mr. Xia joined the CRCCG Group in 1975. He served as the deputy chief engineer and then chief engineer of the 13th Engineering Bureau of the MOR (the predecessor of China Railway 13th Bureau Group Co., Ltd.) from April 1996 to December 1999, chief engineer of 13th Engineering Bureau of China Railway from December 1999 to April 2001, the deputy general manager and chief engineer of CRCCG from April 2001 to November 2007. He has served as the vice president and chief engineer of the Company since November 2007. He is responsible for the management of technology and research and development of the Company. Mr. Xia graduated from Railway Guard Engineering Institute majoring in railway and bridge engineering and obtained his bachelor degree in engineering in 1982. Mr. Xia is a professor-level senior engineer and enjoys special government allowance of the State Council.

Mr. Fan De, 54, Vice President of the Company. Mr. Fan joined CRCCG Group in 1980. From June 1988 to April 1990, he served as deputy director for construction engineering section of the project directing department of the MOR. He served as the deputy general manager and then general manager of Beijing China Railway Construction Engineering Corporation from April 1990 to April 2001, the deputy general manager of CRCCG from April 2001 to November 2007. He has substantial experience in the real estate development business. Mr. Fan has been the vice president of the Company since November 2007. He is responsible for the real estate development business of the Company. Mr. Fan graduated from Changsha Railway Institute, PRC in 1980 majoring in civil construction and he is a senior engineer.

Mr. Zhao Guangfa, 55, Vice President of the Company. Mr. Zhao joined CRCCG Group in 1970. He served as deputy chief, then chief and deputy secretary to the communist party committee of the 18th Engineering Bureau of the Ministry of Railways (the predecessor of China Railway 18th Bureau Group Company Limited) from May 1994 to December 1999, a director and deputy secretary of communist party committee of China Railway 18th Engineering Bureau from December 1999 to August 2001, chairman and deputy party secretary of China Railway 18th Bureau Group Co., Ltd. from August 2001 to December 2004, the deputy general manager of CRCCG from December 2004 to November 2007. He has substantial experience in the safety, quality and control aspects of construction project management. Mr. Zhao has been the vice president of the Company since November 2007 and is responsible for our project management. Mr. Zhao graduated from Asia International Open University (Macau) and obtained his master degree in business administration in 2001 and is a senior engineer.

SENIOR MANAGEMENT *(CONTINUED)*

Mr. Zhou Zhiliang, 42, Vice President of the Company. Mr. Zhou has significant knowledge and understanding of the PRC construction industry and abundant operational and management experience. Mr. Zhou joined CRCCG in 2003. Mr. Zhou served as chairman of the labor union, president and deputy party secretary of Fourth Survey and Design Institute of the Ministry of Railways (the predecessor of China Railway Fourth Survey and Design Institute) from January 2000 to December 2004, deputy general manager of CRCCG from December 2004 to November 2007. He has substantial experience in engineering design and project management. Mr. Zhou has been the vice president of the Company since November 2007 and is responsible for the sales and operations of the Company. Mr. Zhou graduated from China University of Mining, PRC in 1985 with a bachelor degree in hydrogeology and engineering geology and is a senior engineer.

Mr. Zhuang Shangbiao, 45, Chief Financial Officer of the Company. Mr. Zhuang has substantial experience in corporate Finance and financial management. Mr. Zhuang joined CRCCG in 2005. He served as the deputy general manager of the financial division of China Road and Bridge Construction Corporation from March 1992 to February 1994, the deputy general manager and executive deputy general manager of China Road and Bridge Group (H.K.) Limited from February 1994 to February 2001, chief accountant of China Road and Bridge (Group) Corporation from February 2001 to August 2005, chief accountant of CRCCG from August 2005 to November 2007, as well as the chief legal adviser of CRCCG from April 2006 to November 2007. Mr. Zhuang has been the chief financial officer of the Company since November 2007. Mr. Zhuang graduated from Changsha Jiaotong Institute, PRC in 1985 majoring in engineering and financial accounting and obtained a bachelor degree in engineering. He is a senior accountant.

SECRETARY TO BOARD OF DIRECTORS

Mr. Li Tingzhu, 57, Secretary to Board of Directors of the Company. Mr. Li has significant knowledge and understanding of the PRC construction industry and abundant operational and management experience. He also has the qualification recognized by the PRC regulatory authority for appointment as a secretary to the board of the Directors of a listed company. Mr. Li joined the CRCCG Group in 1968. Mr. Li served as the vice division head of the party committee organization of CRCCG from September 1989 to November 1998, a director of the party office of CRCCG from April 1998 to January 2005, the vice president of the labor union and the director of the party office of CRCCG from January 2005 to December 2005, secretary to the board of directors of CRCCG from December 2005 to November 2007. Mr. Li has been the secretary to the Board of Directors of the Company since November 2007. Mr. Li graduated from the Central Communist Party School, PRC in 1992 majoring in economics and management and is a senior political engineer.

QUALIFIED ACCOUNTANT

Mr. Law Chun Biu, 34, has served as Qualified Accountant of the Company since December 2007. Mr. Law is employed by the Company on a full-time basis and is a member of our senior management as required under Rule 3.24 of the Listing Rules. Mr. Law is a member of Hong Kong Institute of Certified Public Accountants and The Association of Chartered Certified Accountants. Before joining the Company, Mr. Law was the group finance manager of South East Asia Holdings Ltd. From October 2006 to April 2007, Mr. Law was a finance manager of Fujikon Industrial Co. Ltd. From March 2003 to October 2006, Mr. Law was a senior accountant of Tonic Electronics Ltd. From March 2000 to December 2002, Mr. Law worked for Harbor Ring Management Limited as an assistant accounting manager. Mr. Law graduated from the Hong Kong University of Science and Technology in 1997 with a bachelor degree of business administration in accounting. He also holds a master's degree in information systems from the Hong Kong Polytechnic University in 2006.

Dear Shareholders,

Firstly, I would like to extend my heartfelt gratitude to all shareholders and all walks of life for the cares and supports to CRCC. I am pleased to present to shareholders the annual report for 2007 in my capacity as the chairman on behalf of the Board.

Year 2007, the first reporting year of CRCC, did witness the Company's efforts and glories. After almost one year's preparation, the Company was incorporated in Beijing on 5 November 2007. On 10 March and 13 March 2008, the Company debuted on the Shanghai Stock Exchange and the Hong Kong Stock Exchange respectively. The market leader in the China construction industry is demonstrating the new look in the global capital market.

STRONG GROWTH IN BUSINESS RESULTS AND FINANCIAL PERFORMANCE

The Company's new contract value for 2007 increased by 35.3% to RMB286,999.0 million year-on-year, including overseas new contract value of RMB90,113.5 million which ranked the first among overseas Chinese contractors. The Company's revenue from operations and net profit attributable to equity holder of the Company amounted to RMB171,997.4 million and RMB2,300.8 million, representing strong growths of 12.0% and 89.7% respectively year-on-year.

Given such outstanding business performance, the Company was again listed among the Fortune Global 500 companies in 2007, ranking No.384, and ranked No.6 and No.15 respectively among the Top 225 Global Contractors and the Top 500 Chinese Enterprises.

OPERATIONS DOMINANT IN THE MARKET WITH INCREASING SYNERGY

As one of the ultra-large integrated construction enterprises in China even in the world, the Group owns an entire construction industry chain and a complete qualification system in the industry, with businesses covering nearly all types of infrastructure construction projects. The Company has a proven track record to rank in the top quartile in markets including railway, highway, bridge, tunnel, metropolitan railway constructions. Our revenue and profit from construction operations before inter-segment elimination recorded RMB162,932.0 million and RMB3,624.3 million for 2007, representing a year-on-year increase of 11.3% and 73.1 % respectively as compared to 2006.

As a leading and highly proficient provider of survey, design and consultancy services in the domestic infrastructure construction industry, the Group owns five first-tier large construction design and research institutes in China, all being leading players in the survey, design and consultancy services market for railway infrastructure construction. The segment recorded revenue and profit before inter-segment elimination of RMB3,709.1 million and RMB299.6 million for 2007, representing a year-on-year increase of 10.8% and 271.3 % respectively as compared to 2006.

The Company is currently the largest large track maintenance machinery manufacturer in Asia and the second largest in the world, ranking the top in terms of output and sales in China with the largest capacities for the manufacturing, research and development of large-scale track maintenance machinery. Our principal products of large-scale track maintenance machinery accounted for approximately 80% of domestic market share, establishing the absolute predominance in the industry. The segment of manufacturing operations recorded revenue and profit before inter-segment elimination of RMB1,856.0 million and RMB124.8 million for 2007, representing a year-on-year increase of 36.9% and 649.7% respectively as compared to 2006.

On real estate development, capital investment and logistics operations, the Company is the largest railway construction logistic service provider in China and the second largest railway material supplier in the world, and has established its well-recognized brand name, "Zhong Tie Di Chan" (「中鐵地產」), in the market. The said operations in aggregation recorded revenue and profit before inter-segment elimination of RMB5,376.7 million and RMB320.4 million for 2007, representing a year-on-year increase of 51.3% and 29.4% respectively as compared to 2006.

By virtue of complete industry chain and scale merit, the Company is positioned to ward off operating risks for its sustainable development, with a cross-segment synergy to offer integrated and multifaceted services to its customers. This gives the Group significant advantages especially in undertaking super-large and technologically sophisticated projects.

SOUND AND FORWARD-LOOKING MANAGEMENT BASED ON SOLID CORPORATE CULTURE

Our experienced senior management team, with an average industry experience of over 20 years, has profound knowledge and understanding of the construction industry. With industry-leading management concepts and ability to ride on the market, the management team focuses on team building under the new management mechanism to widen the strategic vision in a global context.

Pressing ahead its management system to meet international standards, the Company has established a corporate governance system featuring sound structure, rational operation and effective check-and-balance.

To highlight its solid background of corporate culture, the Company has been attaching importance to outstanding corporate culture and brand building, to forge the unique values of "Uncompromising integrity and innovation, top-tier works and ethics" and the enterprising spirit of "Knowing no bounds to outshine in the global arena".

PROSPECT

Looking ahead, the Company is set to profit from the vast potential in 2008 arising from the favorable opportunities in China's fast growing economy and accelerating investment in transportation infrastructure construction.

Leveraging the significant opportunities, the Company will further optimise and expand its principal businesses to secure its dominance in domestic construction market, especially the railway and highway markets. Meanwhile, the Company will aggressively develop the profitable segments including overseas operation, real estate development, survey, design and consultancy services, manufacturing operations, capital investment operations and logistics so as to build up new growth bases and profit sources.

Efforts will be put in research and development to improve our technological expertise, with sustainable development capability for proprietary intellectual property to hone the core competitiveness. Internally, the Company will promote the lean production and management innovation to upgrade management level and efficiency.

The Company will also secure and uplift the recognition of "CRCC", sublime its enterprising spirit and consolidate the core corporate culture, aiming at a virtuous cycle for brand and business to support each other.

The Board and I believe that, with supports of shareholders and efforts of the staff, the Company is bound to capitalise on its heritage and forge ahead into the future. The Company is committed to speeding up the paces to build itself into one of the most competitive construction conglomerates globally, returning more value to shareholders and more contribution to the society.

LI Guorui
Chairman

Beijing, PRC
25 April 2008

CORPORATE GOVERNANCE RULES

Sound corporate governance is a target which the Company has always been in pursuit of. After reviewing the corporate governance documents, the Board is of the opinion that the Company has complied with code provisions in the Code on Corporate Governance Practices as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Hong Kong Listing Rules").

The Directors consider that, the Articles of Association, Rules of Procedures of shareholders meetings, Rules of Procedures of Board Meetings. Rules of Procedures of Supervisory Committee, Work Rules for President, Work Rules for Secretary to the Board, Work Manual for Independent Directors, Decision Manual on Connected Transactions, Management Method on Information Disclosure, Management Method on Raised Proceeds, Management Manual on External Guarantee, Management Manual on External Investment, Work Rules for Audit Committee of the Board, Work Rules for Remuneration and Evaluation Committee of the Board, Work Rules for Strategy and Investment Committee of the Board, Work Rules for Nomination Committee of the Board, Code of Conduct on Directors and Special Employees' Securities Transactions constitute the reference bases of the Company's codes on corporate governance practices, which have covered the principles and code provisions in the Code on Corporate Governance Practices as set out in Appendix 14 to the Hong Kong Listing Rules. The standards of the Company's internal corporate governance documents are stricter than the Code on Corporate Governance Practices in the following scope:

Besides the Audit Committee and the Remuneration and Evaluation Committee, the Company has established the Investment and Strategy Committee and the Nomination Committee.

DIRECTORS, SUPERVISORS AND RELEVANT EMPLOYEES' SECURITIES TRANSACTIONS

The Board has adopted the model code as set out in Appendix 10 to the Listing Rules as guidance for Directors, Supervisors and relevant employees' securities transactions. After individual inquiry by the Company, all Directors, Supervisors and relevant employees (as defined in Appendix 14 to the Listing Rules) have confirmed that they are in compliance with the model code.

BOARD OF DIRECTORS

The first Board of Directors of the Company comprises nine Directors, including two executive Directors of Mr. Ding Yuanchen and Mr. Jin Puqing, three non-executive Directors of Mr. Li Guorui, Mr. Huo Jingui and Mr. Wu Xiaohua, and four independent non-executive Directors of Mr. Li Kecheng, Zhao Guangjie, Mr. Wu Taishi and Mr. Ngai Wai Fung. Mr. Li Guorui is the Chairman and Mr. Jin Puqing is the President of the Company. The Company has received the annual confirmation issued by each independent non-executive Director to acknowledge their respective independence. After prudent inquiry, the Board is of the view that each of Mr. Li Kecheng, Mr. Zhao Guangjie, Mr. Wu Taishi and Mr. Ngai Wai Fung maintains the independence as required by the Directions set out in Rule 3.13 of the Hong Kong Listing Rules. Pursuant to the Articles of Association of the Company, the first Board has a 3-year term of office, and the Directors are eligible for re-election or re-appointment upon expiry.

To prioritise shareholders' interest, each member of the Board uses his best endeavour to fulfil his duties in accordance with the responsibilities of Directors and the relevant laws and regulations. The Board's duties include: determining the Company's operation plan and investment plan; preparing the Company's profit distribution plan and loss recovery plan; formulating the Company's capital investment operation plan and implementing resolutions of the general meetings.

The Chairman ensures that the Directors have performed their duties and maintains the effective operation of the Board, and ensures that all major relevant events have been discussed with Directors in time. The Chairman has met the non-executive Directors individually and fully understood their opinions and advice on the operation of the Company and the function of the Board.

The Office of the Board is dedicated to serve the Directors in all aspects, and to provide adequate information to keep them informed of any corporate development. It effectively communicates with shareholders by appropriate means so as to ensure that shareholders' opinions are delivered to the Board.

The Company has appointed sufficient independent non-executive Directors and appointed those with relevant professional qualifications including expertise in accounting or financial management as required by the Hong Kong Listing Rules. Each of the Company's four independent non-executive Directors maintains full independence. They have educational background and abundant professional experience in accounting, finance and/or infrastructure construction, respectively. They sincerely provide professional advice for the Company's steady operation and growth; supervise and coordinate to safeguard the interests of the Company and shareholders.

BOARD OF DIRECTORS *(CONTINUED)*

Save for their services to the Company, there is no financial, commercial and familial connection among the Directors, Supervisors or other senior management, nor any other material relation with each other.

Save for the service contracts entered into respectively, no Directors or Supervisors are materially interested, either directly or indirectly, in the major contracts entered into by the Company or any of its subsidiaries in 2007.

In 2007, the Company held two Board meetings; the attendance of the first meeting was 88.89% (all Directors attended other than Mr. Li Kecheng) and the attendance of the second meeting was 100%. Details of the meetings were recorded by a designated officer, and all matters approved at each meeting were passed as resolutions and archived in accordance with the relevant laws and regulations. The Board's work for 2007 mainly included:

- consideration and determination of the candidates to Directors, Supervisors, senior management and all the special committees of the Board, and consideration and approval of the Company's connected transaction agreements and non-competition agreement as well as relevant corporate governance manuals;

- consideration and approval of the resolution on the issue of A share by the Company;

- consideration and approval of the resolution on the issue of H share by the Company.

Time and main content of the regular meetings of the Board were all determined at the beginning of the year so as to ensure that all Directors have opportunities to put forward matters to be included in the agenda of the Board meeting and allow them to review the proposals with sufficient time.

The Directors' total emolument for 2007 totalled RMB3,163,000.

Each Director's emolument from the Company for this year is as follows:

Li Guorui: RMB872,000;

Ding Yuanchen: RMB654,000;

Jin Puqing: RMB665,000;

Huo Jingui: RMB752,000;

Wu Xiaohua: RMB70,000;

Li Kecheng: RMB70,000;

Zhao Guangjie: RMB80,000;

Wu Taishi: received no emolument for year 2007;

Ngai Wai Fung: received no emolument for year 2007.

As at 31 December 2007, the Company had not formulated or implemented any stock appreciation rights plan, nor granted any stock appreciation rights.

CHAIRMAN AND PRESIDENT

Chairman and President perform their respective duties in accordance with corporate governance documents including the Articles of Association, the Rules of Procedures for the Board Meetings and the Work Rules for President.

Duties of Chairman of the Company: to preside over general meetings and to convene and preside over the Board meetings; to supervise and examine the implementation of resolutions of the Board; to sign corporate shares, corporate debentures and other securities; to sign important documents of the Board and, on behalf of the Company, the important legally binding documents.

CHAIRMAN AND PRESIDENT *(CONTINUED)*

President shall report to the Board and perform the following duties: to lead the Company's production, operation and management, to organise resources to implement the Board's resolutions, and report to the Board; to implement the Company's annual business plans and investment schemes; to propose the establishment of the Company's internal management structure; to formulate the Company's basic management system; to formulate detailed rules and regulations for the Company; to propose to the Board the appointment or dismissal of the Company's vice president(s), chief accountant, chief engineer and chief economist; to appoint or dismiss the Company's officers other than those to be appointed or dismissed by the Board; to propose convening of extraordinary meetings of the Board.

AUDIT COMMITTEE

An audit committee is established under the Board. The committee's duties mainly comprise review of the Company's financial report, consideration of appointment of independent auditors, approving audit and auditing relevant services and supervision on the Company's internal financial reporting procedures and management policies.

The audit committee consists of three Directors: Mr. Wu Taishi, Mr. Ding Yuanchen and Mr. Ngai Wai Fung. Mr. Wu Taishi currently serves as the chairman of the audit committee.

For each year at least two regular meetings of the audit committee shall be convened to review the accounting standards and internal control system adopted by the Company, the relevant financial issues and the connected transactions of the Group so as to ensure the integrity, fairness and accuracy of the Company's financial statements and the relevant information.

Since the establishment date of the Company was around the end of 2007, there were no committee meeting convened for the year ended 31 December 2007. Nevertheless, the committee is proactively preparing for the tasks.

On 25 March 2008, the audit committee of the first Board held the first meeting, where the reporting on the annual report and overall arrangement for financial statements auditing for 2007, and the specific plan and major accounting issues presented by the auditors for preparation and auditing of the financial statements for 2007 were heard. The meeting approved the auditing schedule co-developed by the Company and the auditors, and proposed the auditors to complete the auditing engagement in time and ensure the Group's implementation of the key rules of the new accounting policies.

On 23 April 2008, the audit committee of the first Board held the second meeting, where the audited annual financial statements were approved to be submitted to the Board for review. In addition, the audit committee reviewed and submitted to the Board the auditors' report on the Company's consolidated financial statements for the year ended 31 December 2007, and the resolution on retaining of auditors for 2008.

REMUNERATION AND EVALUATION COMMITTEE

A remuneration and evaluation committee has been established under the Board. Duties of the remuneration and evaluation committee include: review of the Company's remuneration policy and assessment on performance of the Directors and senior management. Remuneration and evaluation committee regularly review the structure, staff number of the Board and the work of Directors.

Remuneration and evaluation committee consists of three Directors: Mr. Zhao Guangjie, Mr. Ding Yuanchen and Mr. Li Kecheng. Mr. Zhao Guangjie currently serves as the chairman of the remuneration and evaluation committee. The primary responsibilities of remuneration and evaluation committee are to formulate the training and remuneration policies and to determine and manage the remuneration of our senior management, which include, among other things:

- approving, overseeing and evaluating the performance of senior management of the Company and determining and approving their remuneration;
- reviewing and making recommendations to the Board with respect to the Directors' remuneration; and
- supervising the execution of remuneration system of the Company.

REMUNERATION AND EVALUATION COMMITTEE *(CONTINUED)*

Remuneration of the executive Directors and non-executive Directors are still calculated at the remuneration management method promulgated by the SASAC for principals of central enterprise prior to the incorporation of the Company. Remuneration consist of basic salary and performance salary. The performance salaries of executive Directors and non-executive Directors are determined according to the results of operating performance. Executive Directors and non-executive Directors have no rights to approve their own remunerations which shall be approved by general meeting.

Since the establishment date of the Company was around the end of 2007, there were no committee meeting convened for the year ended 31 December 2007. On 20 April 2008, the remuneration and evaluation committee of the first Board held the first meeting, at which the Proposal for Performance Review and Remuneration of President for 2007 was considered and approved.

STRATEGY AND INVESTMENT COMMITTEE

A strategy and investment committee is also established under the Board. Strategy and investment committee consists of three Directors: Mr. Jin Puqing, Mr. Wu Xiaohua and Mr. Wu Taishi. Mr. Jin Puqing currently serves as the chairman of the strategy and investment committee. The primary responsibilities of strategy and investment committee of the Company are to formulate our overall development plans and investment decision-making procedures, which include, among other things:

- reviewing long-term development strategies of the Company;
- reviewing major issues affecting development of the Company; and
- reviewing significant capital expenditure, investment and financing projects that require approval of the Board.

The above committees perform their duties in a proper order under their respective work rules.

NOMINATION COMMITTEE

Nomination committee consists of three Directors: Mr. Li Kecheng, Mr. Huo Jingui and Mr. Zhao Guangjie. Mr. Li Kecheng currently serves as the chairman of the nomination committee. The primary responsibilities of the nomination committee are to formulate the nomination procedures and standards for candidates for Directors and senior management, to conduct preliminary review of the qualifications and other credentials of the candidates for Directors and senior management, to formulate, review and supervise the implementation of the performance of the Directors and the senior management.

Since the establishment date of the Company was around the end of 2007, there were no committee meeting convened for the year ended 31 December 2007. Nevertheless, the committee is proactively preparing for the tasks and the first meeting of nomination committee shall be held as soon as possible after the listing of the Company.

SUPERVISORY COMMITTEE

The supervisory committee of the Company consists of three members, of which one Supervisor is elected by the staff as a representative of the employees. The supervisory committee is responsible for supervision on the Board, its members and senior management, so as to prevent them from abusing authority and damaging the legal interests of shareholders, the Company and its staff members. In 2007, the supervisory committee convened one meeting at which Mr. Peng Shugui was elected as the chairman of supervisory committee and exercised review of the Company's financial position, operations under the laws and performance of duties by the senior management members. The committee complied with the principle of honesty and good faith to perform various tasks proactively.

GENERAL MEETING AND INVESTOR RELATIONS

General meeting is the highest authority of the Company. It provides an opportunity for the direct communications between the Board and shareholders to establish a good relationship. Therefore, the Company pays much attention to those meetings. In 2007, the Company convened two general meetings at Beijing Jingxi Hotel on 5 November and the conference room of the Company at No.40 Fuxing Road, Beijing on 30 November. At those meetings, the following matters were considered and approved as resolutions:

- considering and passing connected transaction agreements and non-competition agreement of the Company and relevant corporate governance manuals;
- considering and passing relevant resolution on the issue of A share by the Company;
- considering and passing relevant resolution on the issue of H share by the Company;
- passing the Proposal for Revising Distribution Plan of Retained Profit before Issuance.

All the resolutions at those the meetings (at which CRCCG was the sole shareholder) were approved unanimously.

The general meetings were convened by the chairman who explained the relevant matters on voting procedures of the meeting, and proposals were considered and resolved on an itemised basis. Meanwhile, notices of those meetings were served to Directors, some of whom attended the general meetings as observers. Members of the audit committee and the remuneration and evaluation committee were also noticed to attend the meeting as observers.

After listing, the Company established a dedicated department to manage investor relations, which is responsible for matters concerning investor relations. The department proposes to formulate the Work Manual on Investor Relations to regulate its operation. The Company's management kept in close communications with investors, analysts and the media by various means including roadshows, individual interviews, conferences and invitations for visit to the Company, thereby increasing their recognition of the Company constantly. In 2008, the senior management of the Company held domestic and global roadshows for the issue of A shares and H shares and paid visits to investors. The investors were also invited to visit the Company, and the Company organized reception for investors' visits. Meanwhile, the Company endeavours to attend the investor meetings organized by the investment banks. In addition, the investor relations department is responsible for timely reply to enquiries and questions in e-mails from and raised by investors.

QUALIFIED ACCOUNTANT

Mr. Law Chun Biu has become the qualified accountant of the Company since December 2007. Mr. Law is a full-time employee and a senior management member of the Company under Rule 3.24 of Hong Kong the Listing Rules. Mr. Law is a member of Hong Kong Institute of Certified Public Accountants and a member of The Association of Chartered Certified Accountants of the United Kingdom.

CORPORATE MANAGEMENT, FINANCIAL REPORTING AND INTERNAL CONTROL

The Company convenes irregular president meetings, which are presided over by the President with presence of relevant department heads of the headquarters. The Company's operation, implementation of investment projects and financial issues are considered and decided at the meetings. The Company's management, including managers of subsidiaries and associates and department heads from the headquarters, convene annual work meeting to review the operational performance of the previous year and to make arrangements for the coming year. The meetings have facilitated coordination, communication and supervision of the development and implementation of the Company's various operation tasks.

Non-executive Directors have reviewed the compliance of non-competition agreement by CRCCG and confirmed that the Company has followed the relevant provisions in the non-competition agreement during the period from 5 November 2007 (date of the relevant non-competition agreement) to 31 December 2007.

CORPORATE MANAGEMENT, FINANCIAL REPORTING AND INTERNAL CONTROL *(CONTINUED)*

The Directors confirmed that they were responsible for preparing the financial statements for each accounting year to give a true and fair view of business affairs, results and cash flow of the Company during the period. During preparing the accounts for the year ended 31 December 2007, the Directors:

– have chosen and implemented proper accounting policies;

– have adopted standards in accordance with IFRSs; and

– have given prudent and reasonable judgement and valuation and have prepared accounts on an ongoing concern basis.

The Board and senior management attach much importance to the establishment and improvement of the internal control system. Dedicated work team and project management committee have been established.

The management of the Company took a series of measures to enhance internal control and reduce risks, including: reviewing the control systems at the enterprise level, overall information system level and business flow level, and implemented a series of measures designed to establish and evaluate the effectiveness of internal control system including identifying risk points, revising and improving internal control and operation system during workflows, testing and verifying the effectiveness of implementation of internal control system. On market front, the management system for purchase and sales was improved to ward off market risks. Specialised managements were consolidated continuously. For risk management, the Company initially built a systematic framework for risk assessment and management to allow the Company to identify, assess and manage various internal and external risks and thus minimize the risks. As for financial control, the Company initially established overall budget management system to implement unified accounting system and centralized management and allocation of capital. Management reports were prepared and submitted to the Board to present the information on review of effectiveness of internal control system.

The Company attached much importance to establishment and improvement of information system to further enhance work efficiency.

REMUNERATION TO AUDITORS

Ernst & Young and Ernst & Young Hua Ming have been respectively appointed as international and domestic auditors of the Company.

The Company incurred RMB113.0 million in total for professional services of H shares and A shares listing provided by Ernst & Young and Ernst & Young Hua Ming for the initial public offerings of the Company in Hong Kong and Shanghai. Except for the above services, Ernst & Young and Ernst & Young Hua Ming did not provide any significant non-auditing services in respect of the initial public offering of the Company in both Hong Kong and Shanghai.

The Company incurred RMB24.5 million in total for professional services of annual audit provided by Ernst & Young and Ernst & Young Hua Ming for auditing of financial statements for the year ended 31 December 2007. In 2007, the Group did not appoint Ernst & Young or Ernst & Young Hua Ming to provide any significant non-auditing services. An aggregate amount of RMB500,000 was incurred for certain agreed-upon procedure engagements performed by Ernst & Young.

Management's Discussion and Analysis of Financial Conditions and Results of Operations

The content of this section should be read in conjunction with the audited consolidated financial statements of the Group which is set out in 2007 annual report (including relevant notes).

1. SUMMARY

For the year ended 31 December 2007, the Group's revenue amounted to RMB171,997.4 million, representing an increase of 12.0% over RMB153,609.0 million of last year. Profit attributable to equity holder of the Company amounted to RMB2,300.8 million, representing an increase of 89.7% over last year. Basic earnings per share of the Group was RMB0.2876.

The financial results for the years ended 31 December 2006 and 2007 are set out below.

Results of operations

For the year ended 31 December 2007, the Group's profit-before-tax amounted to RMB3,787.7 million, representing an increase of 80.5% over RMB2,098.2 million of last year. Profit attributable to equity holder of the Company amounted to RMB2,300.8 million, representing an increase of 89.7% over last year. Basic earnings per share of the Group was RMB0.2876.

Revenue

For the year ended 31 December 2007, the Group's revenue amounted to RMB171,997.4 million, representing an increase of 12.0% over RMB153,609.0 million of last year. The increase was mainly attributable to the increased revenue from construction operations.

For the year ended 31 December 2007, the Group's total revenue after elimination of inter-segment sales increased by 12.0% to RMB171,997.4 million from RMB153,609.0 million for the year ended 31 December 2006. The increase was mainly attributable to a RMB16,369.0 million increase in revenue from construction operations, a RMB185.9 million increase in revenue from survey, design and consultancy services, a RMB59.1 million increase in revenue from manufacturing operations and a RMB1,774.5 million increase in revenue from other operations.

New and outstanding contracts

The Company's new contract value for 2007 aggregated to RMB286,999.0 million. As at 31 December 2007, the outstanding contract value amounted to RMB323,428.5 million.

Details of the undertaken contracts and outstanding contracts in 2006 and 2007 were set out as below:

1. Undertaken contracts

	Year ended 31 December	
	2006	**2007**
	(RMB million)	
Construction operations*	198,203.7	**265,650.5**
Survey, design and consultancy operations	3,073.3	**3,657.8**
Manufacturing operations	1,064.4	**6,321.5**
Other operations	9,856.1	**11,369.2**
Total	212,197.4	**286,999.0**

* Construction operations for 2007 included overseas contracts of RMB90,113.5 million and domestic contracts of RMB175,537.0 million.

1. SUMMARY *(CONTINUED)*

2. Outstanding contracts

	Year ended 31 December	
	2006	**2007**
	(RMB million)	
Construction operations*	198,374.9	**312,079.8**
Survey, design and consultancy operations	2,476.8	**2,523.9**
Manufacturing operations	1,602.2	**6,311.5**
Other operations	2,168.3	**2,513.4**
Total	204,622.2	**323,428.5**

* Outstanding contracts on construction operations for 2007 included overseas outstanding contracts of RMB116,781.7 million and domestic outstanding contracts of RMB195,298.1 million.

Cost of sales

For the year ended 31 December 2007, the Group's cost of sales after elimination of inter-segment sales increased by 11.5% to RMB160,598.3 million from RMB144,013.0 million for the year ended 31 December 2006. The increase almost matched with that of the Group's total revenue for the same period, which was mainly due to the increased material cost.

Gross Profit

For the above reasons, for the year ended 31 December 2007, the Group's gross profit increased by 18.8% to RMB11,399.1 million from RMB9,596.0 million for the year ended 31 December 2006. For the year ended 31 December 2007, the Group's gross margin increased to 6.6% from 6.2% for the year ended 31 December 2006. The increase of gross margin was mainly attributable to scale merit as a result of business expansion and cost control of the Group.

Finance revenue

The finance revenue of the Group mainly includes bank interest income. For the year ended 31 December 2007, the Group's finance revenue increased by 19.3% to RMB652.2 million from RMB546.6 million for the year ended 31 December 2006. This was mainly due to an increase in total bank balance of the Group and the interest rate rise for the year ended 31 December 2007.

Finance costs

The finance costs of the Group mainly include interest expense of bank borrowings, other borrowings, finance lease and discounted notes, less capitalised interests of construction in progress and construction contract. For the year ended 31 December 2007, the Group's finance costs increased by 39.9% to RMB1,272.2 million from RMB909.3 million for the year ended 31 December 2006. The increase was mainly attributable to an increase of RMB453.0 million in interests of bank and other borrowings, partially offset by an increase of RMB105.4 million in capitalised interest expense as a result of real estate development operations.

Share of profits of jointly-controlled entities and associates

For the year ended 31 December 2007, the Group's share of profits of jointly-controlled entities and associates increased by RMB16.0 million (or 70.8%) to RMB38.6 million from RMB22.6 million for the year ended 31 December 2006.

1. SUMMARY *(CONTINUED)*

Income tax expense

For the year ended 31 December 2007, the Group's income tax expenses increased by 148.5% to RMB1,481.8 million from RMB596.3 million for the year ended 31 December 2006. The increase was mainly attributable to a write-off of RMB600.2 million of net deferred tax assets to income statement of the Group for the year ended 31 December 2007, as a result of a decrease in income tax rate from 33% to 25% from 1 January 2008 as stipulated in the new Enterprise Income Tax Law of the PRC. In addition, income tax expenses for the year ended 31 December 2007 recorded an increase, which was mainly due to the improved operating results of the Group during the year.

Minority interests

In the years ended 31 December 2006 and 2007, our profit attributable to minority interests amounted to RMB289.0 million and RMB5.2 million respectively. The noticeable decrease is due to the fact that as part of the restructuring of the Group, the Group acquired the equity interest in some entities in 2007 which were previously held by the minority shareholders including the Employee Share Ownership Committees.

2. DISCUSSION OF OUR OPERATING RESULTS BY SEGMENT

The following table sets forth the Group's revenue, gross profit, gross margin, profit from operations and operating margin for the years of 2006 and 2007:

	Revenue Year ended 31 December		Gross profit Year ended 31 December		Gross margin Year ended 31 December		Profit from operations Year ended 31 December		Operating margin Year ended 31 December	
	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007
	(RMB million)		*(RMB million)*		*(%)*		*(RMB million)*		*(%)*	
Construction operations	146,359.7	**162,932.0**	8,213.4	**9,625.4**	5.6	**5.9**	2,093.4	**3,624.3**	1.4	**2.2**
Survey, design and consultancy operations	3,348.5	**3,709.1**	634.9	**803.7**	19.0	**21.7**	80.7	**299.6**	2.4	**8.1**
Manufacturing operations	1,355.2	**1,856.0**	224.5	**303.7**	16.6	**16.4**	16.6	**124.8**	1.2	**6.7**
Other operations	3,553.9	**5,376.7**	523.2	**666.3**	14.7	**12.4**	247.6	**320.4**	7.0	**6.0**
Subtotal	154,617.3	**173,873.7**	9,596.0	**11,399.1**	6.2	**6.6**	2,438.3	**4,369.1**	1.6	**2.5**
Inter-segment elimination	(1,008.3)	**(1,876.3)**	–	**–**	–	**–**	–	**–**	–	**–**
Total	153,609.0	**171,997.4**	9,596.0	**11,399.1**	6.2	**6.6**	2,438.3	**4,369.1**	1.6	**2.5**

2. DISCUSSION OF OUR OPERATING RESULTS BY SEGMENT *(CONTINUED)*

1. Construction operations

The principal profit and loss information for our construction operations before elimination of inter-segment sales is as follows:

	Year ended 31 December	
	2006	**2007**
	(RMB million)	
Segment revenue	146,359.7	**162,932.0**
Railway	61,496.9	**73,951.2**
Highway	56,925.4	**54,864.5**
Metropolitan railway	4,823.8	**5,179.2**
Water conservancy and hydropower facility	4,958.2	**6,004.9**
Others	18,155.4	**22,932.2**
Cost of sales	(138,146.2)	**(153,306.7)**
Railway	(57,626.5)	**(69,200.5)**
Highway	(54,384.2)	**(52,038.4)**
Metropolitan railway	(4,457.9)	**(4,825.6)**
Water conservancy and hydropower facility	(4,697.1)	**(5,574.5)**
Others	(16,980.5)	**(21,667.7)**
Gross profit	8,213.4	**9,625.4**
Selling and distribution costs	(709.1)	**(492.6)**
Administrative expenses and others	(5,410.9)	**(5,508.5)**
Segment results	2,093.4	**3,624.3**
Depreciation and amortization	2,255.5	**3,244.2**

Segment revenue. For the year ended 31 December 2007, the Group's segment revenue before elimination of inter-segment sales from our construction operations increased by 11.3% to RMB162,932.0 million from RMB146,359.7 million for the year ended 31 December 2006. The increase was mainly due to the increases in the revenue generated from railway construction projects.

Inter-segment sales generated from our construction operations were RMB93.5 million and RMB296.9 million in the years ended 31 December 2006 and 2007, respectively, mainly from the provision of construction services to our real estate development operations.

As a result, total segment revenue generated from external sales after elimination of inter-segment sales from our construction operations was RMB146,266.2 million for the year ended 31 December 2006 and RMB162,635.1 million for the year ended 31 December 2007.

Cost of sales. Our cost of sales before elimination of inter-segment sales incurred from our construction operations increased by 11.0% to RMB153,306.7 million for the year ended 31 December 2007 from RMB138,146.2 million for the year ended 31 December 2006, mainly due to the increases in the cost of sales incurred from railway construction projects, partially offset by the decreases in the cost of sales incurred from the highway construction projects.

Gross profit. Gross profit from our construction operations for the year ended 31 December 2007 was RMB9,625.4 million, representing an increase of RMB1,411.9 million or 17.2% compared to RMB8,213.4 million for the year ended 31 December 2006. However, gross margin from our construction operations increased to 5.9% for the year ended 31 December 2007 from 5.6% for the year ended 31 December 2006, primarily due to our strengthened cost control and better project management. The increase was also partially due to the changes of our product mix, whereby we undertook more projects with higher profit margin, such as railway construction projects, for the year ended 31 December 2007 compared with year 2006.

Selling and distribution costs. Selling and distribution costs from our construction operations decreased by RMB216.5 million, or 30.5%, to RMB492.6 million for the year ended 31 December 2007 from RMB709.1 million for the year ended 31 December 2006, primarily due to our effective cost control.

2. DISCUSSION OF OUR OPERATING RESULTS BY SEGMENT *(CONTINUED)*

1. Construction operations *(continued)*

Administrative expenses and other expenses. Administrative expenses for our construction operations increased by 1.8% to RMB5,508.5 million for the year ended 31 December 2007 from RMB5,410.9 million for the year ended 31 December 2006. The increase was primarily due to the growth in our business and the corresponding increase in costs.

Segment results. Total profit from our construction operations increased by RMB1,530.9 million to RMB3,624.3 million for the year ended 31 December 2007 from RMB2,093.4 million for the year ended 31 December 2006.

The operating margin for our construction operations increased to 2.2% for the year ended 31 December 2007 from 1.4% for the year ended 31 December 2006, mainly due to scale merit as a result of our expanded business scale and successful cost control.

2. Survey, design and consultancy operations

The principal profit and loss information for our survey, design and consultancy operations before elimination of inter-segment sales is as follows:

	Year ended 31 December	
	2006	**2007**
	(RMB million)	
Segment revenue	3,348.5	**3,709.1**
Cost of sales	(2,713.6)	**(2,905.3)**
Gross profit	634.9	**803.7**
Selling and distribution costs	(116.8)	**(84.0)**
Administrative expenses and others	(437.5)	**(420.2)**
Segment results	80.7	**299.6**
Depreciation and amortization	70.1	**130.2**

Segment revenue. Our segment revenue before elimination of inter-segment sales from survey, design and consultancy operations increased by 10.8% to RMB3,709.1 million for the year ended 31 December 2007 from RMB3,348.5 million for the year ended 31 December 2006. The increase was primarily due to our expanded scale of survey, design and consultancy operations.

Inter-segment sales revenue generated from our survey, design and consultancy operations was RMB37.6 million and RMB212.2 million for the year ended 31 December 2006 and for the year ended 31 December 2007, respectively. The increase of inter-segment sales was mainly due to our efforts to integrate our operations of different segments. The inter-segment sales in our survey, design and consultancy operations comprised the infrastructure construction survey and design services provided to our construction operations projects.

As a result, total revenue generated from external sales after elimination of inter-segment sales of our survey, design and consultancy operations was RMB3,310.9 million for the year ended 31 December 2006 and RMB3,496.8 million for the year ended 31 December 2007, respectively.

Cost of sales. Our cost of sales before elimination of inter-segment sales from survey, design and consultancy operations increased by 7.1% to RMB2,905.3 million for the year ended 31 December 2007 from RMB2,713.6 million for the year ended 31 December 2006. The increase was primarily due to our expanded scale of survey and design operations.

Gross profit. Gross profit from our survey, design and consultancy operations for the year ended 31 December 2007 was RMB803.7 million, representing an increase of RMB168.8 million, or 26.6%, compared to RMB634.9 million for the year ended 31 December 2006. Gross margin from the survey, design and consultancy operations increased to 21.7% for the year ended 31 December 2007 from 19.0% for the year ended 31 December 2006. The increase was mainly due to the increase in the proportion of revenue generated from metropolitan railway operations for the year ended 31 December 2007, which have a relatively higher gross margin than those of our other projects.

2. DISCUSSION OF OUR OPERATING RESULTS BY SEGMENT *(CONTINUED)*

2. Survey, design and consultancy operations *(continued)*

Selling and distribution costs. Selling and distribution costs from our survey, design and consultancy operations decreased by 28.1%, or RMB32.8 million, to RMB84.0 million for the year ended 31 December 2007 from RMB116.8 million for the year ended 31 December 2006, primarily due to our effective cost control.

Administrative expenses and other expenses. Administrative expenses for our survey, design and consultancy operations decreased by 3.9% to RMB420.2 million for the year ended 31 December 2007 from RMB437.5 million for the year ended 31 December 2006. The decrease was primarily due to our effective cost control.

Segment results. Profit from our survey, design and consultancy operations increased to RMB299.6 million for the year ended 31 December 2007 from RMB80.7 million for the year ended 31 December 2006. The operating margin from the survey, design and consultancy operations increased to 8.1% for the year ended 31 December 2007 from 2.4% for the year ended 31 December 2006.

3. Manufacturing operations

The principal profit and loss information for our manufacturing operations before elimination of inter-segment sales is as follows:

	Year ended 31 December	
	2006	**2007**
	(RMB million)	
Segment revenue	1,355.2	**1,856.0**
Cost of sales	(1,130.7)	**(1,552.2)**
Gross profit	224.5	**303.7**
Selling and distribution costs	(17.7)	**(17.1)**
Administrative expenses and others	(190.2)	**(161.8)**
Segment results	16.6	**124.8**
Depreciation and amortization	16.2	**85.1**

Segment revenue. Segment revenue before elimination of inter-segment sales from manufacturing operations increased by 36.9% to RMB1,856.0 million for the year ended 31 December 2007 from RMB1,355.2 million for the year ended 31 December 2006. The substantial increase was mainly due to the increased sales of larger track maintenance machinery, equipment and railway track components.

Cost of sales. Our cost of sales before elimination of inter-segment sales incurred from our manufacturing operations increased by RMB421.5 million to RMB1,552.2 million from RMB1,130.7 million, primarily due to the expanded scale of our manufacturing business.

Gross profit. Gross profit from our manufacturing operations for the year ended 31 December 2007 was RMB303.7 million, an increase of RMB79.2 million, or 35.3%, compared to RMB224.5 million for the year ended 31 December 2006. Gross margin from the manufacturing operations decreased to 16.4% for the year ended 31 December 2007 from 16.6% for the year ended 31 December 2006 due to increase of cost of raw materials.

Selling and distribution costs. Selling and distribution costs from our manufacturing operation decreased by 3.4% to RMB17.1 million for the year ended 31 December 2007 from RMB17.7 million for the year ended 31 December 2006, primarily due to our effective cost control.

Administrative expenses and other expenses. Administrative expenses for our manufacturing operations decreased by 14.9% to RMB161.8 million for the year ended 31 December 2007 from RMB190.2 million for the year ended 31 December 2006. The decrease in administrative expenses and other expenses was primarily due to the cost reduction resulting from our implementation of flat management system.

Segment results. As a result of the foregoing reasons, profit from our manufacturing operations increased substantially to RMB124.8 million from RMB16.6 million. The operating margin for our manufacturing operations for the years ended 31 December 2006 and 2007 was 1.2% and 6.7%, respectively.

2. DISCUSSION OF OUR OPERATING RESULTS BY SEGMENT *(CONTINUED)*

4. Other businesses

Our other business operations mainly include sales of real estate and provision of service of logistics to customers. The principal profit and loss information for our other business operations before elimination of inter-segment sales are as follows:

	Year ended 31 December	
	2006	**2007**
	(RMB million)	
Segment revenue	3,553.9	**5,376.7**
Inter-segment sales	843.8	**892.1**
Sales revenue from independent third party	2,710.1	**4,484.6**
Real estate development	570.0	**680.5**
Logistics	2,424.6	**3,704.3**
Others	559.3	**991.9**
Cost of sales	(3,030.7)	**(4,710.4)**
Real estate development	(411.7)	**(508.2)**
Logistics	(2,217.2)	**(3,455.8)**
Others	(401.8)	**(746.4)**
Gross profit	523.2	**666.3**
Selling and distribution costs	(49.5)	**(102.5)**
Administrative expenses and others	(226.1)	**(243.4)**
Segment results	247.6	**320.4**
Real estate development	75.0	**15.9**
Logistics and others	172.6	**304.6**

Segment revenue. Segment revenue derived from other operations mainly included income from the sales of real estate properties and provision of logistics services to external customers. Revenue before elimination of inter-segment sales of these businesses increased by 51.3% to RMB5,376.7 million for the year ended 31 December 2007 from RMB3,553.9 million for the year ended 31 December 2006.

As a result, total revenue generated from external sales after elimination of inter-segment sales of our other operations was RMB2,710.1 million for the year ended 31 December 2006 and RMB4,484.6 million for the year ended 31 December 2007.

Cost of sales. Our cost of sales before elimination of inter-segment sales incurred from our other operations increased by 55.4% to RMB4,710.4 million for the year ended 31 December 2007 from RMB3,030.7 million for the year ended 31 December 2006. The increase was primarily due to an increase of RMB96.5 million in the cost for real estate development and a RMB1,583.2 million increase in the cost for logistic and other services, both due to the expansion of our operational scales.

Gross profit. Gross profit from our operations other than construction, survey, design and consultancy and manufacturing operations for the year ended 31 December 2007 was RMB666.3 million, representing an increase of RMB143.1 million, or 27.4%, compared to RMB523.2 million for the year ended 31 December 2006. Gross margin from other businesses within our operations decreased to 12.4% for the year ended 31 December 2007 from 14.7% for the year ended 31 December 2006, mainly due to the decreases in our gross margin from the other businesses in our other operations.

Selling and distribution costs. Selling and distribution costs from our other operations increased to RMB102.5 million for year ended 31 December 2007 from RMB49.5 million for the year ended 31 December 2006.

Administrative and other expenses. Administrative expenses for our other operations increased to RMB243.4 million for the year ended 31 December 2007 from RMB226.1 million for the year ended 31 December 2006. The increase was due to the expanded scale of our business.

Segment results. As a result of the foregoing reasons, total profit from our operations other than construction, survey, design and consultancy and manufacturing operations for the year ended 31 December 2006 and 2007 was RMB247.6 million and RMB320.4 million, respectively. However, our segment operating margin for the year ended 31 December 2006 and 2007 was 7.0% and 6.0%, respectively.

2. DISCUSSION OF OUR OPERATING RESULTS BY SEGMENT *(CONTINUED)*

4. Other businesses *(continued)*

For the year ended 31 December 2007, the Group's revenue from real estate development operations amounted to RMB680.5 million, representing a 19.4% increase from RMB570.0 million for the year ended 31 December 2006. The substantial increase in revenue was mainly due to the increase of sales and deliveries of real estate development projects, as well as a general increase in housing price in the PRC.

For the year ended 31 December 2007, the Group's revenue from the provision of logistics and other services amounted to RMB4,696.2 million, representing a 57.4% increase from RMB2,983.8 million for the year ended 31 December 2006. The increase was mainly due to the expansion of the scale of the Group's logistic services operations.

3. LIQUIDITY AND CAPITAL RESOURCES

1. Cash Flow

	For the year ended 31 December	
	2006	**2007**
	(RMB million)	
Cash/cash equivalents as at 1 January	14,224.6	**18,373.6**
Net cash inflow from operating activities	6,336.9	**9,420.8**
Net cash outflow from investing activities	(4,809.0)	**(12,182.6)**
Net cash inflow from financing activities	2,672.0	**7,631.0**
Net increase in cash/cash equivalents	4,200.0	**4,869.2**
Impact on cash and cash equivalents from the change in exchange rate	(50.9)	**(54.4)**
Cash/cash equivalents as at 31 December	18,373.6	**23,188.5**

2. Cash flows from operating activities

For the year ended 31 December 2007, we had net cash inflow from operating activities of RMB9,420.8 million, mainly consists of profit-before-tax in the amount of RMB3,787.7 million generated in the year, as well as the following adjustments to cash flow statements: (i) depreciation in property, plant and equipment of RMB3,405.6 million; (ii) increase in trade and bills payables of RMB8,364.7 million due to our involvement in an increased number of construction projects which increased the purchases of raw materials and engagement of subcontractors; and (iii) increase in other payables and accruals of RMB13,770.0 million, mainly consisting of advances for customers, accrued salaries, wages and benefits and other tax payables; and partially offset by: (i) increase in trade receivables and bills receivable of RMB7,099.3 million due to the expanded scale of our business; (ii) increase in prepayments, deposits and other receivables of RMB3,308.7 million due to the increase in projects for which we were subject to performance bond and retention money; (iii) increase in inventories of RMB2,032.6 million; (iv) increase in completed properties held for sale and properties under development of RMB1,872.8 million; and (v) net increase in construction contracts of RMB4,992.5 million due to expansion of our construction operations.

For the year ended 31 December 2006, we had net cash inflow from operating activities of RMB6,336.9 million, mainly consists of profit-before-tax in the amount of RMB2,098.2 million generated in the year, as well as the following adjustments to cash flow statements: (i) depreciation in property, plant and equipment of RMB2,364.2 million; (ii) increase in trade and bills payables of RMB7,557.2 million due to our involvement in an increased number of construction projects which increased the purchases of raw materials and engagement of subcontractors; and (iii) increase in other payables and accruals of RMB5,243.9 million, mainly consisting of advances for customers, accrued salaries, wages and benefits and other tax payables; and partially offset by: (i) increase in trade and bills receivables of RMB6,616.2 million due to our involvement in an increased number of construction projects; (ii) increase in prepayments, deposits and other receivables of RMB2,820.2 million due to the increase in projects for which we were subject to performance bond and retention money; and (iii) increase in inventories of RMB1,451.4 million mainly due to an increase in purchases of raw materials.

3. LIQUIDITY AND CAPITAL RESOURCES *(CONTINUED)*

3. Cash flow from investing activities

For the year ended 31 December 2007, our net cash outflow from investing activities was RMB12,182.6 million. Our cash outflow for investing activities mainly consists of (i) purchase of property, plant and equipment of RMB8,832.0 million; (ii) purchase of minority interests of RMB2,425.1 million; (iii) the increase of RMB1,118.0 million in balances with the ultimate holding company. Our cash inflow for investing activities mainly consists of: (i) proceeds from disposal of property, plant and equipment of RMB1,114.5 million; (ii) dividend received of RMB171.7 million; and (iii) the net inflow of cash and cash equivalents in respect of the disposal of a subsidiary, China Railway Energy Investment Co., Ltd., of RMB117.2 million.

For the year ended 31 December 2006, our net cash outflow from investing activities was RMB4,809.0 million. Our cash outflow for investing activities mainly consists of (i) purchase of property, plant and equipment of RMB5,260.3 million; (ii) increase of RMB209.0 million due to purchase of intangible assets. Our cash inflow from investing activities mainly consists of (i) proceeds from disposal of fairly-valued financial assets with price movement recorded through profit or loss of RMB106.0 million; (ii) proceeds from disposal of property, plant and equipment of RMB970.7 million; and (iii) cash received from disposal of available-for-sale and held-to-maturity investments of RMB67.0 million.

4. Net cash flow from financing activities

For the year ended 31 December 2007, our net cash inflow from financing activities was RMB7,631.0 million. Our cash inflow for financing activities mainly consists of newly borrowed bank loans and other borrowings of RMB27,017.3 million. Our cash outflow for financing activities mainly consists of: (i) cash used in repayment of bank loans and other borrowings of RMB17,920.2 million; and (ii) cash used in the payment of interests of RMB1,507.6 million.

For the year ended 31 December 2006, our net cash inflow from financing activities was RMB2,672.0 million. Our cash inflow for financing activities mainly consists of newly borrowed bank loans and other borrowings of RMB16,427.0 million in cash. Our cash outflow for financing activities mainly consists of: (i) cash used in repayment of bank and other borrowings of RMB12,206.9 million; and (ii) cash used in the payment of interests of RMB1,082.9 million.

5. Capital Expenditures

We incurred capital expenditures mainly for the construction, expansion and technology upgrade of our facilities and purchase of equipment used for construction projects. Besides, we incurred additional capital expenditures for the expansion of production capacity of large track maintenance machinery and railway track components. Our capital expenditures were RMB6,576.3 million and RMB12,397.0 million for the years ended 31 December 2006 and 2007, respectively. Increase in capital contribution was mainly attributable to the Company's business expansion.

The following table sets forth the capital expenditures for our business operations for the years ended 31 December 2006 and 2007:

	Year ended 31 December	
	2006	**2007**
	(RMB million)	
Construction operations	6,157.0	**10,843.0**
Survey, design and consultancy operations	210.9	**525.0**
Manufacturing operations	21.1	**844.6**
Others	187.2	**184.4**
Total	6,576.3	**12,397.0**

As at 31 December 2007, the Company had no material capital commitments for external investment.

3. LIQUIDITY AND CAPITAL RESOURCES *(CONTINUED)*

6. Working Capital

(a) Construction contracts in progress

The following table sets forth our construction contracts work-in-progress as of the balance sheet date indicated:

	As of 31 December	
	2006	**2007**
	(RMB million)	
Contract cost incurred plus recognized profit less recognized losses	356,352.7	**522,645.7**
Less: progress billings received and receivable	(342,707.5)	**(504,109.2)**
Contract work-in-progress	13,645.2	**18,536.6**
Representing:		
Amount due from customers for contract work	28,054.1	**35,928.3**
Amount due to customers for contract work	(14,408.9)	**(17,391.8)**
	13,645.2	**18,536.6**

Our construction contracts in progress increased to RMB18,536.6 million as at 31 December 2007 from RMB13,645.2 million as at 31 December 2006, mainly due to the increase in our business scale.

(b) Trade receivables and trade payables

The following table sets forth the turnover days of our trade receivables and trade payables for the date indicated:

	As of 31 December	
	2006	**2007**
Turnover days of trade receivables[1]	49	**59**
Turnover days of trade payables[2]	86	**95**

(1) Turnover days of trade receivables is derived by dividing the arithmetic mean of the opening and closing balances of trade receivables (including non-current portion and portion classified as current assets) for the relevant year by revenue multiplying 365 days.

(2) Turnover days of trade payables is derived by dividing the arithmetic mean of opening and closing balances of trade payables (including non-current portion and portion classified as current liabilities) for the relevant year by cost of sales multiplying 365 days.

The following table sets forth an aging analysis of trade and bills receivable as of the balance sheet dates indicated:

	As of 31 December	
	2006	**2007**
	(RMB million)	
Less than one year	19,774.2	**27,528.2**
One to two years	2,767.7	**2,376.2**
Two to three years	928.4	**909.6**
More than three years	530.9	**484.9**
Total	24,001.1	**31,298.8**

3. LIQUIDITY AND CAPITAL RESOURCES *(CONTINUED)*

6. Working Capital *(continued)*

(b) Trade receivables and trade payables *(continued)*

As of 31 December 2007, we had a provision for impairment of RMB617.3 million. Our Directors believe that the provision for impairment of our Group is adequate.

The following table sets forth an aging analysis of trade and bills payable as of the balance sheet dates indicated:

	As of 31 December	
	2006	**2007**
	(RMB million)	
Less than one year	33,353.2	**42,010.7**
One to two years	3,026.3	**1,893.7**
Two to three years	1,362.8	**933.8**
More than three years	508.3	**579.7**
Total	38,250.7	**45,418.0**

As of 31 December 2007, our trade and bills payable increased to RMB45,418.0 million from RMB38,250.7 million as of 31 December 2006. The increase was primarily because we were granted a longer credit period by our supplier due to the increase of our business scale and our outstanding credit standard.

7. Retentions

Our trade and bills receivables, including retention money receivables, as of 31 December 2006 and 31 December 2007 amounted to RMB4,810.0 million and RMB5,232.4 million, respectively. Our trade and bills payables, including retention money payables, as of 31 December 2006 and 31 December 2007 amounted to RMB737.8 million and RMB657.8 million, respectively.

8. Prepayments, deposits and other receivables

Our prepayments, deposits and other receivables increased to RMB23,625.2 million as of 31 December 2007 from RMB21,585.4 million as of 31 December 2006, primarily because of the increase in prepayments to our suppliers and the increase in bid deposits to customers, in response to the enlarged operation scale.

9. Provision for supplementary pension subsidies and early retirement benefits

We provided and paid supplementary pension subsidies to employees who retired prior to 1 January 2007. Pursuant to the agreement entered into between CRCCG and the Company on 5 November 2007 in relation to the restructuring of the Group, CRCCG has agreed to assume the liabilities of the supplementary pension subsidies of the above retired employees from 1 January 2007. We terminated the supplementary pension subsidies plan for our employees who retired after 1 January 2007.

In the attempt to streamline our workforce and improve efficiency, we implemented an early retirement plan, under which we compensate certain early-retired employees till they formally retire. Upon retirement, they will be covered by government-sponsored retirement plans. The Group's early retirement scheme will not continue after the listing of the Company's H Shares on the Hong Kong Stock Exchange and as such, no further new early retirement application will be accepted by the Group after the listing of the Company's H Shares on the Hong Kong Stock Exchange.

Our obligations in respect of the supplementary pension subsidies and early retirement benefits at the balance sheet dates were computed by an independent actuary, Towers, Perrin, Forster & Crosby, Inc., Hong Kong, whose actuaries are members of the Society of Actuaries of the United States of America, using the projected unit credit actuarial cost method. As of 31 December 2006 and 31 December 2007, our provision for those obligations were RMB11,250.3 million and RMB7,745.6 million, respectively.

3. LIQUIDITY AND CAPITAL RESOURCES *(CONTINUED)*

10. Other payables and accruals

Other payables and accruals included advances from customers, accrued salaries, wages and benefits, other taxes payable and others. Advances from customers mainly represented advances received from customers for the construction contracts. Accrued salaries, wages and benefits mainly represented accruals of salaries, bonuses, allowances, housing fund, social insurance and union and education funds. Other taxes payable mainly represented business taxes and value-added taxes payable. Others mainly represented payables to sub-contractors for payments made by the Group, deposits and performance bonds received from sub-contractors, payables for the purchases of machinery and equipment and payables for repair and maintenance expenses. As of 31 December 2006 and 31 December 2007, we had other payables and accruals of RMB38,323.8 million and RMB53,582.3 million, respectively. The increase in other payables and accruals was primarily because of the increase in customer advances resulting from our enlarged operating scale. Our advances from customers increased from RMB22,023.2 million as of 31 December 2006 to RMB32,624.9 million as of 31 December 2007.

11. Indebtedness

(a) Borrowings

The maturity profile of interest-bearing borrowings of our Group as of 31 December 2006 and 31 December 2007 is as follows:

	As of 31 December	
	2006	**2007**
	(RMB million)	
Within one year	12,514.7	**20,766.4**
In the second year	1,595.0	**1,451.0**
In the third to fifth years (inclusive)	1,852.5	**2,250.8**
Beyond five years	1,278.2	**1,495.0**
Total	17,240.4	**25,963.1**

Our gearing ratio was 82.4% and 83.1% as of 31 December 2006 and 31 December 2007, respectively. Gearing ratio is derived by dividing total interest-bearing bank loans and other borrowings by total interest-bearing bank loans, other borrowings and shareholder's equity. Before 13 March 2008, being the date on which the Company's H Shares were listed on the Hong Kong Stock Exchange, guarantees previously provided by CRCCG to the Group have been fully released or withdrawn. As at 31 December 2006 and 31 December 2007, certain of the Group's interest-bearing bank loans and other borrowings were secured by certain of the Group's assets, details of which are set out in note 33 to consolidated financial statements.

(b) Capital commitments

In addition to the operating lease commitments, we had the following commitments as of the dates indicated:

	As of 31 December	
	2006	**2007**
	(RMB million)	
Contracted, but not provided for:		
Property, plant and equipment	824.5	**2,254.2**
Intangible assets	1,784.1	**1,107.7**
Available-for-sale investment	117.4	**35.0**
	2,726.0	**3,397.0**
Authorized, but not contracted for:		
Intangible assets	2.8	**–**
Property, plant and equipment	319.7	**17.7**
Capital contributions to an associate	70.0	**–**
	392.5	**17.7**

3. LIQUIDITY AND CAPITAL RESOURCES *(CONTINUED)*

12. Lawsuits and other proceedings

We were involved in a number of legal proceedings and claims against either the Group or its subsidiaries in the ordinary course of business. The provisions regarding these proceedings and claims were approximately RMB7.6 million as of 31 December 2007, based on the estimates of our management.

13. Risk of foreign exchange

A significant portion of our operating revenue is denominated in Renminbi, but some of our construction operations are conducted overseas. Our foreign exchange assets may increase following the development of our overseas operations. In addition, some of our machinery and equipment are imported from overseas. Accordingly, we are required from time to time to make payments in Euro or in other foreign currencies. Loans borrowed in foreign countries and the interests on these loans may need to be repaid in U.S. dollars or in other foreign currencies. The conversion of Renminbi to repay foreign loans via foreign currency remittances and to pay dividends are subject to the relevant PRC foreign exchange regulations. As a result, we are exposed to foreign exchange fluctuations and movements in the exchange rate of Renminbi, which may have a direct impact on our profit.

On 21 July 2005, the PRC Government reformed the Renminbi exchange rate mechanism so that the Renminbi was no longer pegged to the U.S. dollar but to a basket of currencies. A revaluation of Renminbi resulted in the appreciation of Renminbi against the U.S. dollar and Hong Kong dollar by approximately 7%. The relaxation of the Renminbi-U.S. dollar peg may contribute to volatility or increased fluctuations in the value of Renminbi. Further appreciation of Renminbi could cause our costs to increase or our operating revenues to decrease. In addition, we plan to deposit the unused proceeds from the global offering (the "Global Offering") in bank accounts outside of China without remitting those funds into China and converting them into Renminbi assets. In the event that the appreciation of Renminbi against the U.S. dollar and Hong Kong dollar continues, we may incur foreign exchange loss. Conversely, depreciation of Renminbi could adversely affect the value of dividends, if any, payable on the H Shares by the Company in foreign currency terms, and could increase the cost of importing equipment and facilities that are quoted in foreign currencies.

14. Financial risks

We are exposed to various types of financial risks in the ordinary course of business, including fair value risk, cash flow interest rate risk, foreign currency risk, credit risk and liquidity risk, details of which are set out in note 45 to the consolidated financial statements.

15. Property valuation

In accordance with the property valuation report prepared by Sallmanns (Far East) Limited for the Global Offering, the Company's properties were valued at RMB14,482.4 million as at 31 December 2007. Inclusion of such properties will result in an additional depreciation of RMB105.2 million to be charged to the consolidated income statement.

4. OVERSEAS OPERATIONS

The combination of enriched heritage, years' endeavour and integrated mode of design and construction has established our privileged advantages in overseas market. With the fast growing new overseas contract value, we boast the highest growth rate among all China's overseas construction contractors. Overseas constructions that we have engaged are impressive with their quantity and scale as well. The Company undertook 76 overseas contracts in 2007, with an aggregate value of RMB90,113.5 million which set a new record and granted us the leading position, especially in Africa. The Algerian Expressway Project for which the Company is responsible is proceeding smoothly. Beside that, new breakthrough has been made in Algerian Railway, Israel Red Line Subway and Abuja Metropolitan Railway projects. Also our existing projects in Nigeria such as office building for Ministry of Finance, Dama Highway and Lagos Bridge are making progress.

The Board hereby presents the Report of Directors and the audited financial statements for the year ended 31 December 2007.

PRINCIPAL OPERATIONS

The Company and the Group are principally engaged in construction operations, survey, design and consultancy operations, manufacturing operations, real estate development, capital investment operations, provision of logistics services, etc.

FINANCIAL HIGHLIGHTS

Annual results for the year ended 31 December 2007 of the Group are set out in Consolidated Income Statement on page 51. The financial highlights of the Group for most recent four financial years on pages 134 to 136 are extracted from their corresponding annual report and the prospectus of the Company published for the purpose of issue of H Shares dated 29 February 2008 (the "Prospectus").

DIVIDENDS

Pursuant to the relevant PRC regulations and the Restructuring Agreement between CRCCG and the Company, the Company shall distribute to CRCCG the net profit attributable to the equity holder of the Company for the period from 1 January 2007 to 5 November 2007 (the incorporation date of the Company) ("Pre-establishement Distribution"). In addition, pursuant to the resolution of a general meeting dated 30 November 2007, the sole shareholder of the Company, CRCCG, has resolved to make a special distribution to itself, as the sole shareholder of the Company, in an amount equal to the net profit of the Company for the period from 6 November 2007, the date immediately after the date on which the Company is incorporated, to 30 November 2007 ("Special Dividend"). The total net profit of the Company for calculation of the Pre-establishment Distribution and the Special Dividend is determined based on the audited accounts prepared in accordance with PRC GAAP for the eleven months ended 30 November 2007, after giving effect to relevant necessary adjustments. The aggregate amount of the Pre-establishment Distribution and the Special Dividend is RMB2,423.9 million and has been paid to CRCCG prior to the completion of the Company's A share listing. We have paid the Pre-establishment Distribution and the Special Dividend out of our internal financial resources.

Pursuant to the undertakings in the Prospectus, all the existing shareholders of the Company after issue of A and H shares are entitled to the profit for the period from 1 December 2007 to 31 December 2007. Given there was only one month for such profit distribution and that the A shares and H shares of the Company were issued in March 2008, the Company recommends no profit distribution separately for the month from 1 December 2007 to 31 December 2007 in the year. The profit for the month will be shared among all existing shareholders of the Company and distributed in 2008 according to the Company's relevant dividend policies and relevant requirements.

SHARE CAPITAL

Details of share capital of the Company are set out in Note 38 to the consolidated financial statements.

In 2007, none of the Company or its subsidiaries had issued any convertible or redeemable securities, options, warrants or any other similar rights.

RESERVES

Changes to reserves of the Group and the Company in 2007 are set out in Statement of Changes in Equity and Note 39 to the consolidated financial statements on pages 54 to 55.

PROPERTY, PLANT AND EQUIPMENT

Details of changes in property, plant and equipment of the Group are set out in Note 15 to the consolidated financial statements.

RESERVE AVAILABLE FOR DISTRIBUTION

Pursuant to Article 184 of the Articles of Association of the Company, the reserve available for distribution during the relevant period is the lower of the amounts as shown in financial statements prepared in accordance with PRC GAAP and IFRSs. As at 31 December 2007, there was no reserve available for distribution by the Company.

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As at 31 December 2007, the Group had no designated deposits placed with any financial institution in China, nor any time deposit which could not be recovered upon maturity.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's Articles of Association or the PRC laws which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

LITIGATIONS OR CONTINGENT LIABILITIES

(a) Pending litigations

As at 31 December 2007, the Group had three pending litigations involving an amount exceeding RMB50 million, including:

(1) China Railway Construction Group Ltd. commenced a litigation against Beijing Tongcheng Jinhai Real Estate Company Limited (北京通程金海置業發展有限公司) for construction contractual dispute;

(2) China Railway 14th Bureau Group Co., Ltd. commenced a litigation against Jinan Junan Construction Company Limited (濟南軍安工程有限公司) of China National Real Estate Development Group Corporation for construction contractual dispute; and

(3) China Railway Construction Group Ltd. commenced a litigation against Beijing Zhongguancun Software Education Investment Company Limited (北京中關村軟件教育投資有限公司) for construction contractual dispute.

There are disputation, litigation and claim with customers, sub-contractors and suppliers in the Group's daily business. With relevant consultancy from legal advisors and reasonable estimation by the management on the consequence, the Group had made provisions for such disputes, litigations and claims which may incur potential losses to the Group. No provision was made for those pending disputes, litigations and claims the consequences of which cannot be reasonably estimated or as considered by the management will not pose material adverse impact on our operation results or financial standing.

(b) Contingent liabilities

The details of the contingent liabilities of the Company are set forth in Note 41 of the consolidated financial statements.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Biographical details of Directors, Supervisors and senior management of the Company are set out on pages 15 to 20.

Pursuant to Articles 104 and 145 of the Company's Articles of Association, the term of office for the Directors and the Supervisors is three years, being eligible for re-election upon expiry.

SERVICE CONTRACTS AND REMUNERATION OF DIRECTORS AND SUPERVISORS

Directors and Supervisors have service contracts with the Company for a term of three years. None of the Directors and Supervisors had entered into service contract with the Company which could not be terminated by the employer without compensation (other than statutory compensation) within one year. Remuneration of Directors and Supervisors and details of the five persons with the highest remuneration are set out in Note 10 to consolidated financial statements of this annual report. For the year ended 31 December 2007, none of the Directors and Supervisors of the Company had waived or agreed to waive any remuneration.

INTERESTS IN THE COMPANY HELD BY DIRECTORS, CHIEF EXECUTIVES AND SUPERVISORS

For the year ended 31 December 2007, since the shares of the Company were not listed on the Hong Kong Stock Exchange, Divisions 7 and 8 of Part XV of the Securities and Futures Ordinance (the "SFO"), Section 352 of the SFO, and the Model Code for Securities Transactions by Directors of Listed Companies were not applicable to the Company, its Directors, chief executives and Supervisors.

DIRECTORS' AND SUPERVISORS' INTEREST IN CONTRACTS

For the year ended 31 December 2007, neither the Company nor its subsidiaries had entered into any contracts in which any Director or Supervisor had a material interest, whether directly or indirectly. None of the Company or its subsidiaries had provided any loan or quasi-loan to any Director or other members of senior management of the Company.

EMPLOYEES AND RETIREMENT PLAN

As at 31 December 2007, the Group had 180,986 employees. Employee's emolument includes salary, performance bonus and allowance. Employees of the Company also receive welfare benefits including pension insurance, medical insurance, unemployment insurance, workplace injury insurance, maternity insurance, employee's housing fund and other benefits.

According to applicable PRC laws and regulations, the premiums for pension insurance and unemployment insurance are contributed strictly pursuant to PRC national, provincial and municipal regulation, among which basic pension insurance is contributed according to the national standard of 8% by the employee and 20% to 23% by the employer. Employees contribute 1% and employer must pay a corresponding rate of 2% of their wages to unemployment insurance. Workplace injury insurance rates vary with different industries, ranging from 0.5% to 1.5% of employees' wages. The contribution rate for medical insurance and maternity insurance are subject to local regulations.

SHARE CAPITAL STRUCTURE

The Company was established on 5 November 2007 with CRCCG as the sole promoter. Upon the completion of the establishment, CRCCG was the company's sole shareholder and held 8 billion issued domestic shares of the Company. On 10 and 13 March 2008, the Company's A shares and H shares were respectively listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange. On 31 March 2008, an over-allotment option ("Over-allotment Option") was partially exercised by the joint global coordinators of the Global Offering of the H shares of the Company.

Set out below is the Company's share capital immediately after completion of the issue of A shares, H shares of the Company and partial exercise of the Over-allotment Option:

Shareholders	Nature	Number of shares	Approximate percentage of share capital in issue (2) %
CRCCG	A share*	7,811,245,500	63.31
Public holders of A shares	A share	2,450,000,000	19.86
Public holders of H shares	H share**	2,076,296,000	16.83
Total		12,337,541,500	100.00

* Lock-up period is 36 months

** Including H shares held by the National Council for Social Security Fund of the People's Republic of China

PARTICULARS OF THE TOP 10 SHAREHOLDERS AND THE TOP 10 HOLDERS OF TRADABLE SHARES

As at 31 December 2007, the initial public offering of the Company had not been completed. Therefore, CRCCG was the sole shareholder of the Company.

PARTICULARS OF LEGAL PERSON SHAREHOLDER HOLDING 10% OR MORE OF THE TOTAL ISSUED SHARES

As at 31 December 2007, the initial public offering the Company had not been completed. Therefore, CRCCG was the sole shareholder of the Company.

PUBLIC FLOAT

As at the date of this annual report, a total of 4,526,296,000 shares were held by the public, representing 36.69% of the total issued share capital of the Company; of which, 2,076,296,000 H shares were held by the public, representing 16.83% of the total issued share capital of the Company, and 2,450,000,000 A shares were held by the public, representing 19.86% of the total issued share capital of the Company.

The Company maintained sufficient public float as required by the Hong Kong Listing Rules.

SUBSTANTIAL SHAREHOLDER

As at 31 December 2007, the initial public offering of the Company had not been completed. Therefore, CRCCG was the sole shareholder of the Company, the holding 8 billion domestic shares of the Company in issue. CRCCG is a State-owned enterprise, which is wholly-owned by the SASAC.

REPURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

In 2007, the Company had not redeemed any of its shares. In 2007, none of the Company or its subsidiaries had purchased or disposed of any shares in the Company.

MANAGEMENT CONTRACT

In 2007, there was no management or administration contract in respect of all of, or substantial part of, the Company's business.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31 December 2007, the purchase from the largest supplier accounted for 0.3% of the cost of sales of the Group's construction operations, and the purchase from the top five suppliers accounted for 1.3% of the total cost of sales for construction operations of the Group.

For the year ended 31 December 2007, the sales to the largest customer of construction operations accounted for 5.9% of the segment's revenue of the Group, and the sales to the top five customers of construction operations accounted for 15.2% of the segment's revenue of the Group.

At any time of 2007, none of Directors or their respective associates (as defined in the Listing Rules) or the existing shareholders of the Company who held, as to the knowledge of Directors, 5% or more of the Company's issued share capital held any interest in the five largest suppliers or customers of the Group.

CONNECTED TRANSACTIONS

Transactions between the Company and its connected persons or their respective connected persons (as defined in the Hong Kong Listing Rules) shall be in compliance with disclosure requirements of the Hong Kong Listing Rules. The resolution on the amounts of connected transactions occurred in 2007 was considered and approved by the 4th meeting of the First Session of the Board on 25 April 2008. The annual caps of connected transactions granted by the Hong Kong Stock Exchange under the waiver and the value of connected transactions of the Group in 2007 are set out below, which are aggregated for the year ended 31 December 2007:

Nature of transaction	Annual caps of connected transactions as set out in the Prospectus *RMB'000*	Accumulated value of transactions in 2007 *RMB'000*	Whether the accumulated value of transactions in 2007 is no more than annual caps of Connected Transactions
Revenue			
1 Revenue recognized by the Company for provision of construction services in respect of the CRCCG office building	110,000	99,510	Yes
2 Revenue recognized by the Company for construction and related services in respect of retained BOT projects provided by CRCCG	900,000	850,348	Yes
Expenditure			
3 Expenditure incurred by the Company for provision of services for CRCCG (or its associates)	250,000	248,686	Yes

Independent non-executive Directors had reviewed such transactions, and confirmed that:

1. the transactions have been entered into by the Company in the ordinary and usual course of the Company's business;

2. the terms of transactions are fair and reasonable so far as the interest of the Company's shareholders as a whole are concerned;

3. the transactions have been entered into on normal commercial terms or, where there is no available comparison, on terms no less favourable than those available to or from independent third parties; and

4. in accordance with the terms of the agreement governing such transactions.

The Company's auditors had provided a report to the Directors on the execution of agreed-upon procedures of the above transactions that:

1. the transactions have been approved by the Board;

2. the sample transactions have been entered into in accordance with the pricing policies of the Company and its subsidiaries;

3. the sample transactions have been entered into in accordance with the respective terms of the agreements governing such transactions; and

4. the accumulated value of transactions in 2007 had not exceeded the annual caps for the year ended 31 December 2007 as set out in the Prospectus.

COMPLIANCE WITH NON-COMPETITION AGREEMENT

CRCCG confirmed that during 2007, it had not breached its undertakings under the non-competition agreement entered into with the Company on 5 November 2007.

SUBSEQUENT EVENTS

1. In February 2008, the Company won contracts to participate in the construction of the Libya Seaside Railway Line and the Libya North-South Railway Line. The total contract value is approximately US$2.6 billion. The Khoms-Sirt section of the Libya Seaside Railway Line will be the main west-east railway line of Libya which will mainly serve cargo and passenger transportation. The Alhishe-Sabha section of the Libya North-South Railway will mainly serve the transportation of iron ores from Sabha area to the northern shore city, Misratah, as well as to facilitate north-south passenger transportation. Both projects are anticipated to commence in June 2008 and are expected to be completed within four years from the date of commencement.

2. In order to motivate and incentivize our employees (including the Directors and senior management of the Company), the Company intends to implement a share appreciation rights plan (the "SAR Plan"). The proposed adoption of the SAR Plan has been approved by the SASAC in principle on 3 February 2008. Before the implementation of the SAR Plan, the proposed SAR Plan is required to be approved by the SASAC and the general meeting of the Company.

CODE ON CORPORATE GOVERNANCE PRACTICES

For the year ended 31 December 2007, the Company had fully complied with the code provisions in the Code on Corporate Governance Practices as set out in Appendix 14 to the Hong Kong Listing Rules.

The Articles of Association, terms of reference of the audit committee, terms of reference of the supervisory committee and the Code of Conduct on Directors and Special Employees' Securities Transactions constitute the reference basis of the Company's codes on corporate governance practices. The Board has reviewed the relevant corporate governance documents adopted by the Company, and is of the opinion that those documents have covered most of the principles and code provisions in the Code on Corporate Governance Practices as set out in Appendix 14 to the Hong Kong Listing Rules.

The Board believed that the Company had fully complied with the code provisions in the Code on Corporate Governance Practices.

AUDIT COMMITTEE

Terms of reference of the audit committee were prepared and adopted in accordance with the Guide for the Formation of an Audit Committee issued by the Hong Kong Institute of Certified Public Accountants.

The Company's financial statements for the year ended 31 December 2007 were reviewed by the audit committee of the Company.

AUDITORS

The Company has appointed Ernst & Young and Ernst & Young Hua Ming respectively as international and domestic auditors for the year ended 31 December 2007. Ernst & Young has performed auditing on the accompanying financial statements which were prepared in accordance with IFRSs. The Company has employed Ernst & Young and Ernst & Young Hua Ming since the date of its incorporation. The proposal for retaining Ernst & Young and Ernst & Young Hua Ming respectively as international and domestic auditors for the year ending 31 December 2008 will be put forward for approval at the forthcoming annual general meeting of the Company.

By order of the Board of Directors
LI Guorui
Chairman

Beijing, PRC
25 April 2008

Dear Shareholders,

On behalf of the First Session of the Supervisory Committee of CRCC, I would like to submit to the annual general meeting a report on the work of the Supervisory Committee in the reporting period.

The Supervisory Committee was established upon the approval of the general meeting on 5 November 2007. The First Session of the Supervisory Committee comprises three Supervisors, namely, Mr. Peng Shugui, Mr. Huang Shaojun and Ms. Yu Fengli.

I. MEETINGS CONVENED DURING THE REPORTING PERIOD

On 5 November 2007, the first meeting of the First Session of the Supervisory Committee was convened at Beijing Jingxi Hotel, at which the proposal for electing Mr. Peng Shugui as chairman of the Supervisory Committee was considered and approved.

II. PRINCIPAL DUTY OF THE SUPERVISORY COMMITTEE

The Supervisory Committee advances its work and performs its duty focusing on a number of issues, such as how to adapt to the Company's development, how to improve the transparency and standard, how to establish the Company's image of creditability in capital market, in particular, how to effectively protect interests of investors, especially the medium and minority investors through adoption of effective measures, and how to further improve the Company's corporate governance structure, etc.

The Supervisory Committee is responsible for supervision on the Board, its members and senior management, so as to prevent them from misusing authority and infringing the legal interests of the shareholders, the Company and its staff members. The Supervisory Committee conducted the following activities during the reporting period:

1. Review of implementation of resolutions of the general meetings

The Supervisory Committee staff attended each of the general meetings and Board Meetings as observers. No objection has been made to the Board's reports and proposal submitted to the general meetings for consideration. The Supervisory Committee exercised supervision and inspection on implementation of the Board, the Directors and members of senior management in respect of resolutions of the general meetings. The Supervisory Committee is of the opinion that Directors and members of senior management had committed to responsibility for shareholders pursuant to the resolutions of the general meetings, and faithfully performed their duties with due diligence, and accomplished the mission entrusted by shareholders as a whole.

2. Inspection of legal compliance of the Company's operations

During the reporting period, the Supervisory Committee has exercised supervision over the legal compliance and validity of the Company's operation and management. It has also exercised supervision over work performance of the Directors and members of senior management of the Company. The Supervisory Committee is of opinion that the Company's operation is sound and rational, and is in accordance with all applicable laws, regulations and rules. No violation of any laws or regulations or Articles of Association nor any act which jeopardizes the interests of the Company's shareholders has been identified in the office of the Directors and management staff.

II. PRINCIPAL DUTY OF THE SUPERVISORY COMMITTEE *(CONTINUED)*

3. Inspection of the Company's daily operating activities

During the reporting period, the Company implemented scientific development concept, transformed growth pattern and reorganised structure, taking advantage of thriving market demand to achieve a stable growth in production and profitability. The Supervisory Committee exercised effective supervision over the Company's operating activities. The Supervisory Committee is of the opinion that the Company has established an improved internal control system, and has made great progress in formulation and implementation of its internal work procedures; all functions were performed in accordance to the PRC laws and regulations, the Articles of Association and workflows, thus effectively controlling its exposure to various operating risks.

4. Inspection of the Company's financial status

The Supervisory Committee verified cautiously the Company's 2007 final financial statements, and supervised and inspected the Company's implementation of relevant financial policies and legislation as well as details on the Company's assets, financial income and expenditure and connected transactions. The Supervisory Committee was of the opinion that the operating results achieved by the Company were true and the expenses were reasonable. The Supervisory Committee reviewed the auditor's report provided by the international auditors Ernst & Young, indicating no objection.

5. Connected transactions

As for the four framework agreements relating to the connected transactions between the Company and CRCCG, the Supervisory Committee is of opinion that all connected transactions during the reporting period were fair and reasonable. No act which may harm the interest of the Company or its shareholders through connected transaction was identified.

6. Disclosure of information

During the reporting period, the Supervisory Committee is of the opinion that material events and relevant information of the Company had been disclosed timely, fully and truthfully in accordance with relevant regulations.

7. Inspection of assets purchased and disposed by the Company

During the reporting period, the Supervisory Committee did not identify any damage to the shareholders' interests or dissipation of the Company's assets in the purchase or disposal of assets of the Company.

By order of the Supervisory Committee
PENG Shugui
Chairman of the Supervisory Committee

Beijing, PRC
25 April 2008

18th Floor
Two International Finance Centre
8 Finance Street, Central
Hong Kong
Phone: (852) 2846 9888
Fax: (852) 2868 4432
www.ey.com/china



To the shareholders of China Railway Construction Corporation Limited
(Incorporated in the People's Republic of China with limited liability)

We have audited the accompanying financial statements set out on pages 51 to 133 of China Railway Construction Corporation Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group"), which comprise the consolidated and the Company's balance sheets as at 31 December 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with International Financial Reporting Standards ("IFRSs") promulgated by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. Our report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing issued by the International Auditing and Assurance Standards Board. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2007 and of the Group's profit and cash flows for the year then ended in accordance with IFRSs and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants

Hong Kong
25 April 2008

Year ended 31 December 2007

	Note	**2007** **RMB'000**	2006 RMB'000
REVENUE	6	**171,997,410**	153,608,974
Cost of sales		**(160,598,330)**	(144,012,964)
Gross profit		**11,399,080**	9,596,010
Other income and gains, net	6	**612,945**	185,868
Selling and distribution costs		**(696,113)**	(893,106)
Administrative expenses		**(6,736,186)**	(6,002,090)
Other expenses		**(210,599)**	(448,343)
PROFIT FROM OPERATIONS	7	**4,369,127**	2,438,339
Finance revenue	8	**652,160**	546,587
Finance costs	8	**(1,272,223)**	(909,326)
Share of profits and losses of:			
Jointly-controlled entities		**14,624**	25,535
Associates		**24,010**	(2,888)
PROFIT BEFORE TAX		**3,787,698**	2,098,247
Tax	11	**(1,481,766)**	(596,289)
PROFIT FOR THE YEAR		**2,305,932**	1,501,958
Attributable to:			
Equity holder of the Company	12	**2,300,770**	1,212,950
Minority interests		**5,162**	289,008
		2,305,932	1,501,958
Distributions	13	**4,684,989**	305,142
Earnings per share attributable to equity holder of the Company:			
Basic	14	**28.76 cents**	15.16 cents
Diluted	14	**N/A**	N/A

As at 31 December 2007

	Note	2007 RMB'000	2006 RMB'000
NON-CURRENT ASSETS			
Property, plant and equipment	15	**15,997,957**	14,166,142
Prepaid land lease payments	16	**4,695,513**	1,441,246
Intangible assets	17	**1,132,542**	338,850
Interests in jointly-controlled entities	19	**71,814**	68,381
Interests in associates	20	**256,971**	365,735
Held-to-maturity investments	21	**18,358**	19,133
Available-for-sale investments	22	**872,418**	537,811
Deferred tax assets	23	**3,140,236**	3,928,131
Trade and bills receivables	27	**1,033,832**	1,570,812
Prepayments, deposits and other receivables	28	**81,750**	60,785
Total non-current assets		**27,301,391**	22,497,026
CURRENT ASSETS			
Prepaid land lease payments	16	**101,901**	28,823
Inventories	24	**8,026,889**	5,994,469
Properties under development		**3,510,042**	1,584,627
Completed properties held for sale	25	**352,398**	296,404
Construction contracts	26	**35,928,314**	28,054,058
Trade and bills receivables	27	**30,265,003**	22,430,313
Prepayments, deposits and other receivables	28	**23,543,418**	21,524,630
Held-to-maturity investments	21	**25,000**	305,038
Financial assets at fair value through profit or loss	29	**125,131**	65,227
Pledged deposits	30	**1,298,142**	808,265
Cash and cash equivalents	30	**26,190,152**	20,960,846
		129,366,390	102,052,700
Non-current asset held for sale	44	**210,000**	–
Total current assets		**129,576,390**	102,052,700
TOTAL ASSETS		**156,877,781**	124,549,726

As at 31 December 2007

	Note	2007 RMB'000	2006 RMB'000
CURRENT LIABILITIES			
Trade and bills payables	31	**44,676,793**	37,512,875
Construction contracts	26	**17,391,764**	14,408,867
Other payables and accruals	32	**53,199,850**	38,048,543
Interest-bearing bank and other borrowings	33	**20,766,407**	12,514,681
Provisions for supplementary pension subsidies and early retirement benefits	35	**1,077,140**	1,080,490
Tax payable		**1,021,936**	374,979
Provision	37	**7,610**	–
Total current liabilities		**138,141,500**	103,940,435
NET CURRENT LIABILITIES		**(8,565,110)**	(1,887,735)
TOTAL ASSETS LESS CURRENT LIABILITIES		**18,736,281**	20,609,291
NON-CURRENT LIABILITIES			
Trade and bills payables	31	**741,228**	737,824
Other payables and accruals	32	**382,401**	275,230
Interest-bearing bank and other borrowings	33	**5,196,736**	4,725,715
Provisions for supplementary pension subsidies and early retirement benefits	35	**6,668,470**	10,169,760
Deferred tax liabilities	23	**194,994**	636,080
Other long term liabilities		**100,922**	168,843
Deferred revenue	36	**177,692**	196,071
Provision	37	**–**	11,999
Total non-current liabilities		**13,462,443**	16,921,522
NET ASSETS		**5,273,838**	3,687,769
EQUITY ATTRIBUTABLE TO EQUITY HOLDER OF THE COMPANY			
Owner's equity		**–**	2,637,393
Issued share capital	38	**8,000,000**	–
Reserves	39(a)	**(2,942,040)**	–
		5,057,960	2,637,393
MINORITY INTERESTS		**215,878**	1,050,376
TOTAL EQUITY		**5,273,838**	3,687,769

LI Guorui
Director

DING Yuanchen
Director

Year ended 31 December 2007

	Attributable to equity holder of the Company								
	Owner's equity *RMB'000*	Issued share capital *RMB'000*	Capital reserve *RMB'000*	Available-for-sale investment revaluation reserve *RMB'000*	Retained earnings *RMB'000*	Exchange fluctuation reserve *RMB'000*	Total *RMB'000*	Minority interests *RMB'000*	Total equity *RMB'000*
As at 1 January 2006	1,774,339	–	–	–	–	–	1,774,339	828,213	2,602,552
Capital contributions	–	–	–	–	–	–	–	48,560	48,560
Distributions *(note 13)*	(305,142)	–	–	–	–	–	(305,142)	–	(305,142)
Dividends paid to minority shareholders of subsidiaries	–	–	–	–	–	–	–	(160,159)	(160,159)
Transactions between equity holder of the Company and the minority shareholders of certain subsidiaries *(note (a))*	(44,754)	–	–	–	–	–	(44,754)	44,754	–
Profit for the year	1,212,950	–	–	–	–	–	1,212,950	289,008	1,501,958
As at 31 December 2006 and 1 January 2007	**2,637,393**	**–**	**–**	**–**	**–**	**–**	**2,637,393**	**1,050,376**	**3,687,769**
Capital contributions	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**86,198**	**86,198**
Distributions *(note 13)*	**(701,455)**	**–**	**–**	**–**	**–**	**–**	**(701,455)**	**–**	**(701,455)**
Other distribution *(note 13)*	**(2,252,651)**	**–**	**–**	**–**	**–**	**–**	**(2,252,651)**	**–**	**(2,252,651)**
Dividends paid to minority shareholders of subsidiaries	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(257,085)**	**(257,085)**
Changes in fair values of available-for-sale investments *(note 22)*	**–**	**–**	**–**	**269,628**	**–**	**–**	**269,628**	**–**	**269,628**
Deferred tax liabilities arising from changes in fair values of available-for-sale investments *(note 23)*	**–**	**–**	**–**	**(31,688)**	**–**	**–**	**(31,688)**	**–**	**(31,688)**
Acquisition of minority interests *(note (b))*	**(1,937,993)**	**–**	**–**	**–**	**–**	**–**	**(1,937,993)**	**(717,672)**	**(2,655,665)**
Distributions pursuant to the Restructuring *(note 13)*:									
(i) Property, plant and equipment *(note 15)*	**(1,111,263)**	**–**	**–**	**–**	**–**	**–**	**(1,111,263)**	**–**	**(1,111,263)**
(ii) Prepaid land lease payments *(note 16)*	**(229,087)**	**–**	**–**	**–**	**–**	**–**	**(229,087)**	**–**	**(229,087)**
(iii) Provision for supplementary pension subsidies *(note 35)*	**2,880,020**	**–**	**–**	**–**	**–**	**–**	**2,880,020**	**–**	**2,880,020**
(iv) Deferred tax assets arising from provision for supplementary pension subsidies *(note 23)*	**(846,670)**	**–**	**–**	**–**	**–**	**–**	**(846,670)**	**–**	**(846,670)**
(v) Special distribution *(note (d))*	**(2,423,883)**	**–**	**–**	**–**	**–**	**–**	**(2,423,883)**	**–**	**(2,423,883)**
Capital contribution of prepaid land lease payments *(note (e))*	**3,074,967**	**–**	**–**	**–**	**–**	**–**	**3,074,967**	**–**	**3,074,967**
Capital contribution of cash	**2,400,000**	**–**	**–**	**–**	**–**	**–**	**2,400,000**	**–**	**2,400,000**
Deferred tax assets on revaluation surplus arising from the Restructuring *(note 23)*	**1,002,420**	**–**	**–**	**–**	**–**	**–**	**1,002,420**	**48,883**	**1,051,303**
Profit for the year	**2,008,655**	**–**	**–**	**–**	**292,115**	**–**	**2,300,770**	**5,162**	**2,305,932**
Capitalisation upon the Restructuring *(note (c))*	**(4,500,453)**	**8,000,000**	**(3,499,547)**	**–**	**–**	**–**	**–**	**–**	**–**
Exchange realignment	**–**	**–**	**–**	**–**	**–**	**27,452**	**27,452**	**16**	**27,468**
As at 31 December 2007	**–**	**8,000,000**	**(3,499,547)**	**237,940**	**292,115**	**27,452**	**5,057,960**	**215,878**	**5,273,838**

Notes:

(a) According to the financial statements prepared in accordance with International Financial Reporting Standards ("IFRSs") promulgated by the International Accounting Standards Board (the "IASB"), certain subsidiaries of the Company had deficiency in net asset positions as at 1 January 2006 and as such, the equity of these subsidiaries attributable to minority interests was reduced to zero. However, according to their statutory financial statements prepared in accordance with the relevant accounting principles and financial regulations applicable to enterprises in the People's Republic of China (the "PRC" or "Mainland China", which excludes for the purpose of these financial statements, the Hong Kong Special Administrative Region of the PRC or Hong Kong, the Macau Special Administrative Region of the PRC or Macau, and Taiwan) (the "Previous PRC GAAP"), the aforesaid subsidiaries had positive net asset positions as at 1 January 2006 and based on their statutory financial statements, they had paid dividends to their respective shareholders, including minority shareholders, in early 2006. For the presentation of the financial statements, the aforesaid dividends paid to minority shareholders in early 2006 have been accounted for as transactions between the equity holder of the Company and the minority shareholders of the aforesaid subsidiaries.

(b) The minority interests in certain subsidiaries were held by employees through Employees Share Ownership Committees. During the year ended 31 December 2007, the Group entered into purchase agreements and supplementary purchase agreements with the respective Employees Share Ownership Committees to acquire the minority interests. Based on the purchase agreements and supplementary purchase agreements, it was agreed that the minority interests and the associated risks and rewards, including the profits/(losses) generated by the related subsidiaries, would be transferred to the Group with effect from 31 December 2006. The acquisition of minority interests is accounted for using the entity concept method whereby the difference between the consideration paid and the book value of the share of the net assets acquired is recorded in equity. The acquisition was completed during the year ended 31 December 2007.

(c) As further described in note 2 to the financial statements, the consolidated financial statements have been prepared as if the Company and its current corporate structure had been in existence at all dates and during the years presented. Upon the incorporation of the Company on 5 November 2007, together with certain prepaid land lease payments described in note (e) below, the historical net carrying amount of the assets and liabilities of the Core Operations (as defined in note 1 to the financial statements) transferred to the Company was converted into the Company's share capital of RMB8,000 million, equivalent to 8,000 million shares of RMB1.00 each, with all the then existing reserves eliminated and the resulting difference dealt with in the capital reserve. Different classes of reserves, including retained earnings prior to the incorporation of the Company, were not separately disclosed as all of these reserves (save for the amount of profit attributable to the equity holder of the Company for the period from 1 January 2007 to 5 November 2007) had been capitalised and incorporated in the capital reserve of the Group pursuant to a group restructuring (the "Restructuring") of China Railway Construction Corporation ("CRCCG", the ultimate holding company of the Company), a state-owned enterprise in the PRC. Pursuant to the Restructuring, the Company became the holding company of the Group. Details of the Restructuring are set out in note 1 to the financial statements.

(d) In accordance with the notice(財政部關於印發《企業公司制改建有關國有資本管理與財務處理的暫行規定》的通知)"Provisional Regulation Relating to Corporate Restructuring of Enterprises and Related Management of State-owned Capital and Financial Treatment" issued by the Ministry of Finance (the "MOF") of the PRC (the English name of the notice is a direct translation of the Chinese name), which became effective on 27 August 2002, and pursuant to the Restructuring, the Company is required to make a distribution to CRCCG after its incorporation, which represents an amount equal to the profit attributable to the equity holder of the Company, as determined based on the audited consolidated financial statements prepared in accordance with the Accounting Standards for Business Enterprises issued by the MOF in 2006 and other related regulations issued by the MOF (collectively, the "New PRC GAAP"), generated during the period from 31 December 2006 (date of the Restructuring) to 30 November 2007 by the Core Operations contributed to the Group by CRCCG, after effecting the relevant necessary adjustments (note 13).

(e) Upon incorporation of the Company on 5 November 2007, 8,000 million shares were issued to CRCCG at RMB1.00 per share, in return for the net value of the Core Operations and certain prepaid land lease payments in an aggregate amount of approximately RMB3,075 million (note 16).

(f) Subsequent to the public listing of the Company's H Shares, in accordance with the relevant PRC regulations and the Articles of Association of the Company, retained earnings available for distribution by the Company will be the lower of the amount determined in accordance with the New PRC GAAP and the amount determined in accordance with IFRSs.

Consolidated Cash Flow Statement

	Note	2007 RMB'000	2006 RMB'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before tax		**3,787,698**	2,098,247
Adjustments for:			
Finance costs	8	**1,272,223**	909,326
Foreign exchange differences, net	7	**91,957**	58,491
Finance revenue	8	**(652,160)**	(546,587)
Share of profits and losses of jointly-controlled entities		**(14,624)**	(25,535)
Share of profits and losses of associates		**(24,010)**	2,888
Depreciation	15	**3,405,608**	2,364,172
Amortisation of prepaid land lease payments	16	**45,041**	25,857
Amortisation of intangible assets	17	**23,190**	16,461
Impairment of property, plant and equipment	15	**4,785**	91,265
Impairment of prepaid land lease payments	16	**–**	15,294
Impairment of intangible assets	17	**508**	–
Impairment of available-for-sale investments	22	**4,035**	951
Impairment/(reversal of impairment) of trade and bills receivables	27	**(24,067)**	79,016
Impairment/(reversal of impairment) of other receivables	28	**(20,944)**	42,614
Write-down of inventories to net realisable value	7	**202**	22,834
Provision for completed properties held for sale	7	**–**	4,716
Provision for foreseeable losses on construction contracts	7	**154,123**	133,162
Loss on disposal of property, plant and equipment, net	7	**697**	28,307
Fair value gains, net, on financial assets at fair value through profit or loss	7	**(99,458)**	(51,384)
Gain on disposal of available-for-sale investments	7	**(17,513)**	(6,127)
Gain on disposal of a subsidiary	6	**(315,791)**	–
Recognition of deferred revenue	6	**(17,379)**	(7,078)
		3,816,423	3,158,643
Increase in inventories		**(2,032,622)**	(1,451,400)
Increase in completed properties held for sale and properties under development		**(1,872,783)**	(766,280)
Decrease/(increase) in construction contracts		**(4,992,496)**	551,242
Increase in trade and bills receivables		**(7,099,287)**	(6,616,183)
Increase in prepayments, deposits and other receivables		**(3,308,747)**	(2,820,184)
Increase in trade and bills payables		**8,364,666**	7,557,207
Increase in other payables and accruals		**13,769,968**	5,243,864
Increase/(decrease) in provision		**(4,389)**	3,971
Decrease in provisions for supplementary pension subsidies and early retirement benefits		**(624,620)**	(364,470)
Decrease in other long term liabilities		**(67,921)**	(34,349)
Cash generated from operations		**9,735,890**	6,560,308
Income taxes paid		**(315,055)**	(223,359)
Net cash inflow from operating activities		**9,420,835**	6,336,949

Year ended 31 December 2007

	Note	2007 RMB'000	2006 RMB'000
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of property, plant and equipment		**(8,831,969)**	(5,260,338)
Additions to prepaid land lease payments		**(590,433)**	(112,238)
Additions to intangible assets		**(767,957)**	(209,005)
Proceeds from disposal of property, plant and equipment		**1,114,529**	970,699
Proceeds from disposal of prepaid land lease payments		**69,629**	27,635
Proceeds from disposal of intangible assets		**10,719**	1,405
Capital contributions to jointly-controlled entities		**(4,000)**	(4,900)
Capital contributions to associates		**(89,781)**	(29,298)
Purchases of held-to-maturity investments		**–**	(14,214)
Purchases of available-for-sale investments		**(90,175)**	(85,272)
Purchases of financial assets at fair value through profit or loss		**(9,372)**	(20,857)
Purchases of minority interests		**(2,425,092)**	–
Proceeds from disposal of a subsidiary	40(a)	**117,228**	–
Proceeds from disposal of associates		**11,536**	1,268
Proceeds from disposal of held-to-maturity investments		**157,310**	54,555
Proceeds from disposal of available-for-sale investments		**33,058**	12,400
Proceeds from disposal of financial assets at fair value through profit or loss		**48,925**	105,991
Advance proceeds from disposal of an associate		**300,000**	–
Dividends received		**171,695**	26,552
Increase in balances with the ultimate holding company, net		**(1,118,023)**	(346,285)
Increase in pledged deposits		**(489,877)**	(336,766)
Increase in non-pledged time deposits with original maturity of three months or more when acquired		**(414,450)**	(112,376)
Interest received		**613,887**	522,046
Net cash outflow from investing activities		**(12,182,613)**	(4,808,998)
CASH FLOWS FROM FINANCING ACTIVITIES			
Capital contributions from the ultimate holding company		**2,400,000**	–
New bank and other borrowings		**27,017,301**	16,427,031
Repayment of bank and other borrowings		**(17,920,171)**	(12,206,865)
Distributions to the equity holder of the Company		**(701,455)**	(305,142)
Special distribution to the equity holder of the Company		**(1,400,000)**	–
Dividends paid to minority shareholders		**(257,085)**	(160,159)
Interest paid		**(1,507,588)**	(1,082,857)
Net cash inflow from financing activities		**7,631,002**	2,672,008
NET INCREASE IN CASH AND CASH EQUIVALENTS		**4,869,224**	4,199,959
Cash and cash equivalents at beginning of the year		**18,373,635**	14,224,588
Effect of foreign exchange rate changes, net		**(54,368)**	(50,912)
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	30	**23,188,491**	18,373,635

As at 31 December 2007

	Note	2007 *RMB'000*
NON-CURRENT ASSETS		
Property, plant and equipment	15	40,327
Investments in subsidiaries	18	11,938,895
Interests in jointly-controlled entities	19	62,580
Available-for-sale investments	22	246,967
Deferred tax assets	23	10,827
Total non-current assets		12,299,596
CURRENT ASSETS		
Inventories	24	3,778
Construction contracts	26	1,138,383
Trade receivables	27	11,743
Prepayments, deposits and other receivables	28	6,316,351
Financial assets at fair value through profit or loss	29	123,798
Cash and cash equivalents	30	2,055,928
Total current assets		9,649,981
CURRENT LIABILITIES		
Trade payables	31	241,102
Other payables and accruals	32	3,506,927
Interest-bearing bank and other borrowings	33	6,188,631
Provision for early retirement benefits	35	6,180
Total current liabilities		9,942,840
NET CURRENT LIABILITIES		(292,859)
TOTAL ASSETS LESS CURRENT LIABILITIES		12,006,737
NON-CURRENT LIABILITIES		
Other payables and accruals	32	458,278
Interest-bearing bank and other borrowings	33	2,043,865
Provision for early retirement benefits	35	36,880
Deferred tax liabilities	23	11,845
Total non-current liabilities		2,550,868
NET ASSETS		9,455,869
EQUITY		
Issued share capital	38	8,000,000
Reserves	39(b)	1,455,869
TOTAL EQUITY		9,455,869

LI Guorui
Director

DING Yuanchen
Director

1. GROUP RESTRUCTURING AND CORPORATE INFORMATION

China Railway Construction Corporation Limited (the "Company") was incorporated in the PRC on 5 November 2007 as a joint stock company with limited liability pursuant to the Restructuring of CRCCG in preparation for the listing of the Company's shares on The Stock Exchange of Hong Kong Limited ("The Hong Kong Stock Exchange") and The Shanghai Stock Exchange.

In consideration for CRCCG transferring the Core Operations (as defined below) to the Company and the injection of certain prepaid land lease payments in an aggregate amount of approximately RMB3,075 million (note 16) upon its incorporation on 5 November 2007, the Company issued 8,000 million ordinary shares to CRCCG. The ordinary shares issued to CRCCG have a par value of RMB1.00 each and represented the entire registered and issued share capital of the Company upon its incorporation. CRCCG is the ultimate holding company of the Company.

The registered office of the Company is located at East, No. 40 Fuxing Road, Haidian District, Beijing, the PRC.

Prior to the incorporation of the Company, the construction operations, survey, design and consultancy operations, manufacturing operations and other business operations (collectively, the "Predecessor Operations") were carried out by various companies owned or controlled by CRCCG. Pursuant to the Restructuring, the Core Operations were transferred to the Company upon its incorporation.

Core Operations

In connection with the Restructuring, the principal operations and businesses of CRCCG (the "Core Operations") were transferred to the Company which includes:

(a) all of the core assets and liabilities relating to the construction operations;

(b) all of the core assets and liabilities relating to the survey, design and consultancy operations;

(c) all of the core assets and liabilities relating to the large track maintenance machinery and railway track components manufacturing;

(d) other businesses, including certain real estate development and logistics operations;

(e) contractual rights and obligations relating to the businesses, assets and liabilities transferred to the Company;

(f) employees associated with the businesses transferred to the Company;

(g) qualifications, licenses and approvals related to the businesses transferred to the Company; and

(h) business and financial records, books and data and technological data and know-how related to the businesses transferred to the Company.

Retained Operations

In connection with the Restructuring, the following assets and liabilities (the "Retained Operations") were not transferred to the Company upon its incorporation and were retained by CRCCG:

(a) certain operating assets and liabilities historically associated with the Predecessor Operations, which include certain buildings and prepaid land lease payments that do not have perfected titles and ownership certificates, and the supplementary defined benefits of retirees which were integral to the Predecessor Operations;

(b) equity interests in certain companies not strategically complementary to the Group's businesses;

(c) equity interests in certain companies engaging in Build-Operate-Transfer ("BOT") projects (the "Retained BOT Projects"); and

(d) ancillary facilities including hospitals, nurseries, and etc.

2. BASIS OF PRESENTATION OF AND PREPARATION

(a) As discussed in note 1 to the financial statements, prior to the incorporation of the Company, all the Core Operations were controlled and owned by CRCCG. Upon the incorporation of the Company on 5 November 2007, all the Core Operations were transferred to the Company. As there is no change in the ultimate controlling shareholder of the Core Operations, the Restructuring has been accounted for as a reorganisation of business under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the Core Operations transferred to the Company have been stated at CRCCG's historical carrying amounts in the preparation of the consolidated financial statements of the Group, which have been prepared as if the Company and its current corporate structure had been in existence at all dates and during the years presented.

These financial statements include the operating results and financial position of the Retained Operations that were historically associated with the Predecessor Operations (see note 2 (b) below) but exclude those that were not strategically complementary to the Group's businesses (see note 2 (c) below) and the companies engaging in the Retained BOT Projects (see note 2 (d) below). Although the Retained Operations were not transferred to the Company, those associated with the Predecessor Operations have been included in these financial statements according to the details set out in the agreement for the Restructuring entered into by the Company with CRCCG (the "Restructuring Agreement") because the directors of the Company (the "Directors") considered that the historical financial information of the Group should reflect all of the Group's costs of doing businesses, and include all relevant activities that have been part of the history of the Group's businesses and operations.

In evaluating whether these financial statements prior to the Restructuring fairly present the history of the Group's businesses, the Directors considered, among others, the following:

(i) whether the Retained Operations were in dissimilar businesses;

(ii) whether the Retained Operations were and would be operated autonomously both before and after the Restructuring; and

(iii) whether the Retained Operations had no more than incidental common facilities and costs.

As the Company was only incorporated on 5 November 2007, there are no comparative figures in the Company's balance sheet as at 31 December 2006.

(b) Certain operating assets and liabilities historically associated with the Predecessor Operations include certain buildings and prepaid land lease payments that do not have perfected titles and ownership certificates, and the supplementary defined benefits of retirees together with the related deferred tax assets which were integral to the Predecessor Operations before the Restructuring. The tables below reflect the impact on the consolidated financial position and consolidated results of operations of these operating assets and liabilities that have been included in the consolidated financial statements:

(i) Impact on consolidated financial position

	Group	
	2007	2006
	RMB'000	*RMB'000*
Buildings	–	1,147,610
Prepaid land lease payments	–	232,787
Provision for supplementary pension subsidies	–	(2,880,020)
Deferred tax assets arising from provision for supplementary pension subsidies	–	846,670
Decrease in net assets	–	(652,953)

2. BASIS OF PRESENTATION OF AND PREPARATION *(CONTINUED)*

(b) *(continued)*

(ii) Impact on consolidated results of operations

	Group	
	2007	2006
	RMB'000	*RMB'000*
Depreciation of buildings	**36,347**	48,462
Amortisation of prepaid land lease payments	**3,700**	4,934
Employee compensation costs	**–**	101,520
Deferred tax arising from provision for supplementary pension subsidies	**–**	28,298
Decrease in net profit for the year	**40,047**	183,214

Pursuant to the Restructuring, these operating assets and liabilities historically associated with the Predecessor Operations as mentioned above were retained by CRCCG by way of distributions to CRCCG (note 13). Accordingly, these operating assets and liabilities were not injected into the Company upon its incorporation on 5 November 2007.

(c) The financial information of equity interests in certain companies not strategically complementary to the Group's businesses and those of the ancillary facilities, including hospitals and nurseries, has not been included in these financial statements as they had distinct and separate management personnel, maintained separate accounting records as if they were autonomous and they were in dissimilar businesses and operations as compared with the Core Operations.

(d) The financial information of equity interests in certain companies engaging in the Retained BOT Projects has not been included in these financial statements as the Retained BOT Projects were considered to be inappropriate to be included in the Group by the Directors for reasons of the transfer of CRCCG's equity interests therein requiring approval of the contracted government authorities and subjecting to the pre-emptive rights of the joint venture partners to the respective concession agreements.

(e) These financial statements have been prepared in accordance with IFRSs, which comprise standards and interpretations approved by the IASB, and International Accounting Standards ("IASs") and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee and have been prepared under the historical cost convention, except for certain financial assets, which have been measured at fair value. In addition, these financial statements are presented in Renminbi ("RMB") and all values are rounded to the nearest thousand, except when otherwise indicated.

(f) The Group's net current liabilities amounted to RMB8,565 million (2006: RMB1,888 million) as at 31 December 2007. The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflows from operations to meet its debt obligations as they fall due, and its ability to obtain external financing to meet its committed future capital expenditure. The Directors have carried out a detailed review of the cash flow forecast of the Group for the period from 1 January 2008 to 31 March 2009. Details of the cash flow forecast and the Group's banking facilities are disclosed in note 45 (d) to the financial statements. In addition, details of the proceeds from the listing of the Company's H and A Shares are disclosed in notes 46 (c), 46 (d) and 46 (e) to the financial statements. Based on the current available information, the Directors are of the opinion that the Group is able to meet its debt obligations as they fall due and to meet its financial requirements as a going concern.

3.1 IMPACT OF ISSUED BUT NOT YET EFFECTIVE IFRSs

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective in these financial statements:

IFRS 2	Share-based Payments — Vesting Conditions and Cancellations
IFRS 3 (Revised)	Business Combinations
IAS 1 (Revised)	Presentation of Financial Statements
IAS 23 (Revised)	Borrowing Costs
IAS 27 (Revised)	Consolidated and Separate Financial Statements
IAS 32 and IAS 1 (Amendments)	Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements — Puttable Financial Instruments and Obligations Arising on Liquidation
IFRS 8	Operating Segments
IFRIC 11	IFRS 2 — Group and Treasury Share Transactions
IFRIC 13	Customer Loyalty Programmes
IFRIC 14	IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

Amendment to IFRS 2 shall be applied for annual periods beginning on or after 1 January 2009. The standard restricts the definition of "vesting condition" to a condition that includes an explicit or implicit requirement to provide services. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted. In the case that the award does not vest as the result of a failure to meet a non-vesting condition that is within the control of either the entity or the counterparty, this must be accounted for as a cancellation. The Group has not entered into share-based payment schemes with non-vesting conditions attached and, therefore, does not expect the amendment to impact the financial statements of the Group.

IFRS 3 (Revised) and IAS 27 (Revised) shall be applied for annual periods beginning on or after 1 July 2009. The revised standard introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognised, the reported results in the period that an acquisition occurs, and future reported results. IAS 27 (Revised) requires that a change in the ownership interest of a subsidiary is accounted for as an equity transaction. Therefore, such a change will have no impact on goodwill, nor will it give rise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by a subsidiary as well as the loss of control of a subsidiary. The changes introduced by IFRS 3 (Revised) and IAS 27 (Revised) must be applied prospectively and will affect future acquisitions and transactions with minority interests.

IAS 1 (Revised) shall be applied for annual periods beginning on or after 1 January 2009. The revised standard separates owner and non-owner changes in equity. The statement of changes in equity will include only details of transactions with owners, with all non-owner changes in equity presented as a single line. In addition, the revised standard introduces the statement of comprehensive income which presents all items of income and expense recognised in profit or loss, together with all other items of recognised income and expense, either in one single statement, or in two linked statements. The Group is still evaluating whether it will have one or two statements.

IAS 23 (Revised) shall be applied for annual periods beginning on or after 1 January 2009. The standard has been revised to require capitalisation of borrowing costs when such costs relate to the acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. As the Group has capitalised borrowing costs attributable to qualifying assets, the adoption of IAS 23 (Revised) is not expected to have any impact on the Group's consolidated financial statements.

Amendments to IAS 32 and IAS 1 shall be applied for annual periods beginning on or after 1 January 2009. The amendment to IAS 32 requires certain puttable financial instruments and obligations arising on liquidation to be classified as equity if certain criteria are met. The amendment to IAS 1 requires disclosure of certain information relating to puttable instruments classified as equity. The Group does not expect these amendments to impact the financial statements of the Group.

IFRS 8 shall be applied for annual periods beginning on or after 1 January 2009. The standard requires the disclosure of information about the Group's operating segments and replaces the requirement to determine primary (business) and secondary (geographical) reporting segments of the Group.

3.1 IMPACT OF ISSUED BUT NOT YET EFFECTIVE IFRSs *(CONTINUED)*

IFRIC 11 shall be applied for annual periods beginning on or after 1 March 2007. This interpretation requires arrangements whereby an employee is granted rights to an entity's equity instruments to be accounted for as an equity-settled scheme, even if the entity buys the instruments from another party, or the shareholders provide the equity instruments needed.

IFRIC 13 shall be applied for annual periods beginning on or after 1 July 2008. This interpretation requires customer loyalty award credits to be accounted for as a separate component of the sales transaction in which they are granted and therefore part of the fair value of the consideration received is allocated to the award credits and deferred over the period that the award credits are fulfilled. The Group expects that this interpretation will have no impact on the Group's financial statements as no such schemes currently exist.

IFRIC 14 shall be applied for annual periods beginning on or after 1 January 2008. This interpretation provides guidance on how to assess the limit on the amount of surplus in a defined benefit scheme that can be recognised as an asset under IAS 19 *Employee Benefits*. The Group expects that this interpretation will have no impact on the Group's financial statements as all defined benefit schemes are currently in deficit.

The Group is in the process of making an assessment of the impact of these new and revised IFRSs upon initial application. Up to the date of these financial statements, it has concluded that these new and revised IFRSs are unlikely to have a significant impact on the Group's results of operations and financial position.

3.2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2007. Except for the Restructuring which has been accounted for as a reorganisation of business under common control in a manner similar to a pooling-of-interests as described in note 2 to the financial statements, the purchase method of accounting is used to account for the acquisition of subsidiaries by the Group.

The pooling-of-interests method of accounting involves incorporating the financial statement items of the combining entities or businesses in which the common control combination occurs as if they had been consolidated from the date when the combining entities or businesses first came under the control of the controlling party.

The net assets of the combining entities or businesses are combined using the existing book values from the controlling party's perspective. No amount is recognised in respect of goodwill or any excess of acquirers' interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination, to the extent of the continuation of the controlling party's interest.

The consolidated income statement includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under the common control, where this is a shorter period, regardless of the date of the common control combination.

The purchase method of accounting involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate fair value of the assets given and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Under the purchase method of accounting, the results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

All significant intra-group balances and transactions within the Group are eliminated on consolidation.

3.2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Basis of consolidation *(continued)*

Minority interests represent the interests of outside shareholders not held by the Group in the results and net assets of the Company's subsidiaries, and are presented separately in the consolidated income statement and within equity in the consolidated balance sheet, separately from the equity attributable to equity holder of the Company. The Group applies the policy of treating transactions with minority interests as transactions with equity participants of the Group. The acquisition of minority interests is accounted for using the entity concept method whereby the difference between the consideration and the book value of the share of the net assets acquired is recognised as an equity transaction.

Subsidiaries

A subsidiary is an entity whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. The Company's investments in subsidiaries are stated at cost less any impairment losses.

Joint ventures

A joint venture is an entity set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture operates as a separate entity in which the Group and the other parties have an interest.

The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties, the duration of the joint venture entity and the basis on which the assets are to be realised upon its dissolution. The profits and losses from the joint venture's operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

A joint venture is treated as:

(a) a subsidiary, if the Group has unilateral control, directly or indirectly, over the joint venture;

(b) a jointly-controlled entity, if the Group does not have unilateral control, but has joint control, directly or indirectly, over the joint venture;

(c) an associate, if the Group does not have unilateral or joint control, but holds, directly or indirectly, generally not less than 20% of the joint venture's registered capital and is in a position to exercise significant influence over the joint venture; or

(d) an equity investment accounted for in accordance with IAS 39, if the Group holds, directly or indirectly, less than 20% of the joint venture's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture.

Jointly-controlled entities

A jointly-controlled entity is a joint venture that is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses. The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated income statement and consolidated reserves, respectively. Unrealised gains and losses resulting from transactions between the Group and its jointly-controlled entities are eliminated to the extent of the Group's interests in the jointly-controlled entities, except where unrealised losses provide evidence of an impairment of the asset transferred. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

The results of jointly-controlled entities are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in jointly-controlled entities are treated as non-current assets and are stated at cost less any impairment losses.

3.2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Associates

An associate is an entity, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses. The Group's share of the post-acquisition results and reserves of associates is included in the consolidated income statement and consolidated reserves, respectively. Unrealised gains and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interests in the associates, except where unrealised losses provide evidence of an impairment of the asset transferred. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

When an investment in an associate is classified as held for sale, it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, properties under development, completed properties held for sale, construction contract assets, deferred tax assets and financial assets), the asset's recoverable amount is estimated. An asset's recoverable amount is the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the income statement in the period in which it arises in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such impairment loss is credited to the income statement in the period in which it arises.

Related parties

A party is considered to be related to the Group if:

(a) the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b) the party is an associate;

(c) the party is a jointly-controlled entity;

(d) the party is a member of the key management personnel of the Group or its parent;

(e) the party is a close member of the family of any individual referred to in (a) or (d);

(f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e); or

(g) the party is a post-employment benefit plan for the benefit of the employees of the Group, or of any entity that is a related party of the Group.

3.2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Property, plant and equipment and depreciation

Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalised as an additional cost of that asset or as a replacement.

Depreciation is calculated on the straight-line basis to write off the cost of each item of property, plant and equipment to its residual value of 5% over its estimated useful life. The principal annual rates used for this purpose are as follows:

Buildings	2.71%
Machinery	9.50%
Vehicles	19.00%
Production equipment	9.50%
Measurement and experimental equipment	19.00%
Other equipment	19.00%

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at each balance sheet date.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the income statement in the period the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress represents property, plant and equipment under construction, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction. Construction in progress is reclassified to the appropriate category of property, plant and equipment when completed and ready for use.

Intangible assets

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each balance sheet date.

Concession assets

The Group engages in certain service concession arrangements in which the Group carries out construction work for the granting authority and receives in exchange a right to operate the assets concerned in accordance with the pre-established conditions set by the granting authority. In accordance with IFRIC 12, the assets under the concession arrangements may be classified as intangible assets or financial assets. The assets are classified as intangible assets if the operator receives a right (a licence) to charge users of the public service, or as financial assets if paid by the granting authority. The Group classifies the non-current assets linked to the long term investment in these concession arrangements as "concession assets" within the intangible assets classification on the balance sheet if the intangible asset model is adopted. Once the underlying infrastructure of the concession arrangements has been completed, the concession assets will be amortised over the term of the concession on the straight-line basis under the intangible asset model.

Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised on the straight-line basis over their estimated useful lives of two to ten years.

3.2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Intangible assets *(continued)*

Others

Others included purchased patents and licenses which are stated at cost less any impairment losses and are amortised on the straight-line basis over their estimated useful life of fifteen years.

Research and development costs

All research costs are charged to the income statement as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred.

Non-current assets and disposal groups held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets or disposal groups and its sale must be highly probable.

Non-current assets and disposal groups (other than deferred tax assets and financial assets) classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell.

Leases

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalised at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalised finance leases are included in property, plant and equipment, and depreciated over the shorter of the lease terms and the estimated useful lives of the assets. The finance costs of such leases are charged to the income statement so as to provide a constant periodic rate of charge over the lease terms.

Assets acquired through hire purchase contracts of a financing nature are accounted for as finance leases, and are depreciated over their estimated useful lives.

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals payable under the operating leases are charged to the income statement on the straight-line basis over the lease terms.

Prepaid land lease payments under operating leases are initially stated at cost and subsequently recognised on the straight-line basis over the lease terms ranging from thirty to fifty years. When the lease payments cannot be allocated reliably between the land and buildings elements, the entire prepaid land lease payments are included in the cost of the land and buildings as a finance lease in property, plant and equipment.

Investments and other financial assets

Financial assets in the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

3.2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Investments and other financial assets *(continued)*

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading. Financial assets are classified as held for trading if they are acquired for the purpose of sale in the near term. Gains or losses on investments held for trading are recognised in the income statement. The net fair value gain or loss recognised in the income statement does not include any dividends on these financial assets, which are recognised in accordance with the policy set out for "Revenue recognition" below.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are subsequently carried at amortised cost using the effective interest method less any allowance for impairment. Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognised in the income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity. Held-to-maturity investments are subsequently measured at amortised cost less any allowance for impairment. Amortised cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount. This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. Gains and losses are recognised in the income statement when the investments are derecognised or impaired, as well as through the amortisation process.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity and debt securities that are designated as available for sale or are not classified in any of the other three categories. After initial recognition, available-for-sale financial assets are measured at fair value, with gains or losses recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement. Interest and dividends earned are reported as interest income and dividend income, respectively and are recognised in the income statement in accordance with the policies set out for "Revenue recognition" below. Losses arising from the impairment of such investments are recognised in the income statement as "Impairment of available-for-sale investments" and are transferred from the available-for-sale investment revaluation reserve.

When the fair value of unlisted equity and debt securities cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment; or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less any impairment losses.

Fair value

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; a discounted cash flow analysis; and other valuation models.

3.2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in the income statement. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

In relation to trade and other receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor and significant changes in the technological, market economic or legal environment that have an adverse effect on the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice. The carrying amount of the receivables is reduced through the use of an allowance account. Impaired debts are derecognised when they are assessed as uncollectible.

Assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

Available-for-sale financial assets

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the income statement, is transferred from equity to the income statement. A provision for impairment is made for available-for-sale equity investments when there has been a significant or prolonged decline in the fair value below its cost or where other objective evidence of impairment exists. Impairment losses on equity instruments classified as available for sale are not reversed through the income statement.

Impairment losses on debt instruments are reversed through the income statement, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the income statement.

3.2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;
- the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset; or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial liabilities at amortised cost (including interest-bearing bank and other borrowings)

Financial liabilities including trade and bills payables, other payables, interest-bearing bank and other borrowings and other long term liabilities are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost. The related interest expense is recognised within "finance costs" in the income statement.

Gains and losses are recognised in the income statement when the liabilities are derecognised as well as through the amortisation process.

Financial guarantee contracts

Financial guarantee contracts in the scope of IAS 39 are accounted for as financial liabilities. A financial guarantee contract is recognised initially at its fair value less transaction costs that are directly attributable to the acquisition or issue of the financial guarantee contract, except when such contract is recognised at fair value through profit or loss. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount determined in accordance with IAS 37 *Provisions, Contingent Liabilities and Contingent Assets*; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with IAS 18 *Revenue*.

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the income statement.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis and, in the case of work-in-progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

3.2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Properties under development

Properties under development which are intended for sale are stated at the lower of cost and net realisable value, which is estimated by the Directors based on the prevailing market condition. Cost comprises all development expenditure, applicable borrowing costs and other direct costs attributable to such properties.

Completed properties held for sale

Completed properties held for sale are stated at the lower of cost and net realisable value. Cost comprises all development expenditure, applicable borrowing costs and other direct costs attributable to such properties. Net realisable value is determined by reference to the prevailing market prices on an individual property basis.

Construction contracts

Contract revenue comprises the agreed contract amount and appropriate amounts from variation orders, claims and incentive payments. Contract costs incurred comprise direct materials, the costs of subcontracting, direct labour and an appropriate proportion of fixed and variable construction overheads.

Revenue from fixed price construction contracts is recognised on the percentage of completion method, measured by reference to the proportion of costs incurred to date to the estimated total costs of the relevant contract.

Revenue from cost plus construction contracts is recognised on the percentage of completion method, by reference to the recoverable costs incurred during the period plus the related fee earned, measured by the proportion of costs incurred to date to the estimated total costs of the relevant contract.

Provision is made for foreseeable losses as soon as they are anticipated by management.

Where contract costs incurred to date plus recognised profits less recognised losses exceed progress billings, the surplus is treated as an amount due from contract customers.

Where progress billings exceed contract costs incurred to date plus recognised profits less recognised losses, the surplus is treated as an amount due to contract customers.

Contracts for services

Contract revenue on the rendering of services comprises the agreed contract amount. Costs of rendering services comprise labour and other costs of personnel directly engaged in providing the services and attributable overheads.

Revenue from the rendering of services is recognised based on the percentage of completion of the transaction, provided that the revenue, the costs incurred and the estimated costs to completion can be measured reliably. The percentage of completion is established by reference to the costs incurred to date as compared to the total costs to be incurred under the transaction. Where the outcome of a contract cannot be measured reliably, revenue is recognised only to the extent that the expenses incurred are eligible to be recovered.

Provision is made for foreseeable losses as soon as they are anticipated by management.

Where contract costs incurred to date plus recognised profits less recognised losses exceed progress billings, the surplus is treated as an amount due from contract customers.

Where progress billings exceed contract costs incurred to date plus recognised profits less recognised losses, the surplus is treated as an amount due to contract customers.

3.2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheets, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in "finance costs" in the income statement.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the income statement, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised, except:

- where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

3.2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Income tax *(continued)*

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Government grants

Government grants are recognised at their fair values where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is credited to a deferred revenue account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) from construction contracts, on the percentage of completion basis, as further explained in the accounting policy for "Construction contracts" above;

(b) from the rendering of services, on the percentage of completion basis, as further explained in the accounting policy for "Contracts for services" above;

(c) from the provision of logistics services, when the services are rendered;

(d) from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(e) from the sale of properties, when the significant risks and rewards of ownership have been transferred to the buyer, which is when the construction work has been completed and the properties have been delivered to the buyer. Deposits and instalments received in respect of properties sold prior to the date of revenue recognition are included in the balance sheet under current liabilities;

(f) interest income, on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset;

(g) dividend income, when the shareholders' right to receive payment has been established; and

(h) toll revenue, net of any applicable revenue taxes when received.

3.2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

Dividends

Final dividends proposed by the Directors are classified as a separate allocation of retained earnings within the equity section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

Interim dividends are simultaneously proposed and declared, because the Company's Articles of Association grant the Directors the authority to declare interim dividends. Consequently, interim dividends are recognised immediately as a liability when they are proposed and declared.

Foreign currencies

These financial statements are presented in RMB, which is the Company's functional and presentation currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date. All differences are taken to the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currencies of certain overseas subsidiaries, jointly-controlled entities and associates are currencies other than RMB. As at the balance sheet date, the assets and liabilities of these entities are translated into the presentation currency of the Company at the exchange rates ruling at the balance sheet date, and their income statements are translated into RMB at the weighted average exchange rates for the year. The resulting exchange differences are included in the exchange fluctuation reserve. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the consolidated income statement.

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into RMB at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into RMB at the weighted average exchange rates for the year.

Employee benefits

Retirement benefits

The full-time employees of the Group in Mainland China are covered by various government-sponsored retirement plans under which the employees are entitled to a monthly pension based on certain formulas. The relevant government agencies are responsible for the pension liability to these retired employees. The Group contributes on a monthly basis to these retirement plans. Under these plans, the Group has no obligation for post-retirement benefits beyond the contributions made. Contributions to these plans are expensed as incurred.

In addition, the Group participates in various defined contribution retirement schemes for its qualified employees in certain countries or jurisdictions outside Mainland China. Employees' and employers' contributions are calculated based on various percentages of employees' gross salaries or fixed sums and length of service.

3.2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Employee benefits *(continued)*

Retirement benefits *(continued)*

The Group also provided supplementary pension subsidies to retired employees in Mainland China prior to 1 January 2007. Such supplementary pension subsidies are considered as defined benefit plans. The liability recognised in the balance sheet in respect of these defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government securities which have maturities approximating to the terms of the related pension liability. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to the income statement over the employees' expected average remaining working lives. Past-service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the "vesting period"). In this case, the past-service costs are amortised on the straight-line basis over the vesting period. Employees who retire after 1 January 2007 are no longer entitled to such supplementary pension subsidies.

Other post-employment obligations

Some companies within the Group in Mainland China provide post-retirement medical benefits to their retired employees. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for the Group's defined benefit pension plans. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation, are charged or credited to the income statement over the expected average remaining working lives of the related employees. These obligations are valued annually by independent qualified actuaries.

Termination and early retirement benefits

Employee termination and early retirement benefits are recognised in the period in which the Group has entered into an agreement with the employee specifying the terms of redundancy, or after the individual employee has been advised of the specific terms. The specific terms vary among the terminated and early retired employees depending on various factors including their position, length of service, salary level at the time of application, minimum compensation levels set by the local regulatory authorities, and the district of the employee concerned.

Housing funds

All full-time employees of the Group in Mainland China are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each period.

Bonus entitlements

The expected cost of bonus payments is recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made. Liabilities for bonuses are expected to be settled within twelve months and are measured at the amounts expected to be paid when they are settled.

4. SUMMARY OF SIGNIFICANT JUDGEMENTS AND ESTIMATES

The preparation of the Group's financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amounts of the assets or liabilities affected in the future.

Judgements

In the process of applying the Group's accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognised in the financial statements:

Impairment of available-for-sale investments

The Group determines that available-for-sale investments are impaired when there has been a significant or prolonged decline in the fair value below its cost. This determination of what is significant or prolonged requires judgement. In making this judgement, the Group evaluates, among other factors, the duration and the extent to which the fair value of an investment is less than its cost. In addition, impairment may be appropriate when there is evidence of a deterioration in the financial health of the investee, industry and sector performance, changes in technology, and operating and financing cash flows.

Contingent liabilities arising from litigations and claims

The Group is involved in a number of litigations and claims in respect of certain construction work performed in the present and the past. Contingent liabilities arising from these litigations and claims have been assessed by management with reference to legal advice. Provisions on the possible obligations have been made based on management's best estimates and judgements.

Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Useful lives and residual values of items of property, plant and equipment

In determining the useful lives and residual values of items of property, plant and equipment, the Group periodically reviews the changes in market conditions, expected physical wear and tear, and the maintenance of the asset. The estimation of the useful life of the asset is based on historical experience of the Group with similar assets that are used in a similar way. Depreciation amount will be adjusted if the estimated useful lives and/or the residual values of items of property, plant and equipment are different from previous estimation. Useful lives and residual values are reviewed, at each balance sheet date, based on changes in circumstances.

The carrying amount of property, plant and equipment as at 31 December 2007 was RMB15,997,957,000 (2006: RMB14,166,142,000).

Current income tax and deferred income tax

The Group is subject to income taxes in numerous jurisdictions. Judgement is required in determining the provision for taxation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts originally recorded, the differences will impact on the current income tax and deferred income tax provisions in the periods in which the differences arise.

Deferred tax assets relating to certain temporary differences and tax losses are recognised as management considers it is probable that future taxable profit will be available against which the temporary differences or tax losses can be utilised. The realisation of the deferred tax assets mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which will be recognised in the income statement in the period in which such a reversal takes place.

The carrying amounts of tax payable, deferred tax assets and deferred tax liabilities as at 31 December 2007 were RMB1,021,936,000 (2006: RMB374,979,000), RMB3,140,236,000 (2006: RMB3,928,131,000) and RMB194,994,000 (2006: RMB636,080,000) respectively.

4. SUMMARY OF SIGNIFICANT JUDGEMENTS AND ESTIMATES *(CONTINUED)*

Estimation uncertainty *(continued)*

Percentage of completion of construction work

The Group recognises revenue according to the percentage of completion of individual contract of construction work, which requires estimation to be made by management. The stage of completion is estimated by reference to the actual costs incurred over the total budgeted costs, and the corresponding contract revenue is also estimated by management. Due to the nature of the activity undertaken in construction contracts, the date at which the activity is entered into and the date at which the activity is completed usually fall into different accounting periods. Hence, the Group reviews and revises the estimates of both contract revenue and contract costs in the budget prepared for each contract as the contract progresses. Where the actual contract revenue are less than expected or actual contract costs are more than expected, an impairment loss may arise.

The carrying amount of construction contracts as at 31 December 2007 was RMB18,536,550,000 (2006: RMB13,645,191,000).

Impairment of trade receivables

The Group maintains an allowance for estimated loss arising from the inability of its customers to make the required payments. The Group makes its estimates based on the ageing of its trade receivable balances, customers' creditworthiness, and historical write-off experience. If the financial condition of its customers will deteriorate such that the actual impairment loss might be higher than expected, the Group would be required to revise the basis for making the allowance and its future results would be affected.

The carrying amount of trade receivables including retention money receivables as at 31 December 2007 was RMB31,136,727,000 (2006: RMB23,851,054,000).

Retirement benefits

The Group establishes liabilities in connection with benefits paid to certain retired and early retired employees. The amounts of employee benefit expenses and liabilities are determined using actuarial valuations, which are calculated by independent valuation professionals who will conduct annual assessment of the actuarial position of the Group's retirement plans. These actuarial valuations involve making assumptions on discount rates, expected rates of return on assets, pension benefit inflation rates, medical benefit inflation rates, and other factors. Due to the long term nature of these plans, such estimates are subject to significant uncertainty.

Actual results that differ from the assumptions are recognised immediately and therefore, affect recognised expenses in the period in which such differences arise. While management believes that its assumptions are appropriate, differences in actual experience or changes in assumptions may affect the expenses related to the employee retirement benefit obligations.

The provisions for supplementary pension subsidies and early retirement benefits as at 31 December 2007 were RMB7,745,610,000 (2006: RMB11,250,250,000).

5. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately according to the nature of their operations, and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers different services and products which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

(i) the construction operations segment engages in the construction of infrastructures such as railways, highways, bridges, tunnels, metropolitan railways, airports and ports, water conservancy and hydropower facilities, real estate and municipal projects;

(ii) the survey, design and consultancy operations segment engages in the provision of survey, design and consultancy services, as well as technology and equipment research and development services, for the construction of railways, highways, metropolitan railways, bridges, tunnels, municipal and power projects, high-rise buildings, airports and ports;

(iii) the manufacturing operations segment engages in the design, research and development, production and sale of large track maintenance machinery as well as the manufacturing of components for railway construction; and

(iv) the other business operations segment mainly comprises real estate development and logistics businesses.

The profit before tax of a segment represents revenue less expenses directly attributable to a segment and the relevant portion of enterprise revenue less expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other segments of the Group.

Segment assets and liabilities mainly comprise operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

5. SEGMENT INFORMATION *(CONTINUED)*

(a) Business segments

The following tables present revenue, profit and certain asset, liability and expenditure information for the Group's business segments for the years ended 31 December 2007 and 2006:

Year ended 31 December 2007

	Construction operations *RMB'000*	Survey, design and consultancy operations *RMB'000*	Manufacturing operations *RMB'000*	Other business operations *RMB'000*	Eliminations *RMB'000*	Consolidated *RMB'000*
Segment revenue						
Sales to external customers	162,635,137	3,496,833	1,380,832	4,484,608	–	171,997,410
Intersegment sales	296,904	212,221	475,119	892,095	(1,876,339)	–
Total	162,932,041	3,709,054	1,855,951	5,376,703	(1,876,339)	171,997,410
Segment results	3,624,330	299,586	124,773	320,438	–	4,369,127
Finance revenue	467,429	110,678	3,067	70,986	–	652,160
Finance costs	(1,189,742)	(19,887)	(22,425)	(40,169)	–	(1,272,223)
Share of profits and losses of:						
Jointly-controlled entities	14,624	–	–	–	–	14,624
Associates	23,354	656	–	–	–	24,010
Profit before tax						3,787,698
Tax						(1,481,766)
Profit for the year						2,305,932

5. SEGMENT INFORMATION *(CONTINUED)*

(a) Business segments *(continued)*

Year ended 31 December 2007 *(continued)*

	Construction operations *RMB'000*	Survey, design and consultancy operations *RMB'000*	Manufacturing operations *RMB'000*	Other business operations *RMB'000*	Eliminations *RMB'000*	Consolidated *RMB'000*
Assets and liabilities						
Segment assets	140,140,366	5,075,559	3,111,765	8,781,551	(3,910,481)	153,198,760
Interests in jointly-controlled entities	71,814	–	–	–	–	71,814
Interests in associates	252,126	4,845	–	–	–	256,971
Non-current asset held for sale	210,000	–	–	–	–	210,000
Unallocated assets						3,140,236
Total assets						156,877,781
Segment liabilities	140,064,942	4,382,448	2,325,131	7,524,973	(3,910,481)	150,387,013
Unallocated liabilities						1,216,930
Total liabilities						151,603,943
Other segment information						
Depreciation and amortisation	3,244,212	130,242	85,092	14,293	–	3,473,839
Capital expenditure	10,842,997	525,017	844,576	184,409	–	12,396,999
Write-down of inventories to net realisable value	202	–	–	–	–	202
Provision for foreseeable losses on construction contracts	154,123	–	–	–	–	154,123
Impairment losses recognised/(reversed) in the consolidated income statement	(58,103)	1,101	(1,273)	22,592	–	(35,683)

5. SEGMENT INFORMATION *(CONTINUED)*

(a) Business segments *(continued)*

Year ended 31 December 2006

	Construction operations RMB'000	Survey, design and consultancy operations RMB'000	Manufacturing operations RMB'000	Other business operations RMB'000	Eliminations RMB'000	Consolidated RMB'000
Segment revenue						
Sales to external customers	146,266,180	3,310,938	1,321,748	2,710,108	–	153,608,974
Intersegment sales	93,471	37,584	33,487	843,770	(1,008,312)	–
Total	146,359,651	3,348,522	1,355,235	3,553,878	(1,008,312)	153,608,974
Segment results	2,093,430	80,690	16,642	247,577	–	2,438,339
Finance revenue	489,982	48,996	1,701	5,908	–	546,587
Finance costs	(877,631)	(3,882)	(10,521)	(17,292)	–	(909,326)
Share of profits and losses of:						
Jointly-controlled entities	25,535	–	–	–	–	25,535
Associates	(3,172)	284	–	–	–	(2,888)
Profit before tax						2,098,247
Tax						(596,289)
Profit for the year						1,501,958

5. SEGMENT INFORMATION *(CONTINUED)*

(a) Business segments *(continued)*

Year ended 31 December 2006 *(continued)*

	Construction operations *RMB'000*	Survey, design and consultancy operations *RMB'000*	Manufacturing operations *RMB'000*	Other business operations *RMB'000*	Eliminations *RMB'000*	Consolidated *RMB'000*
Assets and liabilities						
Segment assets	111,349,488	4,648,315	1,607,408	3,422,391	(840,123)	120,187,479
Interests in jointly-controlled entities	68,381	–	–	–	–	68,381
Interests in associates	360,999	4,736	–	–	–	365,735
Unallocated assets						3,928,131
Total assets						124,549,726
Segment liabilities	111,265,105	4,865,853	1,347,416	3,212,647	(840,123)	119,850,898
Unallocated liabilities						1,011,059
Total liabilities						120,861,957
Other segment Information						
Depreciation and amortisation	2,255,513	70,128	16,245	64,604	–	2,406,490
Capital expenditure	6,157,022	210,907	21,142	187,222	–	6,576,293
Write-down of inventories to net realisable value	18,494	–	–	4,340	–	22,834
Provision for foreseeable losses on construction contracts	133,162	–	–	–	–	133,162
Provision for completed properties held for sale	–	–	–	4,716	–	4,716
Impairment losses recognised in the consolidated income statement	212,151	10,489	4,099	2,401	–	229,140

5. SEGMENT INFORMATION *(CONTINUED)*

(b) Geographical segments

The following tables present revenue and certain asset and expenditure information for the Group's geographical segments for the years ended 31 December 2007 and 2006:

Year ended 31 December 2007

	Mainland China *RMB'000*	Outside Mainland China *RMB'000*	Eliminations *RMB'000*	Consolidated *RMB'000*
Segment revenue				
Sales to external customers	165,638,236	6,359,174	–	171,997,410
Other segment information				
Segment assets	141,078,835	12,658,710	–	153,737,545
Unallocated assets				3,140,236
Total assets				156,877,781
Capital expenditure	11,685,632	711,367	–	12,396,999

Year ended 31 December 2006

	Mainland China *RMB'000*	Outside Mainland China *RMB'000*	Eliminations *RMB'000*	Consolidated *RMB'000*
Segment revenue				
Sales to external customers	150,092,402	3,516,572	–	153,608,974
Other segment information				
Segment assets	115,623,195	4,998,400	–	120,621,595
Unallocated assets				3,928,131
Total assets				124,549,726
Capital expenditure	6,221,278	355,015	–	6,576,293

6. REVENUE AND OTHER INCOME AND GAINS, NET

Revenue, which is also the Group's turnover, represents: (1) an appropriate proportion of contract revenue of construction contracts, net of business tax and government surcharges; (2) the invoiced value of goods sold, net of value-added tax and government surcharges, and after allowances for goods returns and trade discounts; and (3) the value of other services rendered.

An analysis of the Group's revenue and other income and gains, net, is as follows:

	Group	
	2007	2006
	RMB'000	*RMB'000*
Revenue:		
Construction contracts	**162,635,137**	146,266,180
Provision of survey, design and consultancy services	**3,496,833**	3,310,938
Manufacture, sale, repair and maintenance of large track maintenance machinery	**1,380,832**	1,321,748
Others *(note (a))*	**4,484,608**	2,710,108
	171,997,410	153,608,974
Other income and gains, net:		
Government grants:		
— Recognition of deferred revenue *(note 36)*	**17,379**	7,078
— Others *(note (b))*	**27,901**	5,550
Gain on disposal of a subsidiary *(note 40 (a))*	**315,791**	—
Fair value gains, net, on financial assets at fair value through profit or loss	**99,458**	51,384
Gain on disposal of available-for-sale investments	**17,513**	6,127
Others *(note (c))*	**134,903**	115,729
	612,945	185,868

Notes:

(a) Other revenue mainly represents revenue from the sale of properties and provision of logistics services.

(b) Other government grants mainly represent value-added tax refunds which, in the opinion of the Directors, are available to other eligible entities that are able to fulfill certain requirements.

(c) Others mainly represent gains on stocktaking, penalty income and other miscellaneous gains.

7. PROFIT FROM OPERATIONS

The Group's profit from operations is arrived at after charging/(crediting):

	Note	Group 2007 RMB'000	2006 RMB'000
Cost of services rendered		**155,685,619**	140,715,514
Cost of goods sold		**4,912,711**	3,297,450
Total cost of sales		**160,598,330**	144,012,964
Depreciation of property, plant and equipment *(note (a))*	15	**3,405,608**	2,364,172
Amortisation of prepaid land lease payments	16	**45,041**	25,857
Amortisation of intangible assets	17	**23,190**	16,461
Total depreciation and amortisation		**3,473,839**	2,406,490
Impairment of property, plant and equipment	15	**4,785**	91,265
Impairment of prepaid land lease payments	16	**—**	15,294
Impairment of intangible assets	17	**508**	—
Impairment of available-for-sale investments	22	**4,035**	951
Impairment/(reversal of impairment) of trade and bills receivables	27	**(24,067)**	79,016
Impairment/(reversal of impairment) of other receivables	28	**(20,944)**	42,614
Total impairment/(reversal of impairment), net		**(35,683)**	229,140
Employee compensation costs (including Directors' and Supervisors' remuneration *(note 10)*)	9	**11,056,661**	9,672,939
Research and development expenditure		**284,862**	148,331
Write-down of inventories to net realisable value		**202**	22,834
Provision for completed properties held for sale		**—**	4,716
Provision for foreseeable losses on construction contracts		**154,123**	133,162
Auditors' remuneration		**31,536**	3,067
Minimum lease payments under operating leases		**30,315**	21,351
Fair value gains, net, on financial assets at fair value through profit or loss		**(99,458)**	(51,384)
Gain on disposal of available-for-sale investments		**(17,513)**	(6,127)
Loss on disposal of property, plant and equipment, net		**697**	28,307
Foreign exchange differences, net		**91,957**	58,491

Note:

(a) Depreciation of approximately RMB2,896,142,000 (2006: RMB1,854,436,000) is included in the cost of sales on the face of the consolidated income statement for the year.

8. FINANCE REVENUE AND FINANCE COSTS

The Group's finance revenue totaling RMB652,160,000 (2006: RMB546,587,000) for the year mainly represented bank interest income.

The Group's finance costs are as follows:

	Group	
	2007	2006
	RMB'000	*RMB'000*
Interest on bank loans and other loans wholly repayable within five years	**1,281,968**	1,030,558
Interest on bank loans repayable beyond five years	**143,748**	32,501
Interest on finance leases	**6,047**	657
Interest on discounted bills	**20,779**	551
Interest on corporate bonds	**64,762**	—
Total interest	**1,517,304**	1,064,267
Less: Interest capitalised in:		
— Construction in progress	**(23,317)**	(11,420)
— Construction contracts	**(42,986)**	(134,675)
— Properties under development	**(108,626)**	(3,234)
— Intangible assets	**(70,152)**	(5,612)
	1,272,223	909,326

Borrowing costs capitalised for the year are calculated by applying the following capitalisation rates per annum to expenditure on qualifying assets:

	2007	2006
Capitalisation rates	**4.9% - 8.9%**	3.6% - 8.1%

9. EMPLOYEE COMPENSATION COSTS

	Group	
	2007	2006
	RMB'000	*RMB'000*
Employee compensation costs (including Directors' and Supervisors' remuneration *(note 10)*):		
— Wages, salaries and allowances	**7,666,670**	6,764,426
— Housing benefits, medical and other expenses	**2,151,466**	1,696,775
— Retirement benefit costs:		
(i) Contributions to defined contribution retirement plans *(note (a))*	**974,045**	816,518
(ii) Contributions to defined benefit retirement plans *(note (b)) (note 35 (b))*	**264,480**	395,220
Total retirement benefit costs	**1,238,525**	1,211,738
	11,056,661	9,672,939

9. EMPLOYEE COMPENSATION COSTS *(CONTINUED)*

Notes:

(a) All of the Group's full-time employees in Mainland China are covered by various government-sponsored retirement plans under which the employees are entitled to a monthly pension based on certain formulas. The relevant government agencies are responsible for the pension liability to these retired employees. The Group is required to make monthly contributions to these plans at rates ranging from 20% to 23% of the employees' basic salaries. Contributions to these plans are expensed as incurred.

In addition, the Group participates in various defined contribution retirement plans for its qualified employees in certain countries or jurisdictions outside Mainland China. Employees' and employers' contributions are calculated based on various percentages of employees' gross salaries or fixed sums and length of service.

As at 31 December 2007, the Group's forfeited contributions available to reduce its contributions to the defined contribution retirement plans in future years were not material (2006: Nil).

(b) In addition, the Group provided supplementary pension subsidies to its retired employees in Mainland China who retired prior to 1 January 2007. Details of the supplementary pension subsidies, which are considered of defined benefit nature, are set out in note 35 to the financial statements. Employees who retire after 1 January 2007 are no longer entitled to such supplementary pension subsidies.

The Group also implemented an early retirement plan for certain employees in addition to the benefits under the government-sponsored retirement plans and the supplementary pension subsidies described above (note 35). Employee termination and early retirement benefits are recognised in the period in which the Group has entered into an agreement with the employee specifying the terms of redundancy, or after the individual employee has been advised of the specific terms. The specific terms determining the amount of compensation payments made to early retired employees vary among the terminated and early retired employees depending on various factors including their position, length of service, salary level at the time of application, minimum compensation levels set by the local regulatory authorities, and district of the employee concerned. These compensation payments to existing early retired employees will continue after the listing of the Company's H Shares on The Hong Kong Stock Exchange. However, the Group's early retirement plan will not continue after the listing of the Company's H Shares on The Hong Kong Stock Exchange and as such, no further new early retirement application will be accepted by the Group after the listing of the Company's H Shares on The Hong Kong Stock Exchange.

10. DIRECTORS' AND SUPERVISORS' REMUNERATION AND THE FIVE HIGHEST PAID EMPLOYEES

(a) Directors' and Supervisors' remuneration

Directors' and Supervisors' remuneration for the year, disclosed pursuant to the Listing Rules and Section 161 of the Hong Kong Companies Ordinance, is as follows:

	Group	
	2007	2006
	RMB'000	*RMB'000*
Fees	**–**	–
Other emoluments:		
– Salaries, housing benefits, other allowances and benefits in kind	**1,698**	1,303
– Performance related bonuses	**2,309**	1,444
– Pension scheme contributions	**491**	561
	4,498	3,308

10. DIRECTORS' AND SUPERVISORS' REMUNERATION AND THE FIVE HIGHEST PAID EMPLOYEES *(CONTINUED)*

(a) Directors' and Supervisors' remuneration *(continued)*

The names of the Directors and Supervisors and their respective remuneration for the year are as follows:

(i) Independent non-executive directors

	Group	
	2007	2006
	RMB'000	*RMB'000*
Salaries, housing benefits, other allowances and benefits in kind:		
Mr. LI Kecheng	**70**	15
Mr. ZHAO Guangjie	**80**	16
Mr. WU Taishi	**–**	–
Mr. NGAI Wai Fung	**–**	–
	150	31

There were no other emoluments payable to the independent non-executive directors during the year (2006: Nil).

(ii) Executive directors, non-executive directors and supervisors

Group

	Fees	Salaries, housing benefits, other allowances and benefits in kind	Performance related bonuses	Pension scheme contributions	Total remuneration
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Year ended 31 December 2007					
Executive directors:					
Mr. DING Yuanchen	–	212	371	71	654
Mr. JIN Puqing	–	250	344	71	665
	–	462	715	142	1,319
Non-executive directors:					
Mr. LI Guorui	–	250	551	71	872
Mr. HUO Jingui	–	212	469	71	752
Mr. WU Xiaohua	–	70	–	–	70
	–	532	1,020	142	1,694
Supervisors:					
Mr. PENG Shugui	–	212	469	69	750
Mr. HUANG Shaojun	–	169	52	69	290
Ms. YU Fengli	–	173	53	69	295
	–	554	574	207	1,335
	–	1,548	2,309	491	4,348

10. DIRECTORS' AND SUPERVISORS' REMUNERATION AND THE FIVE HIGHEST PAID EMPLOYEES *(CONTINUED)*

(a) Directors' and Supervisors' remuneration *(continued)*

(ii) Executive directors, non-executive directors and supervisors *(continued)*

Group *(continued)*

	Fees *RMB'000*	Salaries, housing benefits, other allowances and benefits in kind *RMB'000*	Performance related bonuses *RMB'000*	Pension scheme contributions *RMB'000*	Total remuneration *RMB'000*
Year ended 31 December 2006					
Executive directors:					
Mr. DING Yuanchen	–	171	254	84	509
Mr. JIN Puqing	–	201	298	83	582
	–	372	552	167	1,091
Non-executive directors:					
Mr. LI Guorui	–	201	298	88	587
Mr. HUO Jingui	–	171	254	84	509
Mr. WU Xiaohua	–	15	–	–	15
	–	387	552	172	1,111
Supervisors:					
Mr. PENG Shugui	–	171	254	82	507
Mr. HUANG Shaojun	–	169	45	70	284
Ms. YU Fengli	–	173	41	70	284
	–	513	340	222	1,075
	–	1,272	1,444	561	3,277

There was no arrangement under which a Director or a Supervisor waived or agreed to waive any remuneration during the year.

10. DIRECTORS' AND SUPERVISORS' REMUNERATION AND THE FIVE HIGHEST PAID EMPLOYEES *(CONTINUED)*

(b) Five highest paid employees

An analysis of the five highest paid employees within the Group for the year is as follows:

	Group	
	2007	2006
Non-director and non-supervisor employees	**5**	5

Details of the remuneration of the above non-director and non-supervisor highest paid employees are as follows:

	Group	
	2007	2006
	RMB'000	*RMB'000*
Salaries, housing benefits, other allowances and benefits in kind	**263**	144
Performance related bonuses	**6,543**	5,833
Pension scheme contributions	**81**	44
	6,887	6,021

The number of non-director and non-supervisor highest paid employees whose remuneration fell within the following bands is as follows:

	Group	
	2007	2006
Nil to HK$1,000,000	**1**	3
HK$1,000,001 — HK$1,500,000	**2**	1
HK$1,500,001 — HK$2,000,000	**2**	—
HK$2,000,001 — HK$2,500,000	**—**	—
HK$2,500,001 — HK$3,000,000	**—**	1
	5	5

11. TAX

Under the relevant PRC Corporate Income Tax Law and the respective regulations, except for certain preferential treatment available to the Company's subsidiaries, jointly-controlled entities and associates, which were exempted or taxed at preferential rates ranging from 15% to 16.5% primarily due to their status as entities engaging in technology development or their involvement in projects that were supported by the government, such as the Qinghai-Tibet Railway, and development projects in the western part of China, the entities within the Group are subject to corporate income tax at a rate of 33% (2006: 33%) during the year.

During the 5th Session of the 10th National People's Congress, which was concluded on 16 March 2007, the PRC Corporate Income Tax Law (the "New Corporate Income Tax Law") was approved and became effective on 1 January 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested enterprises and foreign-invested enterprises, which results in a reduction of income tax rate from 33% to 25%. The effect of this change has been reflected in the calculation of deferred income tax as at 31 December 2007.

11. TAX *(CONTINUED)*

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits arising in Hong Kong during the year.

Taxes on profits assessable elsewhere, including Macau and Nigeria, have been calculated at the rates of tax prevailing in the territories/countries in which the relevant companies within the Group operate, based on existing legislation, interpretations and practices in respect thereof.

	Group	
	2007	2006
	RMB'000	*RMB'000*
Current income tax		
– Mainland China	**923,270**	286,022
– Hong Kong	**2,027**	746
– Others	**36,715**	18,102
Deferred income tax *(note 23)*	**519,754**	291,419
Income tax charge for the year	**1,481,766**	596,289

A reconciliation of the income tax expense applicable to profit before tax using the statutory income tax rate in Mainland China to the income tax expense at the Group's effective income tax rate for the year is as follows:

	Group	
	2007	2006
	RMB'000	*RMB'000*
Profit before tax	**3,787,698**	2,098,247
At statutory income tax rate of 33%	**1,249,940**	692,422
Lower income tax rates for specific provinces or locations	**(224,038)**	(58,334)
Tax effect of share of profits and losses of jointly-controlled entities and associates	**739**	(8,497)
Income not subject to tax	**(121,164)**	(234,909)
Expenses not deductible for tax purposes	**54,501**	137,372
Tax losses utilised	**(16,778)**	(10,863)
Income tax benefits on locally purchased machinery	**(94,345)**	(13,455)
Tax losses not recognised	**78,324**	92,553
Adjustments in respect of current income tax of previous years	**(45,602)**	–
Effect on opening deferred income tax due to a decrease in income tax rate	**600,189**	–
Income tax charge for the year	**1,481,766**	596,289

The share of tax attributable to jointly-controlled entities amounting to RMB531,000 (2006: RMB6,597,000) is included in the "Share of profits and losses of jointly-controlled entities" on the face of the consolidated income statement for the year.

The share of tax attributable to associates amounting to RMB464,000 (2006: RMB593,000) is included in the "Share of profits and losses of associates" on the face of the consolidated income statement for the year.

12. PROFIT ATTRIBUTABLE TO EQUITY HOLDER OF THE COMPANY

The consolidated profit attributable to equity holder of the Company for the year ended 31 December 2007 includes a loss of RMB61,990,000 which has been dealt with in the financial statements of the Company (note 39(b)).

13. DISTRIBUTIONS

The distributions for the year are set out below:

		Group	
		2007	2006
	Note	*RMB'000*	*RMB'000*
Distributions relating to the Retained BOT Projects *(note (a))*		**701,455**	305,142
Distributions pursuant to the Restructuring:			
(i) Property, plant and equipment *(note (b))*	15	**1,111,263**	–
(ii) Prepaid land lease payments *(note (b))*	16	**229,087**	–
(iii) Provision for supplementary pension subsidies *(note (b))*	35	**(2,880,020)**	–
(iv) Deferred tax assets arising from provision for supplementary pension subsidies *(note (b))*	23	**846,670**	–
(v) Special distribution *(note (c))*		**2,423,883**	–
Other distribution *(note (d))*		**2,252,651**	–
		4,684,989	305,142

Notes:

(a) The distributions mainly represents payments made by the Group on behalf of certain companies engaging in the Retained BOT Projects which had been carved-out and treated as deemed distributions pursuant to the Restructuring as set out in note 1 to the financial statements.

(b) Certain operating assets and liabilities historically associated with the Predecessor Operations include certain buildings and prepaid land lease payments that do not have perfected titles and ownership certificates, and the supplementary defined benefits of retirees together with the related deferred tax assets which were integral to the Predecessor Operations before the Restructuring. These operating assets and liabilities historically associated with the Predecessor Operations were retained by CRCCG by way of distributions to CRCCG and were not injected into the Company upon its incorporation on 5 November 2007.

(c) In accordance with the notice (財政部關於印發《企業公司制改建有關國有資本管理與財務處理的暫行規定》的通知) "Provisional Regulation Relating to Corporate Restructuring of Enterprises and Related Management of State-owned Capital and Financial Treatment" issued by the MOF (the English name of the notice is a direct translation of the Chinese name), which became effective on 27 August 2002, and pursuant to the Restructuring, the Company is required to make a distribution to CRCCG after its incorporation, which represents an amount equal to the profit attributable to the equity holder of the Company, as determined based on the audited consolidated financial statements prepared in accordance with the New PRC GAAP, generated during the period from 31 December 2006 (date of the Restructuring) to 30 November 2007 by the Core Operations contributed to the Group by CRCCG, after effecting the relevant necessary adjustments.

(d) The other distribution represents an amount due from the ultimate holding company included in prepayments, deposits and other receivables which had been carved-out and treated as a deemed distribution during the year (2006: Nil) (note 28).

13. DISTRIBUTIONS *(CONTINUED)*

The rates of distribution and the number of shares ranking for distribution are not presented as such information is not meaningful for the purpose of these financial statements.

Following the Restructuring, the payment of future dividends will be determined by the Company's Board of Directors. The payment of the dividends will depend upon, inter alia, the future earnings, capital requirements and financial conditions and general business conditions of the Company. As the controlling shareholder, CRCCG will be able to influence the Company's dividend policy.

Cash dividends to shareholders in Hong Kong will be paid in Hong Kong dollars.

Following the incorporation of the Company, under the Company Law of the PRC and the Company's Articles of Association, net profit after tax as reported in the statutory financial statements prepared in accordance with the New PRC GAAP can only be distributed as dividends after allowances have been made for the following:

(i) Making up prior years' cumulative losses, if any.

(ii) Allocation to the statutory common reserve fund of at least 10% of net profit after tax, until the fund aggregates 50% of the Company's registered share capital. For the purpose of calculating the transfer to reserve, the profit after tax shall be the amount determined under the New PRC GAAP. The transfer to this reserve must be made before any distribution of dividends to the shareholders.

    The statutory common reserve fund can be used to offset previous years' losses, if any, and part of the statutory common reserve fund can be capitalised as the Company's share capital provided that the amount of the reserve remaining after the capitalisation shall not be less than 25% of the registered share capital of the Company.

(iii) Allocation to the discretionary common reserve if approved by the shareholders.

The above reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends.

After the listing of the Company's H Shares, in accordance with the Articles of Association of the Company, the net profit after tax of the Company for the purpose of dividends payment will be the lesser of (i) the net profit determined in accordance with the New PRC GAAP; and (ii) the net profit determined in accordance with IFRSs.

Prior to the incorporation of the Company on 5 November 2007, no profit appropriations to the aforesaid reserve funds were required.

14. EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDER OF THE COMPANY

The calculation of basic earnings per share amount for the year is based on the profit attributable to equity holder of the Company amounting to RMB2,300,770,000 (2006: RMB1,212,950,000) and the number of ordinary shares in issue on the assumption that the 8,000 million ordinary shares in issue upon the incorporation of the Company on 5 November 2007 had been in issue throughout the years ended 31 December 2007 and 2006.

No diluted earnings per share amount has been presented as the Company did not have any dilutive potential ordinary shares during the year (2006: Nil).

15. PROPERTY, PLANT AND EQUIPMENT

Group

	Buildings RMB'000	Machinery RMB'000	Vehicles RMB'000	Production equipment RMB'000	Measurement and experimental equipment RMB'000	Other equipment RMB'000	Construction in progress RMB'000	Total RMB'000
31 December 2007								
Cost:								
At 1 January 2007	6,696,193	8,687,845	3,680,105	1,650,312	798,594	2,628,902	564,844	24,706,795
Additions	441,200	2,321,727	1,202,342	1,061,806	270,712	840,518	1,765,185	7,903,490
Transfer from construction in progress	136,732	418,180	5,276	8,232	4,174	15,977	(588,571)	–
Transfer to prepaid land lease payments *(note 16)*	–	–	–	–	–	–	(5,702)	(5,702)
Disposals	(185,531)	(955,154)	(414,631)	(272,426)	(169,051)	(547,532)	–	(2,544,325)
Distributions to CRCCG pursuant to the Restructuring *(note 13)*	(1,785,456)	–	–	–	–	–	(23,667)	(1,809,123)
Disposal of a subsidiary *(note 40 (a))*	(53,616)	–	(1,442)	–	–	(571)	(375,219)	(430,848)
At 31 December 2007	5,249,522	10,472,598	4,471,650	2,447,924	904,429	2,937,294	1,336,870	27,820,287
Accumulated depreciation and impairment:								
At 1 January 2007	(2,152,277)	(3,757,019)	(2,101,116)	(744,884)	(412,872)	(1,371,935)	(550)	(10,540,653)
Impairment for the year # *(note 7)*	–	(4,739)	–	–	–	(46)	–	(4,785)
Depreciation charge for the year *(note 7)*	(295,876)	(1,186,361)	(779,820)	(326,123)	(153,039)	(664,389)	–	(3,405,608)
Disposals	113,064	572,835	240,862	105,704	57,291	339,343	–	1,429,099
Distributions to CRCCG pursuant to the Restructuring *(note 13)*	697,860	–	–	–	–	–	–	697,860
Disposal of a subsidiary *(note 40 (a))*	1,050	–	386	–	–	321	–	1,757
At 31 December 2007	(1,636,179)	(4,375,284)	(2,639,688)	(965,303)	(508,620)	(1,696,706)	(550)	(11,822,330)
Net carrying amount:								
At 31 December 2007	3,613,343	6,097,314	1,831,962	1,482,621	395,809	1,240,588	1,336,320	15,997,957
At 31 December 2006	4,543,916	4,930,826	1,578,989	905,428	385,722	1,256,967	564,294	14,166,142

15. PROPERTY, PLANT AND EQUIPMENT *(CONTINUED)*

Group *(continued)*

	Buildings RMB'000	Machinery RMB'000	Vehicles RMB'000	Production equipment RMB'000	Measurement and experimental equipment RMB'000	Other equipment RMB'000	Construction in progress RMB'000	Total RMB'000
31 December 2006								
Cost:								
At 1 January 2006	6,290,578	6,751,278	3,192,912	1,446,541	664,117	1,908,738	641,937	20,896,101
Additions	627,970	2,579,797	806,739	322,419	197,948	984,836	626,596	6,146,305
Transfer from construction in progress	572,212	90,633	385	18,791	3,018	18,650	(703,689)	–
Disposals	(794,567)	(733,863)	(319,931)	(137,439)	(66,489)	(283,322)	–	(2,335,611)
At 31 December 2006	6,696,193	8,687,845	3,680,105	1,650,312	798,594	2,628,902	564,844	24,706,795
Accumulated depreciation and impairment:								
At 1 January 2006	(2,198,705)	(3,287,494)	(1,835,795)	(674,015)	(372,468)	(1,053,344)	–	(9,421,821)
Impairment for the year # *(note 7)*	(16,238)	(69,869)	(465)	–	(1,887)	(2,256)	(550)	(91,265)
Depreciation charge for the year *(note 7)*	(208,686)	(861,273)	(552,946)	(149,432)	(94,959)	(496,876)	–	(2,364,172)
Disposals	271,352	461,617	288,090	78,563	56,442	180,541	–	1,336,605
At 31 December 2006	(2,152,277)	(3,757,019)	(2,101,116)	(744,884)	(412,872)	(1,371,935)	(550)	(10,540,653)
Net carrying amount:								
At 31 December 2006	4,543,916	4,930,826	1,578,989	905,428	385,722	1,256,967	564,294	14,166,142
At 31 December 2005	4,091,873	3,463,784	1,357,117	772,526	291,649	855,394	641,937	11,474,280

Impairment losses of approximately RMB4,785,000 (2006: RMB91,265,000) were recognised in the consolidated income statement for the year, which mainly represented the write-down of certain items of machinery in the construction operations segment to their recoverable amounts.

15. PROPERTY, PLANT AND EQUIPMENT *(CONTINUED)*

Company

	Buildings *RMB'000*	Vehicles *RMB'000*	Production equipment *RMB'000*	Other equipment *RMB'000*	Total *RMB'000*
Cost:					
Injection to the Company upon its incorporation	2,389	16,969	2,026	14,360	35,744
Additions	–	450	–	5,599	6,049
Disposals	–	(264)	–	(14)	(278)
At 31 December 2007	2,389	17,155	2,026	19,945	41,515
Accumulated depreciation:					
Depreciation charge for the period	(10)	(823)	(79)	(288)	(1,200)
Disposals	–	–	–	12	12
At 31 December 2007	(10)	(823)	(79)	(276)	(1,188)
Net carrying amount:					
At 31 December 2007	2,379	16,332	1,947	19,669	40,327

Certain of the Group's interest-bearing bank and other borrowings were secured by certain of the Group's buildings and machinery, which had an aggregate net carrying amount of approximately RMB203,714,000 (2006: RMB459,487,000) as at 31 December 2007 (note 33).

The net carrying amount of the Group's property, plant and equipment held under finance leases included in the total amount of machinery amounted to RMB171,113,000 (2006: RMB145,852,000) as at 31 December 2007 (note 34).

As at 31 December 2007, the Group was in the process of applying for the title certificates of certain of its buildings with an aggregate net carrying amount of approximately RMB53,718,000. After consulting the legal advisor of the Company, the Directors are of the view that the Group is entitled to lawfully and validly occupy and use the above-mentioned buildings. The Directors are also of the opinion that the aforesaid matter will not have any significant impact on the Group's financial position as at 31 December 2007.

16. PREPAID LAND LEASE PAYMENTS

	Group	
	2007	2006
	RMB'000	*RMB'000*
Carrying amount at beginning of the year	**1,470,069**	1,323,484
Additions	**590,433**	215,371
Injection by CRCCG pursuant to the Restructuring *(note 40 (b))*	**3,074,967**	–
Transfer from construction in progress *(note 15)*	**5,702**	–
Disposals	**(69,629)**	(27,635)
Amortisation for the year *(note 7)*	**(45,041)**	(25,857)
Impairment for the year *(note 7)*	**–**	(15,294)
Distributions to CRCCG pursuant to the Restructuring *(note 13)*	**(229,087)**	–
Carrying amount at end of the year	**4,797,414**	1,470,069
Portion classified as current assets	**(101,901)**	(28,823)
Non-current portion	**4,695,513**	1,441,246

The carrying amount of the Group's prepaid land lease payments represents land use rights in the PRC which are held under the following lease terms:

	Group	
	2007	2006
	RMB'000	*RMB'000*
Lease term, at carrying amount:		
Long term leases of not less than 50 years	**61,596**	43,038
Medium term leases of less than 50 years but not less than 10 years	**4,718,828**	1,417,428
Short term leases of less than 10 years	**16,990**	9,603
	4,797,414	1,470,069

Certain of the Group's interest-bearing bank and other borrowings were secured by the Group's prepaid land lease payments, which had an aggregate carrying amount of approximately RMB48,753,000 (2006: RMB30,120,000) as at 31 December 2007 (note 33).

As at 31 December 2007, the Group was in the process of applying for the title certificates of certain of its land use rights in the PRC with an aggregate carrying amount of approximately RMB153,449,000. After consulting the legal advisor of the Company, the Directors are of the view that the Group is entitled to lawfully and validly occupy and use the above-mentioned land use rights. The Directors are also of the opinion that the aforesaid matter will not have any significant impact on the Group's financial position as at 31 December 2007.

17. INTANGIBLE ASSETS

Group

	Concession assets RMB'000	Computer software RMB'000	Others RMB'000	Total RMB'000
31 December 2007				
Cost:				
At 1 January 2007	321,292	37,506	17,961	376,759
Additions	815,289	5,727	7,093	828,109
Disposals	—	(9,938)	(4,630)	(14,568)
At 31 December 2007	1,136,581	33,295	20,424	1,190,300
Accumulated amortisation and impairment:				
At 1 January 2007	(11,885)	(13,639)	(12,385)	(37,909)
Impairment for the year *(note 7)*	—	(508)	—	(508)
Amortisation for the year *(note 7)*	(7,130)	(8,510)	(7,550)	(23,190)
Disposals	—	2,880	969	3,849
At 31 December 2007	(19,015)	(19,777)	(18,966)	(57,758)
Net carrying amount:				
At 31 December 2007	1,117,566	13,518	1,458	1,132,542
At 31 December 2006	309,407	23,867	5,576	338,850
31 December 2006				
Cost:				
At 1 January 2006	121,222	24,754	17,622	163,598
Additions	200,070	13,579	968	214,617
Disposals	—	(827)	(629)	(1,456)
At 31 December 2006	321,292	37,506	17,961	376,759
Accumulated amortisation and impairment:				
At 1 January 2006	(4,898)	(5,334)	(11,267)	(21,499)
Amortisation for the year *(note 7)*	(6,987)	(8,356)	(1,118)	(16,461)
Disposals	—	51	—	51
At 31 December 2006	(11,885)	(13,639)	(12,385)	(37,909)
Net carrying amount:				
At 31 December 2006	309,407	23,867	5,576	338,850
At 31 December 2005	116,324	19,420	6,355	142,099

Certain of the Group's interest-bearing bank and other borrowings were secured by certain of the Group's intangible assets, which had an aggregate carrying amount of approximately RMB198,412,000 (2006: Nil) as at 31 December 2007 (note 33).

18. INVESTMENTS IN SUBSIDIARIES

	Company 2007 RMB'000
Unlisted investments, at cost	11,938,895

Particulars of the principal subsidiaries of the Company are as follows:

Company name	Place and date of incorporation/ registration and operations	Issued and fully paid-up/ registered capital '000	Percentage of equity interest attributable to the Company Direct	Indirect	Principal activities
Subsidiaries					
中國土木工程集團有限公司 China Civil Engineering Construction Ltd.	The PRC 1 June 1979	RMB610,000	100	–	Construction
中鐵十一局集團有限公司 China Railway 11th Bureau Group Co., Ltd.	The PRC 1 August 2001	RMB500,000	100	–	Construction
中鐵十二局集團有限公司 China Railway 12th Bureau Group Co., Ltd.	The PRC 12 May 1986	RMB460,680	100	–	Construction
中鐵十三局集團有限公司 China Railway 13th Bureau Group Co., Ltd.	The PRC 6 June 2001	RMB444,810	100	–	Construction
中鐵十四局集團有限公司 China Railway 14th Bureau Group Co., Ltd.	The PRC 12 October 1986	RMB510,000	100	–	Construction
中鐵十五局集團有限公司 China Railway 15th Bureau Group Co., Ltd.	The PRC 2 April 2001	RMB517,210	100	–	Construction
中鐵十六局集團有限公司 China Railway 16th Bureau Group Co., Ltd.	The PRC 1 August 1995	RMB468,300	100	–	Construction
中鐵十七局集團有限公司 China Railway 17th Bureau Group Co., Ltd.	The PRC 2 February 1985	RMB444,210	100	–	Construction
中鐵十八局集團有限公司 China Railway 18th Bureau Group Co., Ltd.	The PRC 18 April 2001	RMB530,000	100	–	Construction
中鐵十九局集團有限公司 China Railway 19th Bureau Group Co., Ltd.	The PRC 26 December 2001	RMB495,460	100	–	Construction
中鐵二十局集團有限公司 China Railway 20th Bureau Group Co., Ltd.	The PRC 1 December 1993	RMB510,000	100	–	Construction

18. INVESTMENTS IN SUBSIDIARIES *(CONTINUED)*

Company name	Place and date of incorporation/ registration and operations	Issued and fully paid-up/ registered capital '000	Percentage of equity interest attributable to the Company Direct	Indirect	Principal activities
Subsidiaries *(continued)*					
中鐵二十一局集團有限公司 China Railway 21st Bureau Group Co., Ltd.	The PRC 16 March 2004	RMB350,000	100	–	Construction
中鐵二十二局集團有限公司 China Railway 22nd Bureau Group Co., Ltd.	The PRC 3 March 2004	RMB326,000	100	–	Construction
中鐵二十三局集團有限公司 China Railway 23rd Bureau Group Co., Ltd.	The PRC 11 June 2002	RMB300,000	100	–	Construction
中鐵二十四局集團有限公司 China Railway 24th Bureau Group Co., Ltd.	The PRC 4 March 2004	RMB353,244	100	–	Construction
中鐵二十五局集團有限公司 China Railway 25th Bureau Group Co., Ltd.	The PRC 14 March 2004	RMB310,720	100	–	Construction
中鐵建設集團有限公司 China Railway Construction Group Ltd.	The PRC 1 August 1979	RMB300,000	100	–	Construction
中鐵建電氣化局集團有限公司 China Railway Electrification Bureau (Group) Co., Ltd.	The PRC 1 December 2005	RMB110,000	100	–	Construction
中鐵房地產集團有限公司 China Railway Real Estate Group Co., Ltd.	The PRC 20 April 2007	RMB500,000	40	60	Real estate development
中鐵第一勘察設計院集團有限公司 China Railway First Survey and Design Institute Group Co., Ltd.	The PRC 31 December 1992	RMB150,000	100	–	Survey, design and consultancy
中鐵第四勘察設計院集團有限公司 China Railway Fourth Survey and Design Institute Group Co., Ltd.	The PRC 28 May 2001	RMB150,000	100	–	Survey, design and consultancy

18. INVESTMENTS IN SUBSIDIARIES *(CONTINUED)*

Company name	Place and date of incorporation/ registration and operations	Issued and fully paid-up/ registered capital *'000*	Percentage of equity interest attributable to the Company *Direct*	*Indirect*	Principal activities
Subsidiaries *(continued)*					
中鐵第五勘察設計院集團有限公司 China Railway Fifth Survey and Design Institute Group Co., Ltd.	The PRC 28 December 2001	RMB105,000	100	–	Survey, design and consultancy
中鐵上海設計院集團有限公司 China Railway Shanghai Design Institute Group Co., Ltd.	The PRC 10 December 1992	RMB80,000	100	–	Survey, design and consultancy
中鐵物資集團有限公司 China Railway Goods and Materials Co., Ltd.	The PRC 4 June 1992	RMB81,296	100	–	Trading of construction materials
昆明中鐵大型養路機械集團有限公司 Kunming China Railway Large Road Maintenance Machinery Co., Ltd.	The PRC 29 August 1992	RMB187,984	100	–	Manufacturing of large track maintenance machinery
中鐵軌道系統集團有限公司 China Railway Rail System Group Co., Ltd.	The PRC 23 November 2006	RMB300,000	51	49	Manufacturing of railway track systems
北京鐵城建設監理有限責任公司 Beijing Tiecheng Construction Supervision Co., Ltd.	The PRC 11 November 1998	RMB1,001	80.02	19.98	Construction management and supervision
中國鐵道建設(香港)有限公司 China Railway Construction (HK) Limited	Hong Kong 19 November 2005	HK$6,000	100	–	Construction management

The English names of certain companies above represent the best efforts of the management of the Company in directly translating the Chinese names of these companies as no English names have been registered.

All the above subsidiaries are limited liability companies.

The above table lists the subsidiaries of the Group which, in the opinion of the Directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group as at 31 December 2007. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

19. INTERESTS IN JOINTLY-CONTROLLED ENTITIES

	Group		Company
	2007	2006	2007
	RMB'000	RMB'000	RMB'000
Unlisted investments, at cost	–	–	62,580
Share of net assets	71,814	68,381	–
	71,814	68,381	62,580

Particulars of the principal jointly-controlled entities of the Group are as follows:

Company name	Place and date of incorporation/ registration and operations	Issued and fully paid-up/ registered capital '000	Percentage of equity interest attributable to the Company Direct	Indirect	Principal activities
HK ACE Joint Venture	Hong Kong 2 June 1999	–	25	–	Construction
新華錦集團青島錦源房地產開發有限公司 Xinhuajin Group Qingdao Jinyuan Real Estate Development Limited	The PRC 27 February 2003	RMB10,000	–	49	Real estate development
湖北萬佳房地產開發有限公司 Hubei Wanjia Real Estate Development Limited	The PRC 31 October 2002	RMB10,000	–	40	Real estate development
Chun Wo – Henryvicy – CRCC – Queensland Rail Joint Venture	Hong Kong 11 March 1999	–	20	–	Construction
Chun Wo – Henryvicy – CRCC Joint Venture	Hong Kong 7 September 2000	–	25	–	Construction

The English names of certain companies above represent the best efforts of the management of the Company in directly translating the Chinese names of these companies as no English names have been registered.

The above table lists the jointly-controlled entities of the Group which, in the opinion of the Directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group as at 31 December 2007. To give details of other jointly-controlled entities would, in the opinion of the Directors, result in particulars of excessive length.

19. INTERESTS IN JOINTLY-CONTROLLED ENTITIES *(CONTINUED)*

The following tables illustrate the summarised financial information of the Group's jointly-controlled entities:

	Group	
	2007	2006
	RMB'000	*RMB'000*
Share of the jointly-controlled entities' assets and liabilities:		
Current assets	**282,658**	220,470
Non-current assets	**1,363**	3,371
Current liabilities	**(163,138)**	(155,182)
Non-current liabilities	**(49,069)**	(278)
Net assets	**71,814**	68,381
Share of the jointly-controlled entities' results:		
Revenue	**51,705**	41,242
Other income	**11,293**	11,598
	62,998	52,840
Total expenses	**(47,843)**	(20,708)
Tax	**(531)**	(6,597)
Profit after tax	**14,624**	25,535

20. INTERESTS IN ASSOCIATES

	Group	
	2007	2006
	RMB'000	*RMB'000*
Share of net assets	**258,822**	371,545
Provision for impairment	**(1,851)**	(5,810)
	256,971	365,735

20. INTERESTS IN ASSOCIATES *(CONTINUED)*

Particulars of the principal associates of the Group are as follows:

Company name	Place and date of incorporation/ registration and operations	Issued and fully paid-up/ registered capital '000	Percentage of equity interest attributable to the Company Direct	Indirect	Principal activities
蛇口興華實業股份有限公司 Shekou Xinghua Enterprise Co., Ltd.	The PRC 19 November 1983	RMB46,377	–	33	Real estate development
北京中鐵建協工程技術諮詢有限公司 Beijing China Railway Jianxie Engineering & Technology Consultation Co., Ltd.	The PRC 15 April 2001	RMB5,000	–	49	Technology consultancy
上海先科橋樑隧道檢測加固工程技術有限公司 Shanghai Xianke Bridge and Tunnel Inspection Engineering Technology Co., Ltd.	The PRC 1 November 2005	RMB4,000	–	48	Bridge inspection
中鐵交通國際工程技術有限公司 China Railway Communications International Engineering and Technology Group Corporation	The PRC 11 March 2007	RMB200,000	–	35	Survey, design and consultancy
武漢貝通科技有限公司 Wuhan Bell Telecom Hi-tech Co., Ltd.	The PRC 25 July 2000	RMB500	–	34	Manufacture and sale of microelectronics products and equipment
北京中鐵節能公司 Beijing China Railway Power Saving Co., Ltd.	The PRC 10 September 2002	RMB8,050	–	23	Technology development and consultancy

The English names of certain companies above represent the best efforts of the management of the Company in directly translating the Chinese names of these companies as no English names have been registered.

The above table lists the associates of the Group which, in the opinion of the Directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group as at 31 December 2007. To give details of other associates would, in the opinion of the Directors, result in particulars of excessive length.

The following tables illustrate the summarised financial information of the Group's associates extracted from their audited financial statements or management accounts:

	Group	
	2007	2006
	RMB'000	*RMB'000*
Aggregate of associates' financial position:		
Assets	**1,915,087**	2,284,456
Liabilities	**1,292,976**	1,346,608
Aggregate of associates' results:		
Revenue	**1,040,576**	902,048
Profit	**46,888**	962

21. HELD-TO-MATURITY INVESTMENTS

	Group	
	2007	2006
	RMB'000	*RMB'000*
Debt investments:		
– Listed in Mainland China	**6,858**	7,447
– Unlisted	**36,500**	316,724
	43,358	324,171
Portion classified as current assets	**(25,000)**	(305,038)
Non-current portion	**18,358**	19,133
Held-to-maturity investments are analysed, by issuer, as follows:		
– Central government and central bank	**2,059**	2,167
– Corporate entities	**41,299**	322,004
	43,358	324,171

Movements in the provision for impairment of held-to-maturity investments are as follows:

	Group	
	2007	2006
	RMB'000	*RMB'000*
At beginning of the year	**–**	500
Written off	**–**	(500)
At end of the year	**–**	–

During the year, the effective interest rates of the held-to-maturity investments ranged from 4.0% to 5.3% (2006: 4.0% to 5.3%) per annum. The carrying amounts of the held-to-maturity investments approximate their fair values.

22. AVAILABLE-FOR-SALE INVESTMENTS

	Group		Company
	2007	2006	**2007**
	RMB'000	*RMB'000*	***RMB'000***
Listed equity investments in Mainland China, at fair value	**330,684**	6,654	**155,788**
Unlisted equity investments, at cost	**551,931**	547,159	**91,179**
Provision for impairment	**(12,461)**	(18,432)	**–**
	539,470	528,727	**91,179**
Listed bond investments in Mainland China, at fair value	**2,264**	2,430	**–**
	872,418	537,811	**246,967**

22. AVAILABLE-FOR-SALE INVESTMENTS *(CONTINUED)*

The unlisted equity investments are equity securities issued by private entities established in the PRC. They are measured at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the Directors are of the opinion that their fair values cannot be measured reliably. The Group does not intend to dispose of them in the near future.

	Group		Company
	2007	2006	**2007**
	RMB'000	*RMB'000*	***RMB'000***
Available-for-sale investments are analysed, by issuer, as follows:			
— Central government and central bank	**2,062**	2,430	**—**
— Banks and other financial institutions	**263,118**	50,442	**155,788**
— Corporate entities	**607,238**	484,939	**91,179**
	872,418	537,811	**246,967**

Movements in the provision for impairment of available-for-sale investments are as follows:

	Group	
	2007	2006
	RMB'000	*RMB'000*
At beginning of the year	**18,432**	18,572
Impairment for the year *(note 7)*	**4,035**	951
Written off	**(10,006)**	(1,091)
At end of the year	**12,461**	18,432

The gross gain of the Group's available-for-sale investments recognised directly in its equity amounted to RMB269,628,000 (2006: Nil) for the year.

The gross gain of the Company's available-for-sale investments recognised in its equity amounted to RMB47,380,000 for the period from 5 November 2007 (date of incorporation of the Company) to 31 December 2007 (note 39 (b)).

The fair values of the listed equity and bond investments are based on quoted market prices.

23. DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

The movements in deferred tax assets and deferred tax liabilities during the year are as follows:

	Group		Company
	2007	2006	**2007**
	RMB'000	*RMB'000*	***RMB'000***
At beginning of the year/period, net	**3,292,051**	3,583,470	**–**
Injection to the Company upon its incorporation	**–**	–	**12,448**
Deferred tax charged to the income statements during the year/period *(note 11)*	**(519,754)**	(291,419)	**(1,621)**
Deferred tax charged to equity during the year/period:			
(i) Deferred tax assets on revaluation surplus arising from the Restructuring	**1,051,303**	–	**–**
(ii) Distribution of deferred tax assets arising from provision for supplementary pension subsidies to CRCCG pursuant to the Restructuring *(note 13)*	**(846,670)**	–	**–**
(iii) Deferred tax liabilities arising from changes in fair values of available-for-sale investments	**(31,688)**	–	**(11,845)**
At end of the year/period, net	**2,945,242**	3,292,051	**(1,018)**

The Group's and the Company's deferred tax assets and deferred tax liabilities are attributed to the following items, which are reflected in the balance sheets:

	Group		Company
	2007	2006	**2007**
	RMB'000	*RMB'000*	***RMB'000***
Deferred tax assets:			
Provisions for supplementary pension subsidies and early retirement benefits	**1,842,552**	3,395,518	**10,827**
Provision for impairment of assets	**142,718**	264,173	**–**
Provision for foreseeable losses on construction contracts	**50,761**	188,653	**–**
Tax losses available for offset against future taxable income	**42,655**	245	**–**
Accruals and provisions	**35,916**	69,894	**–**
Additional tax deduction on revaluation surplus arising from the Restructuring	**1,018,657**	–	**–**
Others	**6,977**	9,648	**–**
	3,140,236	3,928,131	**10,827**
Deferred tax liabilities:			
Recognition of revenue on construction contracts	**(163,306)**	(221,082)	**–**
Provision for staff welfare fund	**–**	(414,998)	**–**
Available-for-sale investments	**(31,688)**	–	**(11,845)**
	(194,994)	(636,080)	**(11,845)**
	2,945,242	3,292,051	**(1,018)**

23. DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES *(CONTINUED)*

As at 31 December 2007, deferred tax assets that had not been recognised in respect of tax losses of the Group arising in the PRC were RMB69,929,000 (2006: RMB56,535,000), which were available for a maximum of five years for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognised in respect of the tax losses as it is not considered probable that taxable profits will be available against which the tax losses can be utilised.

As at 31 December 2007, there was no significant unrecognised deferred tax liability for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries, jointly-controlled entities or associates as the Group has no liability to additional tax should such amounts be remitted (2006: Nil).

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

24. INVENTORIES

	Group		Company
	2007	2006	**2007**
	RMB'000	*RMB'000*	***RMB'000***
Raw materials	**4,493,410**	3,479,774	**3,778**
Work-in-progress	**706,233**	847,270	**–**
Finished goods	**787,859**	581,212	**–**
Spare parts	**2,039,387**	1,086,213	**–**
	8,026,889	5,994,469	**3,778**

As at 31 December 2007, certain of the Group's interest-bearing bank and other borrowings were secured by certain of the Group's inventories, which had an aggregate carrying amount of approximately RMB188,469,000 (2006: Nil) (note 33).

25. COMPLETED PROPERTIES HELD FOR SALE

	Group	
	2007	2006
	RMB'000	*RMB'000*
Cost	**429,807**	387,912
Provision for impairment	**(77,409)**	(91,508)
	352,398	296,404

26. CONSTRUCTION CONTRACTS

	Group		Company
	2007	2006	**2007**
	RMB'000	*RMB'000*	***RMB'000***
Gross amount due from contract customers for contract work	**35,928,314**	28,054,058	**1,138,383**
Gross amount due to contract customers for contract work	**(17,391,764)**	(14,408,867)	**–**
	18,536,550	13,645,191	**1,138,383**
Contract costs incurred plus recognised profits less recognised losses to date	**522,645,730**	356,352,731	**1,988,231**
Less: Progress billings received and receivable	**(504,109,180)**	(342,707,540)	**(849,848)**
	18,536,550	13,645,191	**1,138,383**

26. CONSTRUCTION CONTRACTS *(CONTINUED)*

The amounts due from the ultimate holding company, fellow subsidiaries and associate included in the gross amount due from contract customers for contract work are as follows:

	Group	
	2007	2006
	RMB'000	*RMB'000*
Ultimate holding company	**–**	4,261
Fellow subsidiaries	**61,072**	56,063
Associate	**–**	4,923
	61,072	65,247

The amounts due to fellow subsidiaries included in the gross amount due to contract customers for contract work are as follows:

	Group	
	2007	2006
	RMB'000	*RMB'000*
Fellow subsidiaries	**249,123**	11,021

The above amounts are unsecured, non-interest-bearing and repayable on similar credit terms to those offered to the major customers of the Group.

27. TRADE AND BILLS RECEIVABLES

The Group's major customers are the PRC government agencies and other state-owned enterprises. The majority of the Group's revenues are generated through construction projects and settlement is made in accordance with the terms specified in the contracts governing the relevant transactions. The Group does not have a standardised and universal credit period granted to the construction service customers. The credit period of individual construction service customers is considered on a case-by-case basis and set out in the construction contracts, as appropriate. For the sale of products, a credit period ranging from 30 to 90 days may be granted to large or long-established customers with good repayment history. Revenues from small, new or short term customers are normally expected to be settled shortly after the provision of services or delivery of goods. No credit period is set by the Group for small, new or short term customers. For retention money receivables in respect of construction work carried out by the Group, the due dates usually range from one to six years after the completion of the construction work. Trade and bills receivables are non-interest-bearing.

	Group		Company
	2007	2006	**2007**
	RMB'000	*RMB'000*	***RMB'000***
Bills receivables	**162,108**	150,071	**–**
Trade receivables	**26,521,634**	19,752,297	**4,247**
Retention money receivables	**5,232,386**	4,810,010	**7,496**
Provision for impairment	**(617,293)**	(711,253)	**–**
	31,298,835	24,001,125	**11,743**
Portion classified as current assets	**(30,265,003)**	(22,430,313)	**(11,743)**
Non-current portion	**1,033,832**	1,570,812	**–**

27. TRADE AND BILLS RECEIVABLES *(CONTINUED)*

An aged analysis of the Group's and the Company's trade and bills receivables, based on the invoice date and net of provision for impairment of trade receivables, as at the balance sheet date is as follows:

	Group		Company
	2007	2006	**2007**
	RMB'000	*RMB'000*	***RMB'000***
Within 6 months	**22,850,161**	14,056,279	**3,518**
6 months to 1 year	**4,678,012**	5,717,934	**–**
1 to 2 years	**2,376,177**	2,767,670	**–**
2 to 3 years	**909,552**	928,383	**8,225**
More than 3 years	**484,933**	530,859	**–**
	31,298,835	24,001,125	**11,743**

An aged analysis of the trade and bills receivables, that are neither individually nor collectively considered to be impaired, is as follows:

	Group		Company
	2007	2006	**2007**
	RMB'000	*RMB'000*	***RMB'000***
Neither past due nor impaired	**25,840,190**	17,681,936	**10,783**
Past due but not impaired:			
Less than 3 months past due	**552,478**	797,805	**–**
3 to 6 months past due	**253,318**	662,707	**–**
Over 6 months past due	**459,040**	819,734	**960**
	27,105,026	19,962,182	**11,743**

Receivables that were neither past due nor impaired relate to a large number of diversified customers for whom there was no recent history of default.

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, the Directors are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral or other credit enhancements over these balances.

Movements in the provision for impairment of trade receivables are as follows:

	Group	
	2007	2006
	RMB'000	*RMB'000*
At beginning of the year	**711,253**	668,569
Impairment/(reversal of impairment) for the year *(note 7)*	**(24,067)**	79,016
Written off	**(69,893)**	(36,332)
At end of the year	**617,293**	711,253

Included in the above provision for impairment of trade receivables is a provision for individually impaired trade receivables of RMB617,293,000 (2006: RMB711,253,000) with a carrying amount of RMB4,811,102,000 (2006: RMB4,750,196,000). The individually impaired trade receivables relate to customers that were in financial difficulties or customers that were in default or delinquency in payments and only a portion of the receivables is expected to be recovered. The Group does not hold any collateral or other credit enhancements over these balances.

27. TRADE AND BILLS RECEIVABLES *(CONTINUED)*

The amounts due from the ultimate holding company, fellow subsidiaries, jointly-controlled entities and associates included in the trade and bills receivables are as follows:

	Group	
	2007	2006
	RMB'000	*RMB'000*
Ultimate holding company	**—**	4,496
Fellow subsidiaries	**107,084**	78,421
Jointly-controlled entities	**4,321**	14,328
Associates	**46,709**	87,709
	158,114	184,954

The above amounts are unsecured and repayable on similar credit terms to those offered to the major customers of the Group. Except for an amount of RMB4,650,000 as at 31 December 2006 which is interest-bearing at a rate of 8.0% per annum, the above amounts are non-interest-bearing.

The weighted average effective interest rates on non-current trade and bills receivables are as follows:

	2007	2006
Effective interest rates	**6.9%**	6.0%

The weighted average effective interest rates are determined by reference to the prevailing commercial bank borrowing interest rates for unsecured bank loans with similar maturities.

The carrying amounts of the current trade and bills receivables approximate their fair values. In addition, as the non-current trade and bills receivables have been discounted based on the effective interest rates, the carrying amounts of the non-current trade and bills receivables approximate their fair values.

28. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	Group		Company
	2007	2006	**2007**
	RMB'000	*RMB'000*	***RMB'000***
Advances to suppliers	**13,375,754**	10,694,037	**2,163,802**
Prepayments	**98,902**	156,695	**—**
Deposits and other receivables*	**10,150,512**	10,734,683	**4,152,549**
	23,625,168	21,585,415	**6,316,351**
Portion classified as current assets	**(23,543,418)**	(21,524,630)	**(6,316,351)**
Non-current portion	**81,750**	60,785	**—**

* Deposits and other receivables mainly represent bidding bonds, performance bonds and various deposits required for the Group's business operations.

An aged analysis of the deposits and other receivables, that are neither individually nor collectively considered to be impaired, is as follows:

	Group		Company
	2007	2006	**2007**
	RMB'000	*RMB'000*	***RMB'000***
Neither past due nor impaired	**9,517,890**	10,015,018	**4,152,549**

Deposits and other receivables that were neither past due nor impaired relate to balances for which there was no recent history of default.

28. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES *(CONTINUED)*

Movements in the provision for impairment of deposits and other receivables are as follows:

	Group	
	2007	2006
	RMB'000	*RMB'000*
At beginning of the year	**298,726**	277,022
Impairment/(reversal of impairment) for the year *(note 7)*	**(20,944)**	42,614
Written off	**(68,119)**	(20,910)
At end of the year	**209,663**	298,726

Included in the above provision for impairment of deposits and other receivables is a provision for individually impaired deposits and other receivables of RMB209,663,000 (2006: RMB298,726,000) with a carrying amount of RMB842,285,000 (2006: RMB1,018,391,000). The individually impaired deposits and other receivables relate to debtors that were in financial difficulties or debtors that were in default or delinquency in payments and only a portion of the balances is expected to be recovered. The Group does not hold any collateral or other credit enhancements over these balances.

The amounts due from the ultimate holding company, fellow subsidiaries, jointly-controlled entities, associates and subsidiaries included in the above are as follows:

	Group		Company
	2007	2006	**2007**
	RMB'000	*RMB'000*	***RMB'000***
Ultimate holding company	–	1,434,405	**351,136**
Fellow subsidiaries	–	106,688	–
Jointly-controlled entities	**387,925**	126,136	–
Associates	**415,221**	11,580	–
Subsidiaries	–	–	**4,801,939**
	803,146	1,678,809	**5,153,075**

The above amounts are unsecured, non-interest-bearing and have no fixed terms of repayment.

During the year, an amount due from the ultimate holding company included in prepayments, deposits and other receivables of RMB2,252,651,000 (2006: Nil) had been carved-out and treated as deemed distribution (note 13).

The weighted average effective interest rates on non-current deposits and other receivables are as follows:

	2007	2006
Effective interest rates	**6.9%**	6.0%

The weighted average effective interest rates are determined by reference to the prevailing commercial bank borrowing interest rates for unsecured bank loans with similar maturities.

The carrying amounts of the current deposits and other receivables approximate their fair values. In addition, as the non-current deposits and other receivables have been discounted based on the effective interest rates, the carrying amounts of the non-current deposits and other receivables approximate their fair values.

29. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	Group		Company
	2007	2006	**2007**
	RMB'000	*RMB'000*	***RMB'000***
Bond investments:			
— Listed in Mainland China, at market value	**800**	800	**–**
Equity investments:			
— Listed in Mainland China, at market value	**124,331**	64,427	**123,798**
	125,131	65,227	**123,798**
Financial assets at fair value through profit or loss are analysed, by issuer, as follows:			
— Central government and central bank	**800**	800	**–**
— Banks and other financial institutions	**5,207**	–	**5,207**
— Corporate entities	**119,124**	64,427	**118,591**
	125,131	65,227	**123,798**

30. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS

	Group		Company
	2007	2006	**2007**
	RMB'000	*RMB'000*	***RMB'000***
Cash and bank balances	**23,971,215**	18,537,051	**2,015,928**
Time deposits	**3,517,079**	3,232,060	**40,000**
	27,488,294	21,769,111	**2,055,928**
Less: Pledged bank balances for			
— Bills payable *(note 31)*	**(597,111)**	(336,234)	**–**
— Projects bidding	**(681,031)**	(452,031)	**–**
Less: Pledged time deposits for			
— Bank loans *(note 33)*	**(20,000)**	–	**–**
— Bank loan of an associate *(note 43)*	**–**	(20,000)	**–**
	(1,298,142)	(808,265)	**–**
Cash and cash equivalents in the balance sheets	**26,190,152**	20,960,846	**2,055,928**
Less: Non-pledged time deposits with original maturity of three months or more when acquired	**(3,001,661)**	(2,587,211)	
Cash and cash equivalents in the consolidated cash flow statement	**23,188,491**	18,373,635	
Cash and bank balances and time deposits denominated in:			
— RMB	**24,781,758**	20,288,033	**1,889,019**
— United States dollars	**1,187,778**	852,257	**134,432**
— Other currencies	**1,518,758**	628,821	**32,477**
	27,488,294	21,769,111	**2,055,928**

30. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS *(CONTINUED)*

The RMB is not freely convertible into other currencies. However, under Mainland China's prevailing rules and regulations over foreign exchange, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short term time deposits are made for varying periods of between three months to one year, and earn interest at the respective time deposit rates. The bank balances and pledged deposits are deposited with creditworthy banks with no recent history of default. The carrying amounts of cash and cash equivalents and pledged deposits in the balance sheets approximate their fair values.

31. TRADE AND BILLS PAYABLES

Trade and bills payables are non-interest-bearing and are normally settled between 60 and 180 days. For retention money payables in respect of construction work carried out by the Group, the due dates usually range from one to six years after the completion of the construction work.

	Group		Company
	2007	2006	**2007**
	RMB'000	*RMB'000*	***RMB'000***
Trade and bills payables	**45,418,021**	38,250,699	**241,102**
Portion classified as current liabilities	**(44,676,793)**	(37,512,875)	**(241,102)**
Non-current portion	**741,228**	737,824	**–**

An aged analysis of the Group's and the Company's trade and bills payables, based on the invoice date, as at the balance sheet date is as follows:

	Group		Company
	2007	2006	**2007**
	RMB'000	*RMB'000*	***RMB'000***
Within 6 months	**34,658,770**	24,344,581	**199,889**
6 months to 1 year	**7,351,934**	9,008,652	**31,709**
1 to 2 years	**1,893,723**	3,026,302	**9,504**
2 to 3 years	**933,849**	1,362,828	**–**
More than 3 years	**579,745**	508,336	**–**
	45,418,021	38,250,699	**241,102**

The amounts due to fellow subsidiaries, associates and subsidiaries included in trade and bills payables are as follows:

	Group		Company
	2007	2006	**2007**
	RMB'000	*RMB'000*	***RMB'000***
Fellow subsidiaries	**14,846**	–	**–**
Associates	**100,401**	5,907	**–**
Subsidiaries	**–**	–	**29,678**
	115,247	5,907	**29,678**

The above amounts are unsecured, non-interest-bearing and repayable on similar credit terms to those offered by the fellow subsidiaries, associates and subsidiaries to their major customers.

31. TRADE AND BILLS PAYABLES *(CONTINUED)*

The weighted average effective interest rates on non-current trade and bills payables are as follows:

	2007	2006
Effective interest rates	**6.9%**	6.0%

The weighted average effective interest rates are determined by reference to the prevailing commercial bank borrowing interest rates for unsecured bank loans with similar maturities.

The carrying amounts of the current trade and bills payables approximate their fair values. In addition, as the non-current trade and bills payables have been discounted based on the effective interest rates, the carrying amounts of the non-current trade and bills payables approximate their fair values.

The Group's bills payable were secured by pledged bank balances of approximately RMB597,111,000 (2006: RMB336,234,000) as at 31 December 2007 (note 30).

32. OTHER PAYABLES AND ACCRUALS

	Group		Company
	2007	2006	**2007**
	RMB'000	*RMB'000*	***RMB'000***
Advances from customers	**32,624,866**	22,023,154	**1,720,748**
Accrued salaries, wages and benefits	**4,735,751**	4,167,963	**32,998**
Other taxes payable	**1,725,087**	1,785,944	**–**
Current portion of deferred revenue *(note 36)*	**18,079**	14,079	**–**
Others*	**14,478,468**	10,332,633	**2,211,459**
	53,582,251	38,323,773	**3,965,205**
Portion classified as current liabilities	**(53,199,850)**	(38,048,543)	**(3,506,927)**
Non-current portion	**382,401**	275,230	**458,278**

* Others mainly represent payables to sub-contractors for payments made on behalf of the Group, deposits and performance bonds received from sub-contractors, payables for the purchase of machinery and equipment and payables for repair and maintenance expenses.

The amounts due to the ultimate holding company, fellow subsidiaries, jointly-controlled entities, associates and subsidiaries included in other payables and accruals are as follows:

	Group		Company
	2007	2006	**2007**
	RMB'000	*RMB'000*	***RMB'000***
Ultimate holding company	**1,042,537**	179,841	**–**
Fellow subsidiaries	**370,598**	352,929	**–**
Jointly-controlled entities	**152,227**	59,750	**58,055**
Associates	**80,535**	237	**–**
Subsidiaries	**–**	–	**1,388,010**
	1,645,897	592,757	**1,446,065**

The above amounts are unsecured, non-interest-bearing and have no fixed terms of repayment.

Subsequent to 31 December 2007, the balances with the ultimate holding company and fellow subsidiaries which are non-trade in nature as at 31 December 2007 have been settled.

32. OTHER PAYABLES AND ACCRUALS *(CONTINUED)*

The weighted average effective interest rates on non-current other payables are as follows:

	2007	2006
Effective interest rates	**6.9%**	6.0%

The weighted average effective interest rates are determined by reference to the prevailing commercial bank borrowing interest rates for unsecured bank loans with similar maturities.

The carrying amounts of the current other payables approximate their fair values. In addition, as the non-current other payables have been discounted based on the effective interest rates, the carrying amounts of the non-current other payables approximate their fair values.

33. INTEREST-BEARING BANK AND OTHER BORROWINGS

	Effective interest rate *(%)*	**Maturity**	**Group** **2007** ***RMB'000***	Group 2006 *RMB'000*	**Company** **2007** ***RMB'000***
Current					
Finance lease payables *(note 34)*	7.7-12.9	2008	**79,431**	48,532	–
Short term bank loans:					
– unsecured	4.0-9.8	2008	**16,434,823**	11,245,274	**4,115,574**
– secured	4.8-9.3	2008	**386,880**	173,550	**–**
Short term other loans:					
– unsecured	3.8-7.3	2008	**749,956**	238,903	–
Short term corporate bonds:					
– unsecured	3.8-4.0	2008	**2,013,057**	–	**2,013,057**
Current portion of long term bank loans:					
– unsecured	0.8-7.6	2008	**797,484**	738,990	**60,000**
– secured	6.1-7.8	2008	**301,500**	–	–
Current portion of long term other loans:					
– unsecured	13.3	2008	**3,276**	69,432	**–**
			20,766,407	12,514,681	**6,188,631**
Non-current					
Finance lease payables *(note 34)*	7.7-12.9	2009-2010	**87,989**	93,271	**–**
Long term bank loans:					
– unsecured	0.8-10.8	2009-2024	**4,747,173**	4,537,134	**2,043,865**
– secured	6.1-11.7	2009-2017	**293,944**	92,034	**–**
Long term other loans:					
– unsecured	7.0	2009	**67,630**	3,276	**–**
			5,196,736	4,725,715	**2,043,865**
			25,963,143	17,240,396	**8,232,496**

33. INTEREST-BEARING BANK AND OTHER BORROWINGS *(CONTINUED)*

	Group		Company
	2007	2006	**2007**
	RMB'000	*RMB'000*	***RMB'000***
Interest-bearing bank and other borrowings denominated in:			
– RMB	**25,106,536**	16,923,461	**7,488,144**
– Euros	**741,010**	316,935	**628,778**
– United States dollars	**115,597**	–	**115,574**
	25,963,143	17,240,396	**8,232,496**

The maturity profile of the interest-bearing bank and other borrowings as at the balance sheet date is as follows:

	Group		Company
	2007	2006	**2007**
	RMB'000	*RMB'000*	***RMB'000***
Analysed into:			
Bank loans repayable:			
Within one year	**17,920,687**	12,157,814	**4,175,574**
In the second year	**1,308,019**	1,541,102	**80,751**
In the third to fifth years, inclusive	**2,238,141**	1,809,844	**1,291,561**
Beyond five years	**1,494,957**	1,278,222	**671,553**
	22,961,804	16,786,982	**6,219,439**
Other borrowings (including finance lease payables) repayable:			
Within one year	**832,663**	356,867	**–**
In the second year	**142,942**	53,904	**–**
In the third to fifth years, inclusive	**12,677**	42,643	**–**
	988,282	453,414	**–**
Corporate bonds repayable:			
Within one year	**2,013,057**	–	**2,013,057**
	25,963,143	17,240,396	**8,232,496**

The above secured bank loans were secured by certain assets and their carrying values are as follows:

	Group	
	2007	2006
	RMB'000	*RMB'000*
Property, plant and equipment *(note 15)*	**203,714**	459,487
Prepaid land lease payments *(note 16)*	**48,753**	30,120
Intangible assets *(note 17)*	**198,412**	–
Properties under development	**700,894**	–
Inventories *(note 24)*	**188,469**	–
Time deposits *(note 30)*	**20,000**	–

Certain interest-bearing bank and other borrowings of the subsidiaries in the aggregate amount of approximately RMB3,561 million, which were guaranteed by the ultimate holding company as at 31 December 2006 (note 43(a)(iv)), were released and replaced by corporate guarantees executed by the Company after its incorporation.

33. INTEREST-BEARING BANK AND OTHER BORROWINGS *(CONTINUED)*

Certain interest-bearing bank and other borrowings of the Company of RMB215 million were guaranteed by the subsidiaries of the Company as at 31 December 2007 (note 41 (d)).

Other interest rate information:

Group

	2007		2006	
	Fixed rate	**Floating rate**	Fixed rate	Floating rate
	RMB'000	***RMB'000***	*RMB'000*	*RMB'000*
Bank loans — unsecured	**16,403,001**	**5,576,479**	11,120,110	5,401,288
Bank loans — secured	**164,880**	**817,444**	140,550	125,034
Other borrowings — unsecured	**759,128**	**61,734**	259,498	52,113
Other borrowings — secured	**167,420**	**—**	141,803	—
Corporate bonds — unsecured	**2,013,057**	**—**	—	—

Company

	2007	
	Fixed rate	**Floating rate**
	RMB'000	***RMB'000***
Bank loans - unsecured	**5,366,993**	**852,446**
Corporate bonds - unsecured	**2,013,057**	**—**

The carrying amounts of the current bank and other borrowings and the non-current floating rate bank and other borrowings approximate their fair values.

The carrying amounts and fair values of the Group's non-current fixed rate bank and other borrowings are as follows:

Group

	2007		2006	
	Carrying amounts	**Fair values**	Carrying amounts	Fair values
	RMB'000	***RMB'000***	*RMB'000*	*RMB'000*
Bank loans — unsecured	**2,080,260**	**1,911,515**	2,200,378	2,109,380
Bank loans — secured	**7,800**	**7,833**	28,200	29,427
Other borrowings — unsecured	**67,630**	**64,300**	3,276	3,297
Other borrowings — secured	**87,989**	**95,667**	93,271	93,877
	2,243,679	**2,079,315**	2,325,125	2,235,981

The fair value of the Company's non-current unsecured bank loans at fixed rates with a carrying amount of RMB1,564,938,000 was RMB1,435,096,000 as at 31 December 2007.

The fair values of the Group's and the Company's non-current fixed rate bank and other borrowings have been calculated by discounting the expected future cash flows at the prevailing interest rates as at the balance sheet date.

34. FINANCE LEASE PAYABLES

The Group leases certain of its machinery for its construction operations. These leases are classified as finance leases and have remaining lease terms ranging from two to three years. The Group has the option to purchase the machinery at nominal amounts upon the expiry of the lease terms.

At the balance sheet date, the Group's total future minimum lease payments under finance leases and their present values are as follows:

Group

	Minimum lease payments		Present value of minimum lease payments	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Amounts payable:				
Within one year	**87,932**	59,610	**79,431**	48,532
In the second year	**79,816**	58,403	**75,312**	50,628
In the third to fifth years, inclusive	**15,852**	45,088	**12,677**	42,643
Total minimum finance lease payments	**183,600**	163,101	**167,420**	141,803
Future finance charges	**(16,180)**	(21,298)		
Total net finance lease payables	**167,420**	141,803		
Portion classified as current liabilities *(note 33)*	**(79,431)**	(48,532)		
Non-current portion *(note 33)*	**87,989**	93,271		

The effective interest rates of the finance lease payables range from 7.7% to 12.9% (2006: 7.3% to 11.8%) per annum. The carrying amounts of the finance lease payables approximate their fair values.

The net carrying amount of the Group's property, plant and equipment held under finance leases included in the total amount of machinery amounted to RMB171,113,000 (2006: RMB145,852,000) as at 31 December 2007 (note 15).

35. PROVISIONS FOR SUPPLEMENTARY PENSION SUBSIDIES AND EARLY RETIREMENT BENEFITS

The Group paid supplementary pension subsidies (including post-retirement medical benefits) to its employees who retired prior to 1 January 2007. Pursuant to the Restructuring, CRCCG has agreed to assume the liabilities of the supplementary pension subsidies (including post-retirement medical benefits) of the retired employees of the Group from 1 January 2007. Subsequent to 1 January 2007, the Group terminated the supplementary pension subsidies plan (including post-retirement medical benefits) for its employees who retired after 1 January 2007.

35. PROVISIONS FOR SUPPLEMENTARY PENSION SUBSIDIES AND EARLY RETIREMENT BENEFITS *(CONTINUED)*

The Group also implemented an early retirement plan for certain employees in addition to the benefits under the government-sponsored retirement plans and the supplementary pension subsidies described above. The Group's obligations in respect of the supplementary pension subsidies and early retirement benefits at the balance sheet date were computed by an independent actuary, Towers, Perrin, Forster & Crosby, Inc., Hong Kong, whose actuaries are members of the Society of Actuaries of the United States of America, using the projected unit credit actuarial cost method.

The components of net benefit expenses recognised in the consolidated income statement and the amounts recognised in the balance sheets are summarised below:

(a) The provisions for supplementary pension subsidies (which were assumed by CRCCG from 1 January 2007 pursuant to the Restructuring) and early retirement benefits recognised in the balance sheets are determined as follows:

	Group		**Company**
	2007	2006	**2007**
	RMB'000	*RMB'000*	***RMB'000***
Present value of defined benefit obligations	**7,446,410**	11,468,590	**43,060**
Unrecognised net actuarial gain/(loss)	**299,200**	(218,340)	**–**
Defined benefit liabilities on the balance sheets	**7,745,610**	11,250,250	**43,060**
Portion classified as current liabilities	**(1,077,140)**	(1,080,490)	**(6,180)**
Non-current portion	**6,668,470**	10,169,760	**36,880**

(b) The movements in provisions for supplementary pension subsidies and early retirement benefits recognised in the balance sheets are as follows:

	Group		**Company**
	2007	2006	**2007**
	RMB'000	*RMB'000*	***RMB'000***
Net liabilities at beginning of the year/period	**11,250,250**	11,614,720	**–**
Injection to the Company upon incorporation	**–**	–	**43,948**
Benefits paid during the year/period	**(889,100)**	(759,690)	**(910)**
Distributions to CRCCG pursuant to the Restructuring *(note 13)*	**(2,880,020)**	–	**–**
Net expenses recognised in the consolidated income statement *(note 9)*	**264,480**	395,220	**–**
Net expenses recognised in the Company's income statement	**–**	–	**22**
Net liabilities at end of the year/period	**7,745,610**	11,250,250	**43,060**

(c) The net expenses recognised in the consolidated income statement of the Group are as follows:

	Group	
	2007	2006
	RMB'000	*RMB'000*
Interest cost	**264,480**	395,220

35. PROVISIONS FOR SUPPLEMENTARY PENSION SUBSIDIES AND EARLY RETIREMENT BENEFITS *(CONTINUED)*

(d) The principal actuarial assumptions used for the purpose of the actuarial valuation are as follows:

	Group	
	2007	2006
Discount rate	**4.5%**	3.3%
Medical cost trend rate	**8.0%**	8.0%
Early-retirees' salary and supplementary benefits inflation rate	**2.5%**	2.5%

The mortality assumption is approximately two years above the average life expectancy of the residents in the PRC.

(e) A one percentage point change in the assumed rate of increase in medical cost would have the following effects:

	Group	
	2007	2006
	RMB'000	*RMB'000*
Increase in effect on the interest cost	**–**	1,030
Decrease in effect on the interest cost	**–**	(870)
Increase in effect on the defined benefit obligations	**100**	31,760
Decrease in effect on the defined benefit obligations	**(90)**	(26,780)

36. DEFERRED REVENUE

The Group received government grants from the Ministry of Railways of the PRC for subsidising its purchase of machinery and equipment in respect of customer-related railway projects. The government grants are recognised as income on the straight-line basis over the expected useful life of the relevant machinery and equipment of ten years.

The movements in deferred revenue in relation to government grants as stated under current and non-current liabilities during the year are as follows:

	Group	
	2007	2006
	RMB'000	*RMB'000*
Carrying amount at beginning of the year	**210,150**	217,228
Received during the year	**3,000**	–
Released to the consolidated income statement during the year *(note 6)*	**(17,379)**	(7,078)
Carrying amount at end of the year	**195,771**	210,150
Current portion included in other payables and accruals *(note 32)*	**(18,079)**	(14,079)
Non-current portion	**177,692**	196,071

37. PROVISION

The movements in provision for pending litigations during the year are as follows:

	Group	
	2007	2006
	RMB'000	*RMB'000*
At beginning of the year	**11,999**	8,028
Provision for the year	**789**	10,698
Utilised during the year	**(5,178)**	(6,727)
At end of the year	**7,610**	11,999
Portion classified as current liabilities	**(7,610)**	–
Non-current portion	**–**	11,999

The Group has been named in a number of legal proceedings and claims arising from disputes of construction contracts in which the subsidiaries of the Company are defendants. The provision regarding these proceedings and claims was made at the balance sheet date, based on the best estimates from the Directors and advice from the Company's legal advisor. The maximum claims made by the plaintiffs against the Group as at 31 December 2007 were approximately RMB11,253,000 (2006: RMB20,346,000).

38. ISSUED SHARE CAPITAL

	2007	
	Number of shares	**Nominal value**
		RMB'000
Registered, issued and fully paid:		
– State legal person shares of RMB1.00 each	**8,000,000,000**	**8,000,000**

The Company was incorporated on 5 November 2007 with an initial registered share capital of RMB8,000 million divided into 8,000 million shares with a par value of RMB1.00 each. 8,000 million state legal person shares with a par value of RMB1.00 each were issued to CRCCG, all of which were credited as fully paid, in consideration for the transfer of the Core Operations, together with certain prepaid land lease payments, to the Company pursuant to the Restructuring as set out in note 1 to the financial statements.

39. RESERVES

(a) Group

The amounts of the Group's reserves and the movements therein are presented in the consolidated statement of changes in equity on pages 54 to 55 of the financial statements.

(b) Company

	Capital reserve *RMB'000*	Available-for-sale investment revaluation reserve *RMB'000*	Accumulated losses *RMB'000*	Total *RMB'000*
Upon incorporation of the Company *(note (i))*	1,498,744	–	–	1,498,744
Loss for the period from 5 November 2007 (date of incorporation of the Company) to 31 December 2007 *(note 12)*	–	–	(61,990)	(61,990)
Changes in fair values of available-for-sale investments *(note 22)*	–	47,380	–	47,380
Deferred tax liabilities arising from changes in fair values of available-for-sale investments *(note 23)*	–	(11,845)	–	(11,845)
Special distribution *(note (ii))*	–	–	(16,420)	(16,420)
At 31 December 2007	1,498,744	35,535	(78,410)	1,455,869

Notes:

(i) Upon incorporation of the Company on 5 November 2007, 8,000 million shares of RMB1.00 each were issued to CRCCG in return for the net value of the Core Operations and certain prepaid land lease payments with the resulting difference dealt with in the capital reserve.

(ii) Pursuant to the Restructuring, after the Company's incorporation, the Company is required to make a distribution to CRCCG, which represents an amount equal to the profit of the Company, as determined based on the audited financial statements prepared in accordance with the New PRC GAAP, generated during the period from 5 November 2007 (date of incorporation of the Company) to 30 November 2007. The net profit of the Company under the New PRC GAAP for the period from 5 November 2007 (date of incorporation of the Company) to 30 November 2007 was approximately RMB16,420,000 and therefore, the special distribution payable by the Company to CRCCG was approximately RMB16,420,000.

40. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Disposal of a subsidiary

On 11 November 2007, the Group entered into an agreement for the disposal of the Group's wholly-owned subsidiary, 中鐵能源投資有限公司 (China Railway Energy Investment Co., Ltd.), to an independent third party for a consideration of RMB435,890,000. As at the date of issuance of these financial statements, the Group has received the consideration from the independent third party. The principal activity of 中鐵能源投資有限公司 is investment holding in an entity engaging in the investment and construction of water conservancy and hydropower facilities.

	2007 *RMB'000*
Net assets disposed of:	
Property, plant and equipment *(note 15)*	429,091
Cash and bank balances	144,306
Prepayments and other receivables	806
Trade payables	(49,639)
Interest-bearing bank and other borrowings	(400,000)
Other payables and accruals	(4,465)
	120,099
Gain on disposal of a subsidiary *(note 6)*	315,791
	435,890
Satisfied by:	
Cash	261,534
Receivable from an independent third party	174,356
	435,890

An analysis of the net inflow of cash and cash equivalents in respect of the disposal of a subsidiary is as follows:

	2007 *RMB'000*
Cash consideration	261,534
Cash and bank balances disposed of	(144,306)
Net inflow of cash and cash equivalents in respect of the disposal of a subsidiary	117,228

40. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(CONTINUED)*

(b) Major non-cash transactions

Major non-cash transactions during the year are set out as follows:

	Group	
	2007	2006
	RMB'000	*RMB'000*
Distributions pursuant to the Restructuring *(note 13)*:		
(i) Property, plant and equipment	**1,111,263**	–
(ii) Prepaid land lease payments	**229,087**	–
(iii) Provision for supplementary pension subsidies	**2,880,020**	–
(iv) Deferred tax assets arising from provision for supplementary pension subsidies	**846,670**	–
Other distribution *(note 13)*	**2,252,651**	–
Deferred tax assets on revaluation surplus arising from the Restructuring *(note 23)*	**1,051,303**	–
Capital contribution of prepaid land lease payments *(note 16)*	**3,074,967**	–

41. CONTINGENT LIABILITIES

(a) In connection with the Restructuring Agreement, except for liabilities constituting or arising out of or relating to the businesses undertaken by the Company after the Restructuring, no other liabilities were assumed by the Company and the Company is not liable, whether severally, or jointly and severally, for debts and obligations incurred prior to the Restructuring by CRCCG. CRCCG has also undertaken to indemnify the Company in respect of any loss or damage incurred relating to the Core Operations prior to their transfer by CRCCG to the Company in the Restructuring, any loss or damage suffered or incurred by the Company in relation to the novation of relevant contracts from CRCCG to the Company and as a result of any breach by CRCCG of any provision of the Restructuring Agreement. The Company has also undertaken to indemnify CRCCG in respect of any loss or damage suffered or incurred by CRCCG as a result of any breach by the Company of any provision of the Restructuring Agreement.

(b) The Group was involved in a number of legal proceedings and claims against it in the ordinary course of business. Provision has been made for the probable losses to the Group on those legal proceedings and claims when the management can reasonably estimate the outcome of the legal proceedings and claims taking into account the legal advice. No provision has been made for pending legal proceedings and claims when the outcome of the legal proceedings and claims cannot be reasonably estimated or management believes that the probability of loss is remote.

(c) The Group and the Company had issued guarantees to banks in respect of the banking facilities granted to the following parties:

	Group		Company
	2007	2006	**2007**
	RMB'000	*RMB'000*	***RMB'000***
Associates *(note (i))*	**247,000**	115,000	–
Jointly-controlled entities	**5,228**	5,400	–
Subsidiaries	–	–	**9,463,310**
An investee of the Company *(note (ii))*	**117,600**	–	**117,600**
An associate of the ultimate holding company *(note (iii))*	**30,000**	–	–
An independent third party	**50,000**	90,000	–
	449,828	210,400	**9,580,910**

41. CONTINGENT LIABILITIES *(CONTINUED)*

(c) *(continued)*

Notes:

(i) As at 31 December 2006, the Group's time deposit of RMB20 million was pledged in relation to the corporate guarantees granted by the Group to an associate of RMB19 million (note 30).

(ii) The Company has a 16.8% equity interest in this investee. Other than that, in the opinion of the Directors, this investee has no relationship with the Group and the ultimate holding company.

(iii) Subsequent to 31 December 2007, this guarantee had been fully released.

(d) Certain interest-bearing bank and other borrowings of the Company of RMB215 million were guaranteed by the subsidiaries of the Company as at 31 December 2007 (note 33).

42. COMMITMENTS

(a) Operating leases

The Group leases certain buildings under operating lease arrangements, with leases negotiated for terms ranging from one to eight years. The terms of the leases generally require the tenants to pay security deposits.

The Group's future minimum operating lease payments under non-cancelable operating leases as at the balance sheet date are as follows:

	Group	
	2007	2006
	RMB'000	*RMB'000*
Within one year	**27,309**	6,107
In the second to fifth years, inclusive	**12,489**	2,461
Beyond five years	**1,753**	—
	41,551	8,568

(b) Capital commitments

In addition to the operating lease commitments detailed above, the Group and the Company had the following commitments as at the balance sheet date:

	Group		**Company**
	2007	2006	**2007**
	RMB'000	*RMB'000*	***RMB'000***
Contracted, but not provided for:			
Property, plant and equipment	**2,254,206**	824,505	**470,149**
Intangible assets	**1,107,715**	1,784,066	—
Available-for-sale investment	**35,040**	117,390	—
	3,396,961	2,725,961	**470,149**
Authorised, but not contracted for:			
Property, plant and equipment	**17,665**	319,677	—
Intangible assets	—	2,820	—
Capital contributions to an associate	—	70,000	—
	17,665	392,497	—

43. RELATED PARTY TRANSACTIONS

(a) In addition to the transactions related to the Restructuring as detailed in note 1 to the financial statements, the Group had the following significant transactions with related parties during the year:

	Note	Group 2007 RMB'000	Group 2006 RMB'000
Construction operations income			
Fellow subsidiaries		**843,348**	744,201
Associates		**111,690**	173,467
Jointly-controlled entity		**–**	22,428
Ultimate holding company		**93,776**	37,643
		1,048,814	977,739
Survey, design and consultancy operations income			
Fellow subsidiary		**7,000**	12,153
Ultimate holding company		**5,734**	6,171
		12,734	18,324
Interest income			
Fellow subsidiaries		**–**	613
Other income	(i)		
Fellow subsidiaries		**405**	20
Associate		**240**	240
Jointly-controlled entities		**58,349**	455
		58,994	715
Operating expenses	(ii)		
Fellow subsidiaries	(iii)	**27,038**	140,542
Associate		**77,705**	3,365
Jointly-controlled entity		**226,980**	–
		331,723	143,907

Notes:

(i) Other income mainly includes management fee income and rental income.

(ii) Operating expenses mainly include management fee expenses, property management fees, sub-contracting costs and printing costs.

(iii) Included in these related party transactions are amounts of approximately RMB104,096,000 for the year ended 31 December 2006, which related to transactions with entities in which the ultimate holding company did not have control subsequent to 31 August 2006. Hence, transactions with the aforesaid fellow subsidiaries were disclosed as related party transactions before 31 August 2006.

(iv) Certain interest-bearing bank and other borrowings of the subsidiaries in the aggregate amount of approximately RMB3,561 million which were guaranteed by the ultimate holding company as at 31 December 2006 (note 33), were released and replaced by corporate guarantees executed by the Company after its incorporation.

(v) 北京鐵城建設監理有限責任公司, a subsidiary of the Company, obtained corporate guarantees from the ultimate holding company for project bidding purposes with maximum guarantee amounts of RMB15,000,000 and RMB21,370,000 for the periods from 6 September 2005 to 6 September 2006 and from 6 November 2006 to 6 November 2007, respectively. The maximum guarantee amount of RMB21,370,000 was fully released as at 3 September 2007.

43. RELATED PARTY TRANSACTIONS *(CONTINUED)*

(a) *(continued)*

(vi) The Group had issued guarantees to banks in respect of the banking facilities granted to the following parties:

	Group	
	2007	2006
	RMB'000	*RMB'000*
Associates	**247,000**	115,000*
Jointly-controlled entities	**5,228**	5,400
	252,228	120,400

* As at 31 December 2006, the Group's time deposit of RMB20 million was pledged in relation to the corporate guarantees granted by the Group to an associate of RMB19 million (note 30).

In the opinion of the Directors, the transactions between the Group and the related parties were based on prices mutually agreed between the parties after taking into account the market prices.

In the opinion of the Directors, the above related party transactions were conducted in the ordinary course of business.

The Group operates in an economic environment predominated by enterprises directly or indirectly owned or controlled by the PRC government through its numerous authorities, affiliates or other organisations (collectively "State-owned Enterprises"). During the year, the Group had transactions with State-owned Enterprises including, but not limited to, the provision of infrastructure construction services and purchases of services. The Directors consider that the transactions with these State-owned Enterprises are activities in the ordinary course of the Group's business and that the dealings of the Group have not been significantly or unduly affected by the fact that the Group and these State-owned Enterprises are ultimately controlled or owned by the PRC government. The Group has also established pricing policies for its services and products, and such pricing policies do not depend on whether or not the customers are State-owned Enterprises. Having due regard to the substance of the relationships, the Directors are of the opinion that none of these transactions are material related party transactions that require separate disclosure.

(b) Outstanding balances with related parties

Details of the outstanding balances with related parties are set out in notes 26, 27, 28, 31 and 32 to the financial statements.

(c) Compensation of key management personnel of the Group

Save as disclosed in note 10 to the financial statements, no remuneration has been paid or is payable during the year by the Company or any of the companies now comprising the Group, to the Directors and Supervisors of the Company.

	Group	
	2007	2006
	RMB'000	*RMB'000*
Short term employee benefits	**7,954**	5,509
Post-employment benefits	**977**	1,128
	8,931	6,637

44. NON-CURRENT ASSET HELD FOR SALE

As at 31 December 2007, the non-current asset held for sale represents the Group's investment in an associate, 內蒙古呼准鐵路有限公司 (Inner Mongolia Huzhun Railways Limited) ("Huzhun Railways"), which is engaged in railway construction and is included in the construction operations segment.

In August 2007, the Group through its wholly-owned subsidiary, China Railway 23rd Bureau Group Co., Ltd., entered into a disposal agreement (the "Disposal Agreement") with an external third party, Inner Mongolia Yitai Coal Co., Ltd. ("Yitai Coal"), for the disposal of the Group's entire shareholding of 35% in Huzhun Railways. The consideration for the disposal is based on 35% of the valuation amount of the net assets of Huzhun Railways as determined from an independent valuation.

In November 2007, the Group entered into a supplementary disposal agreement with Yitai Coal whereby Yitai Coal will make an advance payment of RMB300 million to the Group. As at 31 December 2007, the Group received the advance payment of RMB300 million from Yitai Coal and recorded the same in other payables.

The independent valuation report was issued on 25 December 2007. As at 31 December 2007, the Group is still in the process of reviewing the independent valuation report. Accordingly, the consideration for the disposal has not been finalised by the Group with Yitai Coal and hence, the disposal has not been completed as at 31 December 2007.

As the disposal transaction is expected to be completed within the next twelve months from 31 December 2007, the investment in Huzhun Railways is classified as a non-current asset held for sale in the consolidated balance sheet as at 31 December 2007. As at the date of issuance of these financial statements, the disposal transaction has been completed.

45. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments comprise interest-bearing bank and other borrowings, cash and cash equivalents and pledged deposits. The main purpose of these financial instruments is to finance the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The main risks arising from the Group's financial instruments are fair value and cash flow interest rate risks, foreign currency risk, credit risk and liquidity risk. Generally, the senior management of the Company meets at least four times a year to analyse and formulate measures to manage the Group's exposure to these risks. In addition, the Board of Directors of the Company holds meetings at least twice per year to analyse and approve the proposals made by the senior management of the Company. Generally, the Group introduces conservative strategies on its risk management. As the Group's exposure to these risks is kept to a minimum, the Group did not use any derivatives and other instruments for hedging purposes and the Group did not hold or issue derivative financial instruments for trading purposes as at 31 December 2007. The Board reviews and agrees policies for managing each of these risks and they are summarised below.

(a) Fair value and cash flow interest rate risks

Fair value interest rate risk is the risk that the value of a financial instrument will fluctuate because of changes in market interest rates. Cash flow interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. With its borrowings issued at fixed and floating interest rates, the Group is exposed to both fair value and cash flow interest rate risks. The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's long term debt obligations with floating interest rates.

The Group regularly reviews and monitors the mix of fixed and floating interest rate borrowings in order to manage its interest rate risk. Interest-bearing borrowings, cash and short term deposits are stated at amortised cost and not revalued on a periodic basis. Floating rate interest income and expenses are credited/charged to the income statement as earned/incurred.

Management does not anticipate any significant impact resulting from the changes in interest rates because most of the Group's borrowings as at 31 December 2007 were at fixed interest rates which have no significant impact on cash flow interest rate risk.

45. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(CONTINUED)*

(a) Fair value and cash flow interest rate risks *(continued)*

If there would be a general increase/decrease in the interest rate of bank and other borrowings with floating interest rates by one percentage point, with all other variables held constant, the consolidated operating results would have decreased/increased by approximately RMB65 million (2006: RMB56 million) for the year, and there is no impact on other components of the consolidated equity, except for retained earnings, of the Group. The sensitivity analysis above has been determined assuming that the change in interest rates had occurred as at 31 December 2007 and has applied the exposure to interest rate risk to those financial instruments in existence at that date. The estimated one percentage point increase or decrease represents management's assessment of a reasonably possible change in interest rates over the period until the next annual balance sheet date.

(b) Foreign currency risk

Foreign currency risk is the risk that the value of a financial instrument will fluctuate because of changes in foreign exchange rates. With the majority of the Group's businesses transacted in RMB, the aforesaid currency is defined as the Group's functional currency. The RMB is not freely convertible into foreign currencies and conversion of RMB into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

As a result of its significant business operations in Mainland China, the Group's revenue and expenses are mainly denominated in RMB and over 90% of the financial assets and liabilities are denominated in RMB. The effect of the fluctuations in the exchange rate of RMB against foreign currencies on the Group's results of operations is therefore minimal and the Group has not entered into any hedging transactions as at 31 December 2007 in order to reduce the Group's exposure to foreign currency risk in this regard.

Details of the Group's cash and cash equivalents, pledged deposits, and interest-bearing bank and other borrowings as at 31 December 2007 are disclosed in notes 30 and 33 to the financial statements.

The following table demonstrates the sensitivity at the balance sheet date to a reasonably possible change in the United States dollar, Euros and Nigerian Naira exchange rates, with all other variables held constant, of the Group's profit before tax (due to changes in the fair value of monetary assets and liabilities):

Effect on profit before tax

	Increase/ (decrease) in foreign exchange rate	**Increase/ (decrease) in profit before tax**	
		2007	2006
		RMB'000	*RMB'000*
Increase in United States dollar rate	+3%	**32,100**	25,500
Decrease in United States dollar rate	-3%	**(32,100)**	(25,500)
Increase in Euros rate	+5%	**(37,100)**	(15,800)
Decrease in Euros rate	-5%	**37,100**	15,800
Increase in Nigerian Naira rate	+3%	**27,000**	13,500
Decrease in Nigerian Naira rate	-3%	**(27,000)**	(13,500)

The sensitivity analysis above has been determined assuming that the change in foreign currency rates had occurred as at 31 December 2007 and has applied the exposure to foreign currency risk to those monetary assets and liabilities in existence at that date. The estimated percentage increase or decrease represents management's assessment of a reasonably possible change in foreign currency rates over the period until the next annual balance sheet date.

45. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(CONTINUED)*

(c) Credit risk

The carrying amounts of cash and cash equivalents, pledged deposits, trade and bills receivables, other receivables, investments and other financial assets represent the Group's maximum exposure to credit risk in relation to financial assets. In addition, the Group is also exposed to credit risk through the granting of financial guarantees, further details of which are disclosed in note 41 (c) to the financial statements. Substantially all of the Group's cash and cash equivalents are held in major financial institutions located in the PRC, which management believes are of high credit quality. The Group has policies to control the size of the deposits to be placed with various reputable financial institutions according to their market reputation, operating scale and financial background with a view to limit the amount of credit exposure to any single financial institution.

The Group trades only with recognised and creditworthy customers with no requirement for collateral. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and the Group's exposure to bad debts is not significant.

As the Group's major customers are the PRC government agencies at the national, provincial and local levels and other state-owned enterprises, the Group believes that they are reliable and of high credit quality and hence, there is no significant credit risk with these customers. As the Group's exposure is spread over a diversified portfolio of customers, there is no significant concentration of credit risk.

Further quantitative data in respect of the Group's exposure to credit risk arising from trade receivables is disclosed in note 27 to the financial statements.

(d) Liquidity risk

The Group's objective is to ensure continuity of sufficient funding and flexibility by utilising a variety of bank and other borrowings with debt maturities spreading over a range of periods, thereby ensuring that the Group's outstanding borrowing obligation is not exposed to excessive repayment risk in any one year. Due to the capital intensive nature of the Group's businesses, the Group ensures that it maintains sufficient cash and credit lines to meet its liquidity requirements.

The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflows from operations to meet its debt obligations as they fall due, and its ability to obtain external financing to meet its committed future capital expenditure. With regard to its future capital commitments and other financing requirements, the Group has already obtained banking facilities with several PRC banks of up to an amount of RMB190,421 million as at 31 December 2007, of which an amount of approximately RMB67,355 million has been utilised.

The Directors have carried out a detailed review of the cash flow forecast of the Group for the period from 1 January 2008 to 31 March 2009. Based on this forecast, the Directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the Directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan financing which may impact the operations of the Group. The Directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions with regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

45. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(CONTINUED)*

(d) Liquidity risk *(continued)*

The maturity profile of the Group's and the Company's financial liabilities as at the balance sheet date, based on the contracted undiscounted payments, was as follows:

Group

	2007				
	Within 1 year	1 to 2 years	3 to 5 years	More than 5 years	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Interest-bearing bank and other borrowings	20,766,407	1,450,961	2,250,818	1,494,957	25,963,143
Trade and bills payables	44,676,793	468,648	262,026	10,554	45,418,021
Other payables	14,096,067	64,777	33,791	283,833	14,478,468
	79,539,267	1,984,386	2,546,635	1,789,344	85,859,632

Group

	2006				
	Within 1 year	1 to 2 years	3 to 5 years	More than 5 years	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Interest-bearing bank and other borrowings	12,514,681	1,595,006	1,852,487	1,278,222	17,240,396
Trade and bills payables	37,512,875	551,582	186,242	–	38,250,699
Other payables	10,057,403	25,354	25,054	224,822	10,332,633
	60,084,959	2,171,942	2,063,783	1,503,044	65,823,728

Company

	2007				
	Within 1 year	1 to 2 years	3 to 5 years	More than 5 years	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Interest-bearing bank and other borrowings	6,188,631	80,751	1,291,561	671,553	8,232,496
Trade payables	241,102	–	–	–	241,102
Other payables	1,753,181	458,278	–	–	2,211,459
	8,182,914	539,029	1,291,561	671,553	10,685,057

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans, finance lease payable and other interest-bearing borrowings. The Group's policy is to maintain the proportion of its current maturity profile to the total liabilities at year end at between 10% and 14% (2007: 13.7%; 2006: 10.4%) and to maintain its non-current maturity profile at less than 5% of the total liabilities at year end (2007: 3.4%; 2006: 3.9%).

(e) Capital management

The Group's primary objectives when managing capital are to safeguard the Group's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and to provide an adequate return to shareholders by pricing services and products commensurately with the level of risk.

The Group sets the amount of capital in proportion to risk. The Group manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debts.

45. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(CONTINUED)*

(e) Capital management *(continued)*

The Group monitors capital using a gearing ratio which is net debt divided by total equity. Net debt comprises all interest-bearing bank and other borrowings less cash and cash equivalents and pledged deposits. Total equity comprises owner's equity and minority interests stated in the consolidated balance sheet.

The Group's strategy was to maintain the gearing ratio at a healthy capital level in order to support its businesses. The principal strategies adopted by the Group include, without limitation, reviewing future cash flow requirements and the ability to meet debt repayment schedules when they fall due, maintaining a reasonable level of available banking facilities and adjusting investment plans and financing plans, if necessary, to ensure that the Group has a reasonable level of capital to support its businesses. The gearing ratios at the balance sheet date were as follows:

	Group	
	2007	2006
	RMB'000	*RMB'000*
Total interest-bearing bank and other borrowings *(note 33)*	**25,963,143**	17,240,396
Less: Cash and cash equivalents *(note 30)*	**(26,190,152)**	(20,960,846)
Less: Pledged deposits *(note 30)*	**(1,298,142)**	(808,265)
Net debt	**(1,525,151)**	(4,528,715)
Total equity	**5,273,838**	3,687,769
Gearing ratio	**(29%)**	(123%)

The fluctuation of the gearing ratio as at 31 December 2007 is partly due to the increase in total equity to RMB5,274 million as at 31 December 2007 and partly due to the significant cash outflow from investing activities of RMB12,183 million for the year ended 31 December 2007.

46. EVENTS AFTER THE BALANCE SHEET DATE

(a) In connection with the Restructuring, on 29 January 2008, the Company and CRCCG entered into a supplementary agreement to the Service Mutual Provision Framework Agreement dated 5 November 2007 regarding the provision of certain ancillary services by CRCCG to the Group and the provision of certain construction services by the Group to CRCCG.

(b) On 23 January 2008, certain workers hired by a subcontractor of a subsidiary of the Company entered the Jiaoji Railway Line before scheduled maintenance hours, resulting in a major railway accident involving 9 injuries and 18 fatalities. The accident is still under investigation by the relevant authorities as of the date of issuance of these financial statements.

(c) During the period from 25 February to 26 Februrary 2008, the Company issued 2,450,000,000 A Shares at RMB9.08 per A Share, which raised total gross proceeds, excluding listing expenses, of RMB22.2 billion. The A Shares are listed on The Shanghai Stock Exchange on 10 March 2008.

(d) During the period from 29 February to 5 March 2008, the Company issued 1,706,000,000 H Shares at HK$10.70 per H Share, which raised total gross proceeds, excluding listing expenses, of HK$18.3 billion. The H Shares are listed on the Main Board of The Hong Kong Stock Exchange on 13 March 2008. On 13 March 2008, CRCCG converted 170,600,000 state legal person shares of the Company into H Shares and transferred the shares to the National Council for Social Security Fund ("NSSF") of the PRC.

(e) On 8 April 2008, the over-allotment option of H Shares was exercised in part and an additional 181,541,500 H Shares were issued at HK$10.70 per H Share, which were listed on the Main Board of The Hong Kong Stock Exchange on the same day. The gross proceeds from the issuance of these H Shares, excluding listing expenses, amounted to HK$1.9 billion. On 8 April 2008, CRCCG converted its 18,154,500 state legal person shares of the Company into H Shares and transferred the shares to the NSSF.

(f) Save as aforesaid, no other significant events took place subsequent to 31 December 2007.

47. APPROVAL OF THE FINANCIAL STATEMENTS

These financial statements were approved and authorised for issue by the Board of Directors on 25 April 2008.

1. FINANCIAL HIGHLIGHTS PREPARED UNDER IFRSs

Consolidated Income Statement	2007 RMB'000	2006 RMB'000	2005 RMB'000	2004 RMB'000
Revenue	**171,997,410**	153,608,974	110,794,747	86,187,491
Cost of sales	**(160,598,330)**	(144,012,964)	(102,869,824)	(79,802,559)
Gross profit	**11,399,080**	9,596,010	7,924,923	6,384,932
Other income and gains, net	**612,945**	185,868	202,823	125,178
Selling and distribution costs	**(696,113)**	(893,106)	(926,945)	(760,901)
Administrative expenses	**(6,736,186)**	(6,002,090)	(5,251,653)	(4,661,234)
Other expenses	**(210,599)**	(448,343)	(674,205)	(630,625)
Profit from operations	**4,369,127**	2,438,339	1,274,943	457,350
Finance revenue	**652,160**	546,587	384,032	280,745
Finance costs	**(1,272,223)**	(909,326)	(782,795)	(416,216)
Share of profits and losses of:				
Jointly-controlled entities	**14,624**	25,535	34,122	49,622
Associates	**24,010**	(2,888)	25,086	396
Profit before tax	**3,787,698**	2,098,247	935,388	371,897
Tax	**(1,481,766)**	(596,289)	(409,507)	(179,321)
Profit for the year	**2,305,932**	1,501,958	525,881	192,576
Attributable to:				
Equity holder of the Company	**2,300,770**	1,212,950	349,339	102,867
Minority interests	**5,162**	289,008	176,542	89,709
	2,305,932	1,501,958	525,881	192,576
Distributions	**4,684,989**	305,142	132,681	–
Earnings per share attributable to equity holder of the Company:				
Basic	**28.76 cents**	15.16 cents	4.37cents	1.29 cents
Diluted	**N/A**	N/A	N/A	N/A

The consolidated total assets and the total liabilities of the Group as at 31 December 2004, 2005, 2006, and 2007 are summarised as follows:

	31 December 2007 RMB'000	31 December 2006 RMB'000	31 December 2005 RMB'000	31 December 2004 RMB'000
Total assets	**156,877,781**	124,549,726	100,347,305	79,644,649
Total liabilities	**151,603,943**	120,861,957	97,744,753	77,421,660
Net assets	**5,273,838**	3,687,769	2,602,552	2,222,989

2. FINANCIAL HIGHLIGHTS PREPARED UNDER CHINA ACCOUNTING STANDARDS

Major financial information for the year

Items of Consolidated Income Statement and Consolidated Cash Flow Statement	2007 *RMB'000*
Profit from operations	4,890,822
Total profit	4,976,788
Net profit attributable to equity holder of the Company	3,143,404
Net profit excluding non-recurring gains or losses items attributable to equity holder of the Company	2,024,277
Net cash flows from operating activities	9,420,835

Non-recurring gains or losses items

	(Increase)/decrease in net profit for 2007 *RMB'000*
Net losses from disposal of fixed assets and intangible assets	697
Net gains from transfer of equity investments	(328,176)
Government grants received in the current year	(45,280)
Losses from estimated liabilities not related to revenue from principal operations	789
Balance of employee's benefits payable adjusted to administrative expenses	(1,189,090)
Other non-operating net income/expense, excluding the aforesaid items	(41,383)
Impact of income tax on non-recurring gains or losses	482,862
Impact of non-recurring gains or losses attributable to minority interests	454
Net effect of non-recurring gains or losses	(1,119,127)

2. FINANCIAL HIGHLIGHTS PREPARED UNDER CHINA ACCOUNTING STANDARDS *(CONTINUED)*

Major accounting information and financial indicators of the Group for the past two years

Year ended 31 December 2007

Major accounting information and financial indicators	2007 *RMB'000*	2006 *RMB'000*	Year-on-year increase/ (decrease) *(%)*
Revenue from operations	**177,487,288**	158,488,092	11.99
Total profit	**4,976,788**	2,093,385	137.74
Net profit attributable to equity holder of the Company	**3,143,404**	1,240,156	153.47
Net profit excluding non-recurring gains or losses attributable to equity holder of the Company	**2,024,277**	1,249,614	61.99
Basic earnings per share *(RMB)*	**0.39**	0.16	143.75
Diluted earnings per share *(RMB)*	**N/A**	N/A	N/A
Basic earnings per share after deduction of non-recurring gains or losses *(RMB)*	**0.25**	N/A	N/A
Return on net assets, fully diluted *(%)*	**62.15**	63.24	(1.72)
Return on net assets, weighted average *(%)*	**94.77**	85.87	10.36
Return on net assets after deduction of non-recurring gains or losses, fully diluted *(%)*	**40.02**	63.72	(37.19)
Return on net assets after deduction of non-recurring gains or losses, weighted average *(%)*	**61.03**	86.52	(29.46)
Net cash flows from operating activities	**9,420,835**	6,336,949	48.67
Total assets	**156,877,781**	124,549,726	25.96
Equity attributable to equity holder of the Company	**5,057,960**	1,961,087	157.92
Net assets per share attributable to the equity holder of the Company *(RMB)*	**0.63**	0.25	152.0

3. ANALYSIS OF THE DIFFERENCE BETWEEN THE FINANCIAL INFORMATION PREPARED UNDER IFRSs AND CHINA ACCOUNTING STANDARDS

Item	Net profit for the year ended 31 December		Net assets at 31 December	
	2007 ***RMB'000***	2006 *RMB'000*	**2007** ***RMB'000***	2006 *RMB'000*
Prepared in accordance with China Accounting Standards	**3,148,566**	1,497,590	**5,273,838**	2,845,135
Adjusted in accordance with IFRSs:				
Welfare payable	**(1,189,090)**	4,862	**–**	1,189,090
Deferred income tax on the above welfare payable	**346,456**	(494)	**–**	(346,456)
Prepared in accordance with IFRSs	**2,305,932**	1,501,958	**5,273,838**	3,687,769

2. 按中國會計準則編制的財務摘要(續)

報告期末本集團前兩年主要會計數據和財務指標

截至2007年12月31日止年度

主要會計數據和財務指標	2007年度 人民幣千元	2006年度 人民幣千元	本年比上年 增／(減) (%)
營業收入	**177,487,288**	158,488,092	11.99
利潤總額	**4,976,788**	2,093,385	137.74
歸屬於本公司股東的淨利潤	**3,143,404**	1,240,156	153.47
歸屬於本公司股東的扣除非經常性損益的淨利潤	**2,024,277**	1,249,614	61.99
基本每股收益(人民幣元)	**0.39**	0.16	143.75
稀釋每股收益(人民幣元)	**不適用**	不適用	不適用
扣除非經常性損益後的基本每股收益(人民幣元)	**0.25**	不適用	不適用
全面攤薄淨資產收益率(%)	**62.15**	63.24	(1.72)
加權平均淨資產收益率(%)	**94.77**	85.87	10.36
扣除非經常性損益後全面攤薄淨資產收益率(%)	**40.02**	63.72	(37.19)
扣除非經常性損益後的加權平均淨資產收益率(%)	**61.03**	86.52	(29.46)
經營活動產生的現金流量淨額	**9,420,835**	6,336,949	48.67
資產總計	**156,877,781**	124,549,726	25.96
歸屬於本公司股東權益	**5,057,960**	1,961,087	157.92
歸屬於本公司股東的每股淨資產(人民幣元)	**0.63**	0.25	152.0

3. 按國際財務報告準則及中國會計準則編制的財務資料差異分析

項目	截至12月31日止年度 淨利潤 2007年 人民幣千元	截至12月31日止年度 淨利潤 2006年 人民幣千元	於12月31日 淨資產 2007年 人民幣千元	於12月31日 淨資產 2006年 人民幣千元
根據中國會計準則編制	**3,148,566**	1,497,590	**5,273,838**	2,845,135
按國際財務報告準則調整：				
應付福利費	**(1,189,090)**	4,862	**—**	1,189,090
有關上述應付福利費的遞延所得稅	**346,456**	(494)	**—**	(346,456)
根據國際財務報告準則編制	**2,305,932**	1,501,958	**5,273,838**	3,687,769

2. 按中國會計準則編制的財務摘要

本報告期主要財務數據

合併利潤表和合併現金流量表項目	2007年度 *人民幣千元*
營業利潤	4,890,822
利潤總額	4,976,788
歸屬於本公司股東的淨利潤	3,143,404
歸屬於本公司股東的扣除非經常性損益後的淨利潤	2,024,277
經營活動產生的現金流量淨額	9,420,835

扣除非經常性損益項目

	2007年度 (增加)／減少 淨利潤 *人民幣千元*
固定資產、無形資產處置淨損失	697
轉讓股權投資淨收益	(328,176)
記入當期的政府收入	(45,280)
與主營業務收入無關的預計負債產生的虧損	789
應付職工福利費餘額調整為管理費用	(1,189,090)
除上述各項之外的其他營業外收支淨額	(41,383)
非經常性損益的所得稅影響數	482,862
歸屬於少數股東的非經常性損益的影響數	454
非經常性損益影響淨額	(1,119,127)

1. 按國際財務報告準則編制的財務摘要

合併利潤表	2007年度 人民幣千元	2006年度 人民幣千元	2005年度 人民幣千元	2004年度 人民幣千元
收入	**171,997,410**	153,608,974	110,794,747	86,187,491
銷售成本	**(160,598,330)**	(144,012,964)	(102,869,824)	(79,802,559)
毛利	**11,399,080**	9,596,010	7,924,923	6,384,932
其他淨收入及收益	**612,945**	185,868	202,823	125,178
銷售及營銷開支	**(696,113)**	(893,106)	(926,945)	(760,901)
行政開支	**(6,736,186)**	(6,002,090)	(5,251,653)	(4,661,234)
其他開支	**(210,599)**	(448,343)	(674,205)	(630,625)
經營利潤	**4,369,127**	2,438,339	1,274,943	457,350
財務收入	**652,160**	546,587	384,032	280,745
融資成本	**(1,272,223)**	(909,326)	(782,795)	(416,216)
應佔以下公司／實體利潤及虧損：				
共同控制實體	**14,624**	25,535	34,122	49,622
聯營公司	**24,010**	(2,888)	25,086	396
稅前利潤	**3,787,698**	2,098,247	935,388	371,897
稅項	**(1,481,766)**	(596,289)	(409,507)	(179,321)
本年度利潤	**2,305,932**	1,501,958	525,881	192,576
以下人士應佔：				
本公司權益持有人	**2,300,770**	1,212,950	349,339	102,867
少數股東	**5,162**	289,008	176,542	89,709
	2,305,932	1,501,958	525,881	192,576
分派	**4,684,989**	305,142	132,681	–
本公司權益持有人應佔每股盈利：				
基本	**28.76仙**	15.16仙	4.37仙	1.29仙
攤薄	**不適用**	不適用	不適用	不適用

以下是本集團截至2004年、2005年、2006年及2007年12月31日止的合併資產總額及負債總額概要：

	於2007年 12月31日 人民幣千元	於2006年 12月31日 人民幣千元	於2005年 12月31日 人民幣千元	於2004年 12月31日 人民幣千元
資產總額	**156,877,781**	124,549,726	100,347,305	79,644,649
負債總額	**151,603,943**	120,861,957	97,744,753	77,421,660
資產淨額	**5,273,838**	3,687,769	2,602,552	2,222,989

45. 財務風險管理目標及政策（續）

(e) 資本管理（續）

本集團用資產負債比率監控資本，該比率為淨債務除以總權益的商。淨債務包括所有計息銀行及其他借款，減現金及現金等價物以及抵押存款。總權益包括合併資產負債表中所載的所有者權益及少數股東權益。

本集團的策略是保持資產負債比率在健康資本水準，以支持其業務。本集團採取的主要策略包括但不限於審閱未來現金流量要求和支付到期債務的能力，保持可用銀行融資在合理水準及調整投資計劃和融資計劃（如需要），以確保本集團擁有合理水準的資本支持其業務。於資產負債表日的資產負債比率如下：

	本集團	
	2007年 *人民幣千元*	2006年 *人民幣千元*
計息銀行及其他借款總額 *(附註33)*	**25,963,143**	17,240,396
減：現金及現金等價物 *(附註30)*	**(26,190,152)**	(20,960,846)
減：抵押存款 *(附註30)*	**(1,298,142)**	(808,265)
淨債務	**(1,525,151)**	(4,528,715)
總權益	**5,273,838**	3,687,769
資產負債比率	**(29%)**	(123%)

於2007年12月31日資產負債比率存在波動，其中部分原因是總權益增至2007年12月31日的人民幣5,274百萬元，另一原因是截至2007年12月31日止年度投資活動產生人民幣12,183百萬元的重大現金流出量。

46. 資產負債表日後事件

(a) 關於重組，本公司與中鐵建總公司在2008年1月29日訂立服務互供框架協議（於2007年11月5日訂立）的一項補充協議，協議是關於中鐵建總公司向本集團提供若干相關服務及本集團向中鐵建總公司提供若干建築服務。

(b) 於2008年1月23日，本公司的一家子公司的部分外部勞務人員在膠濟鐵路非施工時間，進入鐵路運營線，造成重大鐵路交通事故，死亡18人，受傷9人。於本財務報表出具日期，有關當局仍在調查這起事故。

(c) 於2008年2月25日至2月26日期間，本公司以每股人民幣9.08元的價格發行2,450,000,000股A股，共募得人民幣222億元（扣除發行費用）。於2008年3月10日，該等A股於上海證券交易所上市交易。

(d) 於2008年2月29日至3月5日期間，本公司以每股10.70港元的價格發行1,706,000,000股H股，共募得183億港元（扣除發行費用）。該等H股於2008年3月13日在香港聯交所主板上市交易。於2008年3月13日，中鐵建總公司將本公司170,600,000股國家法人股轉為H股，並轉讓予中國全國社會保障基金理事會（「社保基金理事會」）。

(e) 於2008年4月8日，本公司完成行使部份H股超額配售權並因而再次發行181,541,500股H股，發行價為每股10.70港元。該等H股於當日在香港聯交所主板上市交易。此次發行H股共募得19億港元（扣除發行費用）。於2008年4月8日，中鐵建總公司將本公司18,154,500股國家法人股轉為H股，並轉讓予社保基金理事會。

(f) 除上述事件外，2007年12月31日後概無發生其他重大事件。

47. 批准財務報表

本財務報表已於2008年4月25日獲董事會批准及授權刊發。

45. 財務風險管理目標及政策(續)

(d) 流動資金風險(續)

本集團及本公司於資產負債表日基於合約的財務負債的未折現數額到期狀況如下：

本集團

	2007年				
	一年內 人民幣千元	一至兩年 人民幣千元	三至五年 人民幣千元	五年以上 人民幣千元	合計 人民幣千元
計息銀行貸款及其他貸款	20,766,407	1,450,961	2,250,818	1,494,957	25,963,143
應付賬款及應付票據	44,676,793	468,648	262,026	10,554	45,418,021
其他應付款	14,096,067	64,777	33,791	283,833	14,478,468
	79,539,267	1,984,386	2,546,635	1,789,344	85,859,632

本集團

	2006年				
	一年內 人民幣千元	一至兩年 人民幣千元	三至五年 人民幣千元	五年以上 人民幣千元	合計 人民幣千元
計息銀行貸款及其他貸款	12,514,681	1,595,006	1,852,487	1,278,222	17,240,396
應付賬款及應付票據	37,512,875	551,582	186,242	—	38,250,699
其他應付款	10,057,403	25,354	25,054	224,822	10,332,633
	60,084,959	2,171,942	2,063,783	1,503,044	65,823,728

本公司

	2007年				
	一年內 人民幣千元	一至兩年 人民幣千元	三至五年 人民幣千元	五年以上 人民幣千元	合計 人民幣千元
計息銀行貸款及其他貸款	6,188,631	80,751	1,291,561	671,553	8,232,496
應付賬款	241,102	—	—	—	241,102
其他應付款	1,753,181	458,278	—	—	2,211,459
	8,182,914	539,029	1,291,561	671,553	10,685,057

本集團的目標是通過銀行貸款、應付融資租賃及其他計息貸款保持資金的連續性和靈活性。本集團的政策是，保持流動到期債務佔年終債務總額的10%至14%(2007年13.7%；2006年：10.4%)，同時保持非流動到期債務佔年終負債總額5%以下(2007年：3.4%；2006年：3.9%)。

(e) 資本管理

本集團在管理資本時的目標是保本集團持續經營的能力，以致其可繼續為股東提供回報並為其他利益相關者提供福利，並通過與風險水準相當的定價服務及產品向股東提供足夠回報。

本集團按風險比例制訂資本金額。本集團管理資本結構並根據經濟狀況變動及相關資產的風險特點加以調整。為了維持或調整資本結構，本集團可調整已付股東的股息金額，向股東退還資本，發行新股或出售資產以減少債務。

45. 財務風險管理目標及政策(續)

(c) 信用風險

現金及現金等價物、已抵押存款、應收貿易款項及應收票據、其他應收款、投資及其他金融資產的賬面值是本集團所承受與金融資產有關的最高信用風險。此外，本集團也由於提供財務擔保而承擔信用風險。詳情披露於財務報表附註41(c)。本集團絕大多數現金及現金等價物由管理層認為高信貸質量的中國大型金融機構持有。本集團的政策是，根據各知名金融機構的市場信譽、經營規模及財務背景來控制存放當中的存款金額，以限制對任何單個金融機構的信用風險金額。

本集團僅與認可及有信譽的客戶交易，無須抵押擔保。本集團的政策是，所有希望按信用條款交易的客戶須進行信用驗證程序。此外，應收款項餘額均持續監控，而本集團所承受的壞賬為數不多。

由於本集團主要客戶為中國政府的國家級、省級和地方機關及其他國有企業，本集團相信有關客戶可靠且信譽良好，因此這些客戶並無重大信用風險。此外，由於本集團的客戶廣泛，因此沒有重大的信用集中度風險。

本集團的貿易應收款產生的風險相關的更多數據披露於財務報表附註27。

(d) 流動資金風險

本集團的目標是，用債務到期各有不同的各種銀行及其他借款，確保可持續擁有充足且靈活的融資，從而確保本集團尚未償還的借貸義務在任何一年不會承受過多的償還風險。由於本集團業務的資本密集性，本集團確保維持足夠現金及信貸額以滿足其流動資金要求。

本集團的流動資金主要依賴其業務維持足夠現金流量以應付到期應付負債的能力，以及本集團取得外來資金撥付其承擔日後資本開支的能力。鑒於本集團日後資本承擔和其他融資需要，截至2007年12月31日，本集團已取得國內多家銀行提供的銀行融資額度，金額高達人民幣190,421百萬元，其中已動用約人民幣67,355百萬元。

董事已經對本集團2008年1月1日至2009年3月31日期間的現金流量預測進行了詳細審閱。基於有關預測，董事已經確定，該期間內存在足夠流動資金為本集團的營運資本及資本支出提供資金。在編製現金流量預測時，董事已考慮到本集團的歷史現金需要以及其他重要因素，包括上述貸款融資是否可用，因其可影響本集團的經營。董事認為，現金流量預測中包含的假設及敏感是合理的。然而，由於所有假設與未來事件有關，故這些假設有內在限制和不明朗因素，這些假設中有部分或全部未必會實現。

45. 財務風險管理目標及政策(續)

(a) 公允價值及現金流量利率風險(續)

若按浮動利率計算的銀行及其他借款整體加息／減息一個百分點，而所有其他變量不變，則本年度內合併經營業績將分別減少／增加約人民幣6,500萬元(2006年：人民幣5,600萬元)，對本集團合併權益的其他成分並無影響，惟保留盈利除外。上述敏感度分析是假設利率變動已於2007年12月31日發生，並將承受的利率風險用於該日存在的金融工具而釐定。估計每增加或減少一個百分點是管理層對期內直至下個年度資產負債表日為止利率能合理變動的評估。

(b) 外幣風險

外幣風險是金融工具的價值將由於外匯匯率變動而波動的風險。由於本集團大部分業務以人民幣交易，上述貨幣定義為本集團的功能貨幣。人民幣不能自由兌換為外幣，而將人民幣兌換為外幣須受限於中國政府頒布的外匯管制規則和法規。

由於中國內地的重要業務經營，本集團的收入及開支主要以人民幣計值，而逾90%金融資產及負債以人民幣計值。故人民幣對外幣匯率的波動對本集團經營業績的影響並不大，截至2007年12月31日止，本集團並未訂立任何對沖交易，以減低本集團為此所承受的外幣風險。

本集團於每個有關期間結束時的現金及現金等價物、已抵押存款及計息銀行及其他借款的詳情分別披露於財務表報附註30及33。

下表指明其他變量不變的情況下，於資產負債表日，本集團稅前利潤對美元、歐元及尼日利亞奈拉的合理可能變動的敏感度(由貨幣資產及負債的公允價值變動引起)：

對稅前利潤的影響

	匯率 升(跌)	稅前利潤 增(減) 2007年 *人民幣千元*	 2006年 *人民幣千元*
美元匯率上升	+3%	**32,100**	25,500
美元匯率下跌	-3%	**(32,100)**	(25,500)
歐元匯率上升	+5%	**(37,100)**	(15,800)
歐元匯率下跌	-5%	**37,100**	15,800
尼日利亞奈拉匯率上升	+3%	**27,000**	13,500
尼日利亞奈拉匯率下跌	-3%	**(27,000)**	(13,500)

上述敏感度分析已經確定是假設外匯匯率變動已於2007年12月31日發生，並將承受的外匯匯率風險用於該日存在的貨幣資產及負債而釐定。估計每增加或減少的百分點是管理層對期內直至下個年度資產負債表日為止利率可能合理變動的評估。

44. 持作出售的非流動資產

於2007年12月31日，持作出售的非流動資產為本集團在聯營公司內蒙古呼准鐵路有限公司(「呼准鐵路」)的投資，該公司從事鐵路建築，亦包括在工程承包業務分部之內。

於2007年8月，本集團通過全資持有的子公司中鐵23局集團有限公司與外部第三方內蒙古伊泰煤炭有限公司(伊泰煤炭)訂立出售協議(「出售協議」)，出售本集團於呼准鐵路的全部35%股權。出售項目的代價經獨立估值釐定為呼准鐵路資產淨值估值的35%。

2007年11月，本集團與伊泰煤炭簽訂補充出售協議，據此伊泰煤炭將預付本集團人民幣3億元。於2007年12月31日，本集團收到伊泰煤炭預付款人民幣3億元，全額計入其他應付款。

獨立估值報告於2007年12月25日發出。於2007年12月31日，本集團仍在審核獨立估值報告。因此，本集團及伊泰煤炭仍未落實出售代價。於2007年12月31日，出售仍未完成。

由於出售交易預計自2007年12月31日起計未來十二個月內完成，因此呼准鐵路的投資將於2007年12月31日的合併資產負債表中列入持作出售的非流動資產。於本財務報表發佈之日，該出售交易已經完成。

45. 財務風險管理目標及政策

本集團主要的金融工具包括計息銀行及其他借款、現金及現金等價物及已抵押存款。這些金融工具的主要目的是為本集團的經營融資。本集團有各種其他金融資產及負債，如直接由其經營產生的應收貿易款項及應付貿易款項等。

由本集團的金融工具產生的主要風險有公允價值及現金流量利率風險、外幣風險、信用風險及流動資金風險。一般而言，本公司高級管理人員一年至少召開四次會議，分析並制訂措施以管理本集團承受的這些風險。此外，本公司董事會每年至少召開兩次會議，分析及通過本公司高級管理人員提出的建議。一般而言，本集團在其風險管理中引入保守策略。由於本集團承受的這些風險保持在最低，故本集團未用任何衍生工具及其他工具作對沖。於2007年12月31日，本集團並無持有或發行衍生金融工具作買賣。董事會審閱並協議管理各個有關風險的政策，概述如下。

(a) 公允價值及現金流量利率風險

公允價值利率風險是金融工具的價值將由於市場利率變動而波動的風險。現金流量利率風險是金融工具的未來現金流量將由於市場利率變動而波動的風險。由於已按固定及浮動利率發生借款，本集團分別承受公允價值及現金流量利率風險。本集團承受的市場利率變動風險主要與本集團按浮動利率的長期債務有關。

本集團定期審查並監督固定及浮動利率混合借款，以管理其利率風險。計息借款、現金及短期存款按攤銷成本列值，而不定期重估。浮動利率利息收入及開支按賺取／引致收入及開支在利潤表計入／扣除。

管理層預期，利率變動不會產生任何重大影響，因為本集團於2007年12月31日的大部分借款是按固定利息計息，不會對現金流量利率風險有重大影響。

43. 關聯方交易(續)

(a) (續)

(vi) 本集團已向銀行就授予下列各方的銀行貸款作出擔保：

	本集團	
	2007年 人民幣千元	2006年 人民幣千元
聯營公司	**247,000**	115,000*
共同控制實體	**5,228**	5,400
	252,228	120,400

* 於2006年12月31日，本集團就向聯營公司授予的人民幣1,900萬元企業擔保，抵押人民幣2,000萬元的定期存款(附註30)。

董事認為，本集團及關聯方間的交易乃以各方於參考市場價格後相互協議的價格為基礎。

董事認為，上述關聯方交易在日常業務過程中進行。

本集團在中國政府通過其大量機關、聯屬人士或其他組織直接或間接擁有或控制的企業(統稱「國有企業」)主導的經濟環境中經營。本年度內，本集團與國有企業進行交易，包括但不限於提供基礎設施建設服務及購買服務。董事認為，與這些國有企業進行交易屬於本集團日常業務過程中的活動，而本集團的買賣並未因本集團與這些國有企業被中國政府最終控制或擁有的事實而遭受嚴重或不妥影響。本集團還制訂了服務及產品定價政策，而這些政策並不取決於客戶是否國有企業。經適當考慮關係的實質，董事認為，這些交易當中並無屬於需要單獨披露的重大關聯方交易。

(b) 關聯方的未清賬款

與關聯方的未清賬款詳情載於財務報表附註26、27、28、31及32。

(c) 本集團主要管理層人員的報酬

除財務報表附註10所披露者外，在本年度內，本公司或現時組成本集團的任何公司概無已付或應付本公司董事及監事任何報酬。

	本集團	
	2007年 人民幣千元	2006年 人民幣千元
短期僱員福利	**7,954**	5,509
離職福利	**977**	1,128
	8,931	6,637

43. 關聯方交易

(a) 除了財務報表附註1詳述與重組有關的交易之外,本年度內本集團與關聯方有下列重要交易:

	附註	本集團 2007年 人民幣千元	2006年 人民幣千元
工程承包業務收入			
同系子公司		**843,348**	744,201
聯營公司		**111,690**	173,467
共同控制實體		**–**	22,428
最終控股公司		**93,776**	37,643
		1,048,814	977,739
勘察設計及諮詢業務收入			
同系子公司		**7,000**	12,153
最終控股公司		**5,734**	6,171
		12,734	18,324
利息收入			
同系子公司		**–**	613
其他收入	(i)		
同系子公司		**405**	20
聯營公司		**240**	240
共同控制實體		**58,349**	455
		58,994	715
經營開支	(ii)		
同系子公司	(iii)	**27,038**	140,542
聯營公司		**77,705**	3,365
共同控制實體		**226,980**	—
		331,723	143,907

附註:

(i) 其他收入主要包括管理費收入及租金收入。

(ii) 經營開支主要包括管理費開支、物業管理費、轉包費及印刷費。

(iii) 截至2006年12月31日止年度,約有人民幣104,096,000元計入該等關聯方交易,而該等交易是關於與最終控股公司於2006年8月31日後不再擁有控制權的實體進行的交易。因此,於2006年8月31日後,與上述同系子公司進行的交易不會披露為關聯方交易。

(iv) 於2006年12月31日,子公司的若干計息銀行及其他借款合計約人民幣35.61億元受最終控股公司擔保(附註33)。該等擔保已經被解除,並在本公司註冊成立後,被本公司簽署的企業擔保取代。

(v) 本公司的一家子公司北京鐵城建設監理有限責任公司為進行項目競標獲得最終控股公司分別於2005年9月6日至2006年9月6日及2006年11月6日至2007年11月6日期間的最高擔保額為人民幣15,000,000元及人民幣21,370,000元的企業擔保。價值人民幣21,370,000元的最高擔保額於2007年9月3日悉數解除。

41. 或有負債(續)

(c) (續)

附註：

(i) 於2006年12月31日，本集團就向聯營公司授予的人民幣1,900萬元企業擔保，抵押人民幣2,000萬元的定期存款(附註30)。

(ii) 本公司在於該投資對象擁有16.8%的股本權益。董事認為，除此之外，該投資對象與本集團及最終控股公司並無其他關係。

(iii) 2007年12月31日後，該擔保已悉數解除。

(d) 於2007年12月31日，本公司若干計息銀行及其他借款人民幣21,500萬元由本公司子公司作出擔保(附註33)。

42. 承擔

(a) 經營租賃

本集團根據經營租賃安排租賃若干樓宇，協商租期介乎一至八年。租期一般需要承租人支付保證金。

於各資產負債表日，本集團根據不可撤銷經營租賃的未來最低經營租賃付款如下：

	本集團	
	2007年	2006年
	人民幣千元	*人民幣千元*
一年內	**27,309**	6,107
第二至五年(包括首尾兩年)	**12,489**	2,461
五年以上	**1,753**	—
	41,551	8,568

(b) 資本承擔

除了上文詳述的經營租賃承擔之外，本集團及本公司於各資產負債表日還有下列承擔：

	本集團		本公司
	2007年	2006年	**2007年**
	人民幣千元	*人民幣千元*	*人民幣千元*
已訂約但尚未撥備：			
物業、廠房及設備	**2,254,206**	824,505	**470,149**
無形資產	**1,107,715**	1,784,066	—
可供出售投資	**35,040**	117,390	—
	3,396,961	2,725,961	**470,149**
已授權但尚未訂約：			
物業、廠房及設備	**17,665**	319,677	—
無形資產	—	2,820	—
對聯營公司的注資	—	70,000	—
	17,665	392,497	—

40. 合併現金流量表附註(續)

(b) 主要非現金交易

年內主要非現金交易載列如下：

	本集團	
	2007年	2006年
	人民幣千元	*人民幣千元*
根據重組作出的分派 *(附註13)*：		
(i) 物業、廠房及設備	**1,111,263**	—
(ii) 預付土地租賃款項	**229,087**	—
(iii) 補充養老金補貼撥備	**2,880,020**	—
(iv) 為補充養老金補貼撥備產生的遞延稅項資產	**846,670**	—
其他分派 *(附註13)*	**2,252,651**	—
重組期間產生的可抵稅資產重估增值而確認的遞延稅項資產 *(附註23)*	**1,051,303**	—
預付土地租賃款項出資 *(附註16)*	**3,074,967**	—

41. 或有負債

(a) 就重組訂立的協議，除本公司於重組後進行的業務構成或產生或與此有關的負債外，本公司毋須承擔任何其他負債，本公司也毋須個別或共同及個別承擔中鐵建總公司於重組前產生的債務和責任。中鐵建總公司亦承諾就以下事項向本公司作出彌償：有關核心業務於中鐵建總公司在重組前轉讓予本公司產生任何損失或損害、本公司因以本公司的新合同取代中鐵建總公司的舊合同以及因中鐵建總公司違反重組協議任何條文而蒙受或產生的任何損失或損害。本公司亦承諾就以下事項向中鐵建總公司作出彌償：中鐵建總公司因本公司違反重組協議任何條文而蒙受或產生的任何損害。

(b) 本集團在日常業務過程中涉及多項針對本集團的法律訴訟和索償。當管理層經考慮法律意見後對法律程序及索償的結果作出合理的估計，本集團將就有關法律程序及索償可能造成的損失計提撥備。當法律程序及索償的結果不能作合理估計或管理層認為損失的機會甚微，待決法律程序及索償則不作撥備。

(c) 本集團及本公司已向銀行就授予下列各方銀行融資作出擔保：

	本集團		本公司
	2007年	2006年	**2007年**
	人民幣千元	*人民幣千元*	*人民幣千元*
聯營公司 *(附註(i))*	**247,000**	115,000	–
共同控制實體	**5,228**	5,400	–
子公司	–	—	**9,463,310**
本公司的投資對象 *(附註(ii))*	**117,600**	—	**117,600**
最終控股公司的聯營公司 *(附註(iii))*	**30,000**	—	–
獨立第三方	**50,000**	90,000	–
	449,828	210,400	**9,580,910**

40. 合併現金流量表附註

(a) 出售一家子公司

2007年11月11日，本集團訂立一份出售協議，將本集團的全資子公司中鐵能源投資有限公司售予獨立第三方，出售代價為人民幣435,890,000元。於本財務表發佈之日，本集團已收到獨立第三方的代價。中鐵能源投資有限公司的主營業務是控股持有從事水利及水電設施投資和建設的實體。

	2007年 *人民幣千元*
出售下列淨資產：	
物業、廠房及設備 *(附註15)*	429,091
現金及銀行餘額	144,306
預付款項及其他應收款項	806
應付貿易款項	(49,639)
計息銀行及其他借款	(400,000)
其他應付款項及應計項目	(4,465)
	120,099
出售一家子公司所得收益 *(附註6)*	315,791
	435,890
按以下方式清償：	
現金	261,534
應從獨立第三方收回的款項	174,356
	435,890

就出售一間子公司產生的現金及現金等價物的淨流入量分析如下：

	2007年 *人民幣千元*
現金代價	261,534
出售所產生的現金及銀行結餘	(144,306)
就出售一間子公司產生的現金及現金等價物的淨流入量	117,228

39. 儲備

(a) 本集團

本集團的儲備金額及儲備變動列呈於財務報表第54至55頁合併權益變動表中。

(b) 本公司

	資本儲備 人民幣千元	可供出售投資 重估儲備 人民幣千元	累計損失 人民幣千元	總計 人民幣千元
本公司註冊成立時 *(附註(i))*	1,498,744	–	–	1,498,744
自2007年11月5日 （本公司註冊成立之日）起至 2007年12月31日 *(附註12)*	–	–	(61,990)	(61,990)
可供出售投資的公允價值變動 *(附註22)*	–	47,380	–	47,380
可供出售投資的公允價值變動 引起的遞延稅項負債 *(附註23)*	–	(11,845)	–	(11,845)
特別分派 *(附註(ii))*	–	–	(16,420)	(16,420)
於2007年12月31日	1,498,744	35,535	(78,410)	1,455,869

附註：

(i) 本公司於2007年11月5日註冊成立後，以每股人民幣1元的價格向中鐵建總公司發行80億股份，以抵換其向本公司轉讓的核心業務及若干預付土地租賃款項的淨值，結算差額記入資本儲備。

(ii) 根據重組，在本公司註冊成立後，本公司須向中鐵建總公司作出分派，分派金額為根據新頒布中國會計準則編製的經審計財務報表確定、本公司自2007年11月5日（本公司註冊成立之日）至2007年11月30日止期間產生的淨利潤。根據新中國會計準則，本公司自2007年11月5日（本公司註冊成立之日）至2007年11月30日的淨利潤約為人民幣16,420,000元，因此，本公司向中鐵建總公司作出特別分派人民幣16,420,000元。

37. 撥備

年內對未決訴訟的撥備變動如下：

	本集團	
	2007年 人民幣千元	2006年 人民幣千元
年初	**11,999**	8,028
年內撥備	**789**	10,698
年內已動用	**(5,178)**	(6,727)
年末	**7,610**	11,999
劃入流動負債的部分	**(7,610)**	—
非即期部分	**—**	11,999

本集團已經在由於工程承包合同引起的本公司子公司為被告的多個訴訟及索償中被提起。關於這些訴訟及索償的撥備已根據董事的最佳估計及本公司法律顧問的建議在資產負債表日作出。原告於2007年12月31日針對本集團提起的最高索償額約為人民幣11,253,000元（2006年：人民幣20,346,000元）。

38. 已發行股本

	2007年	
	股份數目	面值 人民幣千元
已登記、發行及繳足:		
— 每股面值人民幣1.00元的國家法人股	**8,000,000,000**	**8,000,000**

本公司於2007年11月5日註冊成立，初始登記股本人民幣80億元拆分成80億股每股面值人民幣1.00元的股份。中鐵建總公司已獲發售80億股每股面值人民幣1.00元的國家法人股，相關股份全部按已繳足貸入，作為根據財務報表附註1所載的重組向本公司轉讓核心業務連同若干預付土地租賃款項的代價。

35. 補充養老金補貼及提早退休福利撥備*(續)*

(d) 精算估值所用的主要精算假設如下：

	本集團	
	2007年	2006年
貼現率	**4.5%**	3.3%
醫療成本趨勢率	**8.0%**	8.0%
提早退休者的薪金及補充福利通脹率	**2.5%**	2.5%

死亡率假設是高於中國居民平均壽命以上約兩年。

(e) 醫療成本的假設增加率每一個百分點的變動將有下列影響：

	本集團	
	2007年	2006年
	人民幣千元	*人民幣千元*
對利息成本的影響增加	**—**	1,030
對利息成本的影響減少	**—**	(870)
對界定福利義務的影響增加	**100**	31,760
對界定福利義務的影響減少	**(90)**	(26,780)

36. 遞延收入

本集團已收到中國鐵道部的政府補助，為與客戶相關鐵路項目中機械及設備的採購提供財政補貼，有關款項將按直線基準在相關機械及設備的預計可使用年限10年內確認作收入。

年內流動及非流動負債下呈列有關政府補助的遞延收入變動如下：

	本集團	
	2007年	2006年
	人民幣千元	*人民幣千元*
年初賬面值	**210,150**	217,228
年內已收	**3,000**	—
年內計入合併利潤表 *(附註6)*	**(17,379)**	(7,078)
年末賬面值	**195,771**	210,150
劃入其他應付款項及應計項目的即期部分 *(附註32)*	**(18,079)**	(14,079)
非即期部分	**177,692**	196,071

35. 補充養老金補貼及提早退休福利撥備(續)

除了上述國家發起的退休計劃及補充養老金補貼之外，本集團還為若干僱員實施提早退休計劃。於資產負債表日，本集團對補充養老金補貼及提早退休福利的義務由香港獨立精算師－韜睿諮詢公司用計劃單位信用精算成本法計算，該精算師是美國精算師公會的會員。

合併利潤表中確認的淨福利開支組成部分以及資產負債表中確認的款項概述如下：

(a) 補充養老金補貼(根據重組由中鐵建總公司自2007年1月1日起承擔)及提早退休福利的撥備，於資產負債表中確認，釐定如下：

	本集團		本公司
	2007年	2006年	**2007年**
	人民幣千元	*人民幣千元*	*人民幣千元*
界定福利義務的現值	**7,446,410**	11,468,590	**43,060**
未確認精算收益／(虧損)淨額	**299,200**	(218,340)	**–**
資產負債表上的界定福利負債	**7,745,610**	11,250,250	**43,060**
劃入流動負債的部分	**(1,077,140)**	(1,080,490)	**(6,180)**
非即期部分	**6,668,470**	10,169,760	**36,880**

(b) 資產負債表上為補充養老金補貼及提早退休福利所作的撥備變動如下：

	本集團		本公司
	2007年	2006年	**2007年**
	人民幣千元	*人民幣千元*	*人民幣千元*
年／期初淨負債	**11,250,250**	11,614,720	**–**
於註冊成立時注入本公司	**–**	—	**43,948**
年／期內已付福利	**(889,100)**	(759,690)	**(910)**
根據重組分派予中鐵建總公司(*附註13*)	**(2,880,020)**	—	**–**
合併利潤表中確認的淨開支(*附註9*)	**264,480**	395,220	**–**
本公司利潤表中確認的淨開支	**–**	—	**22**
年／期末淨負債	**7,745,610**	11,250,250	**43,060**

(c) 本集團於合併利潤表中確認的淨開支分析如下：

	本集團	
	2007年	2006年
	人民幣千元	*人民幣千元*
利息成本	**264,480**	395,220

34. 融資租賃應付款

本集團租賃其若干機械用於工程承包業務。這些租賃劃入融資租賃，餘下租期介乎兩至三年。在租期屆滿後，本集團可選擇按面額購買機械。

於資產負債表日，本集團融資租賃下未來最低租賃付款總額及其現值如下：

本集團

	最低租賃付款		最低租賃付款現值	
	2007年	2006年	**2007年**	2006年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
須按以下期限支付的款項：				
一年內	**87,932**	59,610	**79,431**	48,532
第二年內	**79,816**	58,403	**75,312**	50,628
第三至五年內（包括首尾兩年）	**15,852**	45,088	**12,677**	42,643
最低融資租賃付款總額	**183,600**	163,101	**167,420**	141,803
未來融資支出	**(16,180)**	(21,298)		
合計融資租賃應付款淨額	**167,420**	141,803		
劃入流動負債的部分 *(附註33)*	**(79,431)**	(48,532)		
非即期部分 *(附註33)*	**87,989**	93,271		

融資租賃應付款的實際年利率介乎7.7%至12.9%（2006年：7.3%至11.8%）。融資租賃應付款的賬面值與其公允價值相近。

根據融資租賃所持本集團的物業、廠房及設備的賬面淨值計入機械總額，於2007年12月31日為人民幣171,113,000元（2006年：人民幣145,852,000元）（附註15）。

35. 補充養老金補貼及提早退休福利撥備

本集團已向於2007年1月1日之前退休的僱員支付補充養老金補貼（包括退休後醫療福利）。根據重組，中鐵建總公司同意承擔自2007年1月1日起本集團已退休僱員的補充養老金補貼（包括退休後醫療福利）的責任。於2007年1月1日之後，本集團已終止於2007年1月1日之後退休的僱員的補充養老金補貼計劃（包括退休後醫療福利）。

33. 計息銀行及其他借款(續)

於2007年12月31日，本公司若干計息銀行及其他借款為人民幣215百萬元，由本公司的子公司擔保(附註41(d))。

其他利率資料：

本集團

	2007年		2006年	
	固定利率	浮動利率	固定利率	浮動利率
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
銀行貸款－無抵押	**16,403,001**	**5,576,479**	11,120,110	5,401,288
銀行貸款－已抵押	**164,880**	**817,444**	140,550	125,034
其他借款－無抵押	**759,128**	**61,734**	259,498	52,113
其他借款－已抵押	**167,420**	**—**	141,803	—
公司債券－無抵押	**2,013,057**	**—**	—	—

本公司

	2007年	
	固定利率	浮動利率
	人民幣千元	人民幣千元
銀行貸款－無抵押	**5,366,993**	**852,446**
公司債券－無抵押	**2,013,057**	**—**

即期銀行及其他借款及非即期浮動利率銀行及其他借款的賬面值與其公允價值相近。

本集團的非即期固定利率銀行及其他借款的賬面值及公允價值分別如下：

本集團

	2007年		2006年	
	賬面值	公允價值	賬面值	公允價值
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
銀行貸款－無抵押	**2,080,260**	**1,911,515**	2,200,378	2,109,380
銀行貸款－已抵押	**7,800**	**7,833**	28,200	29,427
其他借款－無抵押	**67,630**	**64,300**	3,276	3,297
其他借款－已抵押	**87,989**	**95,667**	93,271	93,877
	2,243,679	**2,079,315**	2,325,125	2,235,981

於2007年12月31日，本公司的非即期無抵押銀行貸款的賬面值為人民幣1,564,938,000元，按固定利率計算公允價值為人民幣1,435,096,000元。

本集團及本公司的非即期固定利率銀行及其他借款的公允價值已按各資產負債表日的現行利率折現預期未來現金流量計算。

33. 計息銀行及其他借款（續）

	本集團		本公司
	2007年	2006年	2007年
	人民幣千元	人民幣千元	人民幣千元
計息銀行及其他借款			
以下列貨幣計值：			
一 人民幣	**25,106,536**	16,923,461	**7,488,144**
一 歐元	**741,010**	316,935	**628,778**
一 美元	**115,597**	—	**115,574**
	25,963,143	17,240,396	**8,232,496**

於資產負債表日，計息銀行及其他借款的到期情況如下：

	本集團		本公司
	2007年	2006年	2007年
	人民幣千元	人民幣千元	人民幣千元
分析為：			
須按以下期限償還的銀行貸款：			
一年內	**17,920,687**	12,157,814	**4,175,574**
第二年內	**1,308,019**	1,541,102	**80,751**
第三至五年內（包括首尾兩年）	**2,238,141**	1,809,844	**1,291,561**
五年以上	**1,494,957**	1,278,222	**671,553**
	22,961,804	16,786,982	**6,219,439**
須按以下期限償還的其他借款（包括融資租賃應付款）：			
一年內	**832,663**	356,867	**—**
第二年內	**142,942**	53,904	**—**
第三至五年內（包括首尾兩年）	**12,677**	42,643	**—**
	988,282	453,414	**—**
公司債券應付款：			
一年內	**2,013,057**	—	**2,013,057**
	25,963,143	17,240,396	**8,232,496**

上述已抵押銀行貸款受若干資產抵押，其賬面值如下：

	本集團	
	2007年	2006年
	人民幣千元	人民幣千元
物業、廠房及設備（*附註15*）	**203,714**	459,487
預付土地租賃款項（*附註16*）	**48,753**	30,120
無形資產（*附註17*）	**198,412**	—
開發中物業	**700,894**	—
存貨（*附註24*）	**188,469**	—
定期存款（*附註30*）	**20,000**	—

於2006年12月31日，子公司若干計息銀行及其他借款總計人民幣3,561百萬元由最終控股公司擔保（附註43(a)(iv)）。於本公司註冊成立後，該等擔保已經被解除並被本公司簽署的企業擔保取代。

32. 其他應付款項及應計項目(續)

非即期其他應付款項的加權平均實際利率如下：

	2007年	2006年
實際利率	6.9%	6.0%

加權平均實際利率是參照相似還款期內針對無抵押銀行貸款採用的現行商業銀行借款利率釐定。

即期其他應付款項的賬面值與其公允價值相近。此外，由於非即期其他應付款項已經基於實際利率折算，故非即期其他應付款項的賬面值與其公允價值相近。

33. 計息銀行及其他借款

	實際利率 (%)	年期	本集團 2007年 人民幣千元	本集團 2006年 人民幣千元	本公司 2007年 人民幣千元
即期					
融資租賃應付款 *(附註34)*	7.7-12.9	2008	**79,431**	48,532	–
短期銀行貸款：					
— 無抵押	4.0-9.8	2008	**16,434,823**	11,245,274	**4,115,574**
— 已抵押	4.8-9.3	2008	**386,880**	173,550	–
短期其他貸款：					
— 無抵押	3.8-7.3	2008	**749,956**	238,903	–
短期公司債券					
— 無抵押	3.8-4.0	2008	**2,013,057**	—	**2,013,057**
長期銀行貸款的即期部分：					
— 無抵押	0.8-7.6	2008	**797,484**	738,990	**60,000**
— 已抵押	6.1-7.8	2008	**301,500**	—	–
長期其他貸款的即期部分：					
— 無抵押	13.3	2008	**3,276**	69,432	–
			20,766,407	12,514,681	**6,188,631**
非即期					
融資租賃應付款 *(附註34)*	7.7-12.9	2009-2010	**87,989**	93,271	–
長期銀行貸款：					
— 無抵押	0.8-10.8	2009-2024	**4,747,173**	4,537,134	**2,043,865**
— 已抵押	6.1-11.7	2009-2017	**293,944**	92,034	–
長期其他貸款：					
— 無抵押	7.0	2009	**67,630**	3,276	–
			5,196,736	4,725,715	**2,043,865**
			25,963,143	17,240,396	**8,232,496**

31. 應付貿易款項及應付票據(續)

非即期應付貿易款項及應付票據的加權平均實際利率如下：

	2007年	2006年
實際利率	**6.9%**	6.0%

加權平均實際利率是參照相似還款期內針對無抵押銀行貸款採用的現行商業銀行借款利率釐定。

即期應付貿易款項及應付票據的賬面值與其公允價值相近。此外，由於非即期應付貿易款項及應付票據已經基於實際利率折算，故非即期應付貿易款項及應付票據的賬面值與其公允價值相近。

本集團的應付票據由已抵押銀行存款抵押，於2007年12月31日約為人民幣597,111,000元(2006年：人民幣336,234,000元)(附註30)。

32. 其他應付款項及應計項目

	本集團		本公司
	2007年	2006年	**2007年**
	人民幣千元	*人民幣千元*	*人民幣千元*
客戶墊款	**32,624,866**	22,023,154	**1,720,748**
應計薪金、工資及福利	**4,735,751**	4,167,963	**32,998**
其他應繳稅項	**1,725,087**	1,785,944	**–**
遞延收入的即期部分(*附註36*)	**18,079**	14,079	**–**
其他*	**14,478,468**	10,332,633	**2,211,459**
	53,582,251	38,323,773	**3,965,205**
劃入流動負債的部分	**(53,199,850)**	(38,048,543)	**(3,506,927)**
非即期部分	**382,401**	275,230	**458,278**

* 其他主要是指代表本集團支付予分包商的應付款項、收自分包商的按金及履約保證金、購買機械與設備的應付款項及維修與保養的應付款項。

應付最終控股公司、同系子公司、共同控制實體、聯營公司及子公司的款項計入其他應付款項及應計項目，可分析如下：

	本集團		本公司
	2007年	2006年	**2007年**
	人民幣千元	*人民幣千元*	*人民幣千元*
最終控股公司	**1,042,537**	179,841	**–**
同系子公司	**370,598**	352,929	**–**
共同控制實體	**152,227**	59,750	**58,055**
聯營公司	**80,535**	237	**–**
子公司	**–**	—	**1,388,010**
	1,645,897	592,757	**1,446,065**

上述款項無抵押，免息，及無固定還款期。

2007年12月31日之後，最終控股公司及同系子公司於2007年12月31日的非貿易餘額已結清。

30. 現金及現金等價物及抵押存款(續)

人民幣不可自由地兌換為其他貨幣。然而，根據中國內地的外匯管理條例及規定，本集團獲准通過獲授權經營外匯業務的銀行，用人民幣兌換其他貨幣。

銀行存款按基於每日銀行存款利率的浮動利率計息。短期定期存款期限為三個月到一年，按各自的定期存款利率計息。銀行結餘及已抵押存款存置於最近無不履約紀錄、信譽良好的銀行。資產負債表中的現金及現金等價物及抵押存款的賬面值與其公允價值相近。

31. 應付貿易款項及應付票據

應付貿易款項及應付票據為免息，通常在60至180天結算。對於本集團進行建築工程應付的保證金，到期期限通常為建築工程完工後的1至6年。

	本集團		本公司
	2007年	2006年	**2007年**
	人民幣千元	*人民幣千元*	*人民幣千元*
應付貿易款項及應付票據	**45,418,021**	38,250,699	**241,102**
劃入流動負債的部分	**(44,676,793)**	(37,512,875)	**(241,102)**
非即期部分	**741,228**	737,824	**–**

於資產負債表日，基於發票日期計算本集團及本公司應付貿易款項及應付票據的賬齡分析如下：

	本集團		本公司
	2007年	2006年	**2007年**
	人民幣千元	*人民幣千元*	*人民幣千元*
6個月內	**34,658,770**	24,344,581	**199,889**
6個月至1年	**7,351,934**	9,008,652	**31,709**
1至2年	**1,893,723**	3,026,302	**9,504**
2至3年	**933,849**	1,362,828	**–**
3年以上	**579,745**	508,336	**–**
	45,418,021	38,250,699	**241,102**

應付同系子公司、聯營公司及子公司的款項計入應付貿易款項及應付票據，可分析如下：

	本集團		本公司
	2007年	2006年	**2007年**
	人民幣千元	*人民幣千元*	*人民幣千元*
同系子公司	**14,846**	—	**–**
聯營公司	**100,401**	5,907	**–**
子公司	**–**	—	**29,678**
	115,247	5,907	**29,678**

上述款項無抵押，免息，及其還款期與同系子公司、聯營公司及子公司向其主要客戶提供的信貸期相似。

29. 以公允價值計量且其變動計入損益的金融資產

	本集團		本公司
	2007年	2006年	**2007年**
	人民幣千元	*人民幣千元*	*人民幣千元*
債券投資：			
一在中國內地上市，按市值	**800**	800	**—**
股本投資：			
一在中國內地上市，按市值	**124,331**	64,427	**123,798**
	125,131	65,227	**123,798**
按發行人對以公允價值計量且其變動計入損益的金融資產分析如下：			
一中央政府及中央銀行	**800**	800	**—**
一銀行及其他金融機構	**5,207**	—	**5,207**
一企業實體	**119,124**	64,427	**118,591**
	125,131	65,227	**123,798**

30. 現金及現金等價物及抵押存款

	本集團		本公司
	2007年	2006年	**2007年**
	人民幣千元	*人民幣千元*	*人民幣千元*
現金及銀行結餘	**23,971,215**	18,537,051	**2,015,928**
定期存款	**3,517,079**	3,232,060	**40,000**
	27,488,294	21,769,111	**2,055,928**
減：以下各項已抵押銀行結餘			
一應付票據 *(附註31)*	**(597,111)**	(336,234)	**—**
一項目投標	**(681,031)**	(452,031)	**—**
減：以下各項已抵押定期存款			
一銀行貸款 *(附註33)*	**(20,000)**	—	**—**
一聯營公司的銀行貸款 *(附註43)*	**—**	(20,000)	**—**
	(1,298,142)	(808,265)	**—**
資產負債表中的現金及現金等價物	**26,190,152**	20,960,846	**2,055,928**
減：購入時原定三個月或以上到期的無抵押定期存款	**(3,001,661)**	(2,587,211)	
合併現金流量表中的現金及現金等價物	**23,188,491**	18,373,635	
現金及銀行結餘及定期存款以下列貨幣列值：			
一人民幣	**24,781,758**	20,288,033	**1,889,019**
一美元	**1,187,778**	852,257	**134,432**
一其他貨幣	**1,518,758**	628,821	**32,477**
	27,488,294	21,769,111	**2,055,928**

28. 預付款項、按金及其他應收款項(續)

按金及其他應收款項的減值準備變動如下：

	本集團	
	2007年	2006年
	人民幣千元	*人民幣千元*
年初	**298,726**	277,022
年內減值／(減值撥回)(附註7)	**(20,944)**	42,614
撤銷	**(68,119)**	(20,910)
年末	**209,663**	298,726

賬面值為人民幣842,285,000元(2006年：人民幣1,018,391,000元)的個別減值的按金及其他應收款項之準備人民幣209,663,000元(2006年：人民幣298,726,000元)已計入上述按金及其他應收款項減值準備。個別減值的按金及其他應收貿易款項與處於財政困難或者違約或拖欠付款的客戶有關，預計只可收回其部分應收款項。本集團未就該等餘額而持有任何抵押或其他信貸提升保障。

應收最終控股公司、同系子公司、共同控制實體、聯營公司及子公司的款項計入上述項目，分析如下：

	本集團		本公司
	2007年	2006年	**2007年**
	人民幣千元	*人民幣千元*	*人民幣千元*
最終控股公司	**–**	1,434,405	**351,136**
同系子公司	**–**	106,688	**–**
共同控制實體	**387,925**	126,136	–
聯營公司	**415,221**	11,580	–
子公司	**–**	–	**4,801,939**
	803,146	1,678,809	**5,153,075**

上述款項無抵押，免息，並無固定還款期。

於本年度，應收最終控股公司金額人民幣2,252,651,000元(2006年：無)(計入預付款項、按金及其他應收款項)已劃出並視作分派處理(附註13)。

非即期按金及其他應收款項的加權平均實際利率如下：

	2007年	2006年
實際利率	**6.9%**	6.0%

加權平均實際利率是參照相似還款期內針對無抵押銀行貸款採用的現行商業銀行借款利率釐定。

即期按金及其他應收款項的賬面值與其公允價值相近。此外，由於本集團的非即期按金其他應收款項已經基於實際利率折算，故非即期其他應收款項的賬面值與其公允價值相近。

27. 應收貿易款項及應收票據(續)

應收最終控股公司、同系子公司、共同控制實體及聯營公司的款項計入應收貿易款項及應收票據，分析如下：

	本集團	
	2007年 人民幣千元	2006年 人民幣千元
最終控股公司	—	4,496
同系子公司	107,084	78,421
共同控制實體	4,321	14,328
聯營公司	46,709	87,709
	158,114	184,954

上述款項無抵押，其還款期與提供予本集團主要客戶的信用期相似。截至2006年12月31日止年度，除款項人民幣4,650,000元的年利率為8.0%之外，其餘款項均免息。

非即期應收貿易款項及應收票據的加權平均實際利率如下：

	2007年	2006年
實際利率	6.9%	6.0%

加權平均實際利率參考具有相似期限的無抵押銀行貸款的現行商業銀行借款利率設定。

即期應收貿易款項及應收票據的賬面值與其公允價值相近。此外，由於本集團的非即期應收貿易款項及應收票據已經基於實際利率折算，故非即期應收貿易款項及應收票據的賬面值與其公允價值相近。

28. 預付款項、按金及其他應收款項

	本集團		本公司
	2007年 人民幣千元	2006年 人民幣千元	2007年 人民幣千元
向供應商墊款	13,375,754	10,694,037	2,163,802
預付款項	98,902	156,695	—
按金及其他應收款項*	10,150,512	10,734,683	4,152,549
	23,625,168	21,585,415	6,316,351
劃入流動資產的部分	(23,543,418)	(21,524,630)	(6,316,351)
非即期部分	81,750	60,785	—

* 按金及其他應收款項主要是指本集團業務營運所需的投標保證、履約保證及各種按金。

按金及其他應收款項賬齡分析(無論個別或共同均不視為減值)如下：

	本集團		本公司
	2007年 人民幣千元	2006年 人民幣千元	2007年 人民幣千元
並未到期或減值	9,517,890	10,015,018	4,152,549

並未到期或減值的按金及其他應收款項與近期無拖欠款記錄的結餘有關。

27. 應收貿易款項及應收票據*(續)*

於資產負債表日，基於發票日期並扣除應收貿易款項的減值準備計算本集團及本公司的應收貿易款項及應收票據賬齡分析如下：

	本集團		本公司
	2007年	2006年	**2007年**
	人民幣千元	*人民幣千元*	***人民幣千元***
6個月內	**22,850,161**	14,056,279	**3,518**
6個月至1年	**4,678,012**	5,717,934	**—**
1至2年	**2,376,177**	2,767,670	**—**
2至3年	**909,552**	928,383	**8,225**
3年以上	**484,933**	530,859	**—**
	31,298,835	24,001,125	**11,743**

應收貿易款項及應收票據的賬齡分析(無論個別或共同均不視為減值)如下：

	本集團		本公司
	2007年	2006年	**2007年**
	人民幣千元	*人民幣千元*	***人民幣千元***
並未到期或減值	**25,840,190**	17,681,936	**10,783**
到期但未減值：			
過期不足3個月	**552,478**	797,805	**—**
過期3至6個月	**253,318**	662,707	**—**
過期6個月以上	**459,040**	819,734	**960**
	27,105,026	19,962,182	**11,743**

並未到期或減值的應收款項與大量並無近期欠賬記錄之分散客戶有關。

到期但未減值的應收款項與多名與本集團有良好交易記錄的獨立客戶有關。根據以往經驗，董事認為由於信用質素並無重大變化，且該等餘額仍被視為可全額收回，故無需就該等餘額作減值準備。本集團未就該等餘額而持有任何抵押或其他信貸提升保障。

應收貿易款項的減值準備變動如下：

	本集團	
	2007年	2006年
	人民幣千元	*人民幣千元*
年初	**711,253**	668,569
年內減值／(減值撥回) *(附註7)*	**(24,067)**	79,016
撇銷	**(69,893)**	(36,332)
年末	**617,293**	711,253

賬面值為人民幣4,811,102,000元(2006年：人民幣4,750,196,000元)的個別減值的應收貿易款項之準備人民幣617,293,000元(2006年：人民幣711,253,000元)已計入上述應收貿易款項減值準備。個別減值的應收貿易款項與處於財政困難或者違約或拖欠付款的客戶有關，預計只可收回其部分應收款項。本集團未就該等餘額而持有任何抵押或其他信貸提升保障。

26. 工程承包合同（續）

應收最終控股公司、同系子公司和聯營公司的款項計入就合同工程應收合同客戶的款項總額，分析如下：

	本集團	
	2007年 *人民幣千元*	2006年 *人民幣千元*
最終控股公司	**–**	4,261
同系子公司	**61,072**	56,063
聯營公司	**–**	4,923
	61,072	65,247

應付同系子公司的款項計入就合同工程應付合同客戶的款項總額，可分析如下：

	本集團	
	2007年 *人民幣千元*	2006年 *人民幣千元*
同系子公司	**249,123**	11,021

上述款項無抵押，免息，及其還款期與本集團的主要客戶獲提供的信用期相似。

27. 應收貿易款項及應收票據

本集團的主要客戶是中國政府機構及其他國有企業。本集團的大部分收入通過工程承包項目產生，並按照監管相關交易的合同中指定的條款結算。本集團尚未授予建設服務客戶標準及統一的信用期限。個別建設服務客戶的信用期限視情況而定，並列明於工程承包合同中(如適當)。就產品銷售而言，可授予還款記錄良好的大型或長期客戶介乎30至90天的信用期限。來自小型、新增或短期客戶的收入通常預期在緊隨提供服務或送達貨品之後立即結算。本集團未就小型、新增及短期客戶設定信用期限。對於本集團實施的建築工程應收的保證金，到期日一般介乎建築工程竣工後1至6年。應收貿易款項及應收票據為免息。

	本集團		本公司
	2007年 *人民幣千元*	2006年 *人民幣千元*	**2007年** *人民幣千元*
應收票據	**162,108**	150,071	**–**
應收貿易款項	**26,521,634**	19,752,297	**4,247**
應收保證金	**5,232,386**	4,810,010	**7,496**
減值準備	**(617,293)**	(711,253)	**–**
	31,298,835	24,001,125	**11,743**
劃入流動資產的部分	**(30,265,003)**	(22,430,313)	**(11,743)**
非即期部分	**1,033,832**	1,570,812	**–**

23. 遞延稅項資產及遞延稅項負債(續)

於2007年12月31日，就本集團於中國產生的稅項虧損尚未確認的遞延稅項資產為人民幣69,929,000元(2006年：人民幣56,535,000元)，最多可抵消虧損公司的未來五年的應課稅利潤。由於認為不可能有可供動用稅項虧損的應課稅利潤，故未就稅項虧損確認遞延稅項資產。

於2007年12月31日，由於本集團無須為分派該等款項承擔附加稅項，故本集團的若干子公司、共同控制實體或聯營公司對未分派盈利應繳的稅項沒有大量未確認遞延稅項負債(2006年：無)。

本公司向其股東支付股息並不附有所得稅後果。

24. 存貨

	本集團		本公司
	2007年	2006年	**2007年**
	人民幣千元	*人民幣千元*	*人民幣千元*
原材料	**4,493,410**	3,479,774	**3,778**
在製品	**706,233**	847,270	**–**
製成品	**787,859**	581,212	**–**
零部件	**2,039,387**	1,086,213	**–**
	8,026,889	5,994,469	**3,778**

於2007年12月31日，本集團的若干計息銀行及其他借款由本集團的若干存貨作為抵押，賬面總值約為人民幣188,469,000元(2006年：無)(附註33)。

25. 已竣工待售物業

	本集團	
	2007年	2006年
	人民幣千元	*人民幣千元*
成本	**429,807**	387,912
減值準備	**(77,409)**	(91,508)
	352,398	296,404

26. 工程承包合同

	本集團		本公司
	2007年	2006年	**2007年**
	人民幣千元	*人民幣千元*	*人民幣千元*
就合同工程應收合同客戶的款項總額	**35,928,314**	28,054,058	**1,138,383**
就合同工程應付合同客戶的款項總額	**(17,391,764)**	(14,408,867)	**–**
	18,536,550	13,645,191	**1,138,383**
所致合同成本加上已確認利潤減去迄今已確認虧損	**522,645,730**	356,352,731	**1,988,231**
減：已收及應收按進度結算款項	**(504,109,180)**	(342,707,540)	**(849,848)**
	18,536,550	13,645,191	**1,138,383**

23. 遞延稅項資產及遞延稅項負債

在年內，遞延稅項資產及遞延稅項負債的變動如下：

	本集團		本公司
	2007年	2006年	**2007年**
	人民幣千元	*人民幣千元*	*人民幣千元*
年／期初淨額	**3,292,051**	3,583,470	**–**
於註冊成立時注入本公司	**–**	—	**12,448**
年／期內利潤表扣除的遞延稅項 *(附註11)*	**(519,754)**	(291,419)	**(1,621)**
年／期內自權益扣除的遞延稅項：			
(i) 重組重估盈餘的遞延稅項資產	**1,051,303**	—	**–**
(ii) 根據重組向中鐵建總公司補充養老金補貼撥備的遞延稅項資產 *(附註13)*	**(846,670)**	—	**–**
(iii) 可供出售投資的公允價值變動引起的遞延稅項負債	**(31,688)**	—	**(11,845)**
年／期末淨額	**2,945,242**	3,292,051	**(1,018)**

本集團及本公司的遞延稅項資產及遞延稅項負債歸於以下項目，反映在資產負債表中：

	本集團		本公司
	2007年	2006年	**2007年**
	人民幣千元	*人民幣千元*	*人民幣千元*
遞延稅項資產：			
為補充養老金補貼及提早退休福利作出的撥備	**1,842,552**	3,395,518	**10,827**
資產的減值準備	**142,718**	264,173	**–**
為工程承包合同的可預見損失作出的撥備	**50,761**	188,653	**–**
可用於抵銷未來應稅收入的稅項虧損	**42,655**	245	**–**
應計項目及撥備	**35,916**	69,894	**–**
重組重估盈餘的附加稅項扣減	**1,018,657**	—	**–**
其他	**6,977**	9,648	**–**
	3,140,236	3,928,131	**10,827**
遞延稅項負債：			
確認工程承包合同的收入	**(163,306)**	(221,082)	**–**
為員工福利基金作出的撥備	**–**	(414,998)	**–**
可供出售投資	**(31,688)**	—	**(11,845)**
	(194,994)	(636,080)	**(11,845)**
	2,945,242	3,292,051	**(1,018)**

22. 可供出售投資（續）

未上市股本投資是在中國成立的私營實體發行的股本證券，在每個資產負債表日按成本減去減值計量，因為其合理公允價值估計的範圍很大，以至於董事認為，其公允價值不能可靠地計量。本集團近期無出售該等證券的意向。

	本集團		本公司
	2007年	2006年	**2007年**
	人民幣千元	*人民幣千元*	*人民幣千元*
發行人可供出售投資分析如下：			
一中央政府及中央銀行	**2,062**	2,430	–
一銀行及其他金融機構	**263,118**	50,442	**155,788**
一企業實體	**607,238**	484,939	**91,179**
	872,418	537,811	**246,967**

可供出售投資的減值準備變動如下：

	本集團	
	2007年	2006年
	人民幣千元	*人民幣千元*
年初	**18,432**	18,572
年內減值 *(附註7)*	**4,035**	951
撇銷	**(10,006)**	(1,091)
年末	**12,461**	18,432

本集團於本年度可供出售投資直接確認入權益的總收益共計人民幣269,628,000元(2006年：無)。

從2007年11月5日本公司註冊成立至2007年12月31日止期間，本公司的可供出售投資確認入權益的總收益共計人民幣47,380,000元(附註39(b))。

上市股本及債務投資的公允價值乃基於市場報價計算。

21. 持至到期投資

	本集團	
	2007年	2006年
	人民幣千元	*人民幣千元*
債務投資：		
一在中國內地上市	**6,858**	7,447
一非上市	**36,500**	316,724
	43,358	324,171
劃入流動資產的部分	**(25,000)**	(305,038)
非即期部分	**18,358**	19,133
發行人對持至到期投資分析如下：		
一中央政府及中央銀行	**2,059**	2,167
一企業實體	**41,299**	322,004
	43,358	324,171

持至到期投資的減值準備變動如下：

	本集團	
	2007年	2006年
	人民幣千元	*人民幣千元*
年初	**—**	500
撤銷	**—**	(500)
年末	**—**	—

於本年度，持至到期投資的實際年利率介乎4.0%至5.3%（2006年：4.0%至5.3%）。持至到期投資的賬面值與其公允價值相近。

22. 可供出售投資

	本集團		本公司
	2007年	2006年	**2007年**
	人民幣千元	*人民幣千元*	***人民幣千元***
在中國內地上市的股本投資， 按公允價值	**330,684**	6,654	**155,788**
未上市股本投資，按成本值	**551,931**	547,159	**91,179**
減值準備	**(12,461)**	(18,432)	**—**
	539,470	528,727	**91,179**
在中國內地上市的債券投資，按公允價值	**2,264**	2,430	**—**
	872,418	537,811	**246,967**

20. 於聯營公司的權益(續)

本集團主要聯營公司的詳情如下：

公司名稱	成立、註冊及經營的地點及日期	已發行及繳足股本 千元	本公司應佔股本權益百分比 直接	間接	主要業務
蛇口興華實業股份有限公司	中國 1983年11月19日	人民幣46,377	—	33	房地產開發
北京中鐵建協工程技術諮詢有限公司	中國 2001年4月15日	人民幣5,000	—	49	技術諮詢
上海先科橋樑隧道檢測加固工程技術有限公司	中國 2005年11月1日	人民幣4,000	—	48	橋樑檢測
中鐵交通國際工程技術有限公司	中國 2007年3月11日	人民幣200,000	—	35	勘察設計及諮詢
武漢貝通科技有限公司	中國 2000年7月25日	人民幣500	—	34	製造及銷售微電子產品及設備
北京中鐵節能公司	中國 2002年9月10日	人民幣8,050	—	23	技術開發及諮詢

由於上述若干公司並無註冊英文名稱，因此這些英文名稱均由本公司管理層按這些公司的中文名稱盡量直譯而來。

上表所列本集團的聯營公司均為董事認為主要影響本集團於本年的業績或構成本集團於2007年12月31日的大部分資產淨值的公司。董事認為，詳列其他子公司、共同控制實體及聯營公司的數據將使報表過於冗長。

下表載明本集團的聯營公司的概要財務信息，節錄自這些公司的經審計財務報表或管理賬目：

	本集團 2007年 人民幣千元	本集團 2006年 人民幣千元
聯營公司財務狀況合計：		
資產	**1,915,087**	2,284,456
負債	**1,292,976**	1,346,608
聯營公司業績合計：		
收入	**1,040,576**	902,048
利潤	**46,888**	962

19. 於共同控制實體的權益(續)

下表載明本集團的共同控制實體的概要財務信息：

	本集團	
	2007年	2006年
	人民幣千元	*人民幣千元*
應佔共同控制實體的資產及負債：		
流動資產	**282,658**	220,470
非流動資產	**1,363**	3,371
流動負債	**(163,138)**	(155,182)
非流動負債	**(49,069)**	(278)
資產淨值	**71,814**	68,381
應佔共同控制實體的業績：		
收入	**51,705**	41,242
其他收入	**11,293**	11,598
	62,998	52,840
總開支	**(47,843)**	(20,708)
稅項	**(531)**	(6,597)
稅後利潤	**14,624**	25,535

20. 於聯營公司的權益

	本集團	
	2007年	2006年
	人民幣千元	*人民幣千元*
應佔資產淨值	**258,822**	371,545
減值準備	**(1,851)**	(5,810)
	256,971	365,735

19. 於共同控制實體的權益

	本集團		本公司
	2007年	2006年	**2007年**
	人民幣千元	*人民幣千元*	*人民幣千元*
未上市投資，按成本	—	—	**62,580**
應佔資產淨值	**71,814**	68,381	**—**
	71,814	68,381	**62,580**

本集團主要共同控制實體的詳情如下：

公司名稱	成立、註冊及經營的地點及日期	已發行及繳足股本 千元	本公司應佔股本權益百分比 直接	間接	主要業務
HK ACE Joint Venture	香港 1999年6月2日	—	25	—	建築
新華錦集團青島錦源房地產開發有限公司	中國 2003年2月27日	人民幣10,000元	—	49	房地產開發
湖北萬佳房地產開發有限公司	中國 2002年10月31日	人民幣10,000元	—	40	房地產開發
Chun Wo-Henryvicy-CRCC -Queensland Rail Joint Venture	香港 1999年3月11日	—	20	—	建築
Chun Wo-Henryvicy-CRCC Joint Venture	香港 2000年9月7日	—	25	—	建築

由於上述若干公司並無註冊英文名稱，因此這些英文名稱均由本公司管理層按這些公司的中文名稱儘量直譯而來。

上表所列本集團的共同控制實體均為董事認為主要影響本集團於本年度的業績或構成本集團於2007年12月31日的大部分資產淨值的公司。董事認為，詳列其他共同控制實體的數據將使報表過於冗長。

18. 於子公司的投資(續)

公司名稱	註冊成立／註冊及運營地點及日期	已發行及繳足／註冊股本 千元	本公司應佔股本權益百分比 直接	間接	主要業務
子公司(續)					
中鐵第五勘察設計院集團有限公司	中國 2001年12月28日	人民幣105,000元	100	—	勘察設計及諮詢
中鐵上海設計院集團有限公司	中國 1992年12月10日	人民幣80,000元	100	—	勘察設計及諮詢
中鐵物資集團有限公司	中國 1992年6月4日	人民幣81,296元	100	—	建材貿易
昆明中鐵大型養路機械集團有限公司	中國 1992年8月29日	人民幣187,984元	100	—	製造大型養路機械
中鐵軌道系統集團有限公司	中國 2006年11月23日	人民幣300,000元	51	49	製造鐵路軌道系統
北京鐵城建設監理有限責任公司	中國 1998年11月11日	人民幣1,001元	80.02	19.98	建設管理及監理
中國鐵道建設(香港)有限公司	香港 2005年11月19日	港元6,000元	100	—	建設管理

由於上述若干公司並無註冊英文名稱，因此這些英文名稱均由本公司管理層按這些公司的中文名稱儘量直譯而來。

上述所有子公司均為有限責任公司。

上表所列本集團的子公司均為董事認為主要影響本集團於本年度的業績或構成本集團於2007年12月31日的大部分資產淨值的公司。董事認為，詳列其他子公司的數據將使報表過於冗長。

18. 於子公司的投資(續)

公司名稱	註冊成立／註冊及運營地點及日期	已發行及繳足／註冊股本 千元	本公司應佔股本權益百分比 直接	間接	主要業務
子公司(續)					
中鐵二十一局集團有限公司	中國 2004年3月16日	人民幣350,000元	100	—	建築
中鐵二十二局集團有限公司	中國 2004年3月3日	人民幣326,000元	100	—	建築
中鐵二十三局集團有限公司	中國 2002年6月11日	人民幣300,000元	100	—	建築
中鐵二十四局集團有限公司	中國 2004年3月4日	人民幣353,244元	100	—	建築
中鐵二十五局集團有限公司	中國 2004年3月14日	人民幣310,720元	100	—	建築
中鐵建設集團有限公司	中國 1979年8月1日	人民幣300,000元	100	—	建築
中鐵建電氣化局集團有限公司	中國 2005年12月1日	人民幣110,000元	100	—	建築
中鐵房地產集團有限公司	中國 2007年4月20日	人民幣500,000元	40	60	房地產開發
中鐵第一勘察設計院集團有限公司	中國 1992年12月31日	人民幣150,000元	100	—	勘察設計及諮詢
中鐵第四勘察設計院集團有限公司	中國 2001年5月28日	人民幣150,000元	100	—	勘察設計及諮詢

18. 於子公司的投資

	本公司 2007年 人民幣千元
未上市投資，按成本	11,938,895

本公司主要子公司詳情如下：

公司名稱	註冊成立／註冊及運營地點及日期	已發行及繳足／註冊股本 千元	本公司應佔股本權益百分比 直接	間接	主要業務
子公司					
中國土木工程集團有限公司	中國 1979年6月1日	人民幣610,000元	100	—	建築
中鐵十一局集團有限公司	中國 2001年8月1日	人民幣500,000元	100	—	建築
中鐵十二局集團有限公司	中國 1986年5月12日	人民幣460,680元	100	—	建築
中鐵十三局集團有限公司	中國 2001年6月6日	人民幣444,810元	100	—	建築
中鐵十四局集團有限公司	中國 1986年10月12日	人民幣510,000元	100	—	建築
中鐵十五局集團有限公司	中國 2001年4月2日	人民幣517,210元	100	—	建築
中鐵十六局集團有限公司	中國 1995年8月1日	人民幣468,300元	100	—	建築
中鐵十七局集團有限公司	中國 1985年2月2日	人民幣444,210元	100	—	建築
中鐵十八局集團有限公司	中國 2001年4月18日	人民幣530,000元	100	—	建築
中鐵十九局集團有限公司	中國 2001年12月26日	人民幣495,460元	100	—	建築
中鐵二十局集團有限公司	中國 1993年12月1日	人民幣510,000元	100	—	建築

17. 無形資產

本集團

	特許經營資產 人民幣千元	電腦軟件 人民幣千元	其他 人民幣千元	總計 人民幣千元
2007年12月31日				
成本：				
於2007年1月1日	**321,292**	**37,506**	**17,961**	**376,759**
添置	**815,289**	**5,727**	**7,093**	**828,109**
處置	**—**	**(9,938)**	**(4,630)**	**(14,568)**
於2007年12月31日	**1,136,581**	**33,295**	**20,424**	**1,190,300**
累計攤銷及減值：				
於2007年1月1日	**(11,885)**	**(13,639)**	**(12,385)**	**(37,909)**
年內減值 *(附註7)*	**—**	**(508)**	**—**	**(508)**
年內攤銷 *(附註7)*	**(7,130)**	**(8,510)**	**(7,550)**	**(23,190)**
處置	**—**	**2,880**	**969**	**3,849**
於2007年12月31日	**(19,015)**	**(19,777)**	**(18,966)**	**(57,758)**
賬面淨值：				
於2007年12月31日	**1,117,566**	**13,518**	**1,458**	**1,132,542**
於2006年12月31日	309,407	23,867	5,576	338,850
2006年12月31日				
成本：				
於2006年1月1日	121,222	24,754	17,622	163,598
添置	200,070	13,579	968	214,617
處置	—	(827)	(629)	(1,456)
於2006年12月31日	321,292	37,506	17,961	376,759
累計攤銷及減值：				
於2006年1月1日	(4,898)	(5,334)	(11,267)	(21,499)
年內攤銷 *(附註7)*	(6,987)	(8,356)	(1,118)	(16,461)
處置	—	51	—	51
於2006年12月31日	(11,885)	(13,639)	(12,385)	(37,909)
賬面淨值：				
於2006年12月31日	309,407	23,867	5,576	338,850
於2005年12月31日	116,324	19,420	6,355	142,099

於2007年12月31日，本集團的若干計息銀行及其他借款由本集團的若干無形資產作為抵押，賬面總值約為人民幣198,412,000元(2006年：無)(附註33)。

16. 預付土地租賃款項

	本集團	
	2007年	2006年
	人民幣千元	人民幣千元
年初賬面值	**1,470,069**	1,323,484
添置	**590,433**	215,371
中鐵建總公司根據重組所作的注資 *(附註40(b))*	**3,074,967**	—
從在建工程轉入 *(附註15)*	**5,702**	—
處置	**(69,629)**	(27,635)
年內攤銷 *(附註7)*	**(45,041)**	(25,857)
年內減值 *(附註7)*	—	(15,294)
根據重組分派予中鐵建總公司 *(附註13)*	**(229,087)**	—
年末賬面值	**4,797,414**	1,470,069
劃入流動資產的部分	**(101,901)**	(28,823)
非即期部分	**4,695,513**	1,441,246

本集團的預付土地租賃款項賬面值指在中國的土地使用權，並根據以下租期持有：

	本集團	
	2007年	2006年
	人民幣千元	人民幣千元
租期，按賬面值：		
不少於50年的長期租賃	**61,596**	43,038
少於50年而不少於10年的中期租賃	**4,718,828**	1,417,428
少於十年的短期租賃	**16,990**	9,603
	4,797,414	1,470,069

本集團的若干計息銀行及其他借款由本集團的預付土地租賃款項作為抵押，於2007年12月31日的賬面總值約人民幣48,753,000元(2006年：人民幣30,120,000元)(附註33)。

於2007年12月31日，本集團正在申請獲得其在中國的若干土地使用權的所有權證書，賬面總值約人民幣153,449,000元。經諮詢本公司的法律顧問，董事認為，本集團有權合法及有效地佔用及使用上述土地使用權。董事還認為，上述事項不會對本集團於2007年12月31日的財務狀況造成任何重大影響。

15. 物業、廠房及設備（續）

本公司

	樓宇 人民幣千元	車輛 人民幣千元	生產設備 人民幣千元	其他設備 人民幣千元	總計 人民幣千元
成本：					
於註冊成立時注入本公司	2,389	16,969	2,026	14,360	35,744
添置	–	450	–	5,599	6,049
處置	–	(264)	–	(14)	(278)
於2007年12月31日	2,389	17,155	2,026	19,945	41,515
累計折舊：					
期內折舊支出	(10)	(823)	(79)	(288)	(1,200)
處置	–	–	–	12	12
於2007年12月31日	(10)	(823)	(79)	(276)	(1,188)
賬面淨值：					
於2007年12月31日	2,379	16,332	1,947	19,669	40,327

本集團的若干計息銀行及其他借貸由本集團的若干樓宇及機械作為抵押，於2007年12月31日的賬面淨值總計約人民幣203,714,000元（2006年：人民幣459,487,000元）（附註33）。

本集團根據融資租賃持有的物業、廠房及設備的賬面淨值包括在機械總額之內，於2007年12月31日為人民幣171,113,000元（2006年：人民幣145,852,000元）（附註34）。

於2007年12月31日，本集團正在申請辦理若干樓宇的所有權證書，賬面淨值總計約人民幣53,718,000元。經諮詢本公司的法律顧問，董事認為，本集團有權合法及有效地佔用及使用上述樓宇。董事還認為，上述事項不會對本集團於2007年12月31日的財務狀況造成任何重大影響。

15. 物業、廠房及設備（續）

本集團（續）

	樓宇 人民幣千元	機械 人民幣千元	車輛 人民幣千元	生產設備 人民幣千元	測量及實驗設備 人民幣千元	其他設備 人民幣千元	在建工程 人民幣千元	總計 人民幣千元
2006年12月31日								
成本：								
於2006年1月1日	6,290,578	6,751,278	3,192,912	1,446,541	664,117	1,908,738	641,937	20,896,101
添置	627,970	2,579,797	806,739	322,419	197,948	984,836	626,596	6,146,305
轉出在建工程	572,212	90,633	385	18,791	3,018	18,650	(703,689)	—
處置	(794,567)	(733,863)	(319,931)	(137,439)	(66,489)	(283,322)	—	(2,335,611)
於2006年12月31日	6,696,193	8,687,845	3,680,105	1,650,312	798,594	2,628,902	564,844	24,706,795
累計折舊及減值：								
於2006年1月1日	(2,198,705)	(3,287,494)	(1,835,795)	(674,015)	(372,468)	(1,053,344)	—	(9,421,821)
年內減值#（附註7）	(16,238)	(69,869)	(465)	—	(1,887)	(2,256)	(550)	(91,265)
年內折舊支出（附註7）	(208,686)	(861,273)	(552,946)	(149,432)	(94,959)	(496,876)	—	(2,364,172)
處置	271,352	461,617	288,090	78,563	56,442	180,541	—	1,336,605
於2006年12月31日	(2,152,277)	(3,757,019)	(2,101,116)	(744,884)	(412,872)	(1,371,935)	(550)	(10,540,653)
賬面淨值：								
於2006年12月31日	4,543,916	4,930,826	1,578,989	905,428	385,722	1,256,967	564,294	14,166,142
於2005年12月31日	4,091,873	3,463,784	1,357,117	772,526	291,649	855,394	641,937	11,474,280

\# 減值虧損約人民幣4,785,000元（2006年：人民幣91,265,000）於本年度合併利潤表內確認，主要指業務分部中若干在建機械項目撇減至其可收回金額。

15. 物業、廠房及設備

本集團

	樓宇 人民幣千元	機械 人民幣千元	車輛 人民幣千元	生產設備 人民幣千元	測量及實驗設備 人民幣千元	其他設備 人民幣千元	在建工程 人民幣千元	總計 人民幣千元
2007年12月31日								
成本：								
於2007年1月1日	6,696,193	8,687,845	3,680,105	1,650,312	798,594	2,628,902	564,844	24,706,795
添置	441,200	2,321,727	1,202,342	1,061,806	270,712	840,518	1,765,185	7,903,490
由在建工程轉入	136,732	418,180	5,276	8,232	4,174	15,977	(588,571)	–
轉為預付土地租賃款項 *(附註16)*	–	–	–	–	–	–	(5,702)	(5,702)
處置	(185,531)	(955,154)	(414,631)	(272,426)	(169,051)	(547,532)	–	(2,544,325)
根據重組分派予中鐵建總公司 *(附註13)*	(1,785,456)	–	–	–	–	–	(23,667)	(1,809,123)
處置子公司 *(附註40(a))*	(53,616)	–	(1,442)	–	–	(571)	(375,219)	(430,848)
於2007年12月31日	5,249,522	10,472,598	4,471,650	2,447,924	904,429	2,937,294	1,336,870	27,820,287
累計折舊及減值：								
於2007年1月1日	(2,152,277)	(3,757,019)	(2,101,116)	(744,884)	(412,872)	(1,371,935)	(550)	(10,540,653)
年期內減值# *(附註7)*	–	(4,739)	–	–	–	(46)	–	(4,785)
年期內折舊支出 *(附註7)*	(295,876)	(1,186,361)	(779,820)	(326,123)	(153,039)	(664,389)	–	(3,405,608)
處置	113,064	572,835	240,862	105,704	57,291	339,343	–	1,429,099
根據重組分派予中鐵建總公司 *(附註13)*	697,860	–	–	–	–	–	–	697,860
處置子公司 *(附註40(a))*	1,050	–	386	–	–	321	–	1,757
於2007年12月31日	(1,636,179)	(4,375,284)	(2,639,688)	(965,303)	(508,620)	(1,696,706)	(550)	(11,822,330)
賬面淨值：								
於2007年12月31日	3,613,343	6,097,314	1,831,962	1,482,621	395,809	1,240,588	1,336,320	15,997,957
於2006年12月31日	4,543,916	4,930,826	1,578,989	905,428	385,722	1,256,967	564,294	14,166,142

13. 分派(續)

由於該資料就本財務報表而言並無意義，故並未呈列分派比率及享有分派的股份數目。

重組後，未來派付股息將由本公司董事會釐定。派付股息將取決於(其中包括)本公司的未來盈利、資本要求及財務狀況及整體業務環境。作為控股股東，中鐵建總公司將能夠影響本公司的股息政策。

派付予香港股東的現金股息將以港元支付。

本公司註冊成立後，根據中國公司法及本公司的組織章程，按新中國會計準則編製的法定財務報表中所呈報的稅後淨利潤，只有在作出以下準備後方可分派為股息：

(i) 彌補過往年度累計的虧損(如有)。

(ii) 將稅後淨利潤至少10%分配至法定公積金，直至該資金合共佔本公司註冊資本的50%為止。為了計算轉入儲備的金額，稅後利潤金額須根據新中國會計準則釐定。轉入該儲備必須在分派任何股息給股東之前作出。

法定公積金可用於抵銷過往年度的虧損(如有)，而部分法定公積金可資本化為本公司的股本，前提是該儲備在資本化後的金額不得少於本公司註冊股本的25%。

(iii) 若股東批准，分配至任意公積金。

上述儲備不能用於設立目的以外的其他用途，而且不能用作分派現金股息。

本公司H股上市後，根據本公司的組織章程，本公司就分派股息而言的稅後淨利潤將視為以下兩者的較低者：(i)按照新中國會計準則釐定的淨利潤；與(ii)按照國際財務報告準則釐定的淨利潤。

本公司於2007年11月5日註冊成立前，無須向上述儲備金劃撥利潤。

14. 本公司權益持有人應佔每股盈利

本年度內，每股基本盈利額的計算乃根據本公司權益持有人應佔利潤人民幣2,300,770,000元(2006年：人民幣1,212,950,000元)及已發行普通股數目(假設本公司於2007年11月5日註冊成立後已發行的80億股普通股在截至2007年12月31日止年度及截至2006年12月31日止年度內均為已發行)。

由於本公司在本年度內並無任何可能攤薄的普通股，故並無呈報每股攤薄盈利額(2006年：無)。

12. 本公司權益持有人應佔利潤

於截至2007年12月31日止年度，本公司權益持有人應佔合併利潤包括已於本公司財務報表中處理的虧損人民幣61,990,000元(附註39(b))。

13. 分派

本年度內分派載列如下：

	附註	本集團 2007年 人民幣千元	2006年 人民幣千元
與保留BOT項目有關的分派 *(附註(a))*		**701,455**	305,142
根據重組就下列各項作出的分派：			
(i) 物業、廠房及設備 *(附註(b))*	15	**1,111,263**	—
(ii) 預付土地租賃款項 *(附註(b))*	16	**229,087**	—
(iii) 補充養老金補貼撥備 *(附註(b))*	35	**(2,880,020)**	—
(iv) 為補充養老金補貼撥備產生的遞延稅項資產 *(附註(b))*	23	**846,670**	—
(v) 特殊分派 *(附註(c))*		**2,423,883**	—
其他分派 *(附註(d))*		**2,252,651**	—
		4,684,989	305,142

附註：

(a) 本年度內的分派，主要指本集團代表從事保留BOT項目的若干公司作出的付款，該等付款已根據本財務報告附註1所載的重組劃出或視為分派。

(b) 過往與前身業務相關的若干經營性資產和負債包括並無完整業權及所有權證書的若干樓宇及預付土地租賃款項、退休人員的補充退休福利，以及相關的遞延稅項資產均為重組前的前身業務部分。過往與前身業務相關的經營性資產和負債透過向中鐵建總公司分派而由中鐵建總公司保留，且未於本公司在2007年11月5日註冊成立後注入本公司。

(c) 依照財政部關於印發《企業公司制改建有關國有資本管理與財務處理的暫行規定》的通知(已於2002年8月27日生效)及根據重組，本公司註冊成立後須向中鐵建總公司作出派付，金額相當於本公司權益持有人應佔利潤，此乃根據按新中國會計準則編製的經審計合併財務報表釐定，在相關必要調整生效後，於2006年12月31日(重組日期)至2007年11月30日期間由中鐵建總公司向本集團注入的核心業務產生。

(d) 本年度內，其他分派指包括在預付款項、按金及其他應收款項中的最終控股公司應付款項，該等款項已劃出及視作分派(2006年：無)(附註28)。

11. 稅項(續)

香港利得稅已於本年度內對香港產生的估計應課稅利潤按17.5%(2006年:17.5%)的稅率計提撥備。

其他地方(包括澳門及尼日利亞)應課稅利潤的稅項按本集團內相關公司經營所在領域／國家現行的稅率,根據其現有法例、詮釋及慣例計算。

	本集團	
	2007年	2006年
	人民幣千元	*人民幣千元*
即期所得稅		
一中國內地	**923,270**	286,022
一香港	**2,027**	746
一其他	**36,715**	18,102
遞延所得稅 *(附註23)*	**519,754**	291,419
年內所得稅支出	**1,481,766**	596,289

於本年度內,根據中國內地法定所得稅率計算的適用於稅前利潤的所得稅開支與按本集團的實際所得稅率計算的所得稅開支的對賬如下:

	本集團	
	2007年	2006年
	人民幣千元	*人民幣千元*
稅前利潤	**3,787,698**	2,098,247
按法定所得稅率33%計算	**1,249,940**	692,422
對特定省份或地點的較低所得稅率	**(224,038)**	(58,334)
共同控制實體及聯營公司應佔利潤及虧損的稅務影響	**739**	(8,497)
無須課稅的收入	**(121,164)**	(234,909)
不可扣稅的開支	**54,501**	137,372
已動用稅項虧損	**(16,778)**	(10,863)
當地所購機械的所得稅福利	**(94,345)**	(13,455)
未確認稅項虧損	**78,324**	92,553
有關過往年度即期稅的調整	**(45,602)**	—
由於所得稅率下降對期初遞延所得稅的影響	**600,189**	—
年內所得稅支出	**1,481,766**	596,289

共同控制實體應佔稅項達人民幣531,000元(2006年:人民幣6,597,000元),記入本年度內的合併利潤表賬上「共同控制實體應佔利潤及虧損」。

聯營公司應佔稅項達人民幣464,000元(2006年:人民幣593,000元),記入本年度內合併利潤表賬上「應佔聯營公司利潤及虧損」。

10. 董事及監事薪酬以及五位最高薪僱員(續)

(b) 五位最高薪僱員

本集團在本年度內的五位最高薪僱員的分析如下：

	本集團	
	2007年	2006年
非董事及非監事僱員	**5**	5

上述非董事及非監事最高薪僱員的薪酬詳情如下：

	本集團	
	2007年	2006年
	人民幣千元	*人民幣千元*
薪金、住房福利、其他津貼及實物福利	**263**	144
與績效相關的獎金	**6,543**	5,833
退休金計劃供款	**81**	44
	6,887	6,021

非董事及非監事最高薪僱員薪酬在以下範圍的人數如下：

	本集團	
	2007年	2006年
0至1,000,000港元	**1**	3
1,000,001港元至1,500,000港元	**2**	1
1,500,001港元至2,000,000港元	**2**	—
2,000,001港元至2,500,000港元	**—**	—
2,500,001港元至3,000,000港元	**—**	1
	5	5

11. 稅項

根據相關中國企業所得稅法及有關法規，除了本公司的子公司、共同控制實體及聯營公司主要因為參與技術開發或參與青藏鐵路等政府支持項目以及中國西部的開發項目，而可享有免稅或按優惠稅率15%至16.5%繳稅等若干優惠待遇之外，本集團內實體在本年度內，均須按33%(2006年：33%)的稅率繳納企業所得稅。

於2007年3月16日閉幕的第十屆全國人民代表大會第五次會議期間，中國企業所得稅法(「新企業所得稅法」)獲得通過並於2008年1月1日生效。新企業所得稅法引入廣泛的變化，包括但不限於統一內資企業與外資企業的所得稅率，令所得稅率由33%減少至25%。該變動的影響反映在於2007年12月31日的遞延所得稅計算中。

10. 董事及監事薪酬以及五位最高薪僱員(續)

(a) 董事及監事薪酬(續)

(ii) 執行董事、非執行董事及監事(續)

本集團(續)

	袍金 人民幣千元	薪金、住房福利、其他津貼及實物福利 人民幣千元	與績效相關的獎金 人民幣千元	退休金計劃供款 人民幣千元	薪酬總計 人民幣千元
截至2006年12月31日止年度					
執行董事：					
丁原臣先生	—	171	254	84	509
金普慶先生	—	201	298	83	582
	—	372	552	167	1,091
非執行董事：					
李國瑞先生	—	201	298	88	587
翟金貴先生	—	171	254	84	509
吳曉華先生	—	15	—	—	15
	—	387	552	172	1,111
監事：					
彭樹貴先生	—	171	254	82	507
黃少軍先生	—	169	45	70	284
于鳳麗女士	—	173	41	70	284
	—	513	340	222	1,075
	—	1,272	1,444	561	3,277

於本年度內，概無任何董事或監事放棄或同意放棄任何薪酬的安排。

10. 董事及監事薪酬以及五位最高薪僱員（續）

(a) 董事及監事薪酬（續）

於本年度內，董事及監事的姓名及其薪酬如下：

(i) 獨立非執行董事

	本集團	
	2007年	2006年
	人民幣千元	*人民幣千元*
薪金、住房福利、其他津貼及實物福利		
李克成先生	**70**	15
趙廣傑先生	**80**	16
吳太石先生	**—**	—
魏偉峰先生	**—**	—
	150	31

於本年度內，概無應付獨立非執行董事的其他酬金（2006年：無）。

(ii) 執行董事、非執行董事及監事

本集團

	袍金	薪金、住房福利、其他津貼及實物福利	與績效相關的獎金	退休金計劃供款	薪酬總計
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
截至2007年12月31日止年度					
執行董事：					
丁原臣先生	**—**	**212**	**371**	**71**	**654**
金普慶先生	**—**	**250**	**344**	**71**	**665**
	—	**462**	**715**	**142**	**1,319**
非執行董事：					
李國瑞先生	**—**	**250**	**551**	**71**	**872**
翟金貴先生	**—**	**212**	**469**	**71**	**752**
吳曉華先生	**—**	**70**	**—**	**—**	**70**
	—	**532**	**1,020**	**142**	**1,694**
監事：					
彭樹貴先生	**—**	**212**	**469**	**69**	**750**
黃少軍先生	**—**	**169**	**52**	**69**	**290**
于鳳麗女士	**—**	**173**	**53**	**69**	**295**
	—	**554**	**574**	**207**	**1,335**
	—	**1,548**	**2,309**	**491**	**4,348**

9. 僱員報酬成本（續）

附註：

(a) 本集團在中國內地的所有全職僱員均參與各種政府營辦的退休計劃，據此，僱員有權每月享有根據若干公式計算的退休金。相關政府機構承擔對這些已退休僱員的退休金負責。本集團須每月為這些計劃供款，比率介乎僱員基本薪金的20%至23%。對這些計劃的供款在發生時列為開支。

此外，本集團在中國內地以外若干國家或司法權區為其合資格僱員參加各種界定供款退休計劃。僱員與僱主供款按僱員的總薪金或固定金額的不同百分比及服務年期計算。

於2007年12月31日，本集團在日後年度可供減少其向界定供款退休計劃供款的被沒收供款並不重大（2006年：無）。

(b) 此外，本集團向其中國內地於2007年1月1日之前退休的僱員提供補充退休金補貼。這些補充退休金補貼視為屬於界定福利計劃項下，其詳情載於財務報表附註35。於2007年1月1日之後退休的僱員不再享有這些補充退休金補貼。

除了根據政府營辦的退休計劃的福利及上述補充退休金補貼（附註35）之外，本集團還為若干僱員實施提早退休計劃。僱員終止僱傭及提早退休福利在本集團與僱員訂立協議指明裁員條款的期間或在個別僱員被告知具體條款後確認。用於確定向提早退休僱員作出的賠償金額的具體條款，就終止僱傭與提前退休僱員而言有所不同，這取決於多種因素，其中包括有關僱員的職位、服務年期、申請時的工資水準、當地監管機關設定的最低賠償水準以及所在地區。向現有提早退休僱員作出的該等賠償將在本公司H股在香港聯交所上市後繼續支付。但是，本集團的提早退休計劃將不會在本公司H股在香港聯交所上市後繼續實施，因此，本公司H股在香港聯交所上市後本集團將不會再接受新的提早退休申請。

10. 董事及監事薪酬以及五位最高薪僱員

(a) 董事及監事薪酬

根據上市規則及香港公司條例第161節披露的董事及監事薪酬如下：

	本集團	
	2007年 *人民幣千元*	2006年 *人民幣千元*
袍金	—	—
其他酬金：		
－薪金、住房福利、其他津貼及實物福利	**1,698**	1,303
－與績效相關的獎金	**2,309**	1,444
－退休金計劃供款	**491**	561
	4,498	3,308

8. 財務收入及融資成本

本集團於本年度的財務收入共計人民幣652,160,000元（2006年：人民幣546,587,000元）主要指銀行利息收入。

本集團的融資成本如下：

	本集團	
	2007年	2006年
	人民幣千元	*人民幣千元*
須於五年內悉數償還的銀行貸款及其他貸款的利息	**1,281,968**	1,030,558
須於五年後償還的銀行貸款的利息	**143,748**	32,501
融資租賃的利息	**6,047**	657
已貼現票據的利息	**20,779**	551
公司債券的利息	**64,762**	—
利息總計	**1,517,304**	1,064,267
減：撥作資本的利息：		
－在建工程	**(23,317)**	(11,420)
－工程承包合同	**(42,986)**	(134,675)
－發展中物業	**(108,626)**	(3,234)
－無形資產	**(70,152)**	(5,612)
	1,272,223	909,326

在本年度內，撥作資本的借貸成本按合資格資產的支出採用下列年資本化率計算：

	2007年	2006年
資本化率	**4.9%至8.9%**	3.6%至8.1%

9. 僱員報酬成本

	本集團	
	2007年	2006年
	人民幣千元	*人民幣千元*
僱員報酬成本（包括董事及監事薪酬*（附註10）*）		
－工資、薪金及津貼	**7,666,670**	6,764,426
－住房福利、醫療及其他費用	**2,151,466**	1,696,775
－退休福利成本		
(i) 界定供款退休計劃的供款*（附註(a)）*	**974,045**	816,518
(ii) 界定福利退休計劃的供款*（附註(b)）（附註35(b)）*	**264,480**	395,220
退休福利成本總計	**1,238,525**	1,211,738
	11,056,661	9,672,939

7. 經營利潤

本集團的經營利潤經扣除／(計入)以下各項後達致：

	附註	本集團 2007年 人民幣千元	2006年 人民幣千元
已提供服務的成本		**155,685,619**	140,715,514
已售貨物成本		**4,912,711**	3,297,450
總銷售成本		**160,598,330**	144,012,964
物業、廠房及設備折舊(*附註(a)*)	15	**3,405,608**	2,364,172
預付土地租賃款項攤銷	16	**45,041**	25,857
無形資產攤銷	17	**23,190**	16,461
總折舊及攤銷		**3,473,839**	2,406,490
物業、廠房及設備減值	15	**4,785**	91,265
預付土地租賃款項減值	16	**—**	15,294
無形資產減值	17	**508**	—
可供出售投資減值	22	**4,035**	951
應收貿易款項及應收票據減值／(減值撥回)	27	**(24,067)**	79,016
其他應收款項減值／(減值撥回)	28	**(20,944)**	42,614
總減值／(減值撥回)淨額		**(35,683)**	229,140
僱員報酬成本(包括董事及監事薪酬(*附註10*))	9	**11,056,661**	9,672,939
研發支出		**284,862**	148,331
撇銷存貨至可實現淨值		**202**	22,834
已竣工待售物業撥備		**—**	4,716
工程承包合同可預見虧損撥備		**154,123**	133,162
審計師酬金		**31,536**	3,067
經營租賃最低租賃付款		**30,315**	21,351
以公允價值計量且其變動計入損益的金融資產的公允價值收益淨額		**(99,458)**	(51,384)
出售可供出售投資的收益		**(17,513)**	(6,127)
出售物業、廠房及設備的虧損淨額		**697**	28,307
匯兌差額淨額		**91,957**	58,491

附註：

(a) 折舊約人民幣2,896,142,000元(2006年：人民幣1,854,436,000元)計入本年度合併利潤表賬上的銷售成本。

6. 收入及其他淨收入及收益

收入(即本集團的營業額)指：(1)工程承包合同的合同收入的適當比例，扣除營業稅及政府附加稅；(2)已售貨品的發票價值，扣除增值稅及政府附加稅，並經撥備退貨及商業折扣；及(3)已提供其他服務的價值。

本集團的收入及其他淨收入及收益的分析如下：

	本集團	
	2007年 *人民幣千元*	2006年 *人民幣千元*
收入：		
工程承包合同	**162,635,137**	146,266,180
提供勘察設計及諮詢服務	**3,496,833**	3,310,938
製造、銷售、維修及保養大型養路機械	**1,380,832**	1,321,748
其他 *(附註(a))*	**4,484,608**	2,710,108
	171,997,410	153,608,974
其他淨收入及收益：		
政府補助：		
－確認遞延收入 *(附註36)*	**17,379**	7,078
－其他 *(附註(b))*	**27,901**	5,550
處置子公司所得收益 *(附註40(a))*	**315,791**	—
以公允價值計量且其變動計入損益的金融資產的公允價值收益淨額	**99,458**	51,384
處置可供出售投資所得收益	**17,513**	6,127
其他 *(附註(c))*	**134,903**	115,729
	612,945	185,868

附註：

(a) 其他收入主要指出售物業和提供物流服務所得的收入。

(b) 其他政府補助主要指並非確認為可向滿足若干要求的其他合資格實體提供的增值稅退稅。

(c) 其他主要指股票、罰金收入及其他各項收益。

5. 分部資料(續)

(b) 地區分部

下表呈列本集團各地區分部於截至2007年12月31日及2006年12月31日止年度內的收入以及若干資產及開支資料：

截至2007年12月31日止年度

	中國內地 人民幣千元	中國內地以外地區 人民幣千元	抵銷 人民幣千元	合併 人民幣千元
分部收入				
銷售予外部客戶	165,638,236	6,359,174	—	171,997,410
其他分部資料				
分部資產	141,078,835	12,658,710	—	153,737,545
未分配資產				3,140,236
總資產				156,877,781
資本開支	11,658,632	711,367	—	12,396,999

截至2006年12月31日止年度

	中國內地 人民幣千元	中國內地以外地區 人民幣千元	抵銷 人民幣千元	合併 人民幣千元
分部收入				
銷售予外部客戶	150,092,402	3,516,572	—	153,608,974
其他分部資料				
分部資產	115,623,195	4,998,400	—	120,621,595
未分配資產				3,928,131
總資產				124,549,726
資本開支	6,221,278	355,015	—	6,576,293

5. 分部資料(續)

(a) 業務分部(續)

截至2006年12月31日止年度(續)

	工程承包業務 人民幣千元	勘察設計及諮詢業務 人民幣千元	工業製造業務 人民幣千元	其他業務 人民幣千元	抵銷 人民幣千元	合併 人民幣千元
資產和負債						
分部資產	111,349,488	4,648,315	1,607,408	3,422,391	(840,123)	120,187,479
於共同控制實體權益	68,381	—	—	—	—	68,381
於聯營公司權益	360,999	4,736	—	—	—	365,735
未分配資產						3,928,131
總資產						124,549,726
分部負債	111,265,105	4,865,853	1,347,416	3,212,647	(840,123)	119,850,898
未分配負債						1,011,059
總負債						120,861,957
其他分部資料						
折舊和攤銷	2,255,513	70,128	16,245	64,604	—	2,406,490
資本開支	6,157,022	210,907	21,142	187,222	—	6,576,293
撇銷存貨至可變現淨值	18,494	—	—	4,340	—	22,834
工程承包合同可預見虧損撥備	133,162	—	—	—	—	133,162
已竣工待售物業撥備	—	—	—	4,716	—	4,716
於合併利潤表確認減值虧損	212,151	10,489	4,099	2,401	—	229,140

5. 分部資料(續)

(a) 業務分部(續)

截至2006年12月31日止年度

	工程承包業務 人民幣千元	勘察設計及諮詢業務 人民幣千元	工業製造業務 人民幣千元	其他業務 人民幣千元	抵銷 人民幣千元	合併 人民幣千元
分部收入						
銷售予外部客戶	146,266,180	3,310,938	1,321,748	2,710,108	–	153,608,974
分部間銷售	93,471	37,584	33,487	843,770	(1,008,312)	–
總計	146,359,651	3,348,522	1,355,235	3,553,878	(1,008,312)	153,608,974
分部業績	2,093,430	80,690	16,642	247,577	–	2,438,339
財務收入	489,982	48,996	1,701	5,908	–	546,587
融資成本	(877,631)	(3,882)	(10,521)	(17,292)	–	(909,326)
應佔以下各項利潤和虧損						
共同控制實體	25,535	–	–	–	–	25,535
聯營公司	(3,172)	284	–	–	–	(2,888)
稅前利潤						2,098,247
稅項						(596,289)
年度利潤						1,501,958

5. 分部資料(續)

(a) 業務分部(續)

截至2007年12月31日止年度(續)

	工程承包業務 人民幣千元	勘察設計及諮詢業務 人民幣千元	工業製造業務 人民幣千元	其他業務 人民幣千元	抵銷 人民幣千元	合併 人民幣千元
資產和負債						
分部資產	140,140,366	5,075,559	3,111,765	8,781,551	(3,910,481)	153,198,760
於共同控制實體權益	71,814	–	–	–	–	71,814
於聯營公司權益	252,126	4,845	–	–	–	256,971
持作出售的非流動資產	210,000	–	–	–	–	210,000
未分配資產						3,140,236
總資產						156,877,781
分部負債	140,064,942	4,382,448	2,325,131	7,524,973	(3,910,481)	150,387,013
未分配負債						1,216,930
總負債						151,603,943
其他分部資料						
折舊和攤銷	3,244,212	130,242	85,092	14,293	–	3,473,839
資本開支	10,842,997	525,017	844,576	184,409	–	12,396,999
撇銷存貨至可實現淨值	202	–	–	–	–	202
工程承包合同可預見虧損撥備	154,123	–	–	–	–	154,123
於合併利潤表確認/(撥回)減值虧損	(58,103)	1,101	(1,273)	22,592	–	(35,683)

5. 分部資料(續)

(a) 業務分部

下表呈列本集團各業務分部於截至2007年12月31日及2006年12月31日止年度內的收入、利潤以及若干資產、負債及開支資料：

截至2007年12月31日止年度

	工程承包業務 人民幣千元	勘察設計及諮詢業務 人民幣千元	工業製造業務 人民幣千元	其他業務 人民幣千元	抵銷 人民幣千元	合併 人民幣千元
分部收入						
銷售予外部客戶	162,635,137	3,496,833	1,380,832	4,484,608	–	171,997,410
分部間銷售	296,904	212,221	475,119	892,095	(1,876,339)	–
總計	162,932,041	3,709,054	1,855,951	5,376,703	(1,876,339)	171,997,410
分部業績	3,624,330	299,586	124,773	320,438	–	4,369,127
財務收入	467,429	110,678	3,067	70,986	–	652,160
融資成本	(1,189,742)	(19,887)	(22,425)	(40,169)	–	(1,272,223)
應佔以下各項利潤和虧損：						
共同控制實體	14,624	–	–	–	–	14,624
聯營公司	23,354	656	–	–	–	24,010
稅前利潤						3,787,698
稅項						(1,481,766)
年度利潤						2,305,932

5. 分部資料

分部資料乃：(i)按主要分部報告形式－業務分部；及(ii)按次要分部報告形式－地區分部兩種分類形式呈列。

本集團的經營業務乃依照業務的經營性質及其提供的產品與服務進行分立組織及管理。本集團各業務分部均代表一個策略業務單位，該單位提供的服務及產品承擔的風險及所得回報與其他業務分部不同。業務分部詳情概述如下：

(i) 工程承包業務分部致力於鐵路、公路、橋樑、隧道、城市軌道交通、機場及港口、水利及水電設施、房地產及市政項目等基礎設施建設；

(ii) 勘察設計及諮詢業務分部致力於為鐵路、公路、城市軌道交通、橋樑、隧道、市政與電力項目、高層建築、機場及港口建設項目提供勘察設計及諮詢服務、以及技術與設備研究及開發服務；

(iii) 製造業務分部致力於設計、研究與開發、生產與銷售大型築路機械以及製造鐵路建設部件；及

(iv) 其他業務分部主要包括房地產開發及物流業務。

某分部稅前利潤指收入減該分部直接應佔的開支，加相關分部的企業收入減可能合理分攤至該分部的開支，而不論有關收入或開支產生自外部交易或與本集團其他分部進行的交易。

分部資產及負債主要由該分部直接應佔或可合理分配至該分部的經營資產及負債構成。

釐定本集團地區分部時，乃根據客戶所在地歸屬收入及根據資產所在地歸屬資產至有關分部。

分部之間按當時適用的市場價格並參考向第三方銷售的銷售價進行銷售及轉讓。

4. 主要判斷和估計概要（續）

估計不確定因素（續）

建築工程竣工百分比

本集團根據建築工程個別合同的竣工百分比確認收入，而該確認需要管理層作出估計。竣工階段經參考總預算成本產生的實際成本後進行估計，而相應的合同收入也由管理層估計。鑒於工程承包合同所進行活動的性質使然，活動開始日期和活動竣工日期一般屬於不同會計期間。因此，本集團對為各合同所編製預算內的合同收入和合同成本的估計進行審閱和修訂。如實際合同收入較預期為少或實際合同成本較預期為高，則可能產生減值虧損。

工程承包合同於2007年12月31日的賬面值為人民幣18,536,550,000元（2006年：人民幣13,645,191,000元）。

應收貿易款項減值

本集團為因客戶無力支付須繳款項而導致的估計損失作準備。本集團是根據應收貿易款項結餘的賬齡、顧客的信用及過往的撇銷經驗作出估計。倘若顧客的財政狀況惡化以至實際減值虧損較預期高，本集團將須對準備基準作出修改，而未來業績將會受到影響。

包括應收保證金在內的應收貿易款項於2007年12月31日的賬面值為人民幣31,136,727,000元（2006年：人民幣23,851,054,000元）。

退休福利

本集團就向若干退休和提前退休僱員支付的福利確立負債。該等僱員福利支出及負債的金額乃採用獨立專業估值人士所作的精算估值而釐定。獨立估值專業人士每年均對本集團退休金計劃的精算狀況進行評估。該等精算估值涉及對貼現率、預期資產回報率、養老金保險通脹比率、醫療保險通脹比率及其他因素所作出的假設。鑒於該等計劃的長期性，上述估計具有較大不確定性。

與假設相異的實際結果隨即進行確認，並由此對有關差異產生期間的已確認開支產生影響。儘管管理層認為其所作出的假設屬適當，但實際經驗的差異或有關假設的變化或會影響與僱員退休金福利責任相關的支出。

於2007年12月31日，補充退休金津貼及提前退休福利撥備為人民幣7,745,610,000元（2006年：人民幣11,250,250,000元）。

4. 主要判斷和估計概要

管理層編製本集團的財政報表時，須於報告日期作出會影響收入、開支、資產及負債呈報金額及或有負債披露的判斷、估計及假設。然而，有關假設及估計的不確定性可能導致未來須就受影響的資產或負債的賬面金額作出重大調整。

判斷

於應用本集團會計政策過程中，管理層除作出有關估計外，也作出了下列對財務報表內所確認金額具有最重大影響力的判斷：

可供出售投資減值

當可供出售投資的公允價值明顯或持續低於其成本時，本集團即判定其存在減值。釐定公允價值是否屬明顯或持續下降需要作出判斷。於作出判斷時，本集團會評估(其中包括)一項投資的公允價值低於其成本的持續時間和程度。此外，如存在證據顯示被投資公司的財務健康狀況、所屬行業部門的表現、技術變化及營運與融資現金流量出現惡化，可適宜作出減值。

訴訟和索償產生的或有負債

本集團於現時和過往所承擔的若干建築工程涉及多宗訴訟和索償。經參考法律顧問的意見後，管理層已就這些訴訟和索償產生的或有負債進行評估。有關潛在債務已根據管理層的最佳估計和判斷作出撥備。

估計不確定因素

下文討論於資產負債表日就未來和其他估計不確定因素的主要來源所作出的主要假設，這些假設對下一個財政年度的資產和負債賬面值造成重大調整的重大風險。

物業、廠房及設備項目的使用年期和剩餘價值

於釐定物業、廠房及設備項目的使用年期和剩餘價值時，本集團定期審閱市場狀況的變化、預期物業損耗和損毀及資產的保養。資產使用年期基於本集團對相若用途的類似資產的過往經驗估計。如物業、廠房及設備項目的估計使用年期及／或剩餘價值與以往估算有差異，折舊金額將相應進行調整。使用年期和剩餘價值會於各資產負債表日根據情況變動作出審閱。

物業、廠房及設備於2007年12月31日的賬面值為人民幣15,997,957,000元(2006年：人民幣14,166,142,000元)。

現有所得稅和遞延所得稅

本集團須在多個司法權區繳付所得稅。在釐定稅項撥備時須作出判斷。在日常業務過程中，很多交易和計算的最終稅項釐定並不確定。當有關事項的末期稅項有別於初始記錄金額時，這些差異將影響現有所得稅和差異產生期間的遞延所得稅撥備。

有關若干暫時差異和稅項虧損的遞延稅項資產，於管理層認為日後可能會出現應課稅利潤以用作抵銷暫時差異或稅項虧損時確認。遞延稅項資產的變現取決於未來是否存在可利用的充足未來利潤或應課稅暫時差異。如產生的實際未來利潤較預期少，重大的遞延稅項資產須作回撥，並於回撥產生期間在利潤表確認。

應付稅項、遞延稅項資產及遞延稅項負債於2007年12月31日的賬面值分別為人民幣1,021,936,000元(2006年：人民幣374,979,000元)、人民幣3,140,236,000元(2006年：人民幣3,928,131,000元)及人民幣194,994,000元(2006年：人民幣636,080,000元)。

3.2 重要會計政策摘要(續)

僱員福利(續)

退休福利(續)

本集團也在2007年1月1日之前向中國內地的退休僱員提供補充退休金津貼。這些補充退休金津貼被視為界定福利計劃。於資產負債表就這些界定福利計劃確認的負債，為於資產負債表日有關界定福利責任的現值減計劃資產的公允價值，並就未確認精算收益或虧損以及過往服務成本作出調整。界定福利責任由獨立精算師每年以預計單位貸記法計算。界定福利責任的現值以到期日與有關退休金負債相若的政府證券的利率，按估計未來現金流出折現釐定。因按經驗調整而產生的精算收益和虧損以及精算假設變動超過計劃資產價值10%或界定福利責任10%(以較高者為準)，將於僱員的預計平均剩餘工作年期在利潤表扣除或計入利潤表。過往服務成本即時於利潤表確認，但退休金計劃的變動以僱員有明確留任期(「歸屬期」)為條件則除外。在此情況下，過往服務成本以直線法按歸屬期攤銷。於2007年1月1日後退休的僱員不再享有這些補充退休金津貼。

其他離職後責任

本集團旗下若干中國內地公司向其退休僱員提供離職後醫療福利。這些福利的預期成本以本集團界定福利退休金計劃所用相同的會計法按僱用年期計算。因按經驗調整而產生的精算收益和虧損以及精算假設變動超過計劃資產價值10%或界定福利責任10%(以較高者為準)，將於僱員的預計平均剩餘工作年期在利潤表扣除或計入利潤表。這些責任由合資格的獨立精算師每年進行評估。

終止和提前退休福利

終止僱用和提前退休福利在本集團與有關僱員訂立協議訂明終止僱用條款或告知僱員具體條款後的期間確認。各終止僱用和提前退休僱員的具體條款，視乎僱員的職位、服務年期、申請時工資水準、地區監管機構所規定的最低生活保障標準及僱員所在地區等各項因素而有所不同。

住房基金

本集團在中國內地的全體全職僱員均有權參加多項由政府營辦的住房基金。本集團每月按僱員薪金的若干百分比向這些基金供款。本集團就這些基金的責任以各期間應付的供款為限。

獎金計劃

支付獎金的預期成本在僱員提供服務而令本集團產生現有法律或推定責任，且能夠可靠估算責任時確認為負債。獎金負債預期在12個月內清償，並按清償時預期應付的金額計算。

3.2 重要會計政策摘要(續)

借貸成本

因收購、建築或生產合資格資產(即需要一段頗長時間始能投入其擬定用途或出售的資產)而直接產生的借貸成本將被資本化,作為有關資產成本的一部分。待有關資產大致上可投入其擬定用途或出售時,這些借貸成本將會停止資本化。等待作為合資格資產支出的特定借款的暫時性投資所賺取的投資收入從資本化的借貸成本中減除。

股息

董事建議的期末股息乃於資產負債表的權益部分內另行列作保留盈利的分派,直至股息於股東大會上獲股東批准時為止。股息乃於股東批准及宣派時才確認為負債。

本公司之公司章程細則授予董事宣派中期股息之權力,因此中期股息是同時建議及宣派的,而中期股息於建議派付及宣派時隨即確認為負債。

外幣

本財務報表以人民幣(即本公司的功能及呈報貨幣)列示。本集團旗下各實體自行釐定其功能貨幣,各實體財務報表內的項目均以該功能貨幣計值。外幣交易按交易日的功能貨幣匯率初步記錄。以外幣計值的貨幣資產和負債按資產負債表日的功能貨幣匯率重新換算,就此產生的所有匯兌差額計入利潤表。以外幣按歷史成本法計量的非貨幣項目以首次交易日的匯率換算。以外幣公允價值計量的非貨幣項目以公允價值釐定日期的匯率換算。

若干海外子公司、共同控制實體及聯營公司的功能貨幣並非人民幣。於資產負債表日,這些實體的資產和負債按資產負債表日適用的匯率換算為本公司的呈報貨幣,其利潤表按年內的加權平均匯率換算為人民幣,就此產生的匯兌差額計入匯兌波動儲備。於出售海外實體時,與特定海外業務相關並於權益內確認的遞延累計金額於合併利潤表內確認。

就合併現金流量表而言,海外子公司的現金流量按現金流量之日的匯率換算為人民幣。年內海外子公司的經常性現金流量,按年內加權平均匯率換算為人民幣。

僱員福利

退休福利

本集團於中國內地的全職僱員享有多項由政府資助的退休金計劃,僱員於計劃中有權每月按若干公式收取退休金。相關政府機構有責任向這些退休僱員發放退休金。本集團按月向該等退休金計劃供款。根據該等計劃,本集團除作出供款外,對退休福利再無其他責任。該等計劃之供款於支付時列作開支。

此外,本集團為其在中國內地以外若干國家或司法權區的合資格僱員參與多項界定供款退休計劃。僱員和僱主的供款按僱員的薪金總額的各項百分比或固定金額和服務年期計算。

3.2 重要會計政策摘要（續）

所得稅（續）

遞延稅項資產的賬面值於每個資產負債表日審閱，並扣減至不再可能有足夠應課稅利潤以動用所有或部分遞延稅項資產為止。相反地，於每個資產負債表日會重新評估過往未被確認的遞延稅項資產，並在可能有足夠應課稅利潤以動用所有或部分遞延稅項資產時予以確認。

遞延稅項資產和負債以資產被變現或負債被清償的期間預期適用的稅率衡量，並根據於資產負債表日已制訂或實際上已制訂的稅率（和稅務法例）計算。

遞延稅項資產可與遞延稅項負債抵銷，但是必須存在容許將即期稅項資產抵銷即期稅項負債的可合法執行權利，且遞延稅項與同一課稅實體及同一稅務局有關，方可實行。

政府補助

政府補助於能夠合理確定可收取以及可達成所有附帶條件時按其公允價值予以確認。若補助與一項開支項目相關，則於將有關資助系統地與擬補償的成本進行匹配的期間內確認為收入。若補助與一項資產相關，則按公允價值計入遞延收入賬項，並於相關資產的估計可使用年期內每年等額分期撥入利潤表。

收入確認

收入於本集團將可獲得經濟利益並能夠可靠地計量時按以下基準入賬：

(a) 工程承包合同收入根據已完成部分的比例確認入賬，進一步詳情載於上文有關「工程承包合同」的會計政策內；

(b) 提供服務的收入按已完成部分的百分比例入賬，進一步詳情載於上文有關「服務合同」的會計政策內；

(c) 提供物流服務的收入，提供服務後確認入賬；

(d) 銷售商品於商品擁有權的重大風險和回報已轉讓予買方後確認入賬，但本集團須不再參與通常與所售出商品擁有權或實際控制權有關的管理；

(e) 出售物業的收入於擁有權的重大風險及回報已轉讓予買家，即於建築工程已完工及物業已交付予買家時確認。於收入確認日期前就已售物業所收取的按金及分期付款計入資產負債表的流動負債項下；

(f) 利息收入按應計基準，採用將金融工具預計年期內估計未來收取的現金折現至金融資產賬面淨值的貼現率以實際利息法確認；

(g) 股東收取付款的權利確立時的股息收入；及

(h) 路費收入，收到時扣除任何適用的收入稅項。

3.2 重要會計政策摘要(續)

現金及現金等價物

就合併現金流量表而言，現金及現金等價物包括手頭現金和活期存款，以及期限短、流動性強、易於轉換為已知金額現金、價值變動風險小且一般於收購後三個月內的較短期限到期的投資，減須於要求時償還及組成本集團現金管理中不可缺少部分的銀行透支。

就資產負債表而言，現金及現金等價物包括手頭現金和銀行存款，而銀行存款包括無限制用途的定期存款。

撥備

如因過往事件產生現時債務(法定或推定)及未來可能需要有資源流出以償還債務，而該債務金額只須能夠可靠估計，則確認撥備。

如貼現的影響重大，則就撥備確認的金額為償還債務預期所需未來支出於資產負債表日的現值。貼現現值因時間流逝而產生的增幅於利潤表計入「融資成本」。

所得稅

所得稅包括即期和遞延稅項。所得稅於利潤表確認，倘與於相同或不同期間直接在權益確認的項目有關，則在權益確認。

於現時和過往期間的即期稅項資產和負債，按預期自稅務局退回或支付予稅務局的金額計算。

遞延稅項採用負債法就於資產負債表日資產和負債的稅基與兩者用作財務報告的賬面值之間的各項暫時差異計提撥備。

所有應課稅暫時差異均被確認為遞延稅項負債，但：

- 由於一項交易(該交易並非為業務合併)進行時初始確認的資產或負債產生的遞延稅項負債既不對會計利潤也不對應課稅利潤或虧損構成影響的情況除外；及

- 關於子公司和聯營公司的投資及於合營企業的權益產生的應課稅暫時差異，如撥回這些暫時差異的時間可受控制且暫時差異於可預見將來可能不會撥回的情況除外。

所有可扣減暫時差異、未動用稅項抵免及未動用稅項虧損的結轉均被確認為遞延稅項資產，但只限於將可能以應課稅利潤抵扣可扣減暫時差異，及可動用結轉的未動用稅項抵免和未動用稅項虧損的情況，但：

- 由於一項交易(該交易並非為業務合併)進行時與初始確認的資產或負債產生的可扣減暫時差異有關的遞延稅項資產，既不對會計利潤也不對應課稅利潤或虧損構成影響的情況除外；及

- 關於子公司和聯營公司的投資及於合營企業的權益產生的可扣減暫時差異，遞延稅項資產只限於暫時差異將於可預見將來撥回及應課稅利潤可用以抵扣暫時差異時確認。

3.2 重要會計政策摘要(續)

發展中物業

擬作出售的發展中物業按成本和董事根據當時市況估計的可變現淨值的較低者入賬。成本包括該等物業應佔的所有發展費用支出、相關借貸成本及其他直接成本。

已竣工待售物業

已竣工待售物業按成本和可變現淨值的較低者入賬。成本包括所有發展費用支出、相關借貸成本及這些物業應佔的其他直接成本。可變現淨值參考個別物業的當時市價釐定。

工程承包合同

合同收入包括協議合同金額以及因指令變更、索賠及獎勵付款所產生的適當金額。所產生的合同成本包括直接材料、分包合同成本、直接勞工及適當比例的固定和變動的建築管理費用。

固定價格工程承包合同的收入按完成方法的百分比予以確認，百分比經參考截至有關日期所產生成本相對於相關合同估計總成本的比例計算。

成本加成工程承包合同的收入按完成方法的百分比予以確認，百分比經參考有關期間所產生的可收回成本加所賺取的有關費用後，按截至有關日期所產生成本相對於相關合同估計總成本的比例計算。

當管理層預見可預見虧損時將立即作出撥備。

當截至有關日期的合同成本加已確認利潤減已確認虧損超過按進度結算款項時，盈餘被視作應收合同客戶款項。

當按進度結算款項超過截至有關日期的合同成本加已確認利潤減已確認虧損時，盈餘被視作應付合同客戶款項。

服務合同

提供服務時產生的合同收入包括協議合同金額。提供服務的成本包括勞工和其他直接從事提供服務的人員成本以及應佔的管理費用。

如能夠可靠地計量收入、所產生成本及完成時的估計成本，則提供服務的收入按照交易完成百分比予以確認。完成百分比參照截至有關日期所產生的成本與根據交易將產生的總成本作比較後釐定。倘合同結果不能可靠計量，則僅確認能夠收回的已產生合約成本為收入。

當管理層預見可預見虧損時將立即作出撥備。

當截至有關日期的合同成本加已確認利潤減已確認虧損超過按進度結算款項時，盈餘被視作應收合同客戶款項。

當按進度結算款項超過截至有關日期的合同成本加已確認利潤減已確認虧損時，盈餘被視作應付合同客戶款項。

3.2 重要會計政策摘要*(續)*

終止確認金融資產

金融資產(或如適用，一項金融資產的一部分或一組同類金融資產的一部分)在下列情況下將終止確認：

- 收取該項資產所得現金流量的權利經已屆滿；
- 本集團保留收取該項資產所得現金流量的權利，但已根據一項「過手」安排承擔責任，在無重大延誤的情況下，將有關現金流量全數付予第三方；或
- 本集團已轉讓其收取該項資產所得現金流量的權利，並(a)已轉讓該項資產的絕大部分風險和回報；或(b)並無轉讓或保留該項資產絕大部分風險和回報，但已轉讓該項資產的控制權。

如本集團已轉讓其收取該項資產所得現金流量的權利，但並無轉讓或保留該項資產的絕大部分風險和回報，且並無轉讓該項資產的控制權，該項資產根據本集團持續涉入該項資產的程度確認入賬。就對已轉讓資產作出保證的形式的持續涉入，是以該項資產的原賬面值和本集團或須償還的代價金額上限(以較低者為準)計算。

按攤銷成本入賬的金融負債(包括計息銀行和其他借款)

金融負債(包括應付貿易款項和應付票據、其他應付款項、計息銀行及其他借款及其他長期負債)初始按公允價值減直接交易成本列賬，隨後以實際利息法按攤銷成本計量，但如貼現的影響並不重大，則按成本列賬。有關利息支出於利潤表中「融資成本」內確認。

當終止確認負債及在攤銷過程中，收益和虧損會於利潤表確認。

財務擔保合約

國際會計準則第39號範圍內之財務擔保合約列為金融負債計算。財務擔保合約在最初時以其公允價值減去可直接歸於因收購或發行財務擔保合約所產生的交易成本進行確認，除非此合約是通過損益按公允價值確認。初始確認後，本集團將以下列二者之中較高者對財務擔保合約進行衡量：(i)根據國際會計準則第37號－撥備、或有負債及或有資產所確定之金額；及(ii)初始確認的金額減去根據國際會計準則第18號－收入所確認之累積攤銷額(如適用)。

終止確認金融負債

當負債項下的義務被解除、取消或期滿，則終止確認金融負債。

如一項現有金融負債被來自同一貸款方且大部分條款均有差別的另一項金融負債所取代，或現有負債的條款被大幅修改，此種置換或修改作終止確認原有負債並確認新負債處理，而兩者的賬面值差額於利潤表確認。

存貨

存貨按成本或可變現淨值兩者較低者列賬。成本以加權平均基準釐定，就在製品和已成品而言，成本包括直接材料、直接勞工及適當分攤的製造費用。可變現淨值按估計售價減任何完成與出售產生的任何估計成本計算得出。

3.2 重要會計政策摘要(續)

金融資產減值

本集團於每個資產負債表日評估是否存在任何客觀證據顯示一項或一組金融資產出現減值。

按攤銷成本入賬的資產

如有客觀證據顯示按攤銷成本入賬的貸款和應收款項或持至到期日的投資出現減值虧損，則虧損金額按該資產賬面值與金融資產的初始實際利率（即首次確認時計算的實際利率）貼現的估計未來現金流量（不包括尚未產生的未來信貸虧損）現值的差額計算。該資產的賬面值會直接減少或通過使用備抵賬戶而減少。減值虧損金額於利潤表確認。貸款及應收款項連同與之相關之備抵在實際預計無法收回時，予以撇銷。

如其後減值虧損金額減少，且此減少客觀上與減值確認後發生的事項有關，則以往確認的減值虧損將通過調整撥備賬予以撥回。其後撥回的任何減值虧損均於利潤表內確認，惟有關資產的賬面值不得超過撥回當日的攤銷成本。

就有關貿易及其他應收款項而言，當有客觀證據（如債務人無力償債或面臨重大財務困難之可能性以及科技、市場經濟或法律環境出現對債務人構成不利影響之重大轉變）證明本集團將不能按照原有發票條款收回全部到期金額，則就有關貿易及其他應收款項作出減值撥備。應收款項的賬面值通過使用備抵賬戶扣減。減值債務一經評估為無法收回時即會終止確認。

按成本入賬的資產

如有客觀證據顯示因公允價值未能可靠計算而不以公允價值入賬的非上市權益工具出現減值虧損，則虧損金額按該資產賬面值與以同類金融資產當前市場回報率貼現的估計未來現金流量現值之間的差額計算。這些資產的減值虧損不會予以撥回。

可供出售的金融資產

如可供出售的資產出現減值，其成本（扣除任何主要付款及攤銷）及其現時公允價值的差額，扣除任何先前已於利潤表確認的減值虧損後將由權益賬轉撥至利潤表。當公允值出現重大或長期下跌至低於其成本或有其他客觀證據證明減值存在，將對可供出售權益投資作出減值撥備。被歸類為可供出售的權益工具的減值虧損不會於利潤表中撥回。

如債務工具的公允價值增加可客觀地與減值虧損於利潤表確認後發生的事件有關，則該工具的減值虧損於利潤表中撥回。

3.2 重要會計政策摘要(續)

投資及其他金融資產(續)

以公允價值計量且其變動計入損益的金融資產

以公允價值計量且其變動計入損益的金融資產包括持作買賣的金融資產。倘收購金融資產是為在短期內銷售，則這些金融資產分類為持作買賣。持作買賣投資的盈虧於利潤表確認。在利潤表確認之公允價值損益淨額不包括該等金融資產之任何股息(根據下文「收益確認」所載列之政策確認)。

貸款及應收款項

貸款及應收款項是屬於非衍生性質的金融資產，以固定或可斟酌釐定的方式付款(並非在活躍市場上提供報價)。這些資產其後以實際利率法按攤銷成本減任何減值撥備列賬。攤銷成本乃經計及任何收購事項的折讓或溢價後計算，並包括作為實際利率及交易成本不可缺少部分的費用。當貸款及應收款項被終止確認或減值時，或在攤銷過程中，盈虧乃於利潤表確認。

持至到期投資

如本集團有意及可以持至到期，則可按固定或斟酌釐定的方式付款及有固定到期日的非衍生金融資產列作持至到期投資。持至到期投資隨後按攤銷成本減任何減值撥備計量。攤銷成本以初步確認的金額減償還本金，並以實際利率法計入或扣除累計攤銷，計算初步確認金額及到期日金額的差額。此計算包括合同各方支付或收取作為實際利率不可缺少部分的所有費用、交易成本及所有其他溢價及折讓。投資被終止確認或減值時，及在攤銷過程中，盈虧乃於利潤表確認。

可供出售金融資產

可供出售金融資產乃於上市及非上市權益及債務證券中被指定為可供出售或不列入任何其他三個類別的非衍生金融資產。於初始確認後，可供出售金融資產以公允價值計量，其盈虧單獨確認為權益部分，直至投資被終止確認或直至投資被釐定為減值時，先前於權益呈報的累計盈虧須計入利潤表內。所賺取的利息及股息分別以利息收入及股息收入呈報，並根據以下「收入確認」部分所載列之政策於利潤表中確認。該等投資之減值引致之虧損於利潤表中確認為「可供出售投資減值」並由可供出售投資重估儲備中轉撥至利潤表。

如非上市股本及債務證券基於下列原因而不能可靠地計量公允價值，(a)就該投資的合理公允價值估計範圍幅度過大；或(b)範圍內的若干估計可能性無法合理評估以計算其公允價值，則該等證券乃以成本減任何減值虧損列賬。

公允價值

在管理有序的金融市場中交易活躍的投資，其公允價值乃參考資產負債表日營業時間結束時市場的買入報價釐定。未形成活躍市場的投資，其公允價值採用估值法釐定。估值法包括利用近期的公平市場交易；參照另一個大致相同的工具的現行市值；折現現金流量分析及其他估值模式。

3.2 重要會計政策摘要(續)

無形資產(續)

其他

其他包括購入的專利及許可證，以成本扣減任何減值虧損列賬，並以直線法按其估計可使用年期十五年攤銷。

研究及開發成本

所有研究成本於發生時計入利潤表。

開發新產品項目而發生的開支，僅在本集團能夠證明以下各項時，方予以資本化及遞延，即：完成無形資產以供使用或出售的技術可行性；本集團完成資產的意圖及其使用或出售該資產的能力；資產日後如何產生經濟利益；能否獲得完成該項目的資源，以及在開發過程中可靠計量開支的能力。未符合這些標準的產品開發開支將於發生時確認為費用。

持作出售的非流動資產及出售組合

如非流動資產及出售組合的賬面值將主要透過銷售交易而非持續使用而收回，則分類為持作出售。在這種情況下，該資產或出售組合當前狀態必須可供即時出售，僅需符合出售該等資產或出售組合的一般及慣常條款，並且其出售極為可能。

分類為持作出售的非流動資產及出售組合(不包括遞延稅項資產及金融資產)按其賬面值及公允價值扣減出售成本兩者中較低者計量。

租賃

凡與資產所有權有關的絕大部分回報及風險(不包括法定所有權)轉歸本集團所有的租賃，均列作融資租賃。於融資租賃開始時，租賃資產的成本乃按最低租賃付款的現值資本化，並連同債務(不包括利息部分)一並入賬，藉以反映購買與融資情況。根據已資本化的融資租約持有的資產乃納入物業、廠房及設備內，並按租期或資產的估計可使用年期兩者中的較短者折舊。有關租約的融資成本乃於利潤表中扣除，以反映租期內的固定周期支出比率。

通過融資性質租購合同購入的資產列作融資租賃，並按其估計可使用年期折舊。

凡資產擁有權的絕大部分回報及風險仍歸出租人所有的租約，均列作經營租約。根據經營租約的應付租金按直線法於租約期內於利潤表內扣除。

經營租約項下的預付土地租賃款項首先以成本列值，其後以直線法於租賃期內確認，期限為三十至五十年不等。倘租賃款項無法可靠地在土地及樓宇之間進行分配，則全部預付土地租賃款項列作物業、廠房及設備的融資租賃項下土地及樓宇成本。

投資及其他金融資產

根據國際會計準則第39號所界定的金融資產恰當地分類為以公允價值計量且其變動計入損益的金融資產、貸款及應收款項、持至到期投資或可供出售的金融資產。金融資產在初始確認時以公允價值計量，對於並非屬於以公允價值計量計入損益的投資尚需加上交易的直接成本。

本集團在初始確認後決定其金融資產的分類，並在容許及適當情況下於資產負債表日重新評估有關分類。

以正常方式購買及銷售金融資產均在交易日(即本集團承諾購買或銷售資產之日)確認。以正常方式購買或銷售金融資產是指須在按照市場規定或慣例通常訂立的期限內交付資產。

3.2 重要會計政策摘要(續)

物業、廠房及設備與折舊

除在建工程以外，物業、廠房及設備按成本減累計折舊及任何減值虧損列賬。一項物業、廠房及設備項目的成本包括其購買價及將資產達至運作狀況及位置，以作其預定用途所產生的任何直接應計成本。物業、廠房及設備開始運作後所產生的開支，如維修保養，一般於產生期間在利潤表中扣除。若在可明確顯示該等費用引致未來使用物業、廠房及設備項目時會增加經濟利益，且該項目的成本能可靠地計算，則該等費用予以資本化，作為該資產的額外成本或替換成本。

各項物業、廠房和設備折舊乃以直線法按其估計可使用年期撇銷其成本至其剩餘價值，即5%的成本。就此所採用的主要年折舊率如下：

樓宇	2.71%
機器	9.50%
汽車	19.00%
生產設備	9.50%
測量及實驗設備	19.00%
其他設備	19.00%

當一項物業、廠房和設備的各部分有不同可使用年期時，該項目的成本乃按合理基準在各部分之間分配，而各部分乃個別地折舊。

剩餘價值、可使用年期及折舊方法乃於各資產負債表日檢討，並作出調整(如適當)。

物業、廠房和設備項目於出售或預期其使用或出售不會帶來未來經濟利益時終止確認。因出售或報廢而於該資產終止確認期間的利潤表內確認的任何盈虧乃有關資產出售收入淨額與賬面值的差額。

在建工程指正在建築中的物業、廠房和設備，乃以成本值減任何減值虧損列賬，並不計提折舊。成本包括建築的直接成本及建築期間有關借款的資本化借貸成本。在建工程於完工及可作使用時，將重新分類為適當的物業、廠房及設備項目。

無形資產

無形資產的可使用年期乃按其是否有明確限期而作出評估。有明確限期的無形資產乃按其可使用經濟年期攤銷，並於出現跡象顯示無形資產可能出現減值時作出減值評估。對有明確可使用年期的無形資產的攤銷期及攤銷法於各資產負債表日最少檢討一次。

專營權資產

本集團經營若干服務專營權安排，據此，本集團為授權機關進行建設工程，以根據授權機關先前訂下的條件取得經營有關資產的權利。根據國際財務報告詮釋委員會詮釋第12號，專營權安排項下資產可分類為無形資產或金融資產。資產於營運商獲得權利(權限)向公用服務使用者收取費用時列作無形資產，或於授權機關付款時列作金融資產。倘採用無形資產模式，則本集團將把這些專營權安排中與長期投資有關的非流動資產於資產負債表內列作無形資產類別中的「專營權資產」。倘有關專營權安排的基礎設施建設工程已竣工，則專營權資產將根據無形資產方式，以直線法按專營權年期攤銷。

計算機軟件

購入的計算機軟件許可證乃按購入及使用特定軟件時產生的成本撥充資本。這些成本乃以直線法按其估計可使用年期二至十年攤銷。

3.2 重要會計政策摘要(續)

聯營公司

聯營公司為本集團持有其通常不低於20%表決權的長期權益並可對其施以重大影響的實體，但該實體並不是本集團的子公司或共同控制實體。

在合併資產負債表中，本集團的聯營公司權益乃採用權益會計法核算，按本集團應佔的資產淨值減任何減值虧損後列賬。本集團應佔聯營公司的收購後業績及儲備分別計入合併利潤表及合併儲備。本集團與聯營公司之間的交易所產生的未實現收益及虧損乃按本集團於聯營公司之權益對銷，惟倘未實現虧損有證據顯示所轉讓資產出現減值除外。倘雙方會計政策不一致，則會作出調整。

如果於聯營公司的投資列為持作出售資產，則乃根據國際財務報告準則第5號「持作出售的非流動資產及終止經營」列入。

非金融資產的減值

倘出現減值跡象或須對資產(不包括存貨、發展中物業、已竣工待售物業、工程承包合同資產、遞延稅項資產及金融資產)進行年度減值測試，則會估計資產的可收回金額。資產的可收回金額為資產或現金產生單位使用價值與其公允價值減處置成本兩者中的較高者，並且就個別資產釐定，如果資產並不產生大部分獨立於其他資產及資產組合的現金流入，可收回金額則就資產所屬的現金產生單位釐定。

只有資產的賬面金額超過其可收回金額時，減值虧損方予確認。評估資產的使用價值時，估計未來現金流量採用反映當前市場對貨幣時間價值及該項資產的特有風險的估計的稅前折現率貼現為現值。減值虧損乃於產生期間計入利潤表中與減值資產相應的費用類別。

於每個呈報日期評估是否有跡象顯示過往已確認的減值虧損可能已不再存在或可能減少。倘出現該等跡象，則會估計資產的可收回金額。只有在用以釐定資產的可收回金額的估計方法出現變動時，方會撥回過往已確認的資產的減值虧損，但撥回的金額不可超逾假設過往年度並無就該項資產確認減值虧損而釐定的賬面值(扣除任何折舊／攤銷)。撥回的減值虧損乃於產生期間的利潤表入賬。

關聯方

在以下情況一方將被視為本集團的關聯方：

(a) 該方直接或間接通過一家或多家中間控股公司，(i)控制本集團或被本集團控制或與本集團受共同控制；(ii)於本集團擁有權益，並可對本集團施以重大影響；或(iii)共同控制本集團；

(b) 該方為聯營公司；

(c) 該方為共同控制實體；

(d) 該方為本集團或其母公司的核心管理層成員；

(e) 該方為上述(a)或(d)所述任何人士家族的親密家庭成員；

(f) 該方為(d)或(e)所述的任何人士直接或間接控制、共同控制或可施行重大影響力的實體或享有重大表決權的實體；或

(g) 該方為本集團或本集團關聯方的任何實體提供僱員福利退休福利計劃。

3.2 重要會計政策摘要(續)

合併基準(續)

少數股東權益指非本集團持有而外界股東所佔本公司子公司的業績及資產淨值，少數股東權益在合併利潤表單獨呈報，並包含在合併資產負債表的股本內，與本公司權益持有人應佔權益分開。按本集團的政策，本集團和少數股東的交易均列為和本集團參股者的交易處理。收購少數股東權益以實體概念方法入賬，而收購資產淨額的已付代價與賬面值的差額確認為股權交易。

子公司

子公司是本公司直接或間接控制其財務及營運政策而從其業務中獲益的實體。

子公司的業績納入本公司利潤表的已收股息和應收股息項中。本公司對子公司的投資按成本減任何減值虧損後列賬。

合營企業

合營企業指根據合同安排方式成立的實體，本集團與其他合資人士藉以進行經濟業務。合營企業以獨立實體方式營運，本集團與其他合營人士在其中佔有權益。

合營方訂立的合營協議規定了合營各方的出資額、合營期限以及合營企業解散後資產變現的基準。經營合營企業的損益及任何盈餘資產分派乃按合營方各自的出資額或根據合營協議的條款分配。

合營企業會被視為：

(a) 子公司，倘本集團直接或間接單方面控制合營企業；

(b) 共同控制實體，倘本集團對合營企業並無單方面控制權，但直接或間接有共同控制權；

(c) 聯營公司，倘本集團對合營企業並無單方面或共同的控制權，但直接或間接持有一般不少於20%合營企業已註冊資本並對其有重大影響力；或

(d) 根據國際會計準則第39號為股權投資，倘本集團直接或間接持有少於20%合營企業已註冊資本，且並無共同控制權，亦不可對其施以重大影響。

共同控制實體

共同控制實體為合營企業，因共同控制導致所有參與方對該共同控制實體的經濟活動均無單方面的控制權。

在合併資產負債表中，本集團的共同控制實體權益乃採用權益會計法，按本集團應佔的資產淨值減任何減值虧損後列賬。本集團應佔共同控制實體的收購後業績及儲備分別計入合併利潤表及合併儲備。本集團與其共同控制實體之間的交易所產生的未實現收益及虧損按本集團於共同控制實體的權益沖銷，惟倘未實現虧損有證據顯示所轉讓資產出現減值除外。倘雙方會計政策不一致，則會作出調整。

共同控制實體的業績應按已收股息和應收股息納入本公司利潤表中。本公司應佔共同控制實體的權益視作非流動資產，按成本減任何減值虧損後列賬。

3.1 已頒布但尚未生效的國際財務報告準則的影響(續)

國際財務報告詮釋委員會 — 詮釋第11號適用於自2007年3月1日或之後開始的年度期間。該詮釋規定,僱員所獲授公司權益工具之安排須列為權益交易計劃,即使該等工具乃由公司向其他人士購買或由股東提供。

國際財務報告準則詮釋委員會 — 詮釋第13號適用於自2008年7月1日之後開始之年度。該詮釋規定在銷售交易過程中授予客戶的忠誠度獎勵將入賬列為銷售交易的獨立組成部分,因而已收代價的部分公允價值將分配至忠誠度獎勵並在獎勵兌現的期間予以遞延。因目前並無該等計劃存在,本集團預計該詮釋對本集團的財務報表並無影響。

國際財務報告準則詮釋委員會 — 詮釋第14號適用於自2008年1月1日或之後開始之年度。該詮釋為如何根據香港會計準則第19號「僱員福利」評估可確認為資產的界定福利計劃中的盈餘金額上限提供了指引。本集預計該詮釋對本集團的財務報表並無影響,因為目前所有界定福利計劃均為赤字。

本集團現正評估開始採納以上新訂及經修訂國際財務報告準則的影響。截至本財務報表日期,本公司認為此等新訂及經修訂國際財務報告準則對本集團的經營業績及財政狀況鮮會產生重大影響。

3.2 重要會計政策摘要

合併基準

合併財務報表包括本公司及其子公司於截至2007年12月31日止年度的財務報表。除本財務報表附註2所述的重組按類似股權集合法的方式入賬列作共同控制下的業務重組外,本集團收購子公司乃採用購買法入賬。

在應用股權集合會計法時發生的共同控制下合併的合併實體或業務的財務報表項目應計入合併財務報表內,猶如其自合併實體或業務首次納入控制方控制下之日已合併。

合併實體或業務的資產淨值乃採用控制方認為的現有賬面值合併。概無就商譽或收購人於被收購人的可資識別資產、負債及或有負債的公允淨值的任何權益超出共同控制合併時的成本的金額進行確認,但控制方權益的持續性則除外。

合併利潤表包括由最早呈報日期起,或自合併實體或業務首次納入共同控制下之日起各合併實體或業務的業績,如有較短期間,則不計共同控制合併當日。

購買法涉及將業務合併成本分配至所收購可資識別資產及收購當日承擔的負債和或有負債的公允價值。收購成本按所給予資產及於交易日期所發生或承擔的負債的公允價值總額,另加收購直接應佔成本計算。

根據購買法,子公司的業績乃由收購日期起(即本集團取得控制權當日)合併,並於截至終止控制權當日前持續合併。

所有本集團內集團間的結餘及交易已於合併時對銷。

3.1 已頒布但尚未生效的國際財務報告準則的影響

本集團並無於本財務報表中應用下列已頒布但尚未生效的新訂及經修訂國際財務報告準則：

國際財務報告準則第2號	股份支付－行權條件及註銷
國際財務報告準則第3號（經修訂）	業務合併
國際會計準則第1號（經修訂）	呈報財務報表
國際會計準則第23號（經修訂）	借貸成本
國際會計準則第27號（經修訂）	合併及獨立財務報表
國際會計準則第32號及國際會計準則第1號（修訂）	國際會計準則第32號－金融工具之修訂：呈報及國際會計準則第1號呈報財務報表－可認沽金融工具及清盤所產生之責任
國際財務報告準則第8號	經營分部
國際財務報告準則詮釋委員會－詮釋第11號	國際財務報告準則第2號－集團及庫存股份交易
國際財務報告準則詮釋委員會－詮釋第13號	客戶忠誠獎勵計劃
國際財務報告準則詮釋委員會－詮釋第14號	國際會計準則第19號－對界定利益資產之限制、最低資金規定及其相互作用

國際財務報告準則第2號之修訂適用於自2009年1月1日或之後開始的年度期間。該準則將「行權條件」嚴格限定為包括明示或暗示要求提供服務的條件。其他任何情況均為非行權條件，該等條件應在釐定所授予股本工具之公允價值時予以考慮。當非行權條件在實體或對方的控制下未能得到滿足，相應獎勵計劃不能行使，則該等情形須入賬作為注銷。本集團並未參與任何附帶非行權條件的以股份為基礎之付款計劃，因此，預期此項修訂不會對本集團的財務報表產生影響。

國際財務報告準則第3號（經修訂）及國際會計準則第27號（經修訂）適用於自2009年7月1日或之後開始的年度期間。該經修訂準則引入業務合併會計處理的若干更改，該等變化將影響已確認的商譽數額、收購事項發生期間所呈報的業績及未來所呈報的業績。國際會計準則第27號（經修訂）規定將子公司所有權權益變動列作股權交易。因此，該變動對商譽並無影響，亦不會產生收益或虧損。此外，該經修訂準則改變了子公司所產生的虧損以及對子公司喪失控制權的會計處理方法。國際財務報告準則第3號（經修訂）及國際會計準則第27號（經修訂）中所引起的變動須予追溯應用並將影響日後進行的收購及與少數股東進行的交易。

國際會計準則第1號（經修訂）適用於自2009年1月1日或之後開始的年度期間。該經修訂準則區分所有人及非所有人的權益變動。權益變動表將僅載列與所有者進行交易之詳情，而全部非所有者權益變動均以單行呈列。此外，該經修訂準則引入利潤表，呈列所有確認為損益的收入及開支項目，及所有其他已確認收入及開支項目（不論以單一報表或兩份相關報表呈列）。本集團仍在評估是否採用一份或兩份報表。

國際會計準則第23號（經修訂）適用於自2009年1月1日或之後開始的年度期間。該經修訂準則要求將與購置、建設或生產合資格資產相關的借貸成本應予以資本化。合資格資產指需要經過相當長一段時期方可實現其原計劃用途或出售的資產。本集團已將合資格資產應佔借貸成本資本化，因此我們預計採納國際會計準則第23號（經修訂）對本集團的合併財務報表並無影響。

國際會計準則第32號及國際會計準則第1號修訂適用於自2009年1月1日或之後開始的年度期間。國際會計準則第32號之修訂要求在符合若干基準的情況下，將若干可認沽金融工具及因清盤產生之責任分類為權益。國際會計準則第1號之修訂要求披露有關分類為權益之可認沽工具之若干資料。本集團預期該等修訂不會對本集團的財務報表產生影響。

國際財務報告準則第8號適用於自2009年1月1日或之後開始之年度期間。此準則要求披露有關本集團各經營分部的資料，並取代確定本集團主要（業務）及次要（地域）呈報分部的要求。

2. 呈報及編製基準（續）

(b) （續）

(ii) 對合併經營業績的影響

	本集團	
	2007年	2006年
	人民幣千元	*人民幣千元*
樓宇折舊	**36,347**	48,462
預付土地租賃款項攤銷	**3,700**	4,934
僱員補償成本	**—**	101,520
為補充養老金補貼作出的撥備而產生的遞延稅項資產	**—**	28,298
本年度純利減少	**40,047**	183,214

根據重組，上述過往與前身業務相關的經營性資產和負債通過分派由中鐵建總公司保留在中鐵建總公司(附註13)。因此，本公司於2007年11月5日註冊成立時這些經營性資產和負債沒有注入本公司。

(c) 與本集團業務並非屬戰略性互補的若干公司的股本權益及配套設施(包括醫院和幼兒園)的財務信息，並未載入本財務報表內，原因為這些公司有不同及獨立的管理人員，保存獨立的會計記錄，猶如其自主經營，並從事與核心業務並不類似的業務及經營。

(d) 從事保留BOT項目的若干公司股本權益的財務信息並未載入本財務報表內，原因為董事認為保留BOT項目不適合載入本集團的財務信息，並因中鐵建總公司轉讓其於該等項目的股本權益須經簽約方的政府部門批准，及須遵守合營夥伴在各自的特許經營協議中的優先購買權的規定。

(e) 本財務報表乃根據國際財務報告準則編製，包括國際會計準則委員會批准的準則及詮釋，以及國際會計準則委員會批准的國際會計準則(「國際會計準則」)及常務詮釋委員會詮釋以歷史成本作為基準編製，惟若干金融資產乃按公允值計量。此外，除另有指明者外，本財務報表以人民幣(「人民幣」)呈列，而所有數值已舍入至最近的千位數。

(f) 本集團於2007年12月31日的淨流動負債為人民幣8,565,000,000元(2006年：人民幣1,888,000,000元)。本集團的流動資金主要依賴其業務維持足夠現金流量以應付到期應付負債的能力，以及本集團取得外來資金撥付其承擔日後資本開支的能力。董事已對本集團2008年1月1日至2009年3月31日期間的現金流量預測進行詳細檢討。現金流量預測及本集團銀行信用額度詳情載於本財務報表附註45(d)。 此外，本公司H股及Ａ股上市所籌得款項詳情載於本財務報表附註46(c)，46(d)及46(e)。根據現有可獲取的資料，董事認為本集團具有應付到期債務及持續滿足財務需求的能力。

2. 呈報及編製基準

(a) 誠如財務報表附註1所述，於本公司註冊成立之前，所有核心業務均由中鐵建總公司控制及擁有。本公司於2007年11月5日註冊成立後，所有核心業務已轉讓給本公司。由於核心業務的最終控股股東並無任何變動，重組已入賬列作共同控制下的業務重組，並按類似股權聯合法的方式編製。因此，於編製本集團合併財務報表時已經將轉讓予本公司的核心業務資產及負債在中鐵建總公司歷史賬面金額中呈列，猶如本公司及現行公司架構於各呈列日期及年度一直存在。

本財務報表包括過往與前身業務相關的保留業務的經營業績及財務狀況（見下文附註2(b)），但不包括與本集團業務並非屬戰略性互補者（見下文附註2(c)）及從事保留BOT項目的公司的相關資料（見下文附註2(d)）。這些保留業務雖未被轉讓給本公司，但本公司董事（「董事」）認為，本集團過往財務信息應反映本集團所有經營業務的成本，並涵蓋構成本集團過往業務及經營部分的一切相關業務活動，故與前身業務相關的保留業務已根據本公司與中鐵建總公司就重組訂立的協議（「重組協議」）所載詳情載入本財務報表之中。

於評估重組前的本財務報表是否公允地反映本集團的過往業務時，各董事已將（其中包括）以下各項納入考慮：

(i) 保留業務是否涉及非類似的業務；

(ii) 保留業務於重組前後是否以自主方式經營；及

(iii) 保留業務是否只有僅屬附帶性質的共用設施及成本。

由於本公司於2007年11月5日才成立，故本公司於2006年12月31日的資產負債表無可比數字。

(b) 過往與前身業務相關的若干經營性資產和負債包括並無完整業權及所有權證書的若干樓宇及預付土地租賃款項，退休人員的補充退休福利以及相關遞延稅項資產，均為重組前的前身業務構成部分。以下各表反映載入合併財務報表的有關經營性資產和負債的合併財務狀況及合併經營業績所受到的影響：

(i) 對合併財務狀況的影響

	本集團	
	2007年 人民幣千元	2006年 人民幣千元
樓宇	–	1,147,610
預付土地租賃款項	–	232,787
為補充養老金補貼作出的撥備	–	(2,880,020)
為補充養老金補貼作出的撥備而產生的遞延稅項資產	–	846,670
淨資產減少	–	(652,953)

1. 集團重組及公司信息

根據中鐵建總公司為籌備本公司股份於香港聯合交易所有限公司(「香港聯交所」)及上海證券交易所上市而進行的重組,中國鐵建股份有限公司(「本公司」)於2007年11月5日在中國註冊成立為股份有限公司。

考慮到本公司於2007年11月5日註冊成立後,中鐵建總公司向本公司轉讓核心業務(定義見下文)及注入總額約為人民幣30.75億元(附註16)的若干預付土地租賃款項,本公司向中鐵建總公司發行80億股普通股。發行給中鐵建總公司的普通股每股面值為人民幣1.00元,並為本公司註冊成立後的全部已註冊及已發行股本。中鐵建總公司為本公司的最終控股公司。

本公司的註冊地址為中國北京市海淀區復興路40號東院。

本公司註冊成立之前,工程承包業務、勘察設計及諮詢業務、製造業務及其他業務(統稱「前身業務」)均由中鐵建總公司所擁有或控制的多家公司經營。根據重組,核心業務於本公司註冊成立後轉讓給本公司。

核心業務

就重組而言,中鐵建總公司向本公司轉讓其主要經營及業務(「核心業務」),包括:

(a) 與工程承包業務有關的所有核心資產和負債;

(b) 與勘察設計及諮詢業務有關的所有核心資產和負債;

(c) 與大型養路機械及鐵路軌道零部件製造業務有關的所有核心資產和負債;

(d) 其他業務,包括若干房地產開發及物流業務;

(e) 與向本公司轉讓的業務、資產及負債有關的合同權利及責任;

(f) 與向本公司轉讓的業務有關的僱員;

(g) 與向本公司轉讓的業務有關的資質、許可證及批覆;及

(h) 與向本公司轉讓的業務有關的業務及財務記錄、賬簿及數據及技術數據及專業技術。

保留業務

就重組而言,下列資產和負債(「保留業務」)並無於本公司註冊成立之後轉讓給本公司,而由中鐵建總公司保留:

(a) 過往與前身業務相關的若干經營性資產和負債,包括並無完整業權及所有權證書的若干樓宇及預付土地租賃款項,以及構成前身業務的退休人員補充退休福利;

(b) 與本集團業務並非屬戰略性互補的若干公司的股本權益;

(c) 若干從事建設一營運一移交(「BOT」)項目(「保留BOT項目」)公司的股本權益;及

(d) 醫院、幼兒園等輔助設施。

2007年12月31日

	附註	2007年 人民幣千元
非流動資產		
物業、廠房及設備	15	40,327
於子公司的投資	18	11,938,895
於共同控制實體的權益	19	62,580
可供出售投資	22	246,967
遞延稅項資產	23	10,827
非流動資產總額		12,299,596
流動資產		
存貨	24	3,778
工程承包合同	26	1,138,383
應收貿易款項	27	11,743
預付款項、按金及其他應收款項	28	6,316,351
以公允價值計量且其變動計入損益的金融資產	29	123,798
現金及現金等價物	30	2,055,928
流動資產總額		9,649,981
流動負債		
應付貿易款項	31	241,102
其他應付款項及應計項目	32	3,506,927
計息銀行及其他借款	33	6,188,631
提前退休福利撥備	35	6,180
流動負債總額		9,942,840
流動負債淨額		(292,859)
資產總額減流動負債		12,006,737
非流動負債		
其他應付款項及應計項目	32	458,278
計息銀行及其他借款	33	2,043,865
提前退休福利撥備	35	36,880
遞延稅項負債	23	11,845
非流動負債總額		2,550,868
資產淨額		9,455,869
權益		
已發行股本	38	8,000,000
儲備	39(b)	1,455,869
權益總額		9,455,869

李國瑞
董事

丁原臣
董事

截至2007年12月31日止年度

	附註	2007年 人民幣千元	2006年 人民幣千元
投資活動產生的現金流量			
購買物業、廠房及設備		**(8,831,969)**	(5,260,338)
預付土地租賃款項增加		**(590,433)**	(112,238)
無形資產增加		**(767,957)**	(209,005)
出售物業、廠房及設備所得款項		**1,114,529**	970,699
出售預付土地租賃款項所得款項		**69,629**	27,635
出售無形資產所得款項		**10,719**	1,405
向共同控制實體注資		**(4,000)**	(4,900)
向聯營公司注資		**(89,781)**	(29,298)
購買持至到期投資		**—**	(14,214)
購買可供出售投資		**(90,175)**	(85,272)
購買以公允價值計量且其變動計入損益的金融資產		**(9,372)**	(20,857)
購買少數股東權益	40(a)	**(2,425,092)**	—
出售子公司所得款項		**117,228**	—
出售聯營公司所得款項		**11,536**	1,268
出售持至到期投資所得款項		**157,310**	54,555
出售可供出售投資所得款項		**33,058**	12,400
出售以公允價值計量且其變動計入損益的金融資產所得款項		**48,925**	105,991
出售聯營公司所得預付款項		**300,000**	—
已收股息		**171,695**	26,552
與最終控股公司的結餘增加淨額		**(1,118,023)**	(346,285)
已抵押存款		**(489,877)**	(336,766)
於取得時原到期日為三個月或以上的無抵押定期存款		**(414,450)**	(112,376)
已收利息		**613,887**	522,046
投資活動產生的現金流出淨額		**(12,182,613)**	(4,808,998)
融資活動產生的現金流量			
最終控股公司的注資		**2,400,000**	—
新增銀行借款及其他借款		**27,017,301**	16,427,031
償還銀行借款及其他借款		**(17,920,171)**	(12,206,865)
向本公司權益持有人所作分派		**(701,455)**	(305,142)
向本公司權益持有人所作特別分派		**(1,400,000)**	—
已派付少數股東的股息		**(257,085)**	(160,159)
已付利息		**(1,507,588)**	(1,082,857)
融資活動產生的現金流入淨額		**7,631,002**	2,672,008
現金及現金等價物增加淨額		**4,869,224**	4,199,959
年初現金及現金等價物		**18,373,635**	14,224,588
匯率變動影響淨額		**(54,368)**	(50,912)
年末現金及現金等價物	30	**23,188,491**	18,373,635

合併現金流量表

	附註	2007年 人民幣千元	2006年 人民幣千元
經營活動產生的現金流量			
稅前利潤		**3,787,698**	2,098,247
調整：			
融資成本	8	**1,272,223**	909,326
匯兌差額淨額	7	**91,957**	58,491
財務收入	8	**(652,160)**	(546,587)
應佔共同控制實體利潤及虧損		**(14,624)**	(25,535)
應佔聯營公司利潤及虧損		**(24,010)**	2,888
折舊	15	**3,405,608**	2,364,172
預付土地租賃款項攤銷	16	**45,041**	25,857
無形資產攤銷	17	**23,190**	16,461
物業、廠房及設備減值	15	**4,785**	91,265
預付土地租賃款項減值	16	**—**	15,294
無形資產減值	17	**508**	—
可供出售投資減值	22	**4,035**	951
應收貿易款項及應收票據減值／(減值撥回)	27	**(24,067)**	79,016
其他應收款項減值／(減值撥回)	28	**(20,944)**	42,614
撇銷存貨至可變現淨值	7	**202**	22,834
已竣工待售物業撥備	7	**—**	4,716
工程承包合同可預見虧損撥備	7	**154,123**	133,162
出售物業、廠房及設備虧損淨額	7	**697**	28,307
以公允價值計量且其變動計入損益的金融資產公允值收益淨額	7	**(99,458)**	(51,384)
出售可供出售投資收益	7	**(17,513)**	(6,127)
出售子公司收益	6	**(315,791)**	—
確認遞延收入	6	**(17,379)**	(7,078)
		3,816,423	3,158,643
存貨增加		**(2,032,622)**	(1,451,400)
已竣工待售物業及發展中物業增加		**(1,872,783)**	(766,280)
工程承包合同減少／(增加)		**(4,992,496)**	551,242
應收貿易款項及應收票據增加		**(7,099,287)**	(6,616,183)
預付款項、按金及其他應收款項增加		**(3,308,747)**	(2,820,184)
應付貿易款項及應付票據增加		**8,364,666**	7,557,207
其他應付款項及應計項目增加		**13,769,968**	5,243,864
撥備增加／(減少)		**(4,389)**	3,971
補充養老金補貼及提早退休福利撥備減少		**(624,620)**	(364,470)
其他長期負債減少		**(67,921)**	(34,349)
經營活動產生的現金		**9,735,890**	6,560,308
已繳所得稅		**(315,055)**	(223,359)
經營活動產生的現金流入淨額		**9,420,835**	6,336,949

截至2007年12月31日止年度

附註：

(a) 根據國際會計準則委員會頒佈的國際財務報告準則編製的財務報表，本公司若干子公司於2006年1月1日的資產淨額狀況為負數，致使這些子公司的少數股東應佔權益減至零。然而，根據他們按中華人民共和國境內企業所適用的企業會計準則和財務條例(相關條例準則是指「中國」或中國內地範圍內，就本財務報表而言，不包括中國香港特別行政區或香港、中國澳門特別行政區或澳門及台灣)(中國原企業會計準則)所編製的法定財務報表，上述子公司於2006年1月1日的資產淨額狀況則為正數，而且根據他們的法定財務報表所載，於2006年年初，這些子公司已向他們各自的股東(包括少數股東)派付股息。為列報本財務報表，上述已於2006年年初派付予少數股東的股息已列賬為本公司權益持有人及上述子公司少數股東之間的交易。

(b) 若干子公司的少數股東權益由僱員通過職工持股會持有。於截至2007年12月31日止年度內，本集團與各職工持股會訂立購買協議及補充購買協議以收購少數股東權益。根據購買協議及補充購買協議，雙方同意少數股東權益和由此產生的風險及回報(包括有關子公司的利潤／(虧損))應自2006年12月31日起轉至本集團。收購少數股東權益乃以實體概念法入賬，已付代價與收購資產淨值的賬面值的差額記錄在權益內。收購已於截至2007年12月31日止年度內完成。

(c) 誠如財務報表附註2所進一步描述，本公司已編製合併財務報表，猶如本公司及其現行公司架構於各呈列日期及年度一直存續。本公司於2007年11月5日註冊成立後，轉讓予本公司的核心業務(定義見該財務報表附註1)之資產和負債過往賬面淨值連同下文附註(e)中的若干土地租賃預付款項已轉換為本公司價值人民幣80億元的股本(相等於80億股每股面值人民幣1.00元的股份價值)，所有當時已有儲備均作撤銷，因此產生的差額則於資本儲備中處理。個別類別的儲備(包括本公司註冊成立前的保留利潤)並未予以單獨披露，因所有該等儲備(不包括於2007年1月1日至2007年11月5日期間本公司權益持有人應佔之利潤額)已根據中國鐵道建築總公司(「中鐵建總公司」，本公司之最終控股公司，一家在中國境內的國有企業)集團重組(「重組」)資本化並併入本集團之資本儲備。根據重組，本公司已成為本集團的控股公司。重組的詳情載於財務報表附註1。

(d) 依據中國財政部(「財政部」)關於印發《企業公司制改建有關國有資本管理與財務處理的暫行規定》(自2002年8月27日起生效)的通知，並根據重組，本公司於註冊成立日之後須向中鐵建總公司作出派付，派付金額應相等於本公司權益持有人應佔利潤的金額，根據財政部於2006年發佈的企業會計準則及其他相關規定(合稱為「新中國會計準則」)編製的經審計合併財務報表釐定，為2006年12月31日(重組日)至2007年11月30日期間由中鐵建總公司作出相關必要調整(附註13)後向本集團注入的核心業務而產生。

(e) 本公司於2007年11月5日註冊成立後，以每股人民幣1.00元的價格向中鐵建總公司發行80億股，以抵換總額約為人民幣30.75億元(附註16)的若干預付土地租賃款項。

(f) 本公司H股公開上市後，根據有關中國法規及本公司的章程，本公司可用於分派的保留利潤將為根據新中國會計準則釐定的金額與根據國際財務報告準則釐定的金額二者的較低者。

	本公司權益持有人應佔								
	所有者權益	已發行股本	資本儲備	可供出售投資重新估值儲備	保留利潤	匯兑波動儲備	總額	少數股東權益	權益總額
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
於2006年1月1日	1,774,339	–	–	–	–	–	1,774,339	828,213	2,602,552
注資	–	–	–	–	–	–	–	48,560	48,560
分派 *(附註13)*	(305,142)	–	–	–	–	–	(305,142)	–	(305,142)
已付子公司少數股東股息	–	–	–	–	–	–	–	(160,159)	(160,159)
本公司權益持有人與若干子公司少數股東之間的交易 *(附註(a))*	(44,754)	–	–	–	–	–	(44,754)	44,754	–
年度利潤	1,212,950	–	–	–	–	–	1,212,950	289,008	1,501,958
於2006年12月31日及2007年1月1日	2,637,393	–	–	–	–	–	2,637,393	1,050,376	3,687,769
注資	–	–	–	–	–	–	–	86,198	86,198
分派 *(附註13)*	(701,455)	–	–	–	–	–	(701,455)	–	(701,455)
其他分派 *(附註13)*	(2,252,651)	–	–	–	–	–	(2,252,651)	–	(2,252,651)
已付子公司少數股東股息	–	–	–	–	–	–	–	(257,085)	(257,085)
可供出售投資的公允價值變動 *(附註22)*	–	–	–	269,628	–	–	269,628	–	269,628
可供出售投資的公允價值變動引起的遞延税項負債 *(附註23)*	–	–	–	(31,688)	–	–	(31,688)	–	(31,688)
收購少數股東權益 *(附註(b))*	(1,937,993)	–	–	–	–	–	(1,937,993)	(717,672)	(2,655,665)
根據重組作出的分派 *(附註13)*：									
(i) 物業、廠房及設備 *(附註15)*	(1,111,263)	–	–	–	–	–	(1,111,263)	–	(1,111,263)
(ii) 預付土地租賃款項 *(附註16)*	(229,087)	–	–	–	–	–	(229,087)	–	(229,087)
(iii) 為補充養老金補貼撥備 *(附註35)*	2,880,020	–	–	–	–	–	2,880,020	–	2,880,020
(iv) 為補充養老金補貼撥備產生的遞延税項資產 *(附註23)*	(846,670)	–	–	–	–	–	(846,670)	–	(846,670)
(v) 特殊分派 *(附註(d))*	(2,423,883)	–	–	–	–	–	(2,423,883)	–	(2,423,883)
預付土地租賃款項注資 *(附註(e))*	3,074,967	–	–	–	–	–	3,074,967	–	3,074,967
現金注資	2,400,000	–	–	–	–	–	2,400,000	–	2,400,000
重組重估盈餘產生的遞延税項資產 *(附註23)*	1,002,420	–	–	–	–	–	1,002,420	48,883	1,051,303
年度利潤	2,008,655	–	–	–	292,115	–	2,300,770	5,162	2,305,932
重組後資本化 *(附註(c))*	(4,500,453)	8,000,000	(3,499,547)	–	–	–	–	–	–
匯兑調整	–	–	–	–	–	27,452	27,452	16	27,468
於2007年12月31日	–	8,000,000	(3,499,547)	237,940	292,115	27,452	5,057,960	215,878	5,273,838

合併資產負債表（續）

2007年12月31日

	附註	2007年 人民幣千元	2006年 人民幣千元
流動負債			
應付貿易款項及應付票據	31	**44,676,793**	37,512,875
工程承包合同	26	**17,391,764**	14,408,867
其他應付款項及應計項目	32	**53,199,850**	38,048,543
計息銀行及其他借款	33	**20,766,407**	12,514,681
補充養老金補貼及提早退休福利撥備	35	**1,077,140**	1,080,490
應付稅項		**1,021,936**	374,979
撥備	37	**7,610**	—
流動負債總額		**138,141,500**	103,940,435
流動負債淨額		**(8,565,110)**	(1,887,735)
資產總額減流動負債		**18,736,281**	20,609,291
非流動負債			
應付貿易款項及應付票據	31	**741,228**	737,824
其他應付款項及應計項目	32	**382,401**	275,230
計息銀行及其他借款	33	**5,196,736**	4,725,715
補充養老金補貼及提早退休福利撥備	35	**6,668,470**	10,169,760
遞延稅項負債	23	**194,994**	636,080
其他長期負債		**100,922**	168,843
遞延收入	36	**177,692**	196,071
撥備	37	**—**	11,999
非流動負債總額		**13,462,443**	16,921,522
資產淨額		**5,273,838**	3,687,769
本公司權益持有人應佔權益			
所有者權益		**—**	2,637,393
已發行股本	38	**8,000,000**	—
儲備	39(a)	**(2,942,040)**	—
		5,057,960	2,637,393
少數股東權益		**215,878**	1,050,376
權益總額		**5,273,838**	3,687,769

李國瑞
董事

丁原臣
董事

合併資產負債表

2007年12月31日

	附註	2007年 人民幣千元	2006年 人民幣千元
非流動資產			
物業、廠房及設備	15	**15,997,957**	14,166,142
預付土地租賃款項	16	**4,695,513**	1,441,246
無形資產	17	**1,132,542**	338,850
於共同控制實體的權益	19	**71,814**	68,381
於聯營公司的權益	20	**256,971**	365,735
持至到期投資	21	**18,358**	19,133
可供出售投資	22	**872,418**	537,811
遞延稅項資產	23	**3,140,236**	3,928,131
應收貿易款項及應收票據	27	**1,033,832**	1,570,812
預付款項、按金及其他應收款項	28	**81,750**	60,785
非流動資產總額		**27,301,391**	22,497,026
流動資產			
土地租賃預付款項	16	**101,901**	28,823
存貨	24	**8,026,889**	5,994,469
發展中物業		**3,510,042**	1,584,627
已竣工待售物業	25	**352,398**	296,404
工程承包合同	26	**35,928,314**	28,054,058
應收貿易款項及應收票據	27	**30,265,003**	22,430,313
預付款項、按金及其他應收款項	28	**23,543,418**	21,524,630
持至到期投資	21	**25,000**	305,038
以公允價值計量且其變動計入損益的金融資產	29	**125,131**	65,227
已抵押存款	30	**1,298,142**	808,265
現金及現金等價物	30	**26,190,152**	20,960,846
		129,366,390	102,052,700
持作出售的非流動資產	44	**210,000**	—
流動資產總額		**129,576,390**	102,052,700
資產總額		**156,877,781**	124,549,726

合併利潤表

	附註	2007年 人民幣千元	2006年 人民幣千元
收入	6	**171,997,410**	153,608,974
銷售成本		**(160,598,330)**	(144,012,964)
毛利		**11,399,080**	9,596,010
其他淨收入及收益	6	**612,945**	185,868
銷售及營銷開支		**(696,113)**	(893,106)
行政開支		**(6,736,186)**	(6,002,090)
其他開支		**(210,599)**	(448,343)
經營利潤	7	**4,369,127**	2,438,339
財務收入	8	**652,160**	546,587
融資成本	8	**(1,272,223)**	(909,326)
應佔以下公司／實體利潤及虧損：			
共同控制實體		**14,624**	25,535
聯營公司		**24,010**	(2,888)
稅前利潤		**3,787,698**	2,098,247
稅項	11	**(1,481,766)**	(596,289)
本年度利潤		**2,305,932**	1,501,958
以下人士應佔：			
本公司權益持有人	12	**2,300,770**	1,212,950
少數股東		**5,162**	289,008
		2,305,932	1,501,958
分派	13	**4,684,989**	305,142
本公司權益持有人應佔每股盈利：			
基本	14	**28.76仙**	15.16仙
攤薄	14	**不適用**	不適用

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致：中國鐵建股份有限公司
(於中華人民共和國註冊成立之有限責任公司)
全體股東

本審計師已審核載於第51至133頁的中國鐵建股份有限公司(「貴公司」)及其子公司(統稱「貴集團」)的財務報表，包括2007年12月31日的合併及 貴公司的資產負債表與截至該日止年度的合併利潤表、合併權益變動表及合併現金流量表，以及主要會計政策概要及其他說明附註。

董事就財務報表須承擔之責任

貴公司董事須負責按照國際會計準則委員會頒布的國際財務報告準則(「國際財務報告準則」)及香港公司條例的披露要求編製及真實而公允地呈報該等財務報表。該責任包括設計、實施及維護與財務報表編製及真實而公平呈報相關的內部控制，以確保財務報表並不存在因舞弊或錯誤導致的重大錯誤陳述；選擇及應用適當之會計政策；及在不同情況下作出合理的會計估計。

審計師之責任

本審計師的責任是根據本審計師的審核工作對財務報表發表意見，並僅向全體股東報告。除此以外，我們的報告書不可用作其他用途。本審計師概不就本報告書之內容，對任何其他人士負責或承擔法律責任。

本審計師已根據國際審計與鑒證準則理事會頒布之國際審計準則進行審核。該等準則要求本審計師遵守道德規範要求，並規劃及執行審核，以合理確定財務報表是否不存有任何重大錯誤陳述。

審核範圍包括執行程序以獲取有關財務報表所載金額及披露資料的審核證據。所選定的程序取決於審計師的判斷，包括評估由於舞弊或錯誤而導致財務報表存有重大錯誤陳述的風險。在評估該等風險時，審計師考慮與公司編製及真實而公允地呈列財務報表相關的內部控制，以設計適當的審核程序，但並非為就公司內部控制的有效性發表意見。審核範圍亦包括評價董事所採用的會計政策的適當性及所作出的會計估計的合理性，以及評價財務報表的整體列報方式。

本審計師相信，本審計師所獲得的審核證據為發表審核意見提供了充分及適當的基礎。

意見

本審計師認為，該等財務報表按照國際財務報告準則真實及公允地反映 貴集團及 貴公司截至2007年12月31日之財務狀況及 貴集團截至該日止年度之利潤及現金流量，並已按照香港公司條例之披露規定妥善編製。

安永會計師事務所
執業會計師

香港
2008年4月25日

二. 監事會主要工作（續）

3. 檢查公司日常經營活動情況

報告期內，本公司全面貫徹科學發展觀，轉變增長方式，加大結構調整力度，抓住產品市場需求旺盛的有利時機，實現了產量和盈利的穩步增長。監事會對本公司經營活動實施有效監督。監事會認為本公司已經建立了較完善的內部控制制度，在內部工作流程的制定和執行上取得了很大的進步，各項工作均依照國家的法律、法規及公司章程和工作流程進行，有效地控制了企業的各項經營風險。

4. 檢查公司的財務情況

監事會認真審核了本公司2007年度財務決算報告，監督檢查公司貫徹執行有關財經政策、法規情況以及公司資產、財務收支和關連交易情況。監事會認為，本公司實現的經營業績是真實的，費用支出是合理的，監事會審閱了國際審計師安永會計師事務所出具的本公司財務審計報告，對該報告沒有異議。

5. 關連交易情況

監事會認為，報告期內本公司與中鐵建總公司簽署了四個關連交易的框架協議，報告期內各項關連交易是公平的，未發現有通過關連交易損害公司利益或股東權益的行為。

6. 信息披露

監事會認為，報告期內本公司的重大事項及有關信息已按照規定進行了及時、全面地披露，無虛假信息。

7. 檢查收購和出售資產情況

報告期內，監事會未發現公司在收購、出售資產過程中有損害股東權益或造成公司資產流失的行為。

承監事會命
彭樹貴
監事會主席

中國•北京
2008年4月25日

尊敬的各位股東：

本人代表中國鐵建股份有限公司第一屆監事會，向股東周年大會報告本屆監事會在報告期內開展的工作。

本屆監事會系2007年11月5日舉行的股東大會批准成立，第一屆監事會由三位監事組成：彭樹貴先生、黃少軍先生和于鳳麗女士。

一. 報告期內會議召開情況

2007年11月5日，本公司在北京京西賓館召開了第一屆監事會第一次全體會議，審議通過了「關於選舉彭樹貴先生為監事會主席」的議案。

二. 監事會主要工作

本屆監事會緊緊圍繞著如何適應本公司不斷的發展變化，如何提高本公司運作的透明度和規範化程度，如何樹立本公司在資本市場上的誠信形象，尤其是如何採取切實有效的措施保護投資者特別是中小投資者的利益，進一步完善公司的法人治理結構等問題開展工作、履行職責。

本屆監事會負責對董事會及其成員以及高級管理層進行監督，防止其濫用職權，侵犯股東、本公司及本公司員工的合法權益。報告期內，本屆監事會主要開展了以下各項工作：

1. 檢查股東大會決議執行情況

本屆監事會成員列席了本公司股東大會、董事會的每次會議，對本公司董事會提交股東大會審議的各項報告和提案內容無異議。對董事會、董事、高級管理人員執行股東大會決議情況進行了監督檢查。監事會認為公司的董事及高級管理人員能夠按照股東大會的決議，本著對股東負責的精神，盡職勤勉，忠於職守，較圓滿的完成了股東賦予的使命。

2. 檢查公司依法運作情況

監事會在報告期內，對本公司經營管理的合法性、合規性進行檢查監督，對本公司董事和高級管理人員的工作狀況進行了監督。監事會認為：本公司運作正常、規範，遵守了各項法律、法規和規章。本公司的董事及管理人員在執行本公司職務中未發現違法、違規現象、違反公司章程的行為及損害公司股東利益的現象。

避免同業競爭協議之遵守

中鐵建總公司聲明其於2007年度並無違反其於2007年11月5日與本公司簽署的避免同業競爭協議的承諾。

期後事項

1. 本公司於2008年2月中標利比亞沿海鐵路和利比亞南北鐵路兩個項目實施合同，合同總金額約26億美元。利比亞沿海鐵路從胡姆斯至西爾特段，是貫穿利比亞境內東西向的鐵路幹線，主要服務於胡姆斯和西爾特之間的貨物和旅客運輸。利比亞南北鐵路從黑舍至賽卜哈，主要用於從南部塞卜哈區域向北部沿海城市米蘇拉塔運輸鐵礦石以及南北間的旅客運輸。這兩個項目預計將於2008年6月份開工，並預計將於四年內完成。

2. 為激勵及獎勵本公司的人員（包括本公司董事及高級管理層成員等），本公司擬實施一項股份增值權計劃。2008年2月3日國資委原則同意本公司擬採用該股份增值權計劃。本公司擬定的股份增值權計劃須經國資委及本公司股東大會審議批准後實施。

企業管治常規守則

截至2007年12月31日止年度，本公司均有遵守香港上市規則附錄14之「企業管治常規守則」之守則條文。

公司章程、審計委員會的職權範圍、監事會的職權範圍及董事和特定僱員有關證券交易的行為守則組成本公司企業管治常規守則的參考依據。董事會已審閱其企業管治文件，並認為該等文件已包含香港上市規則附錄14所載的「企業管治常規守則」的大部分準則及守則條文。

董事會認為本公司已符合「企業管治常規守則」的守則條文。

審計委員會

有關審計委員會權力及職責的書面條款乃根據及參考香港會計師公會「成立審計委員會指引」而編制和採用。

本公司截至2007年12月31日止年度之財務報表已經由本公司的審計委員會審閱。

審計師

本公司已指定了安永會計師事務所和安永華明會計師事務所分別為本公司截至二零零七年十二月三十一日止年度的國際和國內審計師。安永會計師事務所已對隨附按國際財務報告準則編制的財務報表進行了審計。本公司自從成立之日起就一直聘用安永會計師事務所和安永華明會計師事務所。有關繼續聘用安永會計師事務所和安永華明會計師事務所為本公司截至二零零八年十二月三十一日止年度的國際和國內審計師的決議將在隨即召開的本公司年度股東大會上提出。

承董事會命
李國瑞
董事長

中國 • 北京
2008年4月25日

關連交易

本公司與其關連人士或其各自關連人士（定義見香港上市規則）之間的交易需遵守及符合香港上市規則之須予披露要求。本公司2008年4月25日召開的第一屆董事會第四次會議審議通過了關於本公司2007年度發生的關連交易金額的決議。下表所載為香港證券交易所授予的年度關連交易豁免申請限額以及集團2007年所發生之關連交易額，於截至2007年12月31日止年度，本公司發生的關連交易以合併計算如下：

交易性質		依照招股書所述的關連交易年度最高額度 *人民幣千元*	本公司2007年度累計交易發生額 *人民幣千元*	2007年度累計交易發生額不超過關連交易年度最高額度
收入				
1	本公司就中鐵建總公司辦公大樓提供建設服務所確認的收入	110,000	99,510	是
2	本公司就中鐵建總公司保留的BOT項目提供建造及相關服務所確認的收入	900,000	850,348	是
支出				
3	本公司就中鐵建總公司（或其聯繫人）提供服務所產生的支出	250,000	248,686	是

本公司獨立非執行董事已審閱該等交易並確認：

1. 交易由本公司在日常業務過程中進行；

2. 交易的條款對本公司的股東整體利益而言屬公平合理；

3. 以一般商務條款進行，或如果無法比較則以不遜於提供或給予獨立第三方的條款進行；及

4. 根據該等交易的相關協議條款進行。

本公司的審計師已就上述交易執行若干商定程序及向本公司董事提供報告：

1. 交易已獲得本公司董事會批准；

2. 所抽查的樣本的交易已根據本公司及其子公司的定價政策進行；

3. 所抽查的樣本的交易已根據該等交易之相關協議的條款進行；及

4. 2007年度的累計交易金額不超過本公司2008年2月29日招股書所載的2007年度最高額度。

公司前十名股東及前十名流通股股東持股情況

於2007年12月31日，本公司尚未完成公開發行，中鐵建總公司為本公司的唯一股東。

持股10%以上的法人股東情況

於2007年12月31日，本公司尚未完成公開發行，中鐵建總公司為本公司的唯一股東。

公眾持股量

截至本年報披露日，本公司公眾總持股量共45.26296億股，佔本公司股份總量的36.69%。其中H股公眾持股量為20.76296億股，佔本公司已發行股本的16.83%；A股公眾股持股量為24.5億股，佔本公司已發行股本的19.86%。

本公司的股本結構中維持足夠的公眾持股量並符合香港上市規則的規定。

主要股東

於2007年12月31日，本公司尚未完成公開發行，中鐵建總公司為本公司的唯一股東，持有本公司全部已發行的80億股內資股。中鐵建總公司是一家國有企業，由國資委全資擁有。

回購、出售和贖回本公司之股份

本公司於2007年並無贖回其任何股份。本公司及其子公司於2007年度亦無購買或出售本公司任何股份。

管理合約

本年內並無有關本公司全部或主要部份業務的管理或行政合約。

主要客戶與供應商

本集團截至2007年12月31日止年度，自最大供應商的採購額約佔本集團工程承包業務銷售成本的0.3%；同期，本集團從五大供應商的採購額約佔本集團工程承包業務銷售成本的1.3%。

本集團截至2007年12月31日止年度，來自對工程承包業務最大客戶的銷售額約佔本集團工程承包業務收入的5.9%；本集團對工程承包業務五大客戶的銷售額在2007年度約佔本集團工程承包業務收入的15.2%。

於2007年度任何時間，本公司之董事或其各自聯繫人士(定義見香港上市規則)或據董事所知擁有本公司已發行股本5%以上的本公司現有股東，概無擁有本集團五大供應商或客戶的任何權益。

董事、最高行政人員及監事所擁有的本公司股份權益

截至2007年12月31日止之年度內，因本公司的股份仍未於香港聯交所上市，證券及期貨條例第XV部第7和第8及證券及期貨條例第352和上市公司董事進行證券交易的標準守則未適用於本公司，及本公司董事、最高行政人員及監事。

董事及監事所擁有的合約權益

本公司或其子公司概無訂立任何令本公司董事或監事於截至2007年12月31日止年度內直接或間接享有重大權益的重要合約。本公司或其子公司未向公司的董事或其他高級人員提供任何貸款或類似貸款。

僱員、退休金計劃

於2007年12月31日，本集團在崗僱員人數為180,986人。僱員的薪酬包括工資、績效獎金和津補貼。本公司的僱員亦享有養老、醫療、失業、工傷、生育保險及住房公積金和其他多種福利。

根據適用的中國法規，養老、失業保險等嚴格按照中國國家和省市的規定繳納保險費，基本養老保險全國一般按照個人8%，企業20%至23%的比例繳納保險費；失業保險一般按照個人1%，企業2%的比例繳納保險費；工傷保險根據行業性質的不同，費率介於員工工資的0.5%至1.5%之間，醫療、生育保險費的繳納比例依地方省市規定執行。

股本結構

本公司於2007年11月5日由中鐵建總公司獨家發起設立，當完成設立時，中鐵建總公司為本公司的唯一股東，持有本公司當時已發行的80億股內資股。2008年3月10日及13日，本公司的A股及H股分別於上海證券交易所及香港聯交所上市。2008年3月31日，本公司全球發售的聯席全球協調人部份行使一項超額配售權（「超額配售權」）。

於完成A股發行、全球發行及行使部份超額配售權後的本公司的股本結構：

股東	性質	股份數目	佔已發行股本概約百分比[2] %
中鐵建總公司	A股*	7,811,245,500	63.31
A股公眾股東	A股	2,450,000,000	19.86
H股公眾股東	H股**	2,076,296,000	16.83
總計		12,337,541,500	100.00

* 限售期為36個月

** 含中華人民共和國全國社會保障基金理事會

委託存款及逾期定期存款

於2007年12月31日，本集團並無在中國境內的金融機構存放委託存款，也沒有定期存款已經到期而又未能取回的情況。

優先認股權

根據本公司的公司章程及中國的法律，本公司並無有關優先購股權規定使本公司需按持股比例向現有股東呈請發售新股。

訴訟與或有負債

(a) 未決訴訟

於2007年12月31日，本集團共有三項涉訴金額為人民幣5,000萬元以上的未決訴訟，包括：

(1) 中鐵建設集團有限公司訴北京通程金海置業發展有限公司建築合同糾紛案；

(2) 中鐵十四局集團有限公司訴中國房地產開發集團濟南軍安工程有限公司建設工程施工合同糾紛案；及

(3) 中鐵建設集團有限公司訴北京中關村軟件教育投資有限公司建築合同糾紛案。

本集團就日常業務過程中會涉及一些與客戶、分包商、供應商等之間的糾紛、訴訟或索償，經諮詢相關法律顧問及經本公司管理層合理估計該些未決糾紛、訴訟或索償的結果後，對於很有可能給本集團造成損失的糾紛、訴訟或索償等，本集團已計提了相應的準備金。對於該些目前無法合理估計最終結果的未決糾紛、訴訟及索償或本公司管理層認為該些糾紛、訴訟或索償不會對本集團的經營成果或財務狀況構成重大不利影響的，本公司管理層認為無需為此計提準備金。

(b) 或有負債

本公司的或有負債資料詳列於合併財務報表附註41。

董事、監事及高級管理人員

本公司現任董事、監事及高級管理人員之簡歷載於第15至20頁。

根據本公司之公司章程第104及145條，所有董事及監事任期均為三年，任期屆滿後可經選舉續任。

董事、監事之服務合約及酬金

各董事及監事均與本公司訂立為期三年的服務合約。董事或監事均無與本公司訂有僱主不可於一年內免付補償(法定補償除外)而終止之服務合約。董事及監事之酬金及本公司五位最高薪酬人士之詳情載於本年報中合併財務報表附註10。截至2007年12月31日止年度本公司並無董事或監事放棄或同意放棄任何酬金之安排。

董事會提呈截至2007年12月31日止年度之董事會報告及經審核之財務報表。

主營業務

本公司及本集團主要從事建築工程承包、勘察設計及諮詢、工業製造、房地產開發、資本運營和物流等業務。

財務摘要

本集團截至2007年12月31日止期間之年度業績載於第51頁的合併利潤表。本集團於第134至136頁呈列的最近四個財政年度的財務摘要分別摘自相應財政年度年報及本公司於2008年2月29日就其H股發行而刊發的招股書(「招股書」)。

股息

根據國家有關規定和中鐵建總公司與本公司的重組協議，本公司須向中鐵建總公司分派2007年1月1日至本公司於2007年11月5日(本公司成立日)期間權益持有人的應佔淨利潤(成立前分派股息)。此外，根據於2007年11月30日股東大會的決議案，本公司唯一股東中鐵建總公司決議向其本身(作為本公司唯一股東)作出一項特別分派，其金額相等於本公司自2007年11月6日(緊接本公司註冊成立日)至2007年11月30日期間的淨利潤(「特別股息」)。本公司計算成立前分派及特別股息所採用的淨利潤總額乃按中國會計準則所編制截至2007年11月30日止11個月的經審計賬目(經相關必要調整後)釐定。成立前分派及特別股息總額合共人民幣24.239億元，並已於本公司完成A股上市之前向中鐵建總公司付款。本公司已使用公司內部資金支付成立前分派及特別股息。

按本公司上市時招股書中所承諾，本公司自2007年12月1日至2007年12月31日的利潤歸股票發行後的所有股東共享。由於截至2007年12月31日只有一個月的時間，且本公司的A股及H股發行是在2008年3月，故本公司於本年度不另外分派2007年12月1日至2007年12月31日之利潤。此部分的利潤將於2008年度按本公司有關的股息政策及有關規定一併發放，由本公司現時所有股東共享。

股本

本公司的股本資料詳列於合併財務報表附註38。

2007年度公司或其子公司沒有發行可轉換或贖回證券，或期權、認股權證及類似權利。

儲備

本集團及本公司於本年內之儲備變動情況分別載於第54至55頁的合併權益變動表和合併財務報表附註39。

物業、廠房及設備

本集團及本公司物業、廠房及設備變動情況詳載於合併財務報表附註15。

可供分配儲備

根據本公司公司章程第184條，如按中國會計準則編制之財務報表與按國際財務報告準則編制之報表出現差異時，相關期間的可供分配儲備以兩者中較低者為基準。本公司於2007年12月31日沒有可供分配儲備。

(三) 流動資金及資本來源（續）

12. 法律訴訟和其他訴訟

本集團在日常業務過程中涉及多項針對本集團或其子公司的法律訴訟和索償。根據本集團管理層的估計，於2007年12月31日就這些訴訟和索償所計的撥備約為人民幣0.076億元。

13. 外匯風險

本公司的絕大部分經營收入以人民幣結算，然而，本公司有部分工程承包業務是在海外進行的；隨著本公司海外業務的拓展，外匯資產可能會繼續增加。此外，本公司有些機械設備是由海外進口，因此本公司須不時以歐元或其他外幣付款。自外國借款人取得的貸款及貸款利息可能必須以美元或其他外幣支付。人民幣兌換外幣予償還外國貸款的外幣匯款以及本公司支付股息等均受到相關中國外匯法規的規範。因此，本公司承受外匯波動風險，而人民幣匯率的任何波動可能直接影響本公司的利潤。

於2005年7月21日，中國政府對人民幣匯率機制進行改革，自此人民幣與美元脫鈎，改為與一籃子貨幣掛鈎。人民幣經重新估值後，人民幣兌美元和港元匯率升值約7%。人民幣與美元脫鈎或會導致人民幣幣值波動或出現更大波幅。人民幣進一步升值可能使本公司的成本上升或經營收入下降。此外，本公司是次全球發售(「全球發售」)所募得資金尚未動用的部分存入中國境外的銀行賬戶，暫不匯回中國境內並兌換成人民幣資產。若人民幣對美元及港元匯率持續攀升，則將會使本公司產生匯兌損失。相反，人民幣貶值則可能對本公司以外幣計值的應付H股股息(如有)造成不利影響，並增加以外幣計價的進口設備和設施的成本。

14. 財務風險

本集團於日常業務過程中面對各種財務風險，包括公允價值及現金流量利率風險、外幣風險、信用風險、流動資金風險等，詳見合併財務報表附註45。

15. 物業評估

根據本公司於全球發售由西門(遠東)有限公司對本公司的物業評估報告，於2007年12月31日本公司的物業估值為人民幣144.824億元，如該等物業育關估值列賬，合併利潤表將須額外扣除折舊額約為人民幣1.052億元。

(四) 海外業務

歷史的沉澱、長期的耕耘，以及設計施工一體化模式使本公司在海外市場具有獨特的優勢，海外新簽合同額增長迅猛，成為中國成長最快的對外工程承包企業。這些海外工程項目不僅數量眾多，而且規模龐大，本公司2007年度海外工程承攬共76項，金額總計人民幣901.135億元，再創歷史新高，特別在非洲，獨佔鰲頭。本公司負責施工的阿爾及利亞高速公路項目進展順利；負責施工的阿爾及利亞鐵路、以色列紅線輕軌和阿布賈城鐵項目又有新的突破；既有的負責施工的尼日利亞財政大樓、達累高速公路、拉各斯大橋等項目進展良好。

(三) 流動資金及資本來源（續）

10. 其他應付款項及應計項目

其他應付款項及應計項目包括客戶墊款、應計薪金、工資與福利、其他應付稅項及其他應付款項。客戶墊款主要為就工程承包合同而收取的客戶墊款。應計薪金、工資與福利主要為薪金、獎金、補貼、住房基金、社會保險以及工會和教育基金的應計項目。其他應付稅項主要為應付營業稅和增值稅。其他應付款項主要為本集團應付分包商的應付款項、收取分包商的按金及履約保證金、購買機械及設備的應付款項，以及應付維修和保養開支。於2006年及2007年12月31日，本集團其他應付款項及應計項目分別為人民幣383.238億元及人民幣535.823億元。其他應付款項及應計項目增加，主要是由於本集團經營規模擴大促使客戶墊款增加。本集團收取客戶的墊款從2006年12月31日的人民幣220.232億元增加到截至2007年12月31日的人民幣326.249億元。

11. 債務

(a) 借款

於2006年及2007年12月31日，本集團計息借款的到期情況如下：

	於12月31日	
	2006年	2007年
	(人民幣百萬元)	
一年內	12,514.7	**20,766.4**
第二年	1,595.0	**1,451.0**
第三年至第五年(首尾兩年包括在內)	1,852.5	**2,250.8**
五年以上	1,278.2	**1,495.0**
總計	17,240.4	**25,963.1**

於2006年及2007年12月31日，本集團的資本負債比率分別為82.4%及83.1%。資本負債比率乃將計息銀行借款及其他借款總額除以計息銀行借款及其他借款與股東權益的總額計算得出。於2008年3月13日(本公司H股於香港聯交所上市的日期)前，中鐵建總公司以前提供予本集團的擔保已經全部被解除或撤銷。於2006年及2007年12月31日，本集團的若干計息銀行及其他借貸由本集團的若干資產作為抵押，詳見合併財務報表附註33。

(b) 資本承擔

除經營租賃承擔外，本集團於所示日期的資本承擔如下：

	於12月31日	
	2006年	2007年
	(人民幣百萬元)	
已訂約但未撥備：		
物業、廠房及設備	824.5	**2,254.2**
無形資產	1,784.1	**1,107.7**
可供出售投資	117.4	**35.0**
	2,726.0	**3,397.0**
已授權但未訂約：		
無形資產	2.8	**–**
物業、廠房及設備	319.7	**17.7**
對聯營公司的注資	70.0	**–**
	392.5	**17.7**

(三) 流動資金及資本來源（續）

6. 營運資金（續）

(b) 應收貿易款項及應付貿易款項（續）

於2007年12月31日，本集團的減值準備為人民幣6.173億元。本集團董事相信本集團已計提了足夠的減值準備。

下表載列應付貿易款項及應付票據截至所示資產負債表日的賬齡分析：

	於12月31日	
	2006年	**2007年**
	（人民幣百萬元）	
一年內	33,353.2	**42,010.7**
一至兩年	3,026.3	**1,893.7**
兩至三年	1,362.8	**933.8**
三年以上	508.3	**579.7**
合計	38,250.7	**45,418.0**

於2007年12月31日，本集團應付貿易款項及應付票據從2006年12月31日的人民幣382.507億元增加到人民幣454.180億元，主要是因為本集團經營規模的擴大及本集團良好的信貸標準令供貨商授予本集團較長的信貸期所致。

7. 保證金

於2006年和2007年12月31日，本集團的應收貿易款項中包括應收保證金分別計人民幣48.100億元及人民幣52.324億元。於2006年和2007年12月31日，本集團的應付貿易款項中包括應付保證金分別計人民幣7.378億元及人民幣6.578億元。

8. 預付款、按金及其他應收款項

本集團預付款、按金及其他應收款項自2006年12月31日的人民幣215.854億元及截至2007年12月31日的人民幣236.252億元，主要是因為經營規模擴大導致向供貨商支付的預付款及向客戶支付的投標定金增加所致。

9. 補充養老金補貼及提早退休福利撥備

本集團於2007年1月1日之前對已退休的僱員計提並支付補充養老金補貼。根據中鐵建總公司與本公司就本集團的重組於2007年11月5日簽訂的協議，中鐵建總公司同意自2007年1月1日起承擔上述已退休僱員的補充養老金補貼債務。本集團已終止於2007年1月1日之後退休的僱員的補充養老金補貼計劃。

為精簡員工和提高效率，本集團曾經施行提早退休計劃，據此，本集團對提前退休的僱員發給生活費，直到其正式退休。該些僱員退休後將享受國家的退休計劃。本集團的提早退休計劃將不會在本公司H股在香港聯交所上市後繼續實施，因此，本公司H股在香港聯交所上市後本集團將不會再接受新的提早退休申請。

本集團於資產負債表日有關補充養老金補貼及提早退休福利的義務由香港獨立精算師－韜睿諮詢有限公司用計劃單位信用精算成本法計算，該精算師是美國精算師公會的會員。於2006年12月31日以及於2007年12月31日，本集團對該等義務的撥備分別為人民幣112.503億元以及人民幣77.456億元。

(三) 流動資金及資本來源（續）

6. 營運資金

(a) 在建工程承包合同

下表載列本集團截至所示資產負債表日的在建工程承包合同：

	於12月31日	
	2006年	**2007年**
	(人民幣百萬元)	
已產生合同成本加已確認利潤減 已確認虧損	356,352.7	**522,645.7**
減：已收及應收按進度結算款項	(342,707.5)	**(504,109.2)**
在建合同工程	13,645.2	**18,536.6**
來自：		
應收客戶合同工程款項	28,054.1	**35,928.3**
應付客戶合同工程款項	(14,408.9)	**(17,391.8)**
	13,645.2	**18,536.6**

本集團在建工程承包合同從2006年12月31日的人民幣136.452億元增長至2007年12月31日的人民幣185.366億元，主要是本集團經營規模擴大所致。

(b) 應收貿易款項及應付貿易款項

下表載列本集團於所示日期的應收貿易款項及應付貿易款項的周轉日數：

	於12月31日	
	2006年	**2007年**
應收貿易款項的周轉日數[1]	49	**59**
應付貿易款項的周轉日數[2]	86	**95**

(1) 應收貿易款項的周轉日數是根據有關年度應收貿易款項（包括非即期和劃入流動資產部分）的期初與期末結餘的平均數除以營業額後乘以365日計算。

(2) 應付貿易款項的周轉日數是根據有關年度應付貿易款項（包括非即期和劃入流動負債部分）的期初與期末結餘的平均數除以銷售成本後乘以365日計算。

下表載列應收貿易款項及應收票據截至所示資產負債表日的賬齡分析：

	於12月31日	
	2006年	**2007年**
	(人民幣百萬元)	
一年內	19,774.2	**27,528.2**
一至兩年	2,767.7	**2,376.2**
兩至三年	928.4	**909.6**
三年以上	530.9	**484.9**
合計	24,001.1	**31,298.8**

(三) 流動資金及資本來源(續)

3. 投資活動產生的現金流量

截至2007年12月31日止年度，本集團投資活動的現金流出淨額為人民幣121.826億元。本集團投資活動的現金流出額主要包括(i)購買物業、廠房及設備人民幣88.320億元；(ii)購買少數股東權益人民幣24.251億元；(iii)與最終控股公司的結餘增加人民幣11.180億元。本集團投資活動的現金流入額主要包括(i)出售物業、廠房及設備的所得款項人民幣11.145億元；及(ii)已收股息人民幣1.717億元；(iii)出售子公司中鐵能源投資有限公司所得的現金及現金等價物流入淨額人民幣1.172億元。

截至2006年12月31日止年度，本集團投資活動的現金流出淨額為人民幣48.090億元。本集團投資活動的現金流出額主要包括(i)購買物業、廠房及設備人民幣52.603億元；(ii)購買無形資產增加人民幣2.090億元。本集團投資活動的現金流入額主要包括(i)出售以公允價值計量且其變動計入損益的金融資產所得款項人民幣1.060億元；(ii)出售物業、廠房及設備的所得款項人民幣9.707億元；及(iii)出售可供出售及持有至到期日的投資的所得現金人民幣0.670億元。

4. 融資活動產生的現金流量淨額

截至2007年12月31日止年度，本集團融資活動的現金流入淨額為人民幣76.310億元。本集團融資活動的現金流入額主要包括新增銀行借款及其他借款的現金人民幣270.173億元。本集團融資活動的現金流出額主要包括(i)償還銀行借款及其他借款所用現金人民幣179.202億元；及(ii)支付利息所用現金人民幣15.076億元。

截至2006年12月31日止年度，本集團融資活動的現金流入淨額為人民幣26.720億元。本集團融資活動的現金流入額主要包括新增銀行借款及其他借款的現金人民幣164.270億元。本集團融資活動的現金流出額主要包括(i)償還銀行借款及其他借款所用現金人民幣122.069億元；及(ii)支付利息所用現金人民幣10.829億元。

5. 資本開支

本集團的資本開支主要用於工程承包項目工程施工、設施的擴充及技術升級以及設備的購置。此外，本集團的資本開支還用於提升本集團大型養路機械及軌道系統產品的產能。截至2006年及2007年12月31日止年度，本集團的資本開支分別為人民幣65.763億元及人民幣123.970億元。資本投入的增加主要是由於公司增大業務的需要。

下表載列本集團業務營運於截至2006年及2007年12月31日止年度資本開支：

	截至12月31日止年度	
	2006年	**2007年**
	(人民幣百萬元)	
工程承包業務	6,157.0	**10,843.0**
勘察設計及諮詢業務	210.9	**525.0**
工業製造業務	21.1	**844.6**
其他業務	187.2	**184.4**
總計	6,576.3	**12,397.0**

截至2007年12月31日止，公司並未做出重大對外投資承諾事項。

(二) 按分部討論本集團的經營業績（續）

4. 其他業務（續）

截至2007年12月31日止年度，本集團房地產開發業務產生人民幣6.805億元的收入，較截至2006年12月31日止年度的人民幣5.700億元增加19.4%。收入大幅增加主要是由於房地產開發項目發售並交付的數量增加，加上中國房價普遍上升所致。

截至2007年12月31日止年度，本集團提供的物流及其他服務產生人民幣46.962億元的收入，較截至2006年12月31日止年度的人民幣29.838億元增加57.4%。該增幅主要是由於本集團的物流服務業務規模擴大所致。

(三) 流動資金及資本來源

1. 現金流量

	截至12月31日止年度	
	2006年	**2007年**
	(人民幣百萬元)	
年初的現金／現金等價物	14,224.6	**18,373.6**
經營活動產生的現金流入淨額	6,336.9	**9,420.8**
投資活動產生的現金流出淨額	(4,809.0)	**(12,182.6)**
融資活動產生的現金流入淨額	2,672.0	**7,631.0**
現金／現金等價物增加淨額	4,200.0	**4,869.2**
匯率變動對現金及現金等價物的影響	(50.9)	**(54.4)**
年末的現金／現金等價物	18,373.6	**23,188.5**

2. 經營活動所產生的現金流量

截至2007年12月31日止年度，本集團經營活動的現金流入淨額為人民幣94.208億元，主要來自年內產生的稅前利潤人民幣37.877億元，並就以下主要項目作出編制現金流量表的調整：(i)固定資產折舊人民幣34.056億元；(ii)本集團參與的工程項目增加帶動購買的原材料及分包商的參與有所增加，以致應付貿易款項及應付票據增加人民幣83.647億元；及(iii)其他應付款項及應計項目（主要包括客戶墊款、應計薪金、工資與福利及其他應付稅項）增加人民幣137.700億元；而部分被以下項目所抵銷：(i)本集團業務增長導致應收貿易款項及應收票據增加人民幣70.993億元；(ii)本集團須提交履約保證金及保證金的項目有所增加，以致預付款項、按金及其他應收款項增加人民幣33.087億元；(iii)存貨增加人民幣20.326億元；(iv)已竣工待售物業及發展中物業增加人民幣18.728億元；及(v)本集團工程承包業務擴充，以致客戶合同工程款金額淨增加人民幣49.925億元。

截至2006年12月31日止年度，本集團經營活動的現金流入淨額為人民幣63.369億元，主要來自年內產生的稅前利潤人民幣20.982億元，並就以下主要項目作出編制現金流量表的調整：(i)固定資產折舊人民幣23.642億元；(ii)本集團參與的工程項目增加帶動購買的原材料及分包商的參與有所增加，以致應付貿易款項及應付票據增加人民幣75.572億元；及(iii)其他應付款項及應計項目（主要包括客戶墊款、應計薪金、工資與福利及其他應付稅項）增加人民幣52.439億元；而部分被以下項目所抵銷：(i)本集團參與的工程項目增加，以致應收貿易款項及應收票據增加人民幣66.162億元；(ii)本集團須提交履約保證金及保證金的項目有所增加，以致預付款項、按金及其他應收款項增加人民幣28.202億元；及(iii)主要由於購買原材料等原因以致存貨增加人民幣14.514億元。

(二) 按分部討論本集團的經營業績(續)

4. 其他業務

本集團的其他業務主要包括房地產銷售及對客戶提供物流服務等。其他業務在抵銷分部間銷售前的主要損益情況如下：

	截至12月31日止年度	
	2006年	2007年
	(人民幣百萬元)	
分部收入	3,553.9	**5,376.7**
分部間銷售	843.8	**892.1**
獨立第三方銷售收入	2,710.1	**4,484.6**
房地產開發	570.0	**680.5**
物流	2,424.6	**3,704.3**
其他	559.3	**991.9**
銷售成本	(3,030.7)	**(4,710.4)**
房地產開發	(411.7)	**(508.2)**
物流	(2,217.2)	**(3,455.8)**
其他	(401.8)	**(746.4)**
毛利	523.2	**666.3**
銷售及營銷開支	(49.5)	**(102.5)**
行政開支及其他	(226.1)	**(243.4)**
分部業績	247.6	**320.4**
房地產開發	75.0	**15.9**
物流及其他	172.6	**304.6**

分部收入。來自其他業務的分部收入主要包括房地產銷售及對客戶提供物流服務的收入。截至2007年12月31日止年度，該等業務在抵銷分部間銷售前的收入由截至2006年12月31日止年度的人民幣35.539億元增加51.3%至人民幣53.767億元。

因此，截至2006年12月31日止年度及截至2007年12月31日止年度，本集團其他業務的外部銷售總收入經抵銷分部間銷售後分別為人民幣27.101億元及人民幣44.846億元。

銷售成本。截至2007年12月31日止年度，本集團其他業務在抵銷分部間銷售前的銷售成本由截至2006年12月31日止年度的人民幣30.307億元增加55.4%至人民幣47.104億元。該增幅主要是房地產開發業務的成本增加人民幣0.965億元及物流及其他服務成本增加人民幣15.832億元，上述兩項增加乃由於業務規模擴大所致。

毛利。截至2007年12月31日止年度，本集團除工程承包、勘察設計及諮詢和工業製造業務以外的業務產生的毛利為人民幣6.663億元，較截至2006年12月31日止年度的人民幣5.232億元增加人民幣1.431億元或27.4%。截至2007年12月31日止年度，本集團的其他業務毛利率由截至2006年12月31日止年度的14.7%下降至12.4%，主要是由於本集團其他業務中的其他業務毛利率下降所致。

銷售及營銷開支。截至2007年12月31日止年度，本集團其他業務的銷售及營銷開支由截至2006年12月31日止年度的人民幣0.495億元增加至人民幣1.025億元。

行政開支及其他。截至2007年12月31日止年度，本集團其他業務的行政開支由截至2006年12月31日止年度的人民幣2.261億元增加至人民幣2.434億元，主要是由於本集團業務擴大所致。

分部業績。由於上述原因，截至2006年及2007年12月31日止年度，本集團其他業務(除工程承包、勘察設計及諮詢和工業製造以外的業務)的總經營利潤分別為人民幣2.476億元及人民幣3.204億元。然而，截至2006年及2007年12月31日止年度，本集團分部的經營利潤率則分別為7.0%及6.0%。

(二) 按分部討論本集團的經營業績(續)

2. 勘察設計及諮詢業務(續)

銷售及營銷開支。截至2007年12月31日止年度，本集團勘察設計及諮詢業務的銷售及營銷開支由截至2006年12月31日止年度的人民幣1.168億元下降28.1%或人民幣0.328億元至人民幣0.840億元，主要是由於本集團致力控制成本所致。

行政開支及其他。截至2007年12月31日止年度，本集團勘察設計及諮詢業務的行政開支由截至2006年12月31日止年度的人民幣4.375億元略微下降3.9%至人民幣4.202億元。行政開支及其他開支的降低增加主要是由於本公司控制成本所致。

分部業績。截至2007年12月31日止年度，本集團勘察設計及諮詢業務的經營利潤由截至2006年12月31日止年度的人民幣0.807億元增加至人民幣2.996億元。截至2007年12月31日止年度，本集團勘察設計及諮詢業務的經營利潤率由截至2006年12月31日止年度的2.4%增加至8.1%。

3. 工業製造業務

本集團工業製造業務在抵銷分部間銷售前的主要損益信息如下：

	截至12月31日止年度	
	2006年	**2007年**
	(人民幣百萬元)	
分部收入	1,355.2	**1,856.0**
銷售成本	(1,130.7)	**(1,552.2)**
毛利	224.5	**303.7**
銷售及營銷開支	(17.7)	**(17.1)**
行政開支及其他	(190.2)	**(161.8)**
分部業績	16.6	**124.8**
折舊及攤銷	16.2	**85.1**

分部收入。截至2007年12月31日止年度，工業製造業務在抵銷分部間銷售前的分部收入由截至2006年12月31日止年度的人民幣13.552億元增加36.9%至人民幣18.560億元，大幅增加主要是由於大型養路機械設備和鐵路軌道系統零部件銷售增加所致。

銷售成本。本集團工業製造業務在抵銷分部間銷售前的銷售成本由人民幣11.307億元增加人民幣4.215億元至人民幣15.522億元，主要由於本集團工業製造業務規模擴大所致。

毛利。截至2007年12月31日止年度，本集團工業製造業務的毛利為人民幣3.037億元，較截至2006年12月31日止年度的人民幣2.245億元增加人民幣0.792億元或35.3%。截至2007年12月31日止年度，工業製造業務的毛利率由截至2006年12月31日止年度的16.6%下降至16.4%，是由於本集團材料成本的增加所致。

銷售及營銷開支。截至2007年12月31日止年度，本集團工業製造業務的銷售及營銷開支由截至2006年12月31日止年度的人民幣0.177億元下降3.4%至人民幣0.171億元，主要由於本集團致力控制成本所致。

行政開支及其他。截至2007年12月31日止年度，本集團工業製造業務的行政開支由截至2006年12月31日止年度的人民幣1.902億元下降14.9%至人民幣1.618億元。行政開支及其他的降低是由於本公司實行扁平化管理，降低了成本所致。

分部業績。由於上述原因，本集團工業製造業務的經營利潤由人民幣0.166億元大幅增加至人民幣1.248億元。截至2006年及2007年12月31日止年度，本集團工業製造業務的經營利潤率分別為1.2%及6.7%。

(二) 按分部討論本集團的經營業績(續)

1. 工程承包業務(續)

行政開支及其他。截至2007年12月31日止年度，本集團工程承包業務的行政開支由截至2006年12月31日止年度的人民幣54.109億元增加1.8%至人民幣55.085億元。行政開支增加主要是由於本集團業務增長及成本相應上升所致。

分部業績。截至2007年12月31日止年度，本集團工程承包業務的經營利潤總額由截至2006年12月31日止年度的人民幣20.934億元增加人民幣15.309億元至人民幣36.243億元。

截至2007年12月31日止年度，本集團工程承包業務的經營利潤率由截至2006年12月31日止年度的1.4%增加至2.2%，主要由於本集團的業務規模擴大形成規模效益以及成功控制成本所致。

2. 勘察設計及諮詢業務

本集團勘察設計及諮詢業務在抵銷分部間銷售前的主要損益信息如下：

	截至12月31日止年度	
	2006年	**2007年**
	(人民幣百萬元)	
分部收入	3,348.5	**3,709.1**
銷售成本	(2,713.6)	**(2,905.3)**
毛利	634.9	**803.7**
銷售及營銷開支	(116.8)	**(84.0)**
行政開支及其他	(437.5)	**(420.2)**
分部業績	80.7	**299.6**
折舊及攤銷	70.1	**130.2**

分部收入。截至2007年12月31日止年度，本集團勘察設計及諮詢業務在抵銷分部間銷售前的分部收入由截至2006年12月31日止年度的人民幣33.485億元上升10.8%至人民幣37.091億元，主要由於本集團勘察設計及諮詢業務規模的擴大所致。

本集團截至2006年及2007年12月31日止年度的勘察設計及諮詢業務產生的分部間銷售收入分別為人民幣0.376億元及人民幣2.122億元。分部間銷售增加主要由於本集團致力整合不同分部的業務所致。本集團的勘察設計及諮詢業務的分部間銷售包括提供給工程承包項目的基礎設施建設工程勘察設計服務。

因此，本集團截至2006年12月31日止年度及截至2007年12月31日止年度勘察設計及諮詢業務的外部銷售總收入經抵銷分部間銷售後為人民幣33.109億元及人民幣34.968億元。

銷售成本。截至2007年12月31日止年度，本集團勘察設計及諮詢業務在抵銷分部間銷售前的銷售成本由截至2006年12月31日止年度的人民幣27.136億元增加7.1%至人民幣29.053億元，主要由於勘察設計及諮詢業務規模擴大所致。

毛利。截至2007年12月31日止年度，本集團勘察設計及諮詢業務的毛利由截至2006年12月31日止年度的人民幣6.349億元增加人民幣1.688億元或26.6%至人民幣8.037億元。截至2007年12月31日止年度，勘察設計及諮詢業務的毛利率由截至2006年12月31日止年度的19.0%上升至21.7%。毛利率上升主要由於在截至2007年12月31日止年度本集團從城市軌道交通市場獲得收入的比率增加，而其毛利率比其他項目較高所致。

(二) 按分部討論本集團的經營業績(續)

1. 工程承包業務

本集團工程承包業務在抵銷分部間銷售前的主要損益信息如下：

	截至12月31日止年度	
	2006年	**2007年**
	(人民幣百萬元)	
分部收入	146,359.7	**162,932.0**
鐵路	61,496.9	**73,951.2**
公路	56,925.4	**54,864.5**
城市軌道交通	4,823.8	**5,179.2**
水利及水電設施	4,958.2	**6,004.9**
其他	18,155.4	**22,932.2**
銷售成本	(138,146.2)	**(153,306.7)**
鐵路	(57,626.5)	**(69,200.5)**
公路	(54,384.2)	**(52,038.4)**
城市軌道交通	(4,457.9)	**(4,825.6)**
水利及水電設施	(4,697.1)	**(5,574.5)**
其他	(16,980.5)	**(21,667.7)**
毛利	8,213.4	**9,625.4**
銷售及營銷開支	(709.1)	**(492.6)**
行政開支及其他	(5,410.9)	**(5,508.5)**
分部業績	2,093.4	**3,624.3**
折舊及攤銷	2,255.5	**3,244.2**

分部收入。截至2007年12月31日止年度，本集團工程承包業務在抵銷分部間銷售前的分部收入由截至2006年12月31日止年度的人民幣1,463.597億元增加11.3%至人民幣1,629.320億元。該增幅主要由於鐵路工程承包產生的收入增加所致。

本集團截至2006年及2007年12月31日止年度的工程承包業務產生的分部間銷售分別為人民幣0.935億元及人民幣2.969億元，主要來自向本集團房地產開發業務提供建設服務。

因此，本集團截至2006年12月31日止年度及截至2007年12月31日止年度經抵銷工程承包業務分部間銷售後的外部銷售總收入分別為人民幣1,462.662億元及人民幣1,626.351億元。

銷售成本。截至2007年12月31日止年度，工程承包業務在抵銷分部間銷售前的銷售成本由截至2006年12月31日止年度的人民幣1,381.462億元增加11.0%至人民幣1,533.067億元，主要是由於鐵路工程承包產生的銷售成本增加部分被公路工程承包的銷售成本減少抵銷所致。

毛利。截至2007年12月31日止年度，本集團工程承包業務的毛利由截至2006年12月31日止年度的人民幣82.134億元增加人民幣14.119億元或17.2%至人民幣96.254億元。然而，本集團截至2007年12月31日止年度工程承包業務的毛利率由截至2006年12月31日止年度的5.6%上升至5.9%，主要是由於本集團加強成本控制及改善項目管理所致。毛利率上升的部分原因是本集團改變產品組合，借此，本集團於截至2007年12月31日止年度較2006年同期承建更多利潤率較高的項目，例如鐵路工程承包項目等。

銷售及營銷開支。截至2007年12月31日止年度，本集團工程承包業務的銷售及營銷開支由截至2006年12月31日止年度的人民幣7.091億元減少30.5%或人民幣2.165億元至人民幣4.926億元，主要是由於本集團致力控制成本所致。

(一) 概覽（續）

所得稅開支

截至2007年12月31日止年度，本集團的所得稅開支由截至2006年12月31日止年度的人民幣5.963億元增加148.5%至人民幣14.818億元，主要原因在於新通過的中國企業所得稅法規定所得稅稅率自2008年1月1日起由33%降至25%，導致遞延稅項資產淨額人民幣6.002億元自本集團截至2007年12月31日止年度的利潤表中撤銷。此外，截至2007年12月31日止年度的所得稅開支增加，其原因為本集團年度內的經營業績有所增長。

少數股東權益

於截至2006年及2007年12月31日止年度，本集團的少數股東應佔利潤分別為人民幣2.890億元及人民幣0.052億元，金額大幅減少是因為作為重組的一部分，本集團於2007年收購了先前由職工持股會等少數股東所持有的本集團中部分實體的股本權益。

(二) 按分部討論本集團的經營業績

下表載列所示年度本集團2006年及2007年的收入、毛利、毛利率、營業利潤及營業利潤率：

	收入 截至12月31日止年度		毛利 截至12月31日止年度		毛利率 截至12月31日止年度		經營利潤 截至12月31日止年度		經營利潤率 截至12月31日止年度	
	2006年	2007年	2006年	2007年	2006年	2007年	2006年	2007年	2006年	2007年
	(人民幣百萬元)		(人民幣百萬元)		(%)		(人民幣百萬元)		(%)	
工程承包業務	146,359.7	162,932.0	8,213.4	9,625.4	5.6	5.9	2,093.4	3,624.3	1.4	2.2
勘察設計及諮詢業務	3,348.5	3,709.1	634.9	803.7	19.0	21.7	80.7	299.6	2.4	8.1
工業製造業務	1,355.2	1,856.0	224.5	303.7	16.6	16.4	16.6	124.8	1.2	6.7
其他業務	3,553.9	5,376.7	523.2	666.3	14.7	12.4	247.6	320.4	7.0	6.0
小計	154,617.3	173.873.7	9,596.0	11,399.1	6.2	6.6	2,438.3	4,369.1	1.6	2.5
分部間抵銷	(1,008.3)	(1,876.3)	–	–	–	–	–	–	–	–
合計	153,609.0	171,997.4	9,596.0	11.399.1	6.2	6.6	2,438.3	4,369.1	1.6	2.5

(一) 概覽（續）

2. 未完成合同

	截至12月31日止年度	
	2006年	2007年
	（人民幣百萬元）	
工程承包業務*	198,374.9	**312,079.8**
勘察設計及諮詢業務	2,476.8	**2,523.9**
工業製造業務	1,602.2	**6,311.5**
其他業務	2,168.3	**2,513.4**
總計	204,622.2	**323,428.5**

* 2007年工程承包業務中未完成合同中海外未完成人民幣1,167.817億元，國內人民幣1,952.981億元。

銷售成本

截至2007年12月31日止年度，本集團的銷售成本經抵銷分部間銷售後由截至2006年12月31日止年度的人民幣1,440.130億元增加11.5%至人民幣1,605.983億元。該增幅大致上與本集團同期的總收入增幅一致，主要是由於材料成本上升所致。

毛利

由於上述原因，截至2007年12月31日止年度，本集團的毛利由截至2006年12月31日止年度的人民幣95.960億元增加18.8%至人民幣113.991億元。本集團截至2007年12月31日止年度的毛利率亦由截至2006年12月31日止年度的6.2%上升至6.6%。毛利率上升主要是由於本集團業務規模擴大以致得益於規模效益及致力控制成本所致。

財務收入

本集團的財務收入主要包括銀行利息收入。於截至2007年12月31日止年度，本集團的財務收入由截至2006年12月31日止年度的人民幣5.466億元增加19.3%至人民幣6.522億元。該增幅主要是由於本集團截至2007年12月31日止年度的銀行存款總額增加及利率上調所致。

融資成本

本集團的融資成本包括銀行借款、其他借款、融資租賃及折現票據的利息融資支出，減在建工程和工程承包合同的資本化利息。於截至2007年12月31日止年度，本集團的融資成本由截至2006年12月31日止年度的人民幣9.093億元增加39.9%至人民幣12.722億元，主要是由於銀行及其他借款的利息增加人民幣4.530億元，但部分因房地產開發業務所資本化的利息開支增加人民幣1.054億元所抵銷。

應佔共同控制實體及聯營公司利潤

截至2007年12月31日止年度，應佔共同控制實體及聯營公司利潤由截至2006年12月31日止年度的人民幣0.226億元增加人民幣0.160億元或70.8%至人民幣0.386億元。

閣下應將本章節的內容連同本年度報告內所列示的本集團經審計的合併財務報表(包括有關附註)一併閱讀。

(一) 概覽

截至2007年12月31日止年度，本集團的營業額為人民幣1,719.974億元，比上年同期人民幣1,536.090億元增長了12.0%。本公司權益持有人應佔利潤為人民幣23.008億元，同比增長89.7%。本集團的基本每股盈利為人民幣0.2876元。

下文是截至2007年及2006年12月31日止年度財務業績。

營運業績

截至2007年12月31日止年度，本集團的稅前利潤為人民幣37.877億元，比上年同期人民幣20.982億元增長了80.5%。本公司權益持有人應佔利潤為人民幣23.008億元，同比增長89.7%。本集團的基本每股盈利為人民幣0.2876元。

收入

截至2007年12月31日止年度，本集團的營業額為人民幣1,719.974億元，比上年同期人民幣1,536.090億元增長了12.0%。上升的主要原因是工程承包收入的增加。

截至2007年12月31日止年度，本集團的總收入經抵銷分部間銷售後由截至2006年12月31日止年度的人民幣1,536.090億元增加12.0%至人民幣1,719.974億元。該增幅主要是由於本集團的工程承包業務收入增加人民幣163.690億元，勘察設計及諮詢業務增加人民幣1.859億元，工業製造業務收入增加人民幣0.591億元，及其他業務收入增加人民幣17.745億元所致。

新簽及未完工合同

本公司2007年度新簽合同額達人民幣2,869.990億元；截至2007年12月31日，未完工合同額達人民幣3,234.285億元。

本公司2006及2007年度承攬合同及未完成合同的主要信息如下：

1. **承攬合同**

	截至12月31日止年度	
	2006年	**2007年**
	(人民幣百萬元)	
工程承包業務*	198,203.7	**265,650.5**
勘察設計及諮詢業務	3,073.3	**3,657.8**
工業製造業務	1,064.4	**6,321.5**
其他業務	9,856.1	**11,369.2**
總計	212,197.4	**286,999.0**

* 2007年工程承包業務中，其中海外承攬人民幣901.135億元，國內人民幣1,755.370億元。

公司管理、財務匯報及內部控制（續）

董事確認負責編制每個財政期間的財務報表是彼等的責任，使該份帳目能真實兼公平反映公司在該段期間的業務狀況、業績及現金流向表現。於編制截至2007年12月31日止之帳目時，董事：

- 已選用適合的會計政策並貫徹應用；

- 已採納符合《國際財務報告準則》的標準；及

- 已作出審慎合理判斷及估計，並按持續經營基準編制帳目。

本公司董事會和管理層非常重視內部控制制度的建立及完善。本公司成立了專門的工作小組和項目管理委員會。

本公司管理層為了加強內部控制，降低風險，採取了一系列措施，包括：對本公司層面、信息系統總體及業務流程層面的控制體系進行了檢討並實施了包括識別風險點、修訂及完善工作流程中的內控制度和操作體系、測試驗證內控制度執行有效性的一系列旨在建立及評估有效內部控制體系的措施。在市場方面完善購銷管理體制，規避市場風險；繼續夯實各專業管理等。在風險管理方面，公司已初步建立了一套系統的風險評估和風險管理架構體系，使得本公司能夠對各種來自內部及外部的風險進行識別、評估和管理，使風險降低到最小。在財務控制方面，初步建立了全面預算管理系統，實施統一的會計核算制度及資金的集中管理及調配，並編制管理報告，提呈向董事會匯報了有關檢討內部控制體系有效性工作的情況。

本公司抓緊信息化系統的建立和完善，進一步提高辦公效率。

審計師酬金

本公司已分別委任安永會計師事務所及安永華明會計師事務所為本公司的國際及國內審計師。

因本公司在香港和上海兩地首次公開發行，向安永會計師事務所和安永華明會計師事務所支付H股和A股上市專業服務費用共計人民幣11,300萬元。除上述有關就本公司首次公開發行股票提供專業服務外，安永會計師事務所和安永華明會計師事務所並未就本公司在香港和上海兩地首次公開發行提供任何重大非審計服務。

本集團就2007年度財務報表審計支付給安永會計師事務所和安永華明會計師事務所的年度審計專業服務費共計人民幣2,450萬元。於2007年度內，本集團未有聘任安永華明會計師事務所和安永會計師事務所提供重大的非審計服務，支付安永會計師事務所執行某些商定程序工作的服務費用共計人民幣50萬元。

股東大會及投資者關係

股東大會是本公司的最高權力機構。它為本公司董事會和本公司股東直接溝通並建立良好的關係提供機會。因此，本公司高度重視該會議。2007年本公司共召開了2次股東大會，分別於11月5日在北京市京西賓館，及11月30日在北京市復興路40號本公司的會議室召開。會議主要審議通過如下事項：

- 審議並通過本公司的關連交易協議和避免同業競爭協議，以及相關的公司治理制度；
- 審議並通過關於本公司A股發行的相關決議；
- 審議並通過關於本公司H股發行的相關決議；
- 通過了《關於修改發行前滾存利潤分配方案的議案》。

全部會議議程以中鐵建總公司作為唯一股東，全以100%的贊成率獲得通過。

在股東大會上，會議由主席主持，並解釋會議表決程序等有關事項，股東就每項議案進行審議及表決；會議亦同時通知各董事，部份董事亦列席股東會會議；會議也通知審計委員會及薪酬與考核委員會成員列席會議。

本公司上市之後設立了專門的管理投資者關係的部門，負責投資者關係方面的事務；該部門擬制定投資者關係工作制度，以進行規範運作。本公司管理層通過路演、個別會面、會議和組織來公司訪問等方式，與投資者、分析師及媒體保持密切的溝通，不斷加深他們對本公司的認知。2008年，本公司就A股發行和H股發行專門安排高級管理層進行了國內及全球路演，拜訪投資者；組織投資者到本公司企業訪問；接待投資者來本公司訪問；並儘量安排時間參加投資銀行組織的投資者會議。除此而外，本公司投資者關係部門負責及時回覆投資者的隨時詢問及郵件所提出的問題。

合資格會計師

羅振宏先生，自2007年12月起擔任本公司的合資格會計師。羅先生全職受聘於本公司，根據香港上市規則第3.24條規定為本公司的高級管理人員。羅先生為香港會計師公會及英國特許公認會計師公會的成員。

公司管理、財務匯報及內部控制

本公司不定期召開由公司總裁主持，並由包括總部各相關部門負責人參加的總裁辦公會議，就本公司運營、投資項目實施和財務事宜進行討論和決策。本公司管理層，包括分(子)公司及聯營公司經理和總部部門負責人，每年召開一次工作會議，檢查前一年度公司的運營工作情況，具體落實後一年度的運營工作。會議有助於協調、溝通和督促各項運營工作的開展和實施。

獨立非執行董事已審查中鐵建總公司遵守同業競爭協議的情況，確認本公司在由2007年11月5日（有關的避免同業競爭協議簽訂日期）至2007年12月31日的期間內已遵守避免同業競爭協議的相關約定。

薪酬與考核委員會(續)

本公司執行董事與非執行董事薪酬仍然沿用本公司成立前的國資委對中央企業負責人的薪酬管理辦法，薪酬收入由基本薪金和績效薪金兩部分組成。按照經營業績考核結果確定執行董事與非執行董事的績效薪金。執行董事與非執行董事無權批准自身的薪酬，其薪酬由股東大會批准。

因本公司成立時間已接近2007年年底，故於截至2007年12月31日止之年度內，並無召開委員會會議。2008年4月20日，本公司第一屆董事會薪酬與考核委員會召開了第一次會議，審議了本公司2007年度「總裁業績考核與薪酬方案」。

戰略與投資委員會

董事會同時還下設戰略與投資委員會。該委員會由三名董事組成，即金普慶先生、吳曉華先生及吳太石先生。金普慶先生現任本公司戰略與投資委員會主席。本公司戰略與投資委員會的主要職責為制訂本公司的整體發展計劃與投資決策程序，包括(其中包括)以下各項：

- 檢討本公司的長期發展策略；
- 檢討影響本公司發展的主要問題；及
- 審閱須經董事會批准的重大資本開支、投資及融資項目。

委員會工作分別按照議事規則有序進行。

提名委員會

本公司的提名委員會由三名董事組成，即李克成先生、鄧金貴先生及趙廣杰先生。李克成先生現任本公司提名委員會主席。本公司提名委員會的主要職責為制訂董事及高級管理人員人選的提名程序及標準、對董事及高級管理人員人選的資歷及其他履歷進行初步審閱，以及制訂、檢討及監督董事及高級管理人員履行職務的事宜。

因本公司成立時間已接近2007年年底，故於截至2007年12月31日止之年度內，並無召開委員會會議。儘管如此，該委員會已積極展開對各項工作的籌備，首次提名委員會會議將於上市後儘快舉行。

監事會

本公司監事會由三名成員組成，其中有1名監事代表本公司的員工並由員工選舉產生。監事會負責對董事會及其成員以及高級管理層進行監督，防止其濫用職權，侵犯股東、本公司及本公司員工的合法權益。2007年監事會召開一次會議，會議選舉彭樹貴先生為監事會主席，對本公司財務狀況、本公司依法運作情況和高級管理人員盡職情況進行審查，並遵守誠信原則，積極展開各項工作。

董事長和總裁（續）

總裁對董事會負責，行使下列職權：主持本公司的生產經營管理工作，組織實施董事會決議，並向董事會報告工作；組織實施本公司年度經營計劃和投資方案；擬訂本公司內部管理機構設置方案；擬定本公司的基本管理制度；制定本公司的具體規章；提請董事會聘任或者解聘公司副總裁、總會計師、總工程師、總經濟師；聘任或者解聘除應由董事會決定聘任或者解聘以外的管理人員；提議召開董事會臨時會議等。

審計委員會

董事會下設立審計委員會，該委員會的主要職責是對本公司財務報告進行審查，審核獨立審計師的聘用，批准審計及與審計相關的服務以及監督本公司內部的財務報告程序和管理政策。

該委員會由三名董事組成，即吳太石先生、丁原臣先生及魏偉峰先生。吳太石先生現任本公司審計委員會主席。

該委員會按計劃將每年召開不少於兩次審計委員會會議，共同審閱本公司採用的會計準則、內控制度及相關財務事宜，以及本集團的關連交易，以確保公司財務報表及其他相關數據的完整性、公允性和準確性。

因本公司成立時間已接近2007年年底，故於截至2007年12月31日止之年度內，並無召開委員會會議。儘管如此，該委員會已積極展開對各項工作的籌備。

2008年3月25日，本公司第一屆董事會審計委員會召開了第一次會議，聽取了關於2007年年報和財務報告審計工作的總體安排和會計師事務所就編寫2007年度審計報告審計工作的具體安排和主要會計處理問題的匯報。會議同意本公司與會計師事務所共同制定的審計工作時間表，建議會計師事務所及時完成審計報告相關工作，並注意本集團就執行新會計準則中的重點問題。

2008年4月23日，第一屆董事會審計委員會召開了第二次會議，同意將審計後的年度財務會計報表提交董事會審核；同時，審計委員會審閱並向董事會提交了會計師事務所從事本年度合併財務報表的審計工作的審計報告和下年度續聘會計師事務所的決議。

薪酬與考核委員會

董事會下設薪酬與考核委員會。薪酬與考核委員會的職責是：審議公司的酬金政策、對本公司董事和高級管理人員業績進行評估。薪酬與考核委員會定期檢討董事會的架構、人數及董事工作情況。

該委員會由三名董事組成，即趙廣杰先生、丁原臣先生及李克成先生。趙廣杰先生現任本公司薪酬與考核委員會主席。主要職責為制訂培訓及薪酬政策，並確定和管理本公司高級管理人員的薪酬，其中包括以下各項：

- 批准並監督、評估本公司高級管理人員的表現並決定和批准他們的薪酬；
- 審閱本公司董事的薪酬，並向董事會提交建議；及
- 監督本公司本級薪酬制度執行情況。

董事會（續）

除本公司的工作關係外，董事、監事或其他高級管理人員之間概無財務、商業及家庭關係，彼此之間亦無其他重大關係。

除各自訂立的服務合約外，概無董事或監事於本公司或其任何子公司在2007年間訂立的重大合約中，直接或間接持有私人重大權益。

2007年，本公司舉行了兩次董事會會議，第一次會議的出席率為88.89%（除李克成先生外，其餘董事均已出席），第二次會議的出席率為100%。每次會議均有專門的記錄員記錄會議情況，會議通過的所有事項都形成決議，並按照有關法律及規則記錄並存檔。董事會2007年度的工作主要包括：

- 審議並確定本公司董事、監事、高級管理人員及各個董事會專門委員會的人選，審議並通過本公司的關連交易協議和避免同業競爭協議，以及相關的公司治理制度；

- 審議並通過關於本公司A股發行的相關決議；

- 審議並通過關於本公司H股發行的相關決議。

本公司的董事會定期會議時間及會議主要內容安排均在當年年初確定，確保了全體董事有機會提出商討事項列入董事會會議議程；並使他們有足夠的時間審閱各項議案。

2007年度本公司董事酬金總計為人民幣316.3萬元。

本年度每名董事從本公司領取的報酬總額為：

李國瑞：人民幣87.2萬元；

丁原臣：人民幣65.4萬元；

金普慶：人民幣66.5萬元；

霍金貴：人民幣75.2萬元；

吳曉華：人民幣7萬元；

李克成：人民幣7萬元；

趙廣杰：人民幣8萬元；

吳太石：於2007年度沒有領取報酬；

魏偉峰：於2007年度沒有領取報酬。

截至2007年12月31日止，本公司尚未制定並實施股票增值權方案，亦未授予股票增值權。

董事長和總裁

董事長和總裁按照本公司的公司章程、董事會議事規則和總裁工作細則等企業治理文件的職責分工開展工作。

本公司董事長職權：主持股東大會和召集、主持董事會會議；督促、檢查董事會決議的執行；簽署公司股票、公司債券及其他有價證券；簽署董事會重要文件，代表本公司對外簽署有法律約束力的重要文件等。

企業管治規則

良好的企業管治是本公司一直以來追求的目標。本公司董事會已審閱其企業管治文件，認為本公司已符合香港聯合交易所有限公司證券上市規則(「香港上市規則」)附錄14之「企業管治常規守則」之守則條文。

董事認為，公司章程、股東大會議事規則、董事會議事規則、監事會議事規則、總裁工作細則、董事會秘書工作細則、獨立董事工作制度、關聯交易決策制度、信息披露管理辦法、募集資金管理辦法、對外擔保管理制度、對外投資管理制度、董事會審計委員會工作細則、董事會薪酬與考核委員會工作細則、董事會戰略與投資委員會工作細則、董事會提名委員會工作細則、董事和特定僱員有關證券交易的行為守則組成本公司企業管治常規守則的參考依據，並已包含香港上市規則附錄14所載的「企業管治常規守則」的準則及守則條文。在以下範疇，本公司內部企業管治文件的標準較「企業管治常規守則」更為嚴格：

除審計委員會及薪酬與考核委員會外，本公司還成立戰略與投資委員會及提名委員會。

董事、監事及有關僱員的證券交易

董事會就本公司董事、監事及有關員工的證券交易已採納香港上市規則附錄10的標準守則作為指引。本公司作個別查詢後，所有董事、監事及有關僱員(按香港上市規則附錄14的定義)已確認，彼等均符合指引所要求的標準。

董事會

本公司第一屆董事會由九名董事組成，其中：兩名執行董事為丁原臣先生、金普慶先生，三名非執行董事為李國瑞先生、征金貴先生和吳曉華先生，四名獨立非執行董事為李克成先生、趙廣杰先生、吳太石先生和魏偉峰先生。李國瑞先生為董事長，金普慶先生為公司總裁。本公司已收到每名獨立非執行董事就其獨立性所作出的年度確認函，經審慎諮詢後，董事會認為根據香港上市規則第3.13條所列指引規定，李克成先生、趙廣杰先生、吳太石先生和魏偉峰先生均具備獨立性。根據本公司的公司章程，第一屆董事會任期三年，董事任期屆滿後可經重新選舉或重新委任後連任。

董事會的每位董事均以股東的利益為前提，依照董事須履行的責任和按照所有相關法律及規則，盡自己最大的努力履行其職責。董事會的職責包括：決定本公司的經營計劃及投資方案；制定本公司的利潤分配方案和彌補虧損方案；擬定本公司的資本運營等方案及執行股東大會的決議等。

董事長確保了董事履行應當的職責及維持董事會有效地運作，確保及時就所有重要的適當事項與董事們進行討論。董事長與非執行董事進行了單獨交談，充分瞭解了他們對本公司運營及董事會工作的想法及意見。

本公司董事會辦公室全方位為董事服務，及時向董事提供充分的諮訊，使董事們及時瞭解公司的情況；採取適當的方式保持與股東之間的有效聯繫，確保股東意見傳達到董事會。

本公司已按照香港上市規則要求委任足夠數目的獨立非執行董事，以及委任具備適當專業資格，如具備會計或有關財務管理專長的獨立非執行董事。本公司四位獨立非執行董事具有完全的獨立性。他們分別具有財務、金融以及基礎設施建設方面的背景，並具有豐富的專業經驗；為本公司的穩定經營及發展忠誠地提供專業意見；並為保障本公司和股東的利益進行監察和協調。

公司管理行穩致遠、企業文化積澱深厚

本公司擁有經驗豐富的管理團隊，高級管理人員平均業內經驗超過20年，對工程承包行業有深刻的認識和理解；管理團隊擁有領先行業的管理理念和駕馭市場的能力，注重新管理體制中的團隊建設，並積極培養全球視野下的戰略眼光。

本公司注重加快與國際化公司管理制度的接軌，已建立起結構完善、運作科學、制衡有效的公司治理體系。

本公司擁有深厚的企業文化積澱，並一直注重開展卓越企業文化和品牌建設，打造出「誠信、創新永恒，精品、人品同在」的獨特價值觀和「不畏艱險、勇攀高峰、領先行業、創譽中外」的企業精神。

展望未來

展望2008年，在中國經濟快速發展、交通基礎設施建設領域投資進一步加快的大好機遇下，公司正在迎來更加廣闊的發展前景。

本公司將抓住發展的重大機遇，進一步做優做強主業，繼續保持國內工程承包市場特別是鐵路、公路市場的領先地位。與此同時，大力培育海外經營、房地產開發、設計與工程諮詢、工業製造、資本運營和物流等創效業務板塊，形成新的經濟增長點和利潤增長點。

本公司將加大科技研發力度，提高企業科技水平，形成自主知識產權的持續開發能力，提升企業核心競爭力。並著力推進精益生產及管理方式的創新，提升企業管理水平和效率。

本公司還將繼續鞏固並進一步提升「中國鐵建」的知名度，強化企業精神並維護核心企業文化，實現品牌與業務相互保障和促進的良性循環。

本人及董事會成員堅信，在各位股東的關心支持下、在公司全體員工的共同努力下，站在新的發展起點的中國鐵建，一定能夠繼往開來、不斷超越，向著建設成為全球最具競爭力大型建設集團的宏偉目標高速挺進，為股東創造更大價值，為社會作出更多貢獻！

李國瑞
董事長

中國 • 北京
2008年4月25日

董事長報告

各位尊敬的股東：

首先衷心感謝各位股東及社會各界對中國鐵建的關心與支持！在此，本人謹以董事長的身份向各位股東提呈公司二零零七年年度報告。

2007年是中國鐵建的第一個報告年度，也是公司走過艱辛、見證輝煌的一年。2007年11月5日，本公司經過近一年的籌劃準備，在北京正式成立。2008年3月10日、3月13日，公司先後在上海證券交易所、香港聯交所成功上市。中國建築行業的市場龍頭，正在以它全新的風貌，出現在全球資本市場。

業績表現強勁增長、財務表現不斷提升

2007年度，本公司新簽合同額累計達人民幣2,869.990億元，同比增長35.3%，其中海外新簽合同額達人民幣901.135億元，高居中國對外工程承包企業首位。本公司全年實現營業收入人民幣1,719.974億元、本公司權益持有人應佔淨利潤人民幣23.008億元，同比增長分別達到12.0%和89.7%，呈現出強勁的增長態勢。

憑藉卓越的業績表現，本公司於2007年再次入選「世界500強企業」，排名第384位，並在「全球225家最大承包商」和「中國企業500強」分別位列第6位和第15位。

多項業務引領市場、協同效應持續增強

本集團是中國乃至全球特大型綜合建設集團之一，擁有業內全面完整的產業鏈和資質體系，業務範圍幾乎覆蓋了基礎設施建設的所有領域，本公司在鐵路工程、公路工程、橋樑和隧道建設、城市軌道交通建設等領域長期雄踞市場前列。2007年度，工程承包板塊分部間抵消前收入和業績分別達到人民幣1,629.320億元和人民幣36.243億元，比2006年度同比增長11.3%和73.1%。

本公司作為中國基礎設施建設勘察設計及諮詢行業的領航者，擁有雄厚的勘察設計及諮詢實力，旗下擁有五家最高資質等級的大型工程設計研究院，是鐵路基建行業勘察設計及諮詢服務市場的龍頭企業。2007年度，該板塊分部間抵消前收入和業績分別為人民幣37.091億元和人民幣2.996億元，比2006年度同比增長10.8%和271.3%。

本公司是中國鐵路大型養路機械產銷量最大、自主研發和製造能力最強的鐵路大型養路機械製造商，位居亞洲第一、世界第二。公司大型養路機械主要產品佔據全國市場約80%的份額，在行業內處於絕對優勢地位。工業製造板塊2007年度實現分部間抵消前收入和業績分別為人民幣18.560億元和人民幣1.248億元，比2006年度同比增長36.9%和649.7%。

本公司同時開展房地產開發、資本運營和物流業務，是中國最大的鐵路工程物流服務商和全球第二大鐵路物資供應商，「中鐵地產」也已成為中國市場頗具影響力的品牌。2007年度，上述業務合計實現分部間抵消前收入和業績分別為人民幣53.767億元和人民幣3.204億元，比2006年度同比增長51.3%和29.4%。

通過完整的產業鏈和規模優勢，公司可以抵禦經營風險，保障持續發展，同時，可以有效實現不同業務間的協同效應，向客戶提供全方位的綜合服務，在超大型、技術複雜型項目運作時更具有明顯優勢。

高級管理人員(續)

周志亮先生，42歲，本公司副總裁。周先生對中國建築行業有深刻的認識和理解，具有豐富的經營管理經驗。周先生2003年加入中鐵建總公司，2000年1月至2004年12月任鐵道部第四勘察設計院(中鐵第四勘察設計院前身)工會主席、院長、黨委副書記，2004年12月至2007年11月任中鐵建總公司副總經理。周先生在項目管理方面擁有豐富的工程設計和工程管理經驗，自2007年11月起任本公司副總裁，負責本公司的銷售和營運工作。1985年，周先生畢業於中國礦業大學水文地質和工程地質專業，獲學士學位，是高級工程師。

莊尚標先生，45歲，本公司總會計師。莊先生具有豐富的企業融資及金融管理經驗。莊先生2005年加入中鐵建總公司，1992年3月至1994年2月任中國公路橋樑建設總公司財務部副總經理，1994年2月至2001年2月任中國路橋集團(香港)有限公司副總經理、常務副總經理，2001年2月至2005年8月任中國路橋(集團)總公司總會計師，2005年8月至2007年11月任中鐵建總公司總會計師，2006年4月至2007年11月兼任中鐵建總公司總法律顧問，以及自2007年11月起任本公司總會計師。1985年，莊先生畢業於長沙交通學院工程財務會計專業，獲工學學士學位，是高級會計師。

董事會秘書

李廷柱先生，57歲，本公司董事會秘書。李先生對中國建築行業有深刻的認識和理解，具有豐富的經營管理經驗，具備中國監管機構認可的上市公司董事會秘書任職資格。李先生1968年加入中鐵建總公司集團，1989年9月至1998年11月任中鐵建總公司黨委組織部副部長，1998年4月至2005年1月任中鐵建總公司黨辦主任，2005年1月至2005年12月任中鐵建總公司工會副主席、黨辦主任，2005年12月至2007年11月任中鐵建總公司董事會秘書，自2007年11月起任本公司董事會秘書。1992年，李先生畢業於中共中央黨校經濟管理專業，是高級政工師。

合資格會計師

羅振飈先生，34歲，自2007年12月起擔任本公司的合資格會計師。羅先生全職受聘於本公司，根據「香港上市規則」第3.24條規定為本公司的高級管理人員。羅先生為香港會計師公會及英國特許公認會計師公會的成員。加入本公司前，羅先生曾於東南亞控股有限公司出任集團財務經理。自2006年10月至2007年4月，羅先生曾任富士高實業有限公司財務經理。自2003年3月至2006年10月，羅先生曾任東力實業電子有限公司高級會計師。自2000年3月至2002年12月，羅先生曾任Harbor Ring Management Limited助理會計經理。羅先生1997年畢業於香港科技大學，獲頒工商管理學士(會計學)學位。2006年，羅先生亦於香港理工大學獲得資訊系統碩士學位。

高級管理人員

下表載列有關本公司高級管理人員的資料：

姓名	年齡	職位
金普慶先生	58	總裁
扈振衣先生	53	副總裁、總經濟師
夏國斌先生	49	副總裁、總工程師
范　德先生	54	副總裁
趙廣發先生	55	副總裁
周志亮先生	42	副總裁
莊尚標先生	45	總會計師
李廷柱先生	57	董事會秘書、聯席公司秘書
羅振昆先生	34	合資格會計師、聯席公司秘書

金普慶先生，見「董事」。

扈振衣先生，53歲，本公司副總裁兼總經濟師，同時兼任咸陽中鐵路橋有限公司董事長、重慶鐵發遂渝高速公路有限公司副董事長、北京通達京承高速公路有限公司董事、西安天創房地產有限公司執行董事、上海楓亭水質淨化有限公司股東代表，並曾兼任中國鐵道建設(香港)有限公司非執行董事。扈先生對中國建築行業有深入的認識和理解，並具有深厚的知識和豐富的經營管理經驗。扈先生1972年加入中鐵建總公司集團，1990年12月至1996年5月任中鐵建總公司經營部副部長、部長，1996年5月至1997年12月任中鐵建總公司副總經濟師，1997年12月至2001年4月任中鐵建總公司總經濟師，2001年4月至2007年11月任中鐵建總公司副總經理、總經濟師，自2007年11月起任本公司副總裁、總經濟師。扈先生負責本公司的海外業務，包括與中國各相關機構就批准本公司海外業務進行磋商與聯絡，同時還是中國國際工程諮詢公司、北京城建設計研究院有限責任公司專家，北京市軌道交通建設指揮部專家委員會經濟組副組長，杭州市軌道交通設計審查諮詢委員會經濟組組長。2004年，扈先生畢業於中國廈門大學工商管理專業，獲得碩士學位，是教授級高級工程師，享受國務院特殊津貼。

夏國斌先生，49歲，本公司副總裁兼總工程師。夏先生對中國建築行業有深刻的認識，擁有深厚的科技開發、勘察設計知識以及豐富的工程管理和施工管理經驗。夏先生1975年加入中鐵建總公司集團，1996年4月至1999年12月任鐵道部第十三工程局(中鐵十三局集團有限公司前身)副總工程師、總工程師，1999年12月至2001年4月任中鐵第十三工程局總工程師，2001年4月至2007年11月任中鐵建總公司副總經理、總工程師，自2007年11月起任本公司副總裁、總工程師。夏先生負責本公司的技術與研發管理工作。1982年，夏先生畢業於鐵道兵工程學院鐵道與橋樑工程專業，獲工學學士學位，是教授級高級工程師，享受國務院特殊津貼。

范德先生，54歲，本公司副總裁。范先生1980年加入中鐵建總公司集團，1988年6月至1990年4月任鐵道部工程指揮部建築工程處副處長，1990年4月至2001年4月任北京中鐵建築工程公司副總經理、總經理，2001年4月至2007年11月任中鐵建總公司副總經理，具有多年房地產行業的從業經歷。自2007年11月起任本公司副總裁，負責本公司的房地產開發等業務。1980年，范先生畢業於中國長沙鐵道學院工民建專業，是高級工程師。

趙廣發先生，55歲，本公司副總裁。趙先生1970年加入中鐵建總公司集團，1994年5月至1999年12月任鐵道部第十八工程局(中鐵十八局集團有限公司前身)副局長、局長、黨委副書記，1999年12月至2001年8月任中鐵第十八工程局局長、黨委副書記，2001年8月至2004年12月任中鐵十八局集團有限公司董事長、黨委副書記，2004年12月至2007年11月任中鐵建總公司副總經理。趙先生在建築工程管理的安全、質量及控制方面具有豐富的經驗。自2007年11月起任本公司副總裁，負責本公司的項目管理工作。2001年，趙先生畢業於亞洲國際公開大學(澳門)，獲工商管理碩士學位，是高級工程師。

監事

下表載列有關本公司監事的資料：

姓名	年齡	職位
彭樹貴先生	53	監事會主席
黃少軍先生	50	監事
于鳳麗女士	51	監事

彭樹貴先生，53歲，本公司監事會主席、黨委副書記、紀委書記、工會主席。彭先生對中國建築行業有深入的認識，擁有豐富的經營管理經驗，具有較高的理論政策水平和法律知識。彭先生1972年加入中鐵建總公司集團，1995年12月至1999年12月任鐵道部第十四工程局（中鐵十四局集團有限公司前身）黨委副書記、黨委書記，1999年12月至2001年4月任中鐵第十四工程局黨委書記，2001年4月至2006年2月任中鐵建總公司黨委副書記、紀委書記，2006年2月起任中鐵建總公司黨委副書記、紀委書記、工會主席，2006年7月至2007年11月任中鐵建總公司職工董事、黨委副書記、紀委書記、工會主席，自2007年11月起任本公司監事會主席。彭先生2003年10月畢業於澳大利亞拉籌伯大學工商管理專業，獲得碩士學位，是高級工程師、國家一級項目經理、國家一級建造師。

黃少軍先生，50歲，本公司監事，同時兼任本公司審計局局長、海南金牌科技股份有限公司監事會監事長、北京通達京承高速公路有限公司監事。黃先生是中國內部審計協會和中國風險管理者聯誼會常務理事。黃先生在本公司所屬行業擁有多年的工作經歷，並具有豐富的現代企業管理知識和經營管理經驗。黃先生1976年加入中鐵建總公司集團，1993年2月至1994年4月任中鐵建總公司京九鐵路贛州指揮部計劃財務處副處長，1994年4月至1998年11月任中鐵建總公司財務部副部長兼中鐵建總公司京九鐵路贛州指揮部計劃財務處副處長，1998年11月至2002年8月任中鐵建總公司審計處處長，2002年8月至2007年11月任中鐵建總公司審計局局長，自2007年11月起任本公司監事。1993年，黃先生畢業於中央黨校經濟專業，是高級會計師、註冊高級企業風險管理師。

于鳳麗女士，51歲，本公司職工代表監事，同時兼任中鐵十二局集團有限公司、中鐵二十局集團有限公司、中鐵二十二局集團有限公司、中鐵第一勘察設計院集團有限公司、中鐵房地產集團有限公司、重慶鐵發遂渝高速公路有限公司、南京長江隧道有限公司、四川納敘鐵路有限責任公司監事會主席，上海楓亭水質淨化有限公司、西安天創房地產有限公司監事。于女士1973年加入中鐵建總公司，1989年12月至1996年2月任中鐵建總公司機關事務管理部助理會計師、會計師，1996年2月至1999年9月任中鐵建總公司財務部會計師，1999年9月至2005年12月任中鐵建總公司財務部副部長，2005年12月至2007年11月任中鐵建總公司監事會辦公室專職監事會主席，自2007年11月起任本公司職工監事。1995年，于女士畢業於中央黨校經濟管理專業，是會計師。

董事（續）

趙廣杰先生，62歲，本公司獨立非執行董事。趙先生歷任鞍山鋼鐵集團公司經理辦調研員、調研組副組長、經理辦副主任、遼寧省委辦公廳秘書，鞍山鋼鐵集團建設公司總經理兼黨委書記（1985年至1989年），鞍山鋼鐵集團公司秘書長、副總經理、黨委副書記及黨委常委，2005年5月至2006年1月任鞍山鋼鐵集團公司副總經理，自2006年11月起任新興鑄管集團有限公司外部董事，2006年11月至2007年11月任中鐵建總公司外部董事（相當於香港上市規則項下的獨立非執行董事），自2007年11月起任本公司獨立非執行董事。趙先生對中國建築材料行業有深厚的理解及豐富的經驗。1970年，趙先生畢業於西北工業大學航空發動機設計專業，是高級經濟師。趙廣杰先生在與本集團建築和製造業務相關的鞍山鋼鐵集團公司基礎設施項目投資、建設、建築和管理方面擁有豐富經驗。

吳太石先生，60歲，本公司獨立非執行董事，同時為上海信息協會副會長，北京正佰嘉華管理顧問有限公司副董事長，自1993年起任中國航天工業總公司財務經濟調節部副總經理、財務局局長，自1999年起任中國航天科工集團公司副總會計師，後調任交通銀行總行辦公室副主任、引進外資辦公室主任（首席談判官）、深化股份制改革辦公室副主任、發展研究部總經理、綜合經營辦公室首席顧問、博士後工作站站長。自2006年7月起，吳先生曾任航天證券經紀有限責任公司獨立非執行董事，自2007年11月起任本公司獨立非執行董事。1991年，吳先生畢業於復旦大學管理系企業管理專業，獲經濟學士學位，是研究員級高級會計師、中國註冊會計師。吳太石先生為原中國航天科工集團公司副總會計師和交通銀行研發部總經理，在與本集團財務和會計方面相關的大型國有企業會計、財務和審計領域擁有廣博的知識。

魏偉峰先生，46歲，本公司獨立非執行董事。魏先生是香港特許秘書公會副會長、信東集團非執行主席、KCS香港公司（前身為畢馬威及均富會計師事務所企業及商業部）董事及上市服務部主管，曾擔任多家香港上市公司，包括中遠集團、中國聯通股份有限公司及中國工商銀行（亞洲）有限公司等公司的多個高級管理層職位，如執行董事、首席財務官及公司秘書等職務。此外，魏先生曾經及現時為中國人壽保險股份有限公司（股份代號：2628）（2006年12月起）、方興地產（中國）有限公司（股份代號：0817）（2007年5月起）及波司登國際控股有限公司（股份代號：3998）（2007年9月起）的獨立非執行董事及審計委員會成員或主席，該等公司的股份於香港聯交所上市。魏先生多次主導或參與上市、收購合併、發債等重大企業融資工作，曾為多家國有企業及紅籌公司提供監管合規、企業管治及秘書服務範疇的專業服務與支持。魏先生是英國特許公認會計師公會會員、香港會計師公會會員、英國特許秘書及行政人員公會的資深會員及香港特許秘書公會的資深會員。魏先生自2007年11月起擔任本公司獨立非執行董事。魏先生2002年在香港理工大學取得企業融資碩士學位及1992年在美國密執安州安德魯大學取得工商管理碩士學位，是上海財經大學的金融博士生。魏偉峰先生在與本公司企業管治實踐（如內部控制和內部審計）問題相關的會計、融資以及企業管治方面具有豐富經驗。

董事（續）

霍金貴先生，57歲，本公司非執行董事兼黨委副書記。霍先生1968年加入中鐵建總公司集團，1993年5月至1999年12月先後任鐵道部第十五工程局（中鐵十五局集團有限公司前身）副局長、局長、黨委副書記，1999年12月至2001年3月任中鐵第十五工程局局長、黨委副書記，2001年3月起任中鐵建總公司黨委副書記，2005年2月至2006年2月兼任中鐵建總公司工會主席，2005年8月至2007年11月任中鐵建總公司董事。自2007年11月起任本公司非執行董事、黨委副書記。通過在中鐵建總公司及其子公司任職，霍先生獲得逾39年的大型中國建築企業集團人力資源管理經驗和企業文化建設及推廣經驗。霍先生在本公司主要負責人事和企業文化的推廣事務。1986年，霍先生於鐵道部黨校錦州分校完成黨政管理相關課程，是高級工程師。

吳曉華先生，61歲，本公司非執行董事。吳先生歷任機械部電工局副處長，國家機械委、機電部重大辦副處長，機電部第一裝備司重點任務協調處處長、副司長，西安電力機械製造公司副總經理、黨委常委，機械工業部重大裝備司司長，中國機械裝備（集團）公司副總裁、黨委常委，中國機械裝備（集團）公司副董事長、副總裁、黨委常委，中國機械設備進出口總公司黨組書記、總經理，國家機械工業局副局長、黨組成員、局長，國家機械工業局局長、黨組書記，中央企業工作委員會副書記，國資委副主任、黨組成員。自2003年3月至2006年3月任國資委副主任，2006年11月至2007年11月任中鐵建總公司外部董事，自2006年7月及2006年8月起分別任中海石油化學股份有限公司（香港上市公司）及上海國際港務（集團）股份有限公司（上海上市公司）獨立非執行董事，自2007年11月起任本公司非執行董事。1968年，吳先生畢業於中國科技大學半導體專業，是高級工程師。吳先生歷任電子及工程局多個高級職務，在與本集團建築業務和製造業務相關的機械和電子工程以及重機械製造方面具有廣博的知識。

李克成先生，64歲，本公司獨立非執行董事。李先生歷任石油部管道局機械廠黨委書記、黨委常委、紀委書記，東北輸油管理局黨委書記，中國石油天然氣總公司辦公廳主任、政策研發部主任、黨組機要秘書、政治思想工作部主任，中國石油天然氣集團公司直屬機關黨委常務副書記、黨組成員，2000年6月至2005年11月任中國石油天然氣集團公司紀委書記及黨委常委，1999年1月至2005年11月任中國石油天然氣股份有限公司監事會主席，2006年5月任中國電子信息產業集團有限公司外部董事。2006年11月至2007年11月任中鐵建總公司外部董事（相當於香港上市規則項下的獨立非執行董事）。2007年12月起任二重集團（德陽）重型裝備股份有限公司獨立非執行董事。李先生擁有豐富的國有大型企業管理從業經歷。自2007年11月起任本公司獨立非執行董事。李先生1966年畢業於北京鋼鐵學院金屬和熱處理專業，是高級工程師。李先生歷任石油部管道局和東北輸油管理局多個高級職務，在與作為中國大型建築公司的本集團相關的基礎設施建設投資、經營及管理方面擁有逾30年經驗。

董事

下表載列有關本公司董事的資料：

姓名	年齡	職位
李國瑞先生	58	董事長、非執行董事
丁原臣先生	58	副董事長、執行董事
金普慶先生	58	總裁、執行董事
翟金貴先生	57	非執行董事
吳曉華先生	61	非執行董事
李克成先生	64	獨立非執行董事
趙廣杰先生	62	獨立非執行董事
吳太石先生	60	獨立非執行董事
魏偉峰先生	46	獨立非執行董事

李國瑞先生，58歲，本公司董事長、非執行董事兼黨委書記，同時兼任中鐵建總公司董事長、總經理及南京長江隧道有限責任公司董事長。李先生是第十一屆全國政協委員。李先生擁有多年的國有大型建築企業集團高級管理從業經歷，對中國建築行業有深厚的認識且具有逾38年經驗。李先生於1997年12月加入中鐵建總公司集團，在此之前曾於1996年4月至1997年12月任中國鐵路工程總公司黨委書記，自1997年12月起至2007年11月任中鐵建總公司黨委書記。自2002年7月至2005年8月期間他曾兼任中鐵建總公司副總經理，自2005年8月起任中鐵建總公司董事長，自2007年11月起任中鐵建總公司總經理。李先生自2007年11月起任本公司董事長、黨委書記。李先生帶領董事會，負責制訂公司的經營管理策略，並決策本集團的經營管理政策。1982年，李先生在中國西南交通大學完成兩年半的鐵路工程專業課程，是高級工程師。

丁原臣先生，58歲，本公司副董事長兼執行董事，同時兼任中鐵建總公司副董事長、執行董事。丁先生於1969年加入中鐵建總公司集團，1992年1月至1999年12月先後任鐵道部第十七工程局(中鐵十七局集團有限公司前身)副局長、局長、黨委副書記、黨委書記，1999年12月至2001年3月任中鐵第十七工程局局長、黨委副書記，2001年4月至2001年8月任中鐵建總公司副總經理，2001年8月至2004年8月任中土集團公司總經理、黨委書記。2004年8月至2005年8月，任中鐵建總公司副總經理，同時兼任中土集團公司總經理、黨委書記，自2005年8月起任中鐵建總公司副董事長，自2007年11月起獲委任為本集團副董事長。通過在中鐵建總公司及其子公司任職，丁先生獲得逾38年的中國建築行業經營管理經驗，由於先前曾在中土集團公司任職，丁先生對海外建築行業的發展和管理也有豐富的認識。丁先生負責協助董事長制訂公司的經營管理策略，並協助進行宏觀管理。2001年，丁先生在中共中央黨校完成經濟管理本科課程，是高級工程師、高級職業經理、國家一級建造師。

金普慶先生，58歲，本公司執行董事兼總裁，同時兼任中鐵建總公司董事。金先生對中國建築行業有深入的認識。金先生於1968年加入中鐵建總公司集團，1993年8月至1998年6月任鐵道部第十二工程局(中鐵十二局集團有限公司前身)副局長，1998年6月至2005年8月任中鐵十二局集團有限公司董事長、總經理、黨委副書記，2005年8月至2007年11月任中鐵建總公司總經理、黨委副書記，自2005年8月起任中鐵建總公司董事，並自2007年11月起任本公司執行董事、總裁、黨委副書記以及中鐵建總公司黨委書記。通過在中鐵建總公司及其子公司任職，金先生獲得逾39年的大型中國建築企業集團經營管理經驗。金先生負責本集團的行政及日常管理。1986年，金先生畢業於鐵道部黨校錦州分校黨政管理專業，是高級工程師、國家一級項目經理。



公司業務回顧(口)

房地產、物流及其他

本公司同時開展房地產開發、物流和資本運營業務，是中國最大的鐵路工程物流服務商和全球第二大鐵路物資供應商，「中鐵地產」也已成為中國市場頗具影響力的品牌。2007年度，本公司上述業務合計實現分部間抵消前收入和營業利潤分別為人民幣53.767億元和人民幣3.204億元，比2006年度同比增長51.3%和29.4%。

其中物流業務方面，本公司於2007年度共獲得鐵道部管物資55個項目的招標代理權，總價值人民幣600億元以上，加上自身開拓油品、火工品等市場，已呈加速度發展之勢。

房地產開發雖然起步較晚，但發展較快，目前處於不同階段的開發項目有21個，總佔地面積228萬平方米，待銷售面積491萬平方米。

通過完整的產業鏈和規模優勢，本公司可以抵禦經營風險，保障持續發展，同時，可以有效實現不同業務間的協同效應，向客戶提供全方位的綜合服務，在超大型、技術複雜型項目運作時更具有明顯優勢。

海外業務

2007年度，本公司在海外市場形成了較大的經營規模，海外工程承攬共76項，金額總計人民幣901.135億元，再創歷史新高。這些海外工程項目不僅數量眾多，而且規模龐大，特別在非洲，本公司具有較為明顯的競爭優勢。

2007年度，本公司負責施工的阿爾及利亞高速公路項目進展順利；負責施工的阿爾及利亞鐵路、以色列紅線輕軌和阿布賈城鐵項目又有新的突破；既有負責施工的尼日利亞財政大樓、達邁高速公路、拉各斯大橋等項目也均進展良好。

科技創新

本公司2007年度共有117項科技成果通過省部級鑒定和評審，其中52項達到國際領先水平，獲詹天佑土木工程大獎5項，國家科技進步獎2項，省部級49項，申請專利43項。

2007年度，本公司下屬昆明中鐵大型養路機械集團有限公司首台國產化三枕連續式搗固穩定車成功下線，獲國家實用型專利14項，被認定為國家級高新技術企業。

公司業務回顧(續)

工程承包(續)

公司在鐵路公路行業繼續保持領先地位，全年共完成鐵路正線鋪軌1,276公里，修建公路1,933公里。本公司承擔的京津城際鐵路已於2007年完成了線路建設，目前正處在試運行階段。

此外，公司的施工能力有質的提升，施工難度與技術含量均達到世界一流水平，特別體現在高速鐵路施工技術和面對一些地質複雜的長大隧道，以及技術複雜的橋樑建設上，例如公司施工的南京長江隧道、廣深港鐵路獅子洋隧道、墩高179.5米的這容西龍潭河大橋及武漢天興洲長江大橋等。2007年全年，公司完成的橋樑達956.411公里，隧道達1,099.628公里；完成和在建的長10公里以上的隧道有18座。

勘察設計及諮詢

本公司作為中國基礎設施建設勘察設計及諮詢行業的領航者，擁有雄厚的勘察設計諮詢實力，旗下擁有五家最高資質等級的大型工程設計研究院，是鐵路基建行業勘察設計及諮詢服務市場的龍頭企業。2007年度，本公司勘察設計及諮詢板塊分部間抵消前收入和營業利潤分別為人民幣37.091億元和人民幣2.996億元，比2006年度同比增長10.8%和271.3%。

2007年度，作為高速鐵路設計主力的本公司第一設計院、第四設計院負責所有跨江越洋隧道的設計，其中第四設計院設計了萬州長江二橋和宜昌長江大橋。通過承攬海外重大工程的設計任務，公司轉變了設計理念、提升了技術更新手段，也加深了與施工單位的融合。本公司旗下第五設計院已取得甲級資質，開始承攬部分鐵路設計任務；北京中鐵建電氣化設計院有限公司也已組建。

工業製造

本公司是中國鐵路大型養路機械產銷量最大、自主研發和製造能力最強的鐵路養路機械製造商，位居亞洲第一、世界第二。本公司工業製造板塊2007年度實現分部間抵消前收入和營業利潤分別為人民幣18.560億元和人民幣1.248億元，比2006年度同比增長36.9%和649.7%。

公司下屬昆明中鐵大型養路機械集團有限公司繼續保持鐵路市場約80%的份額，在行業內處於絕對優勢地位。中鐵軌道集團第一組250公里道岔成功達標，高速道岔生產能力已經形成，高強度扣件合作生產已完成談判，混凝土製品、接觸網支柱等生產線已建成，可望成為新的利潤增長點。

本集團為全球的特大型綜合建設集團之一，業務覆蓋面廣泛，涵蓋了工程承包、勘察設計及諮詢、工業製造、房地產開發、資本運營和物流等領域，從而成功打造了一個完整的建築業產業服務體系。同時，本集團充分利用不同業務間的設施和資源，有效實現不同業務間的協同效應，向客戶提供全方位的綜合服務，特別是在運作超大型及複雜項目時具有明顯優勢，並已取得了輝煌的業績。公司業務範圍遍及除台灣以外的全國31個省、自治區、直轄市，香港、澳門特別行政區以及世界60餘個國家和地區。

2007年度，本公司以計劃整體重組上市和構建六大創效業務板塊為主線，對外開拓市場，對內加強管理，較好地完成了年初制定的生產經營目標，經營工作呈現新的格局。

本公司在2007年度業務保持平穩高速發展。全年總營業額達人民幣1,719.974億元，比上年同期人民幣1,536.090億元增長了12.0%；權益持有人應佔利潤人民幣23.008億元，同比增長89.7%；每股盈利人民幣0.2876元。全年新簽合同額累計達人民幣2,869.990億元，同比增長35.3%；其中海外新簽合同額達人民幣901.135億元，高居中國對外工程承包企業首位。

憑藉卓越的業績表現，公司2007年再次入選「世界500強企業」，排名第384位，並在「全球225家最大承包商」和「中國企業500強」分別位列第6位和第15位。

公司業務回顧

工程承包

本公司在鐵路工程、公路工程、橋樑和隧道建設、城市軌道交通建設等領域長期位居市場前列。2007年度，本公司工程承包板塊分部間抵消前收入和營業利潤分別達到人民幣1,629.320億元和人民幣36.243億元，比2006年度同比增長11.3%和73.1%。



(三) 財務報表摘要

按國際財務報告準則編制的財務摘要

合併利潤表	2007年度 *人民幣千元*	2006年度 *人民幣千元*
收入	**171,997,410**	153,608,974
銷售成本	**(160,598,330)**	(144,012,964)
毛利	**11,399,080**	9,596,010
其他淨收入及收益	**612,945**	185,868
銷售及營銷開支	**(696,113)**	(893,106)
行政開支	**(6,736,186)**	(6,002,090)
其他開支	**(210,599)**	(448,343)
經營利潤	**4,369,127**	2,438,339
財務收入	**652,160**	546,587
融資成本	**(1,272,223)**	(909,326)
應佔以下公司／實體利潤及虧損：		
共同控制實體	**14,624**	25,535
聯營公司	**24,010**	(2,888)
稅前利潤	**3,787,698**	2,098,247
稅項	**(1,481,766)**	(596,289)
本年度利潤	**2,305,932**	1,501,958
以下人士應佔：		
本公司權益持有人	**2,300,770**	1,212,950
少數股東	**5,162**	289,008
	2,305,932	1,501,958
分派	**4,684,989**	305,142
本公司權益持有人應佔每股盈利：		
基本	**28.76仙**	15.16仙
攤薄	不適用	不適用

以下是本集團的合併資產總額及負債總額概要：

	於2007年 12月31日 *人民幣千元*	於2006年 12月31日 *人民幣千元*
資產總額	**156,877,781**	124,549,726
負債總額	**151,603,943**	120,861,957
資產淨額	**5,273,838**	3,687,769

(二) 主要業務分佈營業額(續)

工業製造業務


百萬元人民幣
2,500
2,000
1,500
1,000
500
0
年復合增長率：10.9%
1,362.5
1,388.3
1,355.2
1,856.0
2004
2005
2006
2007

其他業務


百萬元人民幣
6,000
5,000
4,000
3,000
2,000
1,000
0
年復合增長率：34.4%
2,217.2
2,872.5
3,553.9
5,376.7
2004
2005
2006
2007

(一) 概覽

- 總營業額為人民幣1,719.974億元，比上年同期人民幣1,536.090億元增長了12.0%。
- 本年度利潤為人民幣23.059億元，比上年同期人民幣15.020億元增長了53.5%。
- 本公司權益持有人應佔利潤為人民幣23.008億元，比上年同期人民幣12.130億元增長了89.7%。
- 基本每股盈利為人民幣0.2876元，比上年同期人民幣0.1516元增長了89.7%。
- 總資產為人民幣1,568.778億元，比上年同期人民幣1,245.497億元增長了26.0%。
- 權益總額為人民幣52.738億元，比上年同期人民幣36.878億元增長了43.0%。
- 新簽合同額累計達人民幣2,869.990億元，同比增長35.3%，其中海外新簽合同額達人民幣901.135億元。

(二) 主要業務分佈營業額

工程承包業務


百萬元人民幣
200,000
160,000
120,000
80,000
40,000
0
年復合增長率：26.5%
80,565.8
104,133.7
146,359.7
162,932.0
2004
2005
2006
2007

勘查設計及咨詢業務


百萬元人民幣
5,000
4,000
3,000
2,000
1,000
0
年復合增長率：16.5%
2,345.6
2,909.3
3,348.5
3,709.1
2004
2005
2006
2007

勘察設計及諮詢業務的子公司包括：

(20) 中鐵第一勘察設計院集團有限公司（「第一設計院」）

(21) 中鐵第四勘察設計院集團有限公司（「第四設計院」）

(22) 中鐵第五勘察設計院集團有限公司（「第五設計院」）

(23) 中鐵上海設計院集團有限公司

(24) 北京鐵城建設監理有限責任公司

工業製造業務的子公司包括：

(25) 昆明中鐵大型養路機械集團有限公司

(26) 中鐵軌道系統集團有限公司

房地產開發業務的子公司包括：

(27) 中鐵房地產集團有限公司

物流業務的子公司包括：

(28) 中鐵物資集團有限公司







本公司主要擁有28家全資二級子公司(含間接持股)，均為中鐵建總公司以股權出資形式投入。其中：

工程承包業務的子公司包括：

(1) 中國土木工程集團有限公司

(2) 中鐵十一局集團有限公司

(3) 中鐵十二局集團有限公司

(4) 中鐵十三局集團有限公司

(5) 中鐵十四局集團有限公司

(6) 中鐵十五局集團有限公司

(7) 中鐵十六局集團有限公司

(8) 中鐵十七局集團有限公司

(9) 中鐵十八局集團有限公司

(10) 中鐵十九局集團有限公司

(11) 中鐵二十局集團有限公司

(12) 中鐵二十一局集團有限公司

(13) 中鐵二十二局集團有限公司

(14) 中鐵二十三局集團有限公司

(15) 中鐵二十四局集團有限公司

(16) 中鐵二十五局集團有限公司

(17) 中鐵建設集團有限公司

(18) 中鐵建電氣化局集團有限公司

(19) 中國鐵道建設(香港)有限公司



公司簡介

李國瑞先生
董事長



金普慶先生
執行董事、總裁

前身是鐵道兵的中國鐵建股份有限公司(「中國鐵建」或「本公司」),由中國鐵道建築總公司(「中鐵建總公司」)獨家發起設立,於2007年11月5日在北京成立,為國務院國有資產監督管理委員會(「國資委」)管理的特大型建築企業。本公司成功發行了人民幣普通股(A股)和境外上市外資股(H股)股份,並分別於2008年3月10日和13日在上海證券交易所和香港聯合交易所有限公司(「香港聯交所」)掛牌上市。

中國鐵建及其子公司(「本集團」)是中國乃至全球最具實力、最具規模的特大型綜合建設集團之一,2006年、2007年連續入選「世界500強企業」,分別排名第485位和第384位;連續九年入選「全球225家最大承包商」,2006年排名第6位;2006年、2007年連續入選「中國企業500強」,分別排名第20位和第15位;自2004年起工程承包業務收入連續三年位居全國前列,是中國最大的工程承包商之一。

本集團業務涵蓋工程承包、勘察設計及諮詢、工業製造、房地產開發、資本運營及物流,打造了包括科研、規劃、勘察、設計、施工、監理、運營、工業製造等在內的全面完整的工程承包行業產業鏈和業內最完善的資質體系,在高原鐵路、高速鐵路、高速公路、橋樑、隧道和城市軌道交通工程設計及建設領域確立了行業領導地位。

公司中文名稱	中國鐵建股份有限公司
公司英文名稱	CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED
公司註冊登記日期	2007年11月5日
公司註冊地址及總部	中國 北京海淀區復興路40號東院
香港主要營業地點	香港 九龍尖沙咀漆咸道南39號鐵路大廈23樓
公司法定代表人	李國瑞
聯席公司秘書	李廷柱　羅振飈
公司信息諮詢部門	董事會辦公室
公司信息諮詢電話	(86)10 5188 6158
公司網址	www.crcc.cn
香港股份過戶登記處	香港中央證券登記有限公司 香港灣仔皇后大道東183號合和中心18樓
股票上市地點	香港聯合交易所有限公司 上海證券交易所
股票名稱	中國鐵建(China Rail Cons)
證券代碼	601186（上海）　1186（香港）
主要往來銀行	中國工商銀行股份有限公司 中國建設銀行股份有限公司 中國銀行股份有限公司 交通銀行股份有限公司
獨立審計師	安永會計師事務所 執業會計師 香港中環金融街8號國際金融中心二期18樓
法律顧問	有關香港法律： 貝克•麥堅時律師事務所 香港中環夏慤道10號和記大廈14樓 有關中國法律： 北京市德恒律師事務所 中國北京市金融街19號富凱大廈B座12層

中國鐵建

















2001 年報
annual report

目錄

「任何表格中所列合計與總額若有任何差異，均因四捨五入所致。」



Designed and produced by:
Wonderful Sky Financial Group
Tel: 2851 1038



中国铁建

中國鐵建股份有限公司
China Railway Construction Corporation Limited

(於中華人民共和國註冊成立的股份有限公司)

股份代號：1186

二零零七年報

The information contained herein does not constitute an offer of securities for sale in the United States. Securities may not be offered, sold or delivered within the United States unless they are registered under applicable law or are exempt from registration. No public offering of securities will be made in the United States.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

*Unless otherwise defined herein, terms used in this announcement shall have the same meanings as those defined in the prospectus dated 29 February, 2008 (the "**Prospectus**") issued by China Railway Construction Corporation Limited (the "**Company**").*



中国铁建

China Railway Construction Corporation Limited

中國鐵建股份有限公司

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1186)

PARTIAL EXERCISE OF OVER-ALLOTMENT OPTION

The Company announces that the Over-Allotment Option described in the Prospectus has been exercised in part by the Joint Global Coordinators on behalf of the International Underwriters on 31 March, 2008 in respect of an aggregate of 181,541,500 H shares, representing approximately 10.6% of the Offer Shares initially available under the Global Offering before any exercise of the Over-allotment Option solely to cover the over-allocations in the International Offering.

The 181,541,500 H shares will be issued and allotted by the Company at HK$10.70 per H share (exclusive of brokerage of 1%, SFC transaction levy of 0.004% and Hong Kong Stock Exchange trading fee of 0.005%), being the Offer Price per H share under the Global Offering.

In accordance with relevant PRC regulations regarding disposal of state-owned shares, our state-owned shareholder, namely CRCCG, is required to transfer to NSSF such number of Domestic Shares as in aggregate would be equivalent to 10% of the number of the Offer Shares (170,600,000 H Shares before any exercise of the Over-allotment Option, and an additional 18,154,500 H Shares upon the exercise in part of the Over-allotment Option). Such Domestic Shares transferred to NSSF will be converted into H shares on a one-for-one basis.

The Company announces that the Over-allotment Option described in the Prospectus has been exercised in part by the Joint Global Coordinators on behalf of the International Underwriters on 31 March, 2008 in respect of an aggregate of 181,541,500 H shares (the "**Over-allotment Shares**"), representing 10.6% of the Offer Shares initially available under the Global Offering before any exercise of the Over-Allotment Option.

The Over-allotment Shares will be issued and allotted by the Company at HK$10.70 per H share (exclusive of brokerage of 1%, SFC transaction levy of 0.004% and Hong Kong Stock Exchange trading fee of 0.005%), being the Offer Price per H share under the Global Offering. The Over-allotment Shares will be used solely to cover the over-allocations in the International Offering.

In accordance with relevant PRC regulations regarding disposal of state-owned shares, our state-owned shareholder, namely CRCCG, is required to transfer to NSSF such number of Domestic Shares as in aggregate would be equivalent to 10% of the number of the Offer Shares (170,600,000 H Shares before the exercise of the Over-allotment Option, and an additional 18,154,500 H Shares upon the exercise in part of the Over-allotment Option). Such Domestic Shares will be converted into H shares on a one-for-one basis (the "**Conversion**"). These H Shares will not be part of the Global Offering but will be considered as part of the H Shares to be held by public investors for the purpose of Rule 8.08 of the Hong Kong Listing Rules. The Company will not receive any proceeds from the transfer by our state-owned shareholder to NSSF or any subsequent disposal of such H shares by NSSF.

The transfer of such state-owned shares by CRCCG to NSSF has been approved by the SASAC on 6 December, 2007. The conversion of those shares into H Shares has been approved by the CSRC on 24 January, 2008. We have been advised that the transfer and the conversion, and the holding of H Shares by NSSF following such transfer and conversion, have been approved by the relevant PRC authorities and are legal under PRC law.

Immediately after the issuance and allotment of the Over-allotment Shares and the completion of the Conversion, the percentage of A Shares held by the public is 19.86% and the percentage of H Shares held by the public is 16.83%.

Listing of and permission to deal in the Over-allotment Shares and the H Shares to be held by the NSSF upon the completion of the Conversion (the "**Converted H Shares**") has already been granted by the Listing Committee of the Hong Kong Stock Exchange. Listing of and dealings in such Over-allotment Shares and the Converted H Shares are expected to commence on the main board of the Hong Kong Stock Exchange at 9:30 a.m. on 8 April, 2008.

The shareholding structure of the Company immediately before and immediately after the issue by the Company of the Over-allotment Shares and the completion of the Conversion is as follows:

(A) Immediately before the issue of the Over-allotment Shares and completion of the Conversion

Shareholders	Nature	Number of Shares	Approximate percentage of issued share capital[2]
			%
CRCCG	Non-tradeable Domestic Shares	25,590,000	
	A Shares	7,803,810,000	
		7,829,400,000	64.41
A Share public shareholders	A Shares	2,450,000,000	20.15
H Share public shareholders			
Corporate Investors	H Shares	327,613,500	2.70
Other H Share public shareholders[1]	H Shares	1,548,986,500	12.74
		1,876,600,000	15.44
Total		12,156,000,000	100.00

(B) Immediately after the issue of the Over-allotment Shares and completion of the Conversion

Shareholders	Nature	Number of Shares	Approximate percentage of issued share capital[2]
			%
CRCCG	A Shares	7,811,245,500	63.31
A Share public shareholders	A Shares	2,450,000,000	19.86
H Share public shareholders			
Corporate Investors	H Shares	327,613,500	2.66
Other H Share public shareholders[1]	H Shares	1,748,682,500	14.17
		2,076,296,000	16.83
Total		12,337,541,500	100.00

Notes:

(1) Such H Share public shareholders include NSSF but do not include the Corporate Investors.

(2) Subject to rounding adjustments.

The net proceeds to the Company of approximately HK$1,894 million from the issue of the Over-allotment Shares by the Company will be used by the Company for the same purposes as set out in the section headed "Future Plans and Use of Proceeds" in the Prospectus.

By order of the Board
LI Guorui
Chairman

Beijing, PRC, 1 April, 2008

As at the date of this announcement, the Board comprises: Mr. LI Guorui (Chairman and non-executive Director), Mr. DING Yuanchen (Vice chairman and executive Director), Mr. JIN Puqing (Executive Director and president), Mr. HUO Jingui (Non-executive Director), Mr. WU Xiaohua (Non-executive Director), Mr. LI Kecheng (Independent non-executive Director), Mr. ZHAO Guangjie (Independent non-executive Director), Mr. WU Taishi (Independent non-executive Director), Mr. NGAI Wai Fung (Independent non-executive Director).

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

The information contained herein does not constitute an offer of securities for sale in the United States. Securities may not be offered, sold or delivered within the United States unless they are registered under applicable law or are exempt from registration. No public offering of securities will be made in the United States.

The Company makes this announcement pursuant to Section 9(2) of the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong).

*Unless otherwise defined herein, terms used in this announcement shall have the same meanings as those defined in the prospectus dated 29 February, 2008 (the "**Prospectus**") issued by China Railway Construction Corporation Limited (the "**Company**").*


CRCC

中国铁建

China Railway Construction Corporation Limited

中國鐵建股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1186)

STABILIZING ACTIONS AND END OF STABILIZING PERIOD

The Company announces that the stabilizing period in connection with the Global Offering ended on 4 April, 2008.

The stabilizing actions that have been undertaken by Citigroup Global Markets Asia Limited, as stabilizing manager, during the stabilizing period were:

(1) over-allocations of 255,900,000 H Shares in the International Offering;

(2) market purchases of a total of 74,358,500 H Shares in the price range of HK$9.60 to HK$10.70 per H Share, representing approximately 4.4% of the Offer Shares initially offered under the Global Offering before any exercise of the Over-allotment Option, to cover over-allocations in the International Offering; and

(3) the partial exercise of the Over-allotment Option in respect of an aggregate of 181,541,500 H Shares to cover over-allocations in the International Offering.

The last purchase made in the course of the stabilizing period in the open market was on 31 March 2008 at the price of HK$10.70 per H Share. The Stabilizing Manager did not purchase any Shares from the controlling shareholder of the Company.

The Company makes this announcement pursuant to Section 9(2) of the Securities and Futures (Price Stabilizing) Rules (Cap. 571W of the Laws of Hong Kong) and announces that the stabilizing period in connection with Global Offering ended on 4 April 2008.

The stabilizing actions that have been undertaken by Citigroup Global Markets Asia Limited, as stabilizing manager (the "**Stabilizing Manager**"), during the stabilizing period were:

(1) over-allocations of 255,900,000 H Shares in the International Offering;

(2) market purchases of a total of 74,358,500 H Shares in the price range of HK$9.60 to HK$10.70 per H Share, representing approximately 4.4% of the Offer Shares initially offered under the Global Offering before any exercise of the Over-allotment Option, to cover over-allocations in the International Offering; and

(3) the partial exercise of the Over-allotment Option in respect of an aggregate of 181,541,500 H Shares to cover over-allocations in the International Offering.

The last purchase made in the course of the stabilizing period in the open market was on 31 March, 2008 at the price of HK$10.70 per H Share. The Stabilizing Manager did not purchase any Shares from the controlling shareholder of the Company.

The Over-allotment Option described in the Prospectus has been exercised in part by the Joint Global Coordinators on behalf of the International Underwriters on 31 March, 2008 in respect of an aggregate of 181,541,500 H Shares (the "**Over-allotment Shares**"), representing 10.6% of the Offer Shares initially available under the Global Offering before any exercise of the Over-allotment Option. The Over-allotment Shares were issued and allotted by the Company at HK$10.70 per H Share (exclusive of brokerage of 1%, SFC transaction levy of 0.004% and Hong Kong Stock Exchange trading fee of 0.005%), being the Offer Price per H Share under the Global Offering, to cover over-allocations in the International Offering.

Details of the partial exercise of the Over-allotment Option are set out in the Company's announcement dated 31 March 2008.

By order of the Board
China Railway Construction Corporation Limited
LI Guorui
Chairman

Beijing, PRC, 8 April, 2008

As at the date of this announcement, the Board comprises: Mr. LI Guorui (Chairman and Non-executive Director), Mr. DING Yuanchen (Vice chairman and Executive Director), Mr. JIN Puqing (Executive Director and President), Mr. HUO Jingui (Non-executive Director), Mr. WU Xiaohua (Non-executive Director), Mr. LI Kecheng (Independent non-executive Director), Mr. ZHAO Guangjie (Independent non-executive Director), Mr. WU Taishi (Independent non-executive Director), Mr. NGAI Wai Fung (Independent non-executive Director).

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

The information contained herein does not constitute an offer of securities for sale in the United States. Securities may not be offered, sold or delivered within the United States unless they are registered under applicable law or are exempt from registration. No public offering of securities will be made in the United States.

The Company makes this announcement pursuant to Section 9(2) of the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong).

*Unless otherwise defined herein, terms used in this announcement shall have the same meanings as those defined in the prospectus dated 29 February, 2008 (the "**Prospectus**") issued by China Railway Construction Corporation Limited (the "**Company**").*


CRCC

中国铁建

China Railway Construction Corporation Limited
中國鐵建股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1186)

STABILIZING ACTIONS AND END OF STABILIZING PERIOD

The Company announces that the stabilizing period in connection with the Global Offering ended on 4 April, 2008.

The stabilizing actions that have been undertaken by Citigroup Global Markets Asia Limited, as stabilizing manager, during the stabilizing period were:

(1) over-allocations of 255,900,000 H Shares in the International Offering;

(2) market purchases of a total of 74,358,500 H Shares in the price range of HK$9.60 to HK$10.70 per H Share, representing approximately 4.4% of the Offer Shares initially offered under the Global Offering before any exercise of the Over-allotment Option, to cover over-allocations in the International Offering; and

(3) the partial exercise of the Over-allotment Option in respect of an aggregate of 181,541,500 H Shares to cover over-allocations in the International Offering.

The last purchase made in the course of the stabilizing period in the open market was on 31 March 2008 at the price of HK$10.70 per H Share. The Stabilizing Manager did not purchase any Shares from the controlling shareholder of the Company.

The Company makes this announcement pursuant to Section 9(2) of the Securities and Futures (Price Stabilizing) Rules (Cap. 571W of the Laws of Hong Kong) and announces that the stabilizing period in connection with Global Offering ended on 4 April 2008.

The stabilizing actions that have been undertaken by Citigroup Global Markets Asia Limited, as stabilizing manager (the "**Stabilizing Manager**"), during the stabilizing period were:

(1) over-allocations of 255,900,000 H Shares in the International Offering;

(2) market purchases of a total of 74,358,500 H Shares in the price range of HK$9.60 to HK$10.70 per H Share, representing approximately 4.4% of the Offer Shares initially offered under the Global Offering before any exercise of the Over-allotment Option, to cover over-allocations in the International Offering; and

(3) the partial exercise of the Over-allotment Option in respect of an aggregate of 181,541,500 H Shares to cover over-allocations in the International Offering.

The last purchase made in the course of the stabilizing period in the open market was on 31 March, 2008 at the price of HK$10.70 per H Share. The Stabilizing Manager did not purchase any Shares from the controlling shareholder of the Company.

The Over-allotment Option described in the Prospectus has been exercised in part by the Joint Global Coordinators on behalf of the International Underwriters on 31 March, 2008 in respect of an aggregate of 181,541,500 H Shares (the "**Over-allotment Shares**"), representing 10.6% of the Offer Shares initially available under the Global Offering before any exercise of the Over-allotment Option. The Over-allotment Shares were issued and allotted by the Company at HK$10.70 per H Share (exclusive of brokerage of 1%, SFC transaction levy of 0.004% and Hong Kong Stock Exchange trading fee of 0.005%), being the Offer Price per H Share under the Global Offering, to cover over-allocations in the International Offering.

Details of the partial exercise of the Over-allotment Option are set out in the Company's announcement dated 31 March 2008.

By order of the Board
China Railway Construction Corporation Limited
LI Guorui
Chairman

Beijing, PRC, 8 April, 2008

As at the date of this announcement, the Board comprises: Mr. LI Guorui (Chairman and Non-executive Director), Mr. DING Yuanchen (Vice chairman and Executive Director), Mr. JIN Puqing (Executive Director and President), Mr. HUO Jingui (Non-executive Director), Mr. WU Xiaohua (Non-executive Director), Mr. LI Kecheng (Independent non-executive Director), Mr. ZHAO Guangjie (Independent non-executive Director), Mr. WU Taishi (Independent non-executive Director), Mr. NGAI Wai Fung (Independent non-executive Director).



中国铁建

中國鐵建股份有限公司

China Railway Construction Corporation Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1186)

NOTIFICATION OF BOARD MEETING

The board of directors (the "**Board**") of China Railway Construction Corporation Limited (the "**Company**") hereby announces that a meeting of the Board of the Company will be held at the Company's conference room at East, No.40 Fuxing Road, Haidian District, Beijing, the People's Republic of China on Friday, 25 April 2008 at 8:30 a.m. for the purposes of, among other matters, approving the publication of the annual results of the Company and its subsidiaries for the year ended 31 December 2007 and considering the recommendation on the payment of final dividend, if any.

By order of the Board
China Railway Construction Corporation Limited
LI Guorui
Chairman

Beijing, PRC
15 April 2008

As at the date of this announcement, the members of the Board comprise Mr. LI Guorui (Chairman and non-executive director), Mr. DING Yuanchen (Vice chairman and executive director), Mr. JIN Puqing (Executive director and president), Mr. HUO Jingui (Non-executive director), Mr. WU Xiaohua (Non-executive director), Mr. LI Kecheng (Independent non-executive director), Mr. ZHAO Guangjie (Independent non-executive director), Mr. WU Taishi (Independent non-executive director) and Mr. NGAI Wai Fung (Independent non-executive director).



中国铁建

中國鐵建股份有限公司

China Railway Construction Corporation Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1186)

NOTIFICATION OF BOARD MEETING

Reference is made to the announcement of China Railway Construction Corporation Limited (the "**Company**") dated 15 April 2008. The board of directors (the "**Board**") of the Company hereby announces that the Board will also consider and approve, among other matters, the unaudited quarterly results of the Company and its subsidiaries for the three months ended 31 March 2008 at a meeting of the Board to be held at the Company's conference room at East, No.40 Fuxing Road, Haidian District, Beijing, the People's Republic of China on Friday, 25 April 2008 at 8:30 a.m..

By order of the Board
China Railway Construction Corporation Limited
LI Guorui
Chairman

Beijing, PRC
16 April 2008

As at the date of this announcement, the members of the Board comprise Mr. LI Guorui (Chairman and non-executive director), Mr. DING Yuanchen (Vice chairman and executive director), Mr. JIN Puqing (Executive director and president), Mr. HUO Jingui (Non-executive director), Mr. WU Xiaohua (Non-executive director), Mr. LI Kecheng (Independent non-executive director), Mr. ZHAO Guangjie (Independent non-executive director), Mr. WU Taishi (Independent non-executive director) and Mr. NGAI Wai Fung (Independent non-executive director).



中国铁建

中國鐵建股份有限公司

China Railway Construction Corporation Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1186)

Announcement of 2007 Annual Results

HIGHLIGHTS

- Total revenue from operations totalled RMB171,997.4 million, representing an increase of 12.0% from RMB153,609.0 million in the corresponding period of last year.
- Profit for the year amounted to RMB2,305.9 million, representing an increase of 53.5% from RMB1,502.0 million in the corresponding period of last year.
- Profit attributable to equity holder of the Company amounted to RMB2,300.8 million, representing an increase of 89.7% from RMB1,213.0 million in the corresponding period of last year.
- Basic earnings per share was RMB0.2876, representing an increase of 89.7% from RMB0.1516 in the corresponding period of last year.
- Total assets amounted to RMB156,877.8 million, representing an increase of 26.0% from RMB124,549.7 million in the corresponding period of last year.
- Total equity amounted to RMB5,273.8 million, representing an increase of 43.0% from RMB3,687.8 million in the corresponding period of last year.
- Accumulated new contract value increased by 35.3% year on year to RMB286,999.0 million year-on-year, including overseas new contract value of RMB90,113.5 million.

CORPORATE INFORMATION

Chinese name	中國鐵建股份有限公司
English name	CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED
Registered date of the Company	5 November 2007
Registered office and head office	East, No. 40 Fuxing Road, Haidian District Beijing, China
Principal place of business in Hong Kong	23/F, Railway Plaza 39 Chatham Road South Tsim Sha Tsui, Kowloon Hong Kong
Legal representative of the Company	Li Guorui
Joint company secretaries	Li Tingzhu Law Chun Biu
Information and enquiry department	Office of the Board of Directors
Telephone	(86) 10 5188 6158
Website address	www.crcc.cn
Place of listing of shares	The Stock Exchange of Hong Kong Limited Shanghai Stock Exchange
Stock name	China Rail Cons
Stock code	601186 (Shanghai) 1186 (Hong Kong)

The Board of Directors of China Railway Construction Corporation Limited (the "Company") is pleased to announce the audited annual operating results of the Company and its subsidiaries (collectively referred to as the "Group") for the financial year ended 31 December 2007.

PRINCIPAL OPERATIONS

The activities of the Group comprise construction, survey, design and consultancy, manufacturing, real estate development, capital investment operations and logistics, which constitute an entire construction industry chain and the most complete qualification system in the industry covering research and development, planning, survey, design, construction, supervision, operation and manufacturing. It has established a leading position in plateau railways, high-speed railways, highways, bridges, tunnels and metropolitan railway engineering design and construction fields in the industry.

RESULTS

In 2007, the revenue from operations of the Group totalled RMB171,997.4 million, representing an increase of 12.0% from RMB153,609.0 million for the same period of the previous year. Profit attributable to equity holder of the Company amounted to RMB2,300.8 million, representing an increase of 89.7% from RMB1,213.0 million for the same period of the previous year. Earnings per share attributable to equity holder of the Company amounted to RMB0.2876, representing an increase of 89.7% from RMB0.1516 for the same period of the previous year.

CONSOLIDATED INCOME STATEMENT

Year ended 31 December 2007

	2007	2006
	RMB'000	*RMB'000*
REVENUE	**171,997,410**	153,608,974
Cost of sales	**(160,598,330)**	(144,012,964)
Gross profit	**11,399,080**	9,596,010
Other income and gains, net	**612,945**	185,868
Selling and distribution costs	**(696,113)**	(893,106)
Administrative expenses	**(6,736,186)**	(6,002,090)
Other expenses	**(210,599)**	(448,343)

PROFIT FROM OPERATIONS	**4,369,127**	2,438,339
Finance revenue	**652,160**	546,587
Finance costs	**(1,272,223)**	(909,326)
Share of profits and losses of:		
Jointly-controlled entities	**14,624**	25,535
Associates	**24,010**	(2,888)
PROFIT BEFORE TAX	**3,787,698**	2,098,247
Tax	**(1,481,766)**	(596,289)
PROFIT FOR THE YEAR	**2,305,932**	1,501,958
Attributable to:		
Equity holder of the Company	**2,300,770**	1,212,950
Minority interests	**5,162**	289,008
	2,305,932	1,501,958
Distributions	**4,684,989**	305,142
Earnings per share attributable to equity holder of the Company:		
Basic	**28.76 cents**	15.16 cents
Diluted	**N/A**	N/A

CONSOLIDATED BALANCE SHEET

As at 31 December 2007

	2007	2006
	RMB'000	*RMB'000*
NON-CURRENT ASSETS		
Property, plant and equipment	**15,997,957**	14,166,142
Prepaid land lease payments	**4,695,513**	1,441,246
Intangible assets	**1,132,542**	338,850
Interests in jointly-controlled entities	**71,814**	68,381
Interests in associates	**256,971**	365,735
Held-to-maturity investments	**18,358**	19,133
Available-for-sale investments	**872,418**	537,811
Deferred tax assets	**3,140,236**	3,928,131
Trade and bills receivables	**1,033,832**	1,570,812
Prepayments, deposits and other receivables	**81,750**	60,785
Total non-current assets	**27,301,391**	22,497,026

CURRENT ASSETS		
Prepaid land lease payments	**101,901**	28,823
Inventories	**8,026,889**	5,994,469
Properties under development	**3,510,042**	1,584,627
Completed properties held for sale	**352,398**	296,404
Construction contracts	**35,928,314**	28,054,058
Trade and bills receivables	**30,265,003**	22,430,313
Prepayments, deposits and other receivables	**23,543,418**	21,524,630
Held-to-maturity investments	**25,000**	305,038
Financial assets at fair value through profit or loss	**125,131**	65,227
Pledged deposits	**1,298,142**	808,265
Cash and cash equivalents	**26,190,152**	20,960,846
	129,366,390	102,052,700
Non-current asset held for sale	**210,000**	—
Total current assets	**129,576,390**	102,052,700
TOTAL ASSETS	**156,877,781**	124,549,726

CURRENT LIABILITIES		
Trade and bills payables	**44,676,793**	37,512,875
Construction contracts	**17,391,764**	14,408,867
Other payables and accruals	**53,199,850**	38,048,543
Interest-bearing bank and other borrowings	**20,766,407**	12,514,681
Provisions for supplementary pension subsidies and early retirement benefits	**1,077,140**	1,080,490
Tax payable	**1,021,936**	374,979
Provision	**7,610**	—
Total current liabilities	**138,141,500**	103,940,435
NET CURRENT LIABILITIES	**(8,565,110)**	(1,887,735)
TOTAL ASSETS LESS CURRENT LIABILITIES	**18,736,281**	20,609,291

NON-CURRENT LIABILITIES		
Trade and bills payables	**741,228**	737,824
Other payables and accruals	**382,401**	275,230
Interest-bearing bank and other borrowings	**5,196,736**	4,725,715
Provisions for supplementary pension subsidies and early retirement benefits	**6,668,470**	10,169,760
Deferred tax liabilities	**194,994**	636,080
Other long term liabilities	**100,922**	168,843
Deferred revenue	**177,692**	196,071
Provision	—	11,999
Total non-current liabilities	**13,462,443**	16,921,522
NET ASSETS	**5,273,838**	3,687,769
EQUITY ATTRIBUTABLE TO EQUITY HOLDER OF THE COMPANY		
Owner's equity	—	2,637,393
Issued share capital	**8,000,000**	—
Reserves	**(2,942,040)**	—
	5,057,960	2,637,393
MINORITY INTERESTS	**215,878**	1,050,376
TOTAL EQUITY	**5,273,838**	3,687,769

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2007

	Attributable to equity holder of the Company								
	Owner's equity	Issued share capital	Capital reserve	Available-for-sale investment revaluation reserve	Retained earnings	Exchange fluctuation reserve	Total	Minority interests	Total equity
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
As at 1 January 2006	1,774,339	—	—	—	—	—	1,774,339	828,213	2,602,552
Capital contributions	—	—	—	—	—	—	—	48,560	48,560
Distributions	(305,142)	—	—	—	—	—	(305,142)	—	(305,142)
Dividends paid to minority shareholders of subsidiaries	—	—	—	—	—	—	—	(160,159)	(160,159)
Transactions between equity holder of the Company and the minority shareholders of certain subsidiaries *(note (a))*	(44,754)	—	—	—	—	—	(44,754)	44,754	—
Profit for the year	1,212,950	—	—	—	—	—	1,212,950	289,008	1,501,958
As at 31 December 2006 and 1 January 2007	2,637,393	—	—	—	—	—	2,637,393	1,050,376	3,687,769
Capital contributions	—	—	—	—	—	—	—	86,198	86,198
Distributions	(701,455)	—	—	—	—	—	(701,455)	—	(701,455)
Other distribution	(2,252,651)	—	—	—	—	—	(2,252,651)	—	(2,252,651)
Dividends paid to minority shareholders of subsidiaries	—	—	—	—	—	—	—	(257,085)	(257,085)
Changes in fair values of available-for-sale investments	—	—	—	269,628	—	—	269,628	—	269,628
Deferred tax liabilities arising from changes in fair values of available-for-sale investments	—	—	—	(31,688)	—	—	(31,688)	—	(31,688)
Acquisition of minority interests *(note (b))*	(1,937,993)	—	—	—	—	—	(1,937,993)	(717,672)	(2,655,665)

Distributions pursuant to the Restructuring									
(i) Property, plant and equipment	(1,111,263)	—	—	—	—	—	(1,111,263)	—	(1,111,263)
(ii) Prepaid land lease payments	(229,087)	—	—	—	—	—	(229,087)	—	(229,087)
(iii) Provision for supplementary pension subsidies	2,880,020	—	—	—	—	—	2,880,020	—	2,880,020
(iv) Deferred tax assets arising from provision for supplementary pension subsidies	(846,670)	—	—	—	—	—	(846,670)	—	(846,670)
(v) Special distribution *(note (d))*	(2,423,883)	—	—	—	—	—	(2,423,883)	—	(2,423,883)
Capital contribution of prepaid land lease payments *(note (e))*	3,074,967	—	—	—	—	—	3,074,967	—	3,074,967
Capital contribution of cash	2,400,000	—	—	—	—	—	2,400,000	—	2,400,000
Deferred tax assets on revaluation surplus arising from the Restructuring	1,002,420	—	—	—	—	—	1,002,420	48,883	1,051,303
Profit for the year	2,008,655	—	—	—	292,115	—	2,300,770	5,162	2,305,932
Capitalisation upon the Restructuring *(note (c))*	(4,500,453)	8,000,000	(3,499,547)	—	—	—	—	—	—
Exchange realignment	—	—	—	—	—	27,452	27,452	16	27,468
As at 31 December 2007	—	8,000,000	(3,499,547)	237,940	292,115	27,452	5,057,960	215,878	5,273,838

Notes:

(a) According to the financial statements prepared in accordance with International Financial Reporting Standards ("IFRSs") promulgated by the International Accounting Standards Board (the "IASB"), certain subsidiaries of the Company had deficiency in net asset positions as at 1 January 2006 and as such, the equity of these subsidiaries attributable to minority interests was reduced to zero. However, according to their statutory financial statements prepared in accordance with the relevant accounting principles and financial regulations applicable to enterprises in the People's Republic of China (the "PRC" or "Mainland China", which excludes for the purpose of these financial statements, the Hong Kong Special Administrative Region of the PRC or Hong Kong, the Macau Special Administrative Region of the PRC or Macau, and Taiwan) (the "Previous PRC GAAP"), the aforesaid subsidiaries had positive net asset positions as at 1 January 2006 and based on their statutory financial statements, they had paid dividends to their respective shareholders, including minority shareholders, in early 2006. For the presentation of the financial statements, the aforesaid dividends paid to minority shareholders in early 2006 have been accounted for as transactions between the equity holder of the Company and the minority shareholders of the aforesaid subsidiaries.

(b) The minority interests in certain subsidiaries were held by employees through Employees Share Ownership Committees. During the year ended 31 December 2007, the Group entered into purchase agreements and supplementary purchase agreements with the respective Employees Share Ownership Committees to acquire the minority interests. Based on the purchase agreements and supplementary purchase agreements, it was agreed that the minority interests and the associated risks and rewards, including the profits/(losses) generated by the related subsidiaries, would be transferred to the Group with effect from 31 December 2006. The acquisition of minority interests is accounted for using the entity concept method whereby the difference between the consideration paid and the book value of the share of the net assets acquired is recorded in equity. The acquisition was completed during the year ended 31 December 2007.

(c) As further described in note 2 to the financial statements, the consolidated financial statements have been prepared as if the Company and its current corporate structure had been in existence at all dates and during the years presented. Upon the incorporation of the Company on 5 November 2007, together with certain prepaid land lease payments described in note (e) below, the historical net carrying amount of the assets and liabilities of the Core Operations (as defined in note 1 to the financial statements) transferred to the Company was converted into the Company's share capital of RMB8,000 million, equivalent to 8,000 million shares of RMB1.00 each, with all the then existing reserves eliminated and the resulting difference dealt with in the capital reserve. Different classes of reserves, including retained earnings prior to the incorporation of the Company, were not separately disclosed as all of these reserves (save for the amount of profit attributable to the equity holder of the Company for the period from 1 January 2007 to 5 November 2007) had been capitalised and incorporated in the capital reserve of the Group pursuant to a group restructuring (the "Restructuring") of China Railway Construction Corporation ("CRCCG", the ultimate holding company of the Company), a state-owned enterprise in the PRC. Pursuant to the Restructuring, the Company became the holding company of the Group. Details of the Restructuring are set out in note 1 to the financial statements.

(d) In accordance with the notice (財政部關於印發《企業公司制改建有關國有資本管理與財務處理的暫行規定》的通知) "Provisional Regulation Relating to Corporate Restructuring of Enterprises and Related Management of State-owned Capital and Financial Treatment" issued by the Ministry of Finance (the "MOF") of the PRC (the English name of the notice is a direct translation of the Chinese name), which became effective on 27 August 2002, and pursuant to the Restructuring, the Company is required to make a distribution to CRCCG after its incorporation, which represents an amount equal to the profit attributable to the equity holder of the Company, as determined based on the audited consolidated financial statements prepared in accordance with the Accounting Standards for Business Enterprises issued by the MOF in 2006 and other related regulations issued by the MOF (collectively, the "New PRC GAAP"), generated during the period from 31 December 2006 (date of the Restructuring) to 30 November 2007 by the Core Operations contributed to the Group by CRCCG, after effecting the relevant necessary adjustments (note 10).

(e) Upon incorporation of the Company on 5 November 2007, 8,000 million shares were issued to CRCCG at RMB1.00 per share, in return for the net value of the Core Operations and certain prepaid land lease payments in an aggregate amount of approximately RMB3,075 million.

(f) Subsequent to the public listing of the Company's H Shares, in accordance with the relevant PRC regulations and the Articles of Association of the Company, retained earnings available for distribution by the Company will be the lower of the amount determined in accordance with the New PRC GAAP and the amount determined in accordance with IFRSs.

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2007

	2007	2006
	RMB'000	*RMB'000*
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before tax	**3,787,698**	2,098,247
Adjustments for:		
Finance costs	**1,272,223**	909,326
Foreign exchange differences, net	**91,957**	58,491
Finance revenue	**(652,160)**	(546,587)
Share of profits and losses of jointly-controlled entities	**(14,624)**	(25,535)
Share of profits and losses of associates	**(24,010)**	2,888
Depreciation	**3,405,608**	2,364,172
Amortisation of prepaid land lease payments	**45,041**	25,857
Amortisation of intangible assets	**23,190**	16,461
Impairment of property, plant and equipment	**4,785**	91,265
Impairment of prepaid land lease payments	**—**	15,294
Impairment of intangible assets	**508**	—
Impairment of available-for-sale investments	**4,035**	951
Impairment/(reversal of impairment) of trade and bills receivables	**(24,067)**	79,016
Impairment/(reversal of impairment) of other receivables	**(20,944)**	42,614
Write-down of inventories to net realisable value	**202**	22,834
Provision for completed properties held for sale	**—**	4,716

Provision for foreseeable losses on construction contracts	**154,123**	133,162
Loss on disposal of property, plant and equipment, net	**697**	28,307
Fair value gains, net, on financial assets at fair value through profit or loss	**(99,458)**	(51,384)
Gain on disposal of available-for-sale investments	**(17,513)**	(6,127)
Gain on disposal of a subsidiary	**(315,791)**	—
Recognition of deferred revenue	**(17,379)**	(7,078)
	3,816,423	3,158,643
Increase in inventories	**(2,032,622)**	(1,451,400)
Increase in completed properties held for sale and properties under development	**(1,872,783)**	(766,280)
Decrease/(increase) in construction contracts	**(4,992,496)**	551,242
Increase in trade and bills receivables	**(7,099,287)**	(6,616,183)
Increase in prepayments, deposits and other receivables	**(3,308,747)**	(2,820,184)
Increase in trade and bills payables	**8,364,666**	7,557,207
Increase in other payables and accruals	**13,769,968**	5,243,864
Increase/(decrease) in provision	**(4,389)**	3,971
Decrease in provisions for supplementary pension subsidies and early retirement benefits	**(624,620)**	(364,470)
Decrease in other long term liabilities	**(67,921)**	(34,349)
Cash generated from operations	**9,735,890**	6,560,308
Income taxes paid	**(315,055)**	(223,359)
Net cash inflow from operating activities	**9,420,835**	6,336,949

	2007	2006
	RMB'000	*RMB'000*
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property, plant and equipment	**(8,831,969)**	(5,260,338)
Additions to prepaid land lease payments	**(590,433)**	(112,238)
Additions to intangible assets	**(767,957)**	(209,005)
Proceeds from disposal of property, plant and equipment	**1,114,529**	970,699
Proceeds from disposal of prepaid land lease payments	**69,629**	27,635
Proceeds from disposal of intangible assets	**10,719**	1,405
Capital contributions to jointly-controlled entities	**(4,000)**	(4,900)
Capital contributions to associates	**(89,781)**	(29,298)
Purchases of held-to-maturity investments	**—**	(14,214)
Purchases of available-for-sale investments	**(90,175)**	(85,272)
Purchases of financial assets at fair value through profit or loss	**(9,372)**	(20,857)
Purchases of minority interests	**(2,425,092)**	—
Proceeds from disposal of a subsidiary	**117,228**	—
Proceeds from disposal of associates	**11,536**	1,268
Proceeds from disposal of held-to-maturity investments	**157,310**	54,555
Proceeds from disposal of available-for-sale investments	**33,058**	12,400
Proceeds from disposal of financial assets at fair value through profit or loss	**48,925**	105,991
Advance proceeds from disposal of an associate	**300,000**	—
Dividends received	**171,695**	26,552
Increase in balances with the ultimate holding company, net	**(1,118,023)**	(346,285)
Increase in pledged deposits	**(489,877)**	(336,766)
Increase in non-pledged time deposits with original maturity of three months or more when acquired	**(414,450)**	(112,376)
Interest received	**613,887**	522,046

Net cash outflow from investing activities	**(12,182,613)**	(4,808,998)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions from the ultimate holding company	**2,400,000**	—
New bank and other borrowings	**27,017,301**	16,427,031
Repayment of bank and other borrowings	**(17,920,171)**	(12,206,865)
Distributions to the equity holder of the Company	**(701,455)**	(305,142)
Special distribution to the equity holder of the Company	**(1,400,000)**	—
Dividends paid to minority shareholders	**(257,085)**	(160,159)
Interest paid	**(1,507,588)**	(1,082,857)
Net cash inflow from financing activities	**7,631,002**	2,672,008
NET INCREASE IN CASH AND CASH EQUIVALENTS	**4,869,224**	4,199,959
Cash and cash equivalents at beginning of the year	**18,373,635**	14,224,588
Effect of foreign exchange rate changes, net	**(54,368)**	(50,912)
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	**23,188,491**	18,373,635

1. GROUP RESTRUCTURING AND CORPORATE INFORMATION

The Company was incorporated in the PRC on 5 November 2007 as a joint stock company with limited liability pursuant to the Restructuring of CRCCG in preparation for the listing of the Company's shares on The Stock Exchange of Hong Kong Limited ("The Hong Kong Stock Exchange") and The Shanghai Stock Exchange.

In consideration for CRCCG transferring the Core Operations (as defined below) to the Company and the injection of certain prepaid land lease payments in an aggregate amount of approximately RMB3,075.0 million upon its incorporation on 5 November 2007, the Company issued 8,000 million ordinary shares to CRCCG. The ordinary shares issued to CRCCG have a par value of RMB1.00 each and represented the entire registered and issued share capital of the Company upon its incorporation. CRCCG is the ultimate holding company of the Company.

The registered office of the Company is located at East, No. 40 Fuxing Road, Haidian District, Beijing, the PRC.

Prior to the incorporation of the Company, the construction operations, survey, design and consultancy operations, manufacturing operations and other business operations (collectively, the "Predecessor Operations") were carried out by various companies owned or controlled by CRCCG. Pursuant to the Restructuring, the Core Operations were transferred to the Company upon its incorporation.

Core Operations

In connection with the Restructuring, the principal operations and businesses of CRCCG (the "Core Operations") were transferred to the Company which includes:

(a) all of the core assets and liabilities relating to the construction operations;

(b) all of the core assets and liabilities relating to the survey, design and consultancy operations;

(c) all of the core assets and liabilities relating to the large track maintenance machinery and railway track components manufacturing;

(d) other businesses, including certain real estate development and logistics operations;

(e) contractual rights and obligations relating to the businesses, assets and liabilities transferred to the Company;

(f) employees associated with the businesses transferred to the Company;

(g) qualifications, licenses and approvals related to the businesses transferred to the Company; and

(h) business and financial records, books and data and technological data and know-how related to the businesses transferred to the Company.

Retained Operations

In connection with the Restructuring, the following assets and liabilities (the "Retained Operations") were not transferred to the Company upon its incorporation and were retained by CRCCG:

(a) certain operating assets and liabilities historically associated with the Predecessor Operations, which include certain buildings and prepaid land lease payments that do not have perfected titles and ownership certificates, and the supplementary defined benefits of retirees which were integral to the Predecessor Operations;

(b) equity interests in certain companies not strategically complementary to the Group's businesses;

(c) equity interests in certain companies engaging in Build-Operate-Transfer ("BOT") projects (the "Retained BOT Projects"); and

(d) ancillary facilities including hospitals, nurseries, and etc.

2. BASIS OF PRESENTATION OF AND PREPARATION

(a) As discussed in note 1 to the financial statements, prior to the incorporation of the Company, all the Core Operations were controlled and owned by CRCCG. Upon the incorporation of the Company on 5 November 2007, all the Core Operations were transferred to the Company. As there is no change in the ultimate controlling shareholder of the Core Operations, the Restructuring has been accounted for as a reorganisation of business under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the Core Operations transferred to the Company have been stated at CRCCG's historical carrying amounts in the preparation of the consolidated financial statements of the Group, which have been prepared as if the Company and its current corporate structure had been in existence at all dates and during the years presented.

These financial statements include the operating results and financial position of the Retained Operations that were historically associated with the Predecessor Operations (see note 2 (b) below) but exclude those that were not strategically complementary to the Group's businesses (see note 2 (c) below) and the companies engaging in the Retained BOT Projects (see note 2 (d) below). Although the Retained Operations were not transferred to the Company, those associated with the Predecessor Operations have been included in these financial statements according to the details set out in the agreement for the Restructuring entered into by the Company with CRCCG (the "Restructuring Agreement") because the directors of the Company (the "Directors") considered that the historical financial information of the Group should reflect all of the Group's costs of doing businesses, and include all relevant activities that have been part of the history of the Group's businesses and operations.

In evaluating whether these financial statements prior to the Restructuring fairly present the history of the Group's businesses, the Directors considered, among others, the following:

(i) whether the Retained Operations were in dissimilar businesses;

(ii) whether the Retained Operations were and would be operated autonomously both before and after the Restructuring; and

(iii) whether the Retained Operations had no more than incidental common facilities and costs.

As the Company was only incorporated on 5 November 2007, there are no comparative figures in the Company's balance sheet as at 31 December 2006.

(b) Certain operating assets and liabilities historically associated with the Predecessor Operations include certain buildings and prepaid land lease payments that do not have perfected titles and ownership certificates, and the supplementary defined benefits of retirees together with the related deferred tax assets which were integral to the Predecessor Operations before the Restructuring. The tables below reflect the impact on the consolidated financial position and consolidated results of operations of these operating assets and liabilities that have been included in the consolidated financial statements:

(i) Impact on consolidated financial position

	Group	
	2007	2006
	RMB'000	*RMB'000*
Buildings	—	1,147,610
Prepaid land lease payments	—	232,787
Provision for supplementary pension subsidies	—	(2,880,020)
Deferred tax assets arising from provision for supplementary pension subsidies	—	846,670
Decrease in net assets	—	(652,953)

(ii) Impact on consolidated results of operations

	Group	
	2007	2006
	RMB'000	*RMB'000*
Depreciation of buildings	**36,347**	48,462
Amortisation of prepaid land lease payments	**3,700**	4,934
Employee compensation costs	—	101,520
Deferred tax arising from provision for supplementary pension subsidies	—	28,298
Decrease in net profit for the year	**40,047**	183,214

Pursuant to the Restructuring, these operating assets and liabilities historically associated with the Predecessor Operations as mentioned above were retained by CRCCG by way of distributions to CRCCG. Accordingly, these operating assets and liabilities were not injected into the Company upon its incorporation on 5 November 2007.

(c) The financial information of equity interests in certain companies not strategically complementary to the Group's businesses and those of the ancillary facilities, including hospitals and nurseries, has not been included in these financial statements as they had distinct and separate management personnel, maintained separate accounting records as if they were autonomous and they were in dissimilar businesses and operations as compared with the Core Operations.

(d) The financial information of equity interests in certain companies engaging in the Retained BOT Projects has not been included in these financial statements as the Retained BOT Projects were considered to be inappropriate to be included in the Group by the Directors for reasons of the transfer of CRCCG's equity interests therein requiring approval of the contracted government authorities and subjecting to the pre-emptive rights of the joint venture partners to the respective concession agreements.

(e) These financial statements have been prepared in accordance with IFRSs, which comprise standards and interpretations approved by the IASB, and International Accounting Standards ("IASs") and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee and have been prepared under the historical cost convention, except for certain financial assets, which have been measured at fair value. In addition, these financial statements are presented in Renminbi ("RMB") and all values are rounded to the nearest thousand, except when otherwise indicated.

(f) The Group's net current liabilities amounted to RMB8,565.0 million (2006: RMB1,888.0 million) as at 31 December 2007. The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflows from operations to meet its debt obligations as they fall due, and its ability to obtain external financing to meet its committed future capital expenditure. The Directors have carried out a detailed review of the cash flow forecast of the Group for the period from 1 January 2008 to 31 March 2009. Based on the current available information, the Directors are of the opinion that the Group is able to meet its debt obligations as they fall due and to meet its financial requirements as a going concern.

3.1 IMPACT OF ISSUED BUT NOT YET EFFECTIVE IFRSs

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective in these financial statements:

IFRS 2	Share-based Payments — Vesting Conditions and Cancellations
IFRS 3 (Revised)	Business Combinations
IAS 1 (Revised)	Presentation of Financial Statements
IAS 23 (Revised)	Borrowing Costs
IAS 27 (Revised)	Consolidated and Separate Financial Statements
IAS 32 and IAS 1 (Amendments)	Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements — Puttable Financial Instruments and Obligations Arising on Liquidation
IFRS 8	Operating Segments
IFRIC 11	IFRS 2 — Group and Treasury Share Transactions
IFRIC 13	Customer Loyalty Programmes
IFRIC 14	IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

Amendment to IFRS 2 shall be applied for annual periods beginning on or after 1 January 2009. The standard restricts the definition of "vesting condition" to a condition that includes an explicit or implicit requirement to provide services. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted. In the case that the award does not vest as the result of a failure to meet a non-vesting condition that is within the control of either the entity or the counterparty, this must be accounted for as a cancellation. The Group has not entered into share-based payment schemes with non-vesting conditions attached and, therefore, does not expect the amendment to impact the financial statements of the Group.

IFRS 3 (Revised) and IAS 27 (Revised) shall be applied for annual periods beginning on or after 1 July 2009. The revised standard introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognised, the reported results in the period that an acquisition occurs, and future reported results. IAS 27 (Revised) requires that a change in the ownership interest of a subsidiary is accounted for as an equity transaction. Therefore, such a change will have no impact on goodwill, nor will it give rise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by a subsidiary as well as the loss of control of a subsidiary. The changes introduced by IFRS 3 (Revised) and IAS 27 (Revised) must be applied prospectively and will affect future acquisitions and transactions with minority interests.

IAS 1 (Revised) shall be applied for annual periods beginning on or after 1 January 2009. The revised standard separates owner and non-owner changes in equity. The statement of changes in equity will include only details of transactions with owners, with all non-owner changes in equity presented as a single line. In addition, the revised standard introduces the statement of income which presents all items of income and expense recognised in profit or loss, together with all other items of recognised income and expense, either in one single statement, or in two linked statements. The Group is still evaluating whether it will have one or two statements.

IAS 23 (Revised) shall be applied for annual periods beginning on or after 1 January 2009. The standard has been revised to require capitalisation of borrowing costs when such costs relate to the acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. As the Group has capitalised borrowing costs attributable to qualifying assets, the adoption of IAS 23 (Revised) is not expected to have any impact on the Group's consolidated financial statements.

Amendments to IAS 32 and IAS 1 shall be applied for annual periods beginning on or after 1 January 2009. The amendment to IAS 32 requires certain puttable financial instruments and obligations arising on liquidation to be classified as equity if certain criteria are met. The amendment to IAS 1 requires disclosure of certain information relating to puttable instruments classified as equity. The Group does not expect these amendments to impact the financial statements of the Group.

IFRS 8 shall be applied for annual periods beginning on or after 1 January 2009. The standard requires the disclosure of information about the Group's operating segments and replaces the requirement to determine primary (business) and secondary (geographical) reporting segments of the Group.

IFRIC 11 shall be applied for annual periods beginning on or after 1 March 2007. This interpretation requires arrangements whereby an employee is granted rights to an entity's equity instruments to be accounted for as an equity-settled scheme, even if the entity buys the instruments from another party, or the shareholders provide the equity instruments needed.

IFRIC 13 shall be applied for annual periods beginning on or after 1 July 2008. This interpretation requires customer loyalty award credits to be accounted for as a separate component of the sales transaction in which they are granted and therefore part of the fair value of the consideration received is allocated to the award credits and deferred over the period that the award credits are fulfilled. The Group expects that this interpretation will have no impact on the Group's financial statements as no such schemes currently exist.

IFRIC 14 shall be applied for annual periods beginning on or after 1 January 2008. This interpretation provides guidance on how to assess the limit on the amount of surplus in a defined benefit scheme that can be recognised as an asset under IAS 19 *Employee Benefits*. The Group expects that this interpretation will have no impact on the Group's financial statements as all defined benefit schemes are currently in deficit.

The Group is in the process of making an assessment of the impact of these new and revised IFRSs upon initial application. Up to the date of these financial statements, it has concluded that these new and revised IFRSs are unlikely to have a significant impact on the Group's results of operations and financial position.

4. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately according to the nature of their operations, and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers different services and products which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

(i) the construction operations segment engages in the construction of infrastructures such as railways, highways, bridges, tunnels, metropolitan railways, airports and ports, water conservancy and hydropower facilities, real estate and municipal projects;

(ii) the survey, design and consultancy operations segment engages in the provision of survey, design and consultancy services, as well as technology and equipment research and development services, for the construction of railways, highways, metropolitan railways, bridges, tunnels, municipal and power projects, high-rise buildings, airports and ports;

(iii) the manufacturing operations segment engages in the design, research and development, production and sale of large track maintenance machinery as well as the manufacturing of components for railway construction; and

(iv) the other business operations segment mainly comprises real estate development and logistics businesses.

The profit before tax of a segment represents revenue less expenses directly attributable to a segment and the relevant portion of enterprise revenue less expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other segments of the Group.

Segment assets and liabilities mainly comprise operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

(a) Business segments

The following tables present revenue, profit and certain asset, liability and expenditure information for the Group's business segments for the years ended 31 December 2007 and 2006:

Year ended 31 December 2007

	Construction operations *RMB'000*	Survey, design and consultancy operations *RMB'000*	Manufacturing operations *RMB'000*	Other business operations *RMB'000*	Eliminations *RMB'000*	Consolidated *RMB'000*
Segment revenue						
Sales to external customers	162,635,137	3,496,833	1,380,832	4,484,608	—	171,997,410
Intersegment sales	296,904	212,221	475,119	892,095	(1,876,339)	—
Total	162,932,041	3,709,054	1,855,951	5,376,703	(1,876,339)	171,997,410
Segment results	3,624,330	299,586	124,773	320,438	—	4,369,127
Finance revenue	467,429	110,678	3,067	70,986	—	652,160
Finance costs	(1,189,742)	(19,887)	(22,425)	(40,169)	—	(1,272,223)
Share of profits and losses of:						
Jointly-controlled entities	14,624	—	—	—	—	14,624
Associates	23,354	656	—	—	—	24,010
Profit before tax						3,787,698
Tax						(1,481,766)
Profit for the year						2,305,932

	Construction operations *RMB'000*	Survey, design and consultancy operations *RMB'000*	Manufacturing operations *RMB'000*	Other business operations *RMB'000*	Eliminations *RMB'000*	Consolidated *RMB'000*
Assets and liabilities						
Segment assets	140,140,366	5,075,559	3,111,765	8,781,551	(3,910,481)	153,198,760
Interests in jointly-controlled entities	71,814	—	—	—	—	71,814
Interests in associates	252,126	4,845	—	—	—	256,971
Non-current asset held for sale	210,000	—	—	—	—	210,000
Unallocated assets						3,140,236
Total assets						156,877,781
Segment liabilities	140,064,942	4,382,448	2,325,131	7,524,973	(3,910,481)	150,387,013
Unallocated liabilities						1,216,930
Total liabilities						151,603,943
Other segment information						
Depreciation and amortisation	3,244,212	130,242	85,092	14,293	—	3,473,839
Capital expenditure	10,842,997	525,017	844,576	184,409	—	12,396,999
Write-down of inventories to net realisable value	202	—	—	—	—	202
Provision for foreseeable losses on construction contracts	154,123	—	—	—	—	154,123
Impairment losses recognised/(reversed) in the consolidated income statement	(58,103)	1,101	(1,273)	22,592	—	(35,683)

	Construction operations RMB'000	Survey, design and consultancy operations RMB'000	Manufacturing operations RMB'000	Other business operations RMB'000	Eliminations RMB'000	Consolidated RMB'000
Segment revenue						
Sales to external customers	146,266,180	3,310,938	1,321,748	2,710,108	—	153,608,974
Intersegment sales	93,471	37,584	33,487	843,770	(1,008,312)	—
Total	146,359,651	3,348,522	1,355,235	3,553,878	(1,008,312)	153,608,974
Segment results	2,093,430	80,690	16,642	247,577	—	2,438,339
Finance revenue	489,982	48,996	1,701	5,908	—	546,587
Finance costs	(877,631)	(3,882)	(10,521)	(17,292)	—	(909,326)
Share of profits and losses of:						
Jointly-controlled entities	25,535	—	—	—	—	25,535
Associates	(3,172)	284	—	—	—	(2,888)
Profit before tax						2,098,247
Tax						(596,289)
Profit for the year						1,501,958

	Construction operations RMB'000	Survey, design and consultancy operations RMB'000	Manufacturing operations RMB'000	Other business operations RMB'000	Eliminations RMB'000	Consolidated RMB'000
Assets and liabilities						
Segment assets	111,349,488	4,648,315	1,607,408	3,422,391	(840,123)	120,187,479
Interests in jointly-controlled entities	68,381	—	—	—	—	68,381
Interests in associates	360,999	4,736	—	—	—	365,735
Unallocated assets						3,928,131
Total assets						124,549,726
Segment liabilities	111,265,105	4,865,853	1,347,416	3,212,647	(840,123)	119,850,898
Unallocated liabilities						1,011,059
Total liabilities						120,861,957
Other segment information						
Depreciation and amortisation	2,255,513	70,128	16,245	64,604	—	2,406,490
Capital expenditure	6,157,022	210,907	21,142	187,222	—	6,576,293
Write-down of inventories to net realisable value	18,494	—	—	4,340	—	22,834
Provision for foreseeable losses on construction contracts	133,162	—	—	—	—	133,162
Provision for completed properties held for sale	—	—	—	4,716	—	4,716
Impairment losses recognised in the consolidated income statement	212,151	10,489	4,099	2,401	—	229,140

(b) Geographical segments

The following tables present revenue and certain asset and expenditure information for the Group's geographical segments for the years ended 31 December 2007 and 2006:

Year ended 31 December 2007

	Mainland China	Outside Mainland China	Eliminations	Consolidated
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Segment revenue				
Sales to external customers	165,638,236	6,359,174	—	171,997,410
Other segment information				
Segment assets	141,078,835	12,658,710	—	153,737,545
Unallocated assets				3,140,236
Total assets				156,877,781
Capital expenditure	11,685,632	711,367	—	12,396,999

Year ended 31 December 2006

	Mainland China	Outside Mainland China	Eliminations	Consolidated
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Segment revenue				
Sales to external customers	150,092,402	3,516,572	—	153,608,974
Other segment information				
Segment assets	115,623,195	4,998,400	—	120,621,595
Unallocated assets				3,928,131
Total assets				124,549,726
Capital expenditure	6,221,278	355,015	—	6,576,293

5. REVENUE AND OTHER INCOME AND GAINS, NET

Revenue, which is also the Group's turnover, represents: (1) an appropriate proportion of contract revenue of construction contracts, net of business tax and government surcharges; (2) the invoiced value of goods sold, net of value-added tax and government surcharges, and after allowances for goods returns and trade discounts; and (3) the value of other services rendered.

An analysis of the Group's revenue and other income and gains, net, is as follows:

	Group	
	2007	2006
	RMB'000	*RMB'000*
Revenue:		
Construction contracts	**162,635,137**	146,266,180
Provision of survey, design and consultancy services	**3,496,833**	3,310,938
Manufacture, sale, repair and maintenance of large track maintenance machinery	**1,380,832**	1,321,748
Others *(note (a))*	**4,484,608**	2,710,108
	171,997,410	153,608,974
Other income and gains, net:		
Government grants:		
— Recognition of deferred revenue	**17,379**	7,078
— Others *(note (b))*	**27,901**	5,550
Gain on disposal of a subsidiary	**315,791**	—
Fair value gains, net, on financial assets at fair value through profit or loss	**99,458**	51,384
Gain on disposal of available-for-sale investments	**17,513**	6,127
Others *(note (c))*	**134,903**	115,729
	612,945	185,868

Notes:

(a) Other revenue mainly represents revenue from the sale of properties and provision of logistics services.

(b) Other government grants mainly represent value-added tax refunds which, in the opinion of the Directors, are available to other eligible entities that are able to fulfill certain requirements.

(c) Others mainly represent gains on stocktaking, penalty income and other miscellaneous gains.

6. PROFIT FROM OPERATIONS

The Group's profit from operations is arrived at after charging/(crediting):

	Group	
	2007	2006
	RMB'000	*RMB'000*
Cost of services rendered	**155,685,619**	140,715,514
Cost of goods sold	**4,912,711**	3,297,450
Total cost of sales	**160,598,330**	144,012,964
Depreciation of property, plant and equipment *(note (a))*	**3,405,608**	2,364,172
Amortisation of prepaid land lease payments	**45,041**	25,857
Amortisation of intangible assets	**23,190**	16,461
Total depreciation and amortisation	**3,473,839**	2,406,490
Impairment of property, plant and equipment	**4,785**	91,265
Impairment of prepaid land lease payments	**—**	15,294
Impairment of intangible assets	**508**	—
Impairment of available-for-sale investments	**4,035**	951
Impairment/(reversal of impairment) of trade and bills receivables	**(24,067)**	79,016
Impairment/(reversal of impairment) of other receivables	**(20,944)**	42,614
Total impairment/(reversal of impairment), net	**(35,683)**	229,140

Employee compensation costs (including Directors' and Supervisors' remuneration	**11,056,661**	9,672,939
Research and development expenditure	**284,862**	148,331
Write-down of inventories to net realisable value	**202**	22,834
Provision for completed properties held for sale	**—**	4,716
Provision for foreseeable losses on construction contracts	**154,123**	133,162
Auditors' remuneration	**31,536**	3,067
Minimum lease payments under operating leases	**30,315**	21,351
Fair value gains, net, on financial assets at fair value through profit or loss	**(99,458)**	(51,384)
Gain on disposal of available-for-sale investments	**(17,513)**	(6,127)
Loss on disposal of property, plant and equipment, net	**697**	28,307
Foreign exchange differences, net	**91,957**	58,491

Note:

(a) Depreciation of approximately RMB2,896,142,000 (2006: RMB1,854,436,000) is included in the cost of sales on the face of the consolidated income statement for the year.

7. FINANCE REVENUE AND FINANCE COSTS

The Group's finance revenue totaling RMB652,160,000 (2006: RMB546,587,000) for the year mainly represented bank interest income.

The Group's finance costs are as follows:

	Group	
	2007	2006
	RMB'000	*RMB'000*
Interest on bank loans and other loans wholly repayable within five years	**1,281,968**	1,030,558
Interest on bank loans repayable beyond five years	**143,748**	32,501
Interest on finance leases	**6,047**	657
Interest on discounted bills	**20,779**	551
Interest on corporate bonds	**64,762**	—
Total interest	**1,517,304**	1,064,267
Less: Interest capitalised in:		
— Construction in progress	**(23,317)**	(11,420)
— Construction contracts	**(42,986)**	(134,675)
— Properties under development	**(108,626)**	(3,234)
— Intangible assets	**(70,152)**	(5,612)
	1,272,223	909,326

Borrowing costs capitalised for the year are calculated by applying the following capitalisation rates per annum to expenditure on qualifying assets:

	2007	2006
Capitalisation rates	**4.9% - 8.9%**	3.6% - 8.1%

8. TAX

Under the relevant PRC Corporate Income Tax Law and the respective regulations, except for certain preferential treatment available to the Company's subsidiaries, jointly-controlled entities and associates, which were exempted or taxed at preferential rates ranging from 15% to 16.5% primarily due to their status as entities engaging in technology development or their involvement in projects that were supported by the government, such as the Qinghai-Tibet Railway, and development projects in the western part of China, the entities within the Group are subject to corporate income tax at a rate of 33% (2006: 33%) during the year.

During the 5th Session of the 10th National People's Congress, which was concluded on 16 March 2007, the PRC Corporate Income Tax Law (the "New Corporate Income Tax Law") was approved and became effective on 1 January 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested enterprises and foreign-invested enterprises, which results in a reduction of income tax rate from 33% to 25%. The effect of this change has been reflected in the calculation of deferred income tax as at 31 December 2007.

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits arising in Hong Kong during the year.

Taxes on profits assessable elsewhere, including Macau and Nigeria, have been calculated at the rates of tax prevailing in the territories/countries in which the relevant companies within the Group operate, based on existing legislation, interpretations and practices in respect thereof.

	Group	
	2007	2006
	RMB'000	*RMB'000*
Current income tax		
— Mainland China	**923,270**	286,022
— Hong Kong	**2,027**	746
— Others	**36,715**	18,102
Deferred income tax	**519,754**	291,419
Income tax charge for the year	**1,481,766**	596,289

A reconciliation of the income tax expense applicable to profit before tax using the statutory income tax rate in Mainland China to the income tax expense at the Group's effective income tax rate for the year is as follows:

	Group	
	2007	2006
	RMB'000	*RMB'000*
Profit before tax	**3,787,698**	2,098,247
At statutory income tax rate of 33%	**1,249,940**	692,422
Lower income tax rates for specific provinces or locations	**(224,038)**	(58,334)
Tax effect of share of profits and losses of jointly-controlled entities and associates	**739**	(8,497)
Income not subject to tax	**(121,164)**	(234,909)
Expenses not deductible for tax purposes	**54,501**	137,372
Tax losses utilised	**(16,778)**	(10,863)
Income tax benefits on locally purchased machinery	**(94,345)**	(13,455)
Tax losses not recognised	**78,324**	92,553
Adjustments in respect of current income tax of previous years	**(45,602)**	—
Effect on opening deferred income tax due to a decrease in income tax rate	**600,189**	—
Income tax charge for the year	**1,481,766**	596,289

The share of tax attributable to jointly-controlled entities amounting to RMB531,000 (2006: RMB6,597,000) is included in the "Share of profits and losses of jointly-controlled entities" on the face of the consolidated income statement for the year.

The share of tax attributable to associates amounting to RMB464,000 (2006: RMB593,000) is included in the "Share of profits and losses of associates" on the face of the consolidated income statement for the year.

9. PROFIT ATTRIBUTABLE TO EQUITY HOLDER OF THE COMPANY

The consolidated profit attributable to equity holder of the Company for the year ended 31 December 2007 includes a loss of RMB61,990,000 which has been dealt with in the financial statements of the Company.

10. DISTRIBUTIONS

The distributions for the year are set out below:

	Group	
	2007	2006
	RMB'000	*RMB'000*
Distributions relating to the Retained BOT Projects *(note (a))*	**701,455**	305,142
Distributions pursuant to the Restructuring:		
(i) Property, plant and equipment *(note (b))*	**1,111,263**	—
(ii) Prepaid land lease payments *(note (b))*	**229,087**	—
(iii) Provision for supplementary pension subsidies *(note (b))*	**(2,880,020)**	—
(iv) Deferred tax assets arising from provision for supplementary pension subsidies *(note (b))*	**846,670**	—
(v) Special distribution *(note (c))*	**2,423,883**	—
Other distribution *(note (d))*	**2,252,651**	—
	4,684,989	305,142

Notes:

(a) The distributions mainly represents payments made by the Group on behalf of certain companies engaging in the Retained BOT Projects which had been carved-out and treated as deemed distributions pursuant to the Restructuring as set out in note 1 to the financial statements.

(b) Certain operating assets and liabilities historically associated with the Predecessor Operations include certain buildings and prepaid land lease payments that do not have perfected titles and ownership certificates, and the supplementary defined benefits of retirees together with the related deferred tax assets which were integral to the Predecessor Operations before the Restructuring. These operating assets and liabilities historically associated with the Predecessor Operations were retained by CRCCG by way of distributions to CRCCG and were not injected into the Company upon its incorporation on 5 November 2007.

(c) In accordance with the notice (財政部關於印發《企業公司制改建有關國有資本管理與財務處理的暫行規定》的通知) "Provisional Regulation Relating to Corporate Restructuring of Enterprises and Related Management of State-owned Capital and Financial Treatment" issued by the MOF (the English name of the notice is a direct translation of the Chinese name), which became effective on 27 August 2002, and pursuant to the Restructuring, the Company is required to make a distribution to CRCCG after its incorporation, which represents an amount equal to the profit attributable to the equity holder of the Company, as determined based on the audited consolidated financial statements prepared in accordance with the New PRC GAAP, generated during the period from 31 December 2006 (date of the Restructuring) to 30 November 2007 by the Core Operations contributed to the Group by CRCCG, after effecting the relevant necessary adjustments.

(d) The other distribution represents an amount due from the ultimate holding company included in prepayments, deposits and other receivables which had been carved-out and treated as a deemed distribution during the year (2006: Nil).

The rates of distribution and the number of shares ranking for distribution are not presented as such information is not meaningful for the purpose of these financial statements.

Following the Restructuring, the payment of future dividends will be determined by the Company's Board of Directors. The payment of the dividends will depend upon, inter alia, the future earnings, capital requirements and financial conditions and general business conditions of the Company. As the controlling shareholder, CRCCG will be able to influence the Company's dividend policy.

Cash dividends to shareholders in Hong Kong will be paid in Hong Kong dollars.

Following the incorporation of the Company, under the Company Law of the PRC and the Company's Articles of Association, net profit after tax as reported in the statutory financial statements prepared in accordance with the New PRC GAAP can only be distributed as dividends after allowances have been made for the following:

(i) Making up prior years' cumulative losses, if any.

(ii) Allocation to the statutory common reserve fund of at least 10% of net profit after tax, until the fund aggregates 50% of the Company's registered share capital. For the purpose of calculating the transfer to reserve, the profit after tax shall be the amount determined under the New PRC GAAP. The transfer to this reserve must be made before any distribution of dividends to the shareholders.

The statutory common reserve fund can be used to offset previous years' losses, if any, and part of the statutory common reserve fund can be capitalised as the Company's share capital provided that the amount of the reserve remaining after the capitalisation shall not be less than 25% of the registered share capital of the Company.

(iii) Allocation to the discretionary common reserve if approved by the shareholders.

The above reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends.

After the listing of the Company's H Shares, in accordance with the Articles of Association of the Company, the net profit after tax of the Company for the purpose of dividends payment will be the lesser of (i) the net profit determined in accordance with the New PRC GAAP; and (ii) the net profit determined in accordance with IFRSs.

Prior to the incorporation of the Company on 5 November 2007, no profit appropriations to the aforesaid reserve funds were required.

11. EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDER OF THE COMPANY

The calculation of basic earnings per share amount for the year is based on the profit attributable to equity holder of the Company amounting to RMB2,300,770,000 (2006: RMB1,212,950,000) and the number of ordinary shares in issue on the assumption that the 8,000 million ordinary shares in issue upon the incorporation of the Company on 5 November 2007 had been in issue throughout the years ended 31 December 2007 and 2006.

No diluted earnings per share amount has been presented as the Company did not have any dilutive potential ordinary shares during the year (2006: Nil).

12. ANALYSIS OF THE DIFFERENCE BETWEEN THE FINANCIAL INFOMRATION PREPARED UNDER IFRSs AND CHINA ACCOUNTING STANDARDS

Item	**Net profit for the year ended 31 December**		**Net assets at 31 December**	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Prepared in accordance with China Accounting Standards	**3,148,566**	1,497,590	**5,273,838**	2,845,135
Adjusted in accordance with IFRSs:				
Welfare payable	**(1,189,090)**	4,862	—	1,189,090
Deferred income tax on the above welfare payable	**346,456**	(494)	—	(346,456)
Prepared in accordance with IFRSs	**2,305,932**	1,501,958	**5,273,838**	3,687,769

DIVIDENDS

Pursuant to the relevant PRC regulations and the Restructuring Agreement between CRCCG and the Company, the Company shall distribute to CRCCG the net profit attributable to the equity holder of the Company for the period from 1 January 2007 to 5 November 2007 (the incorporation date of the Company) ("Pre-establishement Distribution"). In addition, pursuant to the resolution of a general meeting dated 30 November 2007, the sole shareholder of the Company, CRCCG, resolved to make a special distribution to itself, as the sole shareholder of the Company, in an amount equal to the net profit of the Company for the period from 6 November 2007, the date immediately after the date on which the Company is incorporated, to 30 November 2007 ("Special Dividend"). The total net profit of the Company for calculation of the Pre-establishment Distribution and the Special Dividend is determined based on the audited accounts prepared in accordance with PRC GAAP for the eleven months ended 30 November 2007, after giving effect to relevant necessary adjustments. The aggregate amount of the Pre-establishment Distribution and the Special Dividend is RMB2,423.9 million and has been paid to CRCCG prior to the completion of the Company's A Share Listing. The Company has paid the Pre-establishment Distribution and the Special Dividend out of our internal financial resources.

Pursuant to the undertakings in the Company's prospectus, all the existing shareholders of the Company after issue of A and H shares are entitled to the profit for the period from 1 December 2007 to 31 December 2007. Given there was only one month for such profit distribution and that the A shares and H shares of the Company were issued in March 2008, the Company recommends no profit distribution separately for the month from 1 December 2007 to 31 December 2007 in the year. The profit for the month will be shared among all shareholders of the Company and distributed together with profit for the financial year 2008 according to the Company's relevant dividend policies and relevant regulations.

BUSINESS OVERVIEW

As one of the ultra-large integrated construction groups in the world, the Group is extensively engaged in business fields including construction operations, survey, design and consultancy operations, manufacturing operations, real estate development, capital investment operations and logistics operations, building up an entire service system of construction industry. Meanwhile, the Group taps on the synergy among different businesses to provide all-round comprehensive service for customers by capitalising on facilities and resource among different businesses. This gives us significant advantages especially in undertaking super-large and complicated projects, where outstanding achievements have been made. The Company's business scope covers all over 31 provinces, autonomous regions and municipalities in China (excluding Taiwan), Hong Kong and Macau Special Administrative Regions as well as over 60 countries and regions across the world.

In 2007, the Company expanded external markets and strengthened internal management and hence achieved the production and operation targets made at the beginning of the year with a new pattern in operation work by focusing on an integrated restructuring plan for listing and establishment of six profitable business segments.

The Company's business for 2007 kept on stable and rapid growth. The revenue from operations totaled RMB171,997.4 million for the year, representing an increase of 12.0% from RMB153,609.0 million for the same period of last year; profit attributable to equity holder of the Company amounted to RMB2,300.8 million, representing an increase of 89.7% over last year; earnings per share were RMB0.2876. Total new contract value increased by 35.3% to RMB286,999.0 million year-on-year, including overseas new contract value of RMB90,113.5 million which ranked first among overseas Chinese contractors.

Thanks to such outstanding business performance, the Company was again listed among the Fortune Global 500 companies in 2007, ranking No.384, and ranked No.6 and No.15 respectively among the Top 225 Global Contractors and the Top 500 Chinese Enterprises.

BUSINESS REVIEW

Construction operations

The Company has a proven track record of ranking in the top quartile in markets including railway, highway, bridge, tunnel, metropolitan railway constructions. The Company's revenue and operating profit from construction operations before inter-segment elimination recorded RMB162,932.0 million and RMB3,624.3 million for 2007, representing a year-on-year increase of 11.3% and 73.1% respectively as compared to 2006.

The Company maintained the leading position in the railway and highway industries, completed railway track lines of 1,276 kilometres, and constructed highways of 1,933 kilometres during the year. The Beijing-Tianjin Intercity Railway undertaken by the Company and completed in 2007 is currently in trial running.

Besides, the Company's construction capability has been improved substantially, and both the levels of construction difficulty and technique have reached the globally first-rate level. This is especially demonstrated by the high-speed railways and long and large tunnels with complicated geological conditions, and bridge construction requiring sophisticated technology such as Nanjing Changjiang River Tunnel, Shiziyang Tunnel of Guangzhou-Shenzhen-Hong Kong Railway, Shanghai-Chengdu Xilongtuan River Bridge with a pier height of 179.5m and Wuhan Tianxingzhou Changjiang River Bridge. The Company completed bridges of 956.411 kilometres and tunnels of 1,099.628 kilometres in 2007. There are 18 tunnels completed or under construction by the Company with length of over 10 kilometres.

Survey, design and consultancy operations

The Company is a leading and highly proficient provider of survey, design and consultancy services in the domestic infrastructure construction industry. The Company owns five first-tier large construction design and research institutes in China, all being leading players in the survey, design and consultancy services market for railway infrastructure construction. The Company's revenue and operating profit from the of survey, design and consultancy segment before inter-segment elimination recorded RMB3,709.1 million and RMB299.6 million for 2007, representing a year-on-year increase of 10.8% and 271.3% as compared to 2006 respectively.

In 2007, the Company's First Design Institute and Fourth Design Institute, being the main forces for high-speed railway design, were responsible for designing all the cross-river and cross-sea tunnels, where the Fourth Design Institute designed the 2nd Wanzhou Changjiang River Bridge and Yichang Changjiang River Bridge. The Company changed the design concept, upgraded technical expertise and deepened the cooperation with constructors by undertaking major overseas projects. The Company's Fifth Design Institute obtained Class A qualification and has commenced to undertake certain railway design tasks. The Beijing China Railway Construction Electrification Design and Research Institute Co., Ltd. has also been established.

Manufacturing operations

The Company is currently the largest large-scale track maintenance machinery manufacturer in Asia and the second largest in the world, ranking the top in terms of output and sales in China with the largest capacities for the research, development and manufacturing of large track maintenance machinery. The manufacturing operations segment recorded revenue and profit before inter-segment elimination of RMB1,856.0 million and RMB124.8 million for 2007, representing a year-on-year increase of 36.9% and 649.7% respectively as compared to 2006.

Kunming China Railway Large Road Maintenance Machinery Co., Ltd., one of our subsidiaries, maintains approximately 80% of the railway market share, establishing absolute predominance in the industry. New profit growth sources are expected to emerge from the success of China Railway Rail Systems Group Co., Ltd. in complying with standards of the first 250-kilometre railway switches, the formation of production capacity of high-speed railway switches, the completion of the negotiation on cooperative production of high-strength fasteners and the completion of production lines of concrete products and contact pillars system.

Real Estate Development, Logistics and Others

On real estate development, logistics and capital investment operations, we are the largest railway construction logistic service provider in China and the second largest railway material supplier in the world, and have established our well-recognized brand name, "Zhong Tie Di Chan" (「中鐵地產」), in the market. The above operations in aggregate recorded revenue and profit before inter-segment elimination of RMB5,376.7 million and RMB320.4 million for 2007, representing a year-on-year increase of 51.3% and 29.4% respectively as compared to 2006.

On logistics operations, the Company attained 55 bidding dealership on materials under administration of the Ministry of Railways in 2007, with a total value of more than RMB60 billion. Together with the oil and explosives markets developed by the Group, the logistics operations are demonstrating a fast growth.

Despite a late start, the Group's real estate development is growing fast. The 21 projects currently in various stages of development cover a total site area of 2.28 million square meters and the gross floor area available for sale amounted to 4.91 million square metres.

By virtue of complete industry chain and scale merit, the Company is positioned to ward off operating risks for its sustainable development, with a cross-segment synergy to offer integrated and multifaceted services to our customers. This gives us significant advantages especially in undertaking super-large and technologically sophisticated projects.

Overseas business

In 2007, the Company had a strong presence in overseas market and undertook 76 overseas projects with an aggregate contract value of RMB90,113.5 million, another record high. Such overseas constructions, impressive with their quantity and scale as well, granted the Company obvious competitive edges especially in Africa.

In 2007, Nigeria Railway Project constructed by the Company was proceeding smoothly. New breakthrough has been made in Algerian Railway, Israel Red Line Subway and Abuja Metropolitan Railway projects. Also, the existing projects of the Company in Nigeria such as office building for Ministry of Finance, Dama Highway and Lagos Bridge are making progress.

Technological innovations

In 2007, 117 technological achievements of the Company were identified and assessed by provincial and ministerial level authorities. In particular, 52 achievements were identified as international leading, five achievements were awarded Zhan Tianyou Civil Engineering Award, two achievements were awarded Science and Technology Progress Award (National-level), 49 achievements were awarded Science and Technology Progress Award (provincial and ministerial level), and patent applications were made for 43 innovations.

In 2007, the first domestic manufactured three-sleeper continuous tamping machine of Kunming China Railway Large Road Maintenance Machinery Co., Ltd., one of the Company's subsidiaries, completed its successful initial operation, and was granted 14 national utility model patents. The company was also identified as a national high technology enterprise.

(I) SUMMARY

For the year end 31 December 2007, the Group's revenue amounted to RMB171,997.4 million, representing an increase of 12.0% over RMB153,609.0 million of last year. Profit attributable to equity holder of the Company amounted to RMB2,300.8 million, representing an increase of 89.7% over last year. Basic earnings per share of the Group was RMB0.2876.

The financial results for the years ended 31 December 2006 and 2007 are set out below.

Results of operations

For the year ended 31 December 2007, the Group's profit before tax amounted to RMB3,787.7 million, representing an increase of 80.5% over RMB2,098.2 million of last year. Profit attributable to equity holder of the Company amounted to RMB2,300.8 million, representing an increase of 89.7% over last year. Basic earnings per share of the Group was RMB0.2876.

Revenue

For the year ended 31 December 2007, the Group's revenue amounted to RMB171,997.4 million, representing an increase of 12.0% over RMB153,609.0 million of last year. The increase was mainly attributable to the increased revenue from construction operations.

For the year ended 31 December 2007, the Group's total revenue after elimination of inter-segment sales increased by 12.0% to RMB171,997.4 million from RMB153,609.0 million for the year ended 31 December 2006. The increase was mainly attributable to a RMB16,369.0 million increase in revenue from construction operations, a RMB185.9 million increase in revenue from survey, design and consultancy services, a RMB59.1 million increase in revenue from manufacturing operations and a RMB1,774.5 million increase in revenue from other operations.

New and outstanding contracts

The Company's new contract value for 2007 aggregated to RMB286,999.0 million. As at 31 December 2007, the outstanding contract value amounted to RMB323,428.5 million.

Details of the undertaken contracts and outstanding contracts in 2006 and 2007 were set out as below:

1. Undertaken contracts

	Year ended 31 December	
	2006	**2007**
	(RMB million)	
Construction operations*	198,203. 7	**265,650.5**
Survey, design and consultancy operations	3,073.3	**3,657.8**
Manufacturing operations	1,064.4	**6,321.5**
Other operations	9,856.1	**11,369.2**
Total	212,197.4	**286,999.0**

* Construction operations for 2007 included overseas contracts of RMB90,113. 5 million and domestic contracts of RMB175,537.0 million.

2. Outstanding contracts

	Year ended 31 December	
	2006	**2007**
	(RMB million)	
Construction operations*	198,374.9	**312,079.8**
Survey, design and consultancy operations	2,476.8	**2,523.9**
Manufacturing operations	1,602.2	**6,311.5**
Other operations	2,168.3	**2,513.4**
Total	204,622.2	**323,428.5**

* Outstanding contracts on construction operations for 2007 included overseas outstanding contracts of RMB116,781.7 million and domestic outstanding contracts of RMB195,298.1 million.

Cost of sales

For the year ended 31 December 2007, the Group's cost of sales after elimination of inter-segment sales increased by 11.5% to RMB160,598.3 million from RMB144,013.0 million for the year ended 31 December 2006. The increase almost matched that of the Group's total revenue for the same period, which was mainly due to the increased material cost.

Gross Profit

For the above reasons, for the year ended 31 December 2007, the Group's gross profit increased by 18.8% to RMB11,399.1 million from RMB9,596.0 million for the year ended 31 December 2006. For the year ended 31 December 2007, the Group's gross margin increased to 6.6% from 6.2% for the year ended 31 December 2006. The increase of gross margin was mainly attributable to scale merit as a result of business expansion and cost control of the Group.

Finance revenue

The finance revenue of the Group mainly includes bank interest income. For the year ended 31 December 2007, the Group's finance revenue increased by 19.3% to RMB652.2 million from RMB546.6 million for the year ended 31 December 2006. This was mainly due to an increase of total bank balance of the Group and the interest rate rise for the year ended 31 December 2007.

Finance costs

The finance costs of the Group mainly include interest expense of bank borrowings, other borrowings, finance lease and discounted notes, less capitalised interests of construction in progress and construction contract. For the year ended 31 December 2007, the Group's finance costs increased by 39.9% to RMB1,272.2 million from RMB909.3 million for the year ended 31 December 2006. The increase was mainly attributable to an increase of RMB453.0 million in interests of bank and other borrowings, partially offset by an increase of RMB105.4 million in capitalised interest expense as a result of real estate development operations.

Share of profits of jointly-controlled entities and associates

For the year ended 31 December 2007, the Group's share of profits of jointly-controlled entities and associates increased by RMB16.0 million (or 70.8%) to RMB38.6 million from RMB22.6 million for the year ended 31 December 2006.

Income tax expense

For the year ended 31 December 2007, the Group's income tax expenses increased by 148.5% to RMB1,481.8 million from RMB596.3 million for the year ended 31 December 2006. The increase was mainly attributable to a write-off of RMB600.2 million of net deferred tax assets to income statement of the Group for the year ended 31 December 2007, as a result of a decrease in income tax rate from 33% to 25% from 1 January 2008 as stipulated in the new Enterprise Income Tax Law of the PRC. In addition, income tax expenses for the year ended 31 December 2007 recorded an increase, which was mainly due to improved operating results of the Group during the year.

Minority interests

In the years ended 31 December 2006 and 2007, our profit attributable to minority interests amounted to RMB289.0 million and RMB5.2 million respectively. The noticeable decrease is due to the fact that as part of the restructuring of the Group, the Group acquired the equity interest in some entities in 2007 which were previously held by the minority shareholders including the Employee Share Ownership Committees.

(II) DISCUSSION OF OUR OPERATING RESULTS BY SEGMENT

The following table sets forth the Group's revenue, gross profit, gross margin, profit from operations and operating margin for the year of 2006 and 2007:

	Revenue Year ended 31 December		Gross profit Year ended 31 December		Gross margin Year ended 31 December		Profit from operations Year ended 31 December		Operating margin Year ended 31 December	
	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007
	(RMB million)		*(RMB million)*		*(%)*		*(RMB million)*		*(%)*	
Construction operations	146,359.7	**162,932.0**	8,213.4	**9,625.4**	5.6	**5.9**	2,093.4	**3,624.3**	1.4	**2.2**
Survey, design and consultancy operations	3,348.5	**3,709.1**	634.9	**803.7**	19.0	**21.7**	80.7	**299.6**	2.4	**8.1**
Manufacturing operations	1,355.2	**1,856.0**	224.5	**303.7**	16.6	**16.4**	16.6	**124.8**	1.2	**6.7**
Other operations	3,553.9	**5,376.7**	523.2	**666.3**	14.7	**12.4**	247.6	**320.4**	7.0	**6.0**
Subtotal	154,617.3	**173,873.7**	9,596.0	**11,399.1**	6.2	**6.6**	2,438.3	**4,369.1**	1.6	**2.5**
Inter-segment elimination	(1,008.3)	**(1,876.3)**	—	**—**	—	**—**	—	**—**	—	**—**
Total	153,609.0	**171,997.4**	9,596.0	**11,399.1**	6.2	**6.6**	2,438.3	**4,369.1**	1.6	**2.5**

1. Construction operations

The principal profit and loss information for our construction operations before elimination of intersegment sales is as follows:

	Year ended 31 December	
	2006	**2007**
	(RMB million)	
Segment revenue	146,359.7	**162,932.0**
Railway	61,496.9	**73,951.2**
Highway	56,925.4	**54,864.5**
Metropolitan railway	4,823.8	**5,179.2**
Water conservancy and hydropower facility	4,958.2	**6,004.9**
Others	18,155.4	**22,932.2**
Cost of sales	(138,146.2)	**(153,306.7)**
Railway	(57,626.5)	**(69,200.5)**
Highway	(54,384.2)	**(52,038.4)**
Metropolitan railway	(4,457.9)	**(4,825.6)**
Water conservancy and hydropower facility	(4,697.1)	**(5,574.5)**
Others	(16,980.5)	**(21,667.7)**
Gross profit	8,213.4	**9,625.4**
Selling and distribution costs	(709.1)	**(492.6)**
Administrative expenses and others	(5,410.9)	**(5,508.5)**
Segment results	2,093.4	**3,624.3**
Depreciation and amortization	2,255.5	**3,244.2**

Segment revenue. For the year ended 31 December 2007, the Group's segment revenue before elimination of inter-segment sales from our construction operations increased by 11.3% to RMB162,932.0 million from RMB146,359.7 million for the year ended 31 December 2006. The increase was mainly due to the increases in the revenue generated from railway construction operations.

Inter-segment sales generated from our construction operations were RMB93.5 million and RMB296.9 million in the years ended 31 December 2006 and 2007, respectively, mainly from the provision of construction services to our real estate development operations.

As a result, total segment revenue generated from external sales after elimination of inter-segment sales from our construction operations was RMB146,266.2 million in the year ended 31 December 2006 and RMB162,635.1 million in the year ended 31 December 2007.

Cost of sales. Our cost of sales before elimination of inter-segment sales incurred from our construction operations increased by 11.0% to RMB153,306.7 million for the year ended 31 December 2007 from RMB138,146.2 million for the year ended 31 December 2006, mainly due to the increases in the cost of sales incurred from railway construction operations, partially offset by the decreases in the cost of sales incurred from the highway construction operations.

Gross profit. Gross profit from our construction operations for the year ended 31 December 2007 was RMB9,625.4 million, representing an increase of RMB1,411.9 million or 17.2% compared to RMB8,213.4 million for the year ended 31 December 2006. However, gross margin from our construction operations increased to 5.9% for the year ended 31 December 2007 from 5.6% for the year ended 31 December 2006, primarily due to our strengthened cost control and better project management. The increase was also partially due to the changes of our product mix, whereby we undertook more projects with higher profit margin, such as railway construction projects, in the year ended 31 December 2007 compared with year 2006.

Selling and distribution costs. Selling and distribution costs from our construction operations decreased by RMB216.5 million, or 30.5%, to RMB492.6 million for the year ended 31 December 2007 from RMB709.1 million for the year ended 31 December 2006, primarily due to our effective cost control.

Administrative expenses and other expenses. Administrative expenses for our construction operations increased by 1.8% to RMB5,508.5 million for the year ended 31 December 2007 from RMB5,410.9 million for the year ended 31 December 2006. The increase was primarily due to the growth in our business and the corresponding increase in costs.

Segment results. Total profit from our construction operations increased by RMB1,530.9 million to RMB3,624.3 million for the year ended 31 December 2007 from RMB2,093.4 million for the year ended 31 December 2006.

The operating margin for our construction operations increased to 2.2% for the year ended 31 December 2007 from 1.4% for the year ended 31 December 2006, mainly due to scale merit as a result of our expanded business scale and successful cost control.

2. Survey, design and consultancy operations

The principal profit and loss information for our survey, design and consultancy operations before elimination of inter-segment sales is as follows:

	Year ended 31 December	
	2006	**2007**
	(RMB million)	
Segment revenue	3,348.5	**3,709.1**
Cost of sales	(2,713.6)	**(2,905.3)**
Gross profit	634.9	**803.7**
Selling and distribution costs	(116.8)	**(84.0)**
Administrative expenses and others	(437.5)	**(420.2)**
Segment results	80.7	**299.6**
Depreciation and amortization	70.1	**130.2**

Segment revenue. Our segment revenue before elimination of inter-segment sales from survey, design and consultancy operations increased by 10.8% to RMB3,709.1 million for the year ended 31 December 2007 from RMB3,348.5 million for the year ended 31 December 2006. The increase was primarily due to our expanded scale of survey, design and consultancy operations.

Inter-segment sales revenue generated from our survey, design and consultancy operations was RMB37.6 million and RMB212.2 million for the year ended 31 December 2006 and for the year ended 31 December 2007, respectively. The increase of inter-segment sales was mainly due to our efforts to integrate our operations of different segments. The inter-segment sales in our survey, design and consultancy operations comprised the infrastructure construction survey and design services provided to our construction operations projects.

As a result, total revenue generated from external sales after elimination of inter-segment sales of our survey, design and consultancy operations was RMB3,310.9 million for the year ended 31 December 2006 and RMB3,496.8 million for the year ended 31 December 2007, respectively.

Cost of sales. Our cost of sales before elimination of inter-segment sales from survey, design and consultancy operations increased by 7.1% to RMB2,905.3 million for the year ended 31 December 2007 from RMB2,713.6 million for the year ended 31 December 2006. The increase was primarily due to our expanded scale of survey and design operations.

Gross profit. Gross profit from our survey, design and consultancy operations for the year ended 31 December 2007 was RMB803.7 million, representing an increase of RMB168.8 million, or 26.6%, compared to RMB634.9 million for the year ended 31 December 2006. Gross margin from the survey, design and consultancy operations increased to 21.7% for the year ended 31 December 2007 from 19.0% for the year ended 31 December 2006. The increase was mainly due to the increase in the proportion of revenue generated from metropolitan railway construction market for the year ended 31 December 2007, which have a relatively higher gross margin than those of our other projects.

Selling and distribution costs. Selling and distribution costs from our survey, design and consultancy operations decreased by 28.1%, or RMB32.8 million, to RMB84.0 million for the year ended 31 December 2007 from RMB116.8 million for the year ended 31 December 2006, primarily due to our effective cost control.

Administrative expenses and other expenses. Administrative expenses for our survey, design and consultancy operations decreased by 3.9% to RMB420.2 million for the year ended 31 December 2007 from RMB437.5 million for the year ended 31 December 2006. The decrease was primarily due to our effective cost control.

Segment results. Profit from our survey, design and consultancy operations increased to RMB299.6 million for the year ended 31 December 2007 from RMB80.7 million for the year ended 31 December 2006. The operating margin from the survey, design and consultancy operations increased to 8.1% for the year ended 31 December 2007 from 2.4% for the year ended 31 December 2006.

3. Manufacturing operations

The principal profit and loss information for our manufacturing operations before elimination of intersegment sales is as follows:

	Year ended 31 December	
	2006	**2007**
	(RMB million)	
Segment revenue	1,355.2	**1,856.0**
Cost of sales	(1,130.7)	**(1,522.2)**
Gross profit	(224.5)	**303.7**
Selling and distribution costs	(17.7)	**(17.1)**
Administrative expenses and others	(190.2)	**(161.8)**
Segment results	16.6	**124.8**
Depreciation and amortization	16.2	**85.1**

Segment revenue. Segment revenue before elimination of inter-segment sales from manufacturing operations increased by 36.9% to RMB1,856.0 million for the year ended 31 December 2007 from RMB1,355.2 million for the year ended 31 December 2006. The substantial increase was mainly due to the increased sales of larger track maintenance machinery, equipment and railway track components.

Cost of sales. Our cost of sales before elimination of inter-segment sales incurred from our manufacturing operations increased by RMB421.5 million to RMB1,522.2 million from RMB1,130.7 million, primarily due to the expanded scale of our manufacturing business.

Gross profit. Gross profit from our manufacturing operations for the year ended 31 December 2007 was RMB303.7 million, an increase of RMB79.2 million, or 35.3%, compared to RMB224.5 million for the year ended 31 December 2006. Gross margin from the manufacturing operations decreased to 16.4% for the year ended 31 December 2007 from 16.6% for the year ended 31 December 2006 due to increase of cost of raw materials.

Selling and distribution costs. Selling and distribution costs from our manufacturing operation decreased by 3.4% to RMB17.1 million for the year ended 31 December 2007 from RMB17.7 million for the year ended 31 December 2006, primarily due to our effective cost control.

Administrative expenses and other expenses. Administrative expenses for our manufacturing operations decreased by 14.9% to RMB161.8 million for the year ended 31 December 2007 from RMB190.2 million for the year ended 31 December 2006. The decrease in administrative expenses and other expenses was primarily due to the cost reduction resulting from our implementation of flat management system.

Segment results. As a result of the foregoing reasons, profit from our manufacturing operations increased substantially to RMB124.8 million from RMB16.6 million. The operating margin for our manufacturing operations for the years ended 31 December 2006 and 2007 was 1.2% and 6.7%, respectively.

4. Other businesses

Our other business operations mainly include sales of real estate and provision of service of logistics to customers. The principal profit and loss information for our other business operations before elimination of inter-segment sales are as follows:

	Year ended 31 December	
	2006	**2007**
	(RMB million)	
Segment revenue	3,553.9	**5,376.7**
Inter-segment sales	843.8	**892.1**
Sales revenue from independent third parties	2,710.1	**4,484.6**
Real estate development	570.0	**680.5**
Logistics	2,424.6	**3,704.3**
Others	559.3	**991.9**
Cost of sales	(3,030.7)	**(4,710.4)**
Real estate development	(411.7)	**(508.2)**
Logistics	(2,217.2)	**(3,455.8)**
Others	(401.8)	**(746.4)**
Gross profit	523.2	**666.3**
Selling and distribution costs	(49.5)	**(102.5)**
Administrative expenses and others	(226.1)	**(243.4)**
Segment results	247.6	**320.4**
Real estate development	75.0	**15.9**
Logistics and others	172.6	**304.6**

Segment revenue. Segment revenue derived from other operations mainly included income from the sales of real estate properties and provision of logistics services to external customers. Revenue before elimination of inter-segment sales of these businesses increased by 51.3% to RMB5,376.7 million for the year ended 31 December 2007 from RMB3,553.9 million for the year ended 31 December 2006.

As a result, total revenue generated from external sales after elimination of inter-segment sales of our other operations was RMB2,710.1 million for the year ended 31 December 2006 and RMB4,484.6 million for the year ended 31 December 2007.

Cost of sales. Our cost of sales before elimination of inter-segment sales incurred from our other operations increased by 55.4% to RMB4,710.4 million for the year ended 31 December 2007 from RMB3,030.7 million for the year ended 31 December 2006. The increase was primarily due to an increase of RMB96.5 million in the cost for real estate development and a RMB1,583.2 million increase in the cost for logistic and other services, both due to the expansion of our operational scales.

Gross profit. Gross profit from our operations other than construction, survey, design and consultancy and manufacturing operations for the year ended 31 December 2007 was RMB666.3 million, representing an increase of RMB143.1 million, or 27.4%, compared to RMB523.2 million for the year ended 31 December 2006. Gross margin from other businesses within our operations decreased to 12.4% for the year ended 31 December 2007 from 14.7% for the year ended 31 December 2006, mainly due to the decreases in our gross margin from the other businesses in our other operations.

Selling and distribution costs. Selling and distribution costs from our other operations increased to RMB102.5 million for the year ended 31 December 2007 from RMB49.5 million for year ended 31 December 2006.

Administrative and other expenses. Administrative expenses for our other operations increased to RMB243.4 million for the year ended 31 December 2007 from RMB226.1 million for the year ended 31 December 2006. The increase was due to the expanded scale of our business.

Segment results. As a result of the foregoing reasons, total profit from our operations other than construction, survey, design and consultancy and manufacturing operations for the year ended 31 December 2006 and 2007 was RMB247.6 million and RMB320.4 million, respectively. However, our segment operating margin for the year ended 31 December 2006 and 2007 was 7.0% and 6.0%, respectively.

For the year ended 31 December 2007, the Group's revenue from real estate development operations amounted to RMB680.5 million, representing a 19.4% increase from RMB570.0 million for the year ended 31 December 2006. The substantial increase in revenue was mainly due to the increase of sales and deliveries of real estate development projects, as well as a general increase in housing price in the PRC.

For the year ended 31 December 2007, the Group's revenue from the provision of logistics and other services amounted to RMB4,696.2 million, representing a 57.4% increase from RMB2,983.8 million for the year ended 31 December 2006. The increase was mainly due to the expansion of the scale of the Group's logistic services operations.

(III) LIQUIDITY AND CAPITAL RESOURCES

1. Cash Flow

	For the year ended 31 December	
	2006	**2007**
	(RMB million)	
Cash and cash equivalents as at 1 January	14,224.6	**18,373.6**
Net cash inflow from operating activities	6,336.9	**9,420.8**
Net cash outflow from investing activities	(4,809.0)	**(12,182.6)**
Net cash inflow from financing activities	2,672.0	**7,631.0**
Net increase in cash/cash equivalents	4,200.0	**4,869.2**
Impact on cash and cash equivalents from the change in exchange rate	(50.9)	**(54.4)**
Cash/cash equivalents as at 31 December	18,373.6	**23,188.5**

2. Cash flows from operating activities

For the year ended 31 December 2007, we had net cash inflow from operating activities of RMB9,420.8 million, mainly consists of profit-before-tax in the amount of RMB3,787.7 million generated in the year, as well as the following adjustments to cash flow statements: (i) depreciation in fixed assets of RMB3,405.6 million; (ii) increase in trade and bills payables of RMB8,364.7 million due to our involvement in an increased number of construction projects which increased the purchases of raw materials and engagement of subcontractors; and (iii) increase in other payables and accruals of RMB13,770.0 million, mainly consisting of advances for customers, accrued salaries, wages and benefits and other tax payables; and partially offset by: (i) increase in trade receivables and bills receivables of RMB7,099.3 million due to the expanded scale of our business; (ii) increase in prepayments, deposits and other receivables of RMB3,308.7 million due to the increase in projects for which we were subject to performance bond and retention money; (iii) increase in inventories of RMB2,032.6 million; (iv) increase in completed properties held for sale and properties under development of RMB1,872.8 million; and (v) net increase in construction contracts of RMB4,992.5 million due to expansion of our construction operations.

For the year ended 31 December 2006, we had net cash inflow from operating activities of RMB6,336.9 million, mainly consists of profit-before-tax in the amount of RMB2,098.2 million generated in the year, as well as the following adjustments to cash flow statements: (i) depreciation in fixed assets of RMB2,364.2 million; (ii) increase in trade and bills payables of RMB7,557.2 million due to our involvement in an increased number of construction projects which increased the purchases of raw materials and engagement of subcontractors; and (iii) increase in other payables and accruals of RMB5,243.9 million, mainly consisting of advances for customers, accrued salaries, wages and benefits and other tax payables; and partially offset by: (i) increase in trade and bills receivables of RMB6,616.2 million due to our involvement in an increased number of construction projects; (ii) increase in prepayments, deposits and other receivables of RMB2,820.2 million due to the increase in projects for which we were subject to performance bond and retention money; and (iii) increase in inventories of RMB1,451.4 million mainly due to an increase in purchases of raw materials.

3. Cash flow from investing activities

For the year ended 31 December 2007, our net cash outflow from investing activities was RMB12,182.6 million. Our cash outflow for investing activities mainly consists of (i) purchase of property, plant and equipment of RMB8,832.0 million; (ii) purchase of minority interests of RMB2,425.1 million; (iii) the increase of RMB1,118.0 million in balances with the ultimate holding company. Our cash inflow for investing activities mainly consists of: (i) proceeds from disposal of property, plant and equipment of RMB1,114.5 million; (ii) dividend received of RMB171.7 million; and (iii) the net inflow of cash and cash equivalents in respect of the disposal of a subsidiary, China Railway Energy Investment Co., Ltd, of RMB117.2 million.

For the year ended 31 December 2006, our net cash outflow from investing activities was RMB4,809.0 million. Our cash outflow for investing activities mainly consists of (i) purchase of property, plant and equipment of RMB5,260.3 million; (ii) increase of RMB209.0 million due to purchase of intangible assets. Our cash inflow from investing activities mainly consists of (i) proceeds from disposal of fairly-valued financial assets with price movement recorded through profit or loss of RMB106.0 million; (ii) proceeds from disposal of property, plant and equipment of RMB970.7 million; and (iii) cash received from disposal of available-for-sale and held-to-maturity investments of RMB67.0 million.

4. Net cash flow from financing activities

For the year ended 31 December 2007, our net cash inflow from financing activities was RMB7,631.0 million. Our cash inflow for financing activities mainly consists of newly borrowed bank loans and other borrowings of RMB27,017.3 million in cash. Our cash outflow for financing activities mainly consists of: (i) cash used in repayment of bank loans and other borrowings of RMB17,920.2 million; and (ii) cash used in the payment of interests of RMB1,507.6 million.

For the year ended 31 December 2006, our net cash inflow from financing activities was RMB2,672.0 million. Our cash inflow for financing activities mainly consists of newly borrowed bank loans and other borrowings of RMB16,427.0 million in cash. Our cash outflow for financing activities mainly consists of: (i) cash used in repayment of bank and other borrowings of RMB12,206.9 million; and (ii) cash used in the payment of interests of RMB1,082.9 million.

5. Capital Expenditures

We incurred capital expenditures mainly for the construction, expansion and technology upgrade of our facilities and purchase of equipment used for construction projects. Besides, we incurred additional capital expenditures for the expansion of production capacity of large track maintenance machinery and railway track components. Our capital expenditures were RMB6,576.3 million and RMB12,397.0 million for the years ended 31 December 2006 and 2007, respectively. Increase in capital contribution was mainly attributable to the Company's business expansion.

The following table sets forth the capital expenditures for our business operations for the years ended 31 December 2006 and 2007:

	Year ended 31 December	
	2006	**2007**
	(RMB million)	
Construction operations	6,157.0	**10,843.0**
Survey, design and consultancy operations	210.9	**525.0**
Manufacturing operations	21.1	**844.6**
Others	187.2	**184.4**
Total	6,576.3	**12,397.0**

As at 31 December 2007, the Company had no material capital commitments for external investment.

6. Working Capital

(a) Construction contract in progress

The following table sets forth our construction contract work-in-progress as of the balance sheet date indicated:

	As of 31 December	
	2006	**2007**
	(RMB million)	
Contract cost incurred plus recognized profit less recognized losses	356,352.7	**522,645.7**
Less: progress billings received and receivable	(342,707.5)	**(504,109.2)**
Contract work-in-progress	13,645.2	**18,536.6**
Representing:		
Amount due from customers for contract work	28,054.1	**35,928.3**
Amount due to customers for contract work	(14,408.9)	**(17,391.8)**
	13,645.2	**18,536.6**

Our construction contract in progress increased to RMB18,536.6 million as at 31 December 2007 from RMB13,645.2 million as at 31 December 2006, mainly due to the increase in our business scale.

(b) Trade receivables and trade payables

The following table sets forth the turnover days of our trade receivables and trade payables for the date indicated:

	As of 31 December	
	2006	**2007**
Turnover days of trade receivables[1]	49	**59**
Turnover days of trade payables[2]	86	**95**

(1) Turnover days of trade receivables is derived by dividing the arithmetic mean of the opening and closing balances of trade receivables (including non-current portion and portion classified as current assets) for the relevant year by revenue multiplying 365 days.

(2) Turnover days of trade payables is derived by dividing the arithmetic mean of opening and closing balances of trade payables (including non-current portion and portion classified as current liabilities) for the relevant year by cost of sales multiplying 365 days.

The following table sets forth an aging analysis of trade and bills receivable as of the balance sheet dates indicated:

	As of 31 December	
	2006	**2007**
	(RMB million)	
Less than one year	19,774.2	**27,528.2**
One to two years	2,767.7	**2,376.2**
Two to three years	928.4	**909.6**
More than three years	530.9	**484.9**
Total	24,001.1	**31,298.8**

As of 31 December 2007, we had a provision for impairment of RMB617.3 million. Our Directors believe that the provision for impairment of our Group is adequate.

The following table sets forth an aging analysis of trade and bills payable as of the balance sheet dates indicated:

	As of 31 December	
	2006	**2007**
	(RMB million)	
Less than one year	33,353.2	**42,010.7**
One to two years	3,026.3	**1,893.7**
Two to three years	1,362.8	**933.8**
More than three years	508.3	**579.7**
Total	38,250.7	**45,418.0**

As of 31 December 2007, our trade and bills payable increased to RMB45,418.0 million from RMB38,250.7 million as of 31 December 2006. The increase was primarily because we were granted a longer credit period by our supplier due to the increase of our business scale and our outstanding credit standard.

7. Retentions

Our trade and bills receivables, including retention money receivables, as of 31 December 2006 and 31 December 2007 amounted to RMB4,810.0 million and RMB5,232.4 million, respectively. Our trade and bills payables, including retention money payables, as of 31 December 2006 and 31 December 2007 amounted to RMB737.8 million and RMB657.8 million, respectively.

8. Prepayments, deposits and other receivables

Our prepayments, deposits and other receivables increased to RMB23,625.2 million as of 31 December 2007 from RMB21,585.4 million as of 31 December 2006, primarily because of the increase in prepayments to our suppliers and the increase in bid deposits to customers, in response to the enlarged operation scale.

9. Provision for supplementary pension subsidies and early retirement benefits

We provided and paid supplementary pension subsidies to employees who retired prior to 1 January 2007. Pursuant to the agreement entered into between CRCCG and the Company on 5 November 2007 in relation to the restructuring of the Group, CRCCG has agreed to assume the liabilities of the supplementary pension subsidies of the above retired employees from 1 January 2007. We terminated the supplementary pension subsidies plan for our employees who retired after 1 January 2007.

In an attempt to streamline our workforce and improve efficiency, we implemented an early retirement plan, under which we compensate certain early-retired employees till they formally retire. Upon retirement, they will be covered by government-sponsored retirement plans. The Group's early retirement scheme will not continue after the listing of the Company's H Shares on the Hong Kong Stock Exchange and as such, no further new early retirement application will be accepted by the Group after the listing of the Company's H Shares on the Hong Kong Stock Exchange.

Our obligations in respect of the supplementary pension subsidies and early retirement benefits at the balance sheet dates were computed by an independent actuary, Towers, Perrin, Forster & Crosby, Inc., Hong Kong, whose actuaries are members of the Society of Actuaries of the United States of America, using the projected unit credit actuarial cost method. As of 31 December 2006 and 31 December 2007, our provision for those obligations were RMB11,250.3 million and RMB7,745.6 million, respectively.

10. Other payables and accruals

Other payables and accruals included advances from customers, accrued salaries, wages and benefits, other taxes payable and others. Advances from customers mainly represented advances received from customers for the construction contracts. Accrued salaries, wages and benefits mainly represented accruals of salaries, bonuses, allowances, housing fund, social insurance and union and education funds. Other taxes payable mainly represented business taxes and value-added taxes payable. Others mainly represented payables to sub-contractors for payments made by the Group, deposits and performance bonds received from sub-contractors, payables for the purchases of machinery and equipment and payables for repair and maintenance expenses. As of 31 December 2006 and 31 December 2007, we had other payables and accruals of RMB38,323.8 million and RMB53,582.3 million, respectively. The increase in other payables and accruals was primarily because of the increase in customer advances resulting from our enlarged operating scale. Our advances from customers increased from RMB22,023.2 million as of 31 December 2006 to RMB32,624.9 million as of 31 December 2007.

11. Indebtedness

(a) Borrowings

The maturity profile of interest-bearing borrowings of our Group as of 31 December 2006 and 31 December 2007 is as follows:

	As of 31 December	
	2006	**2007**
	(RMB million)	
Within one year	12,514.7	**20,766.4**
In the second year	1,595.0	**1,451.0**
In the third to fifth years (inclusive)	1,852.5	**2,250.8**
Beyond five years	1,278.2	**1,495.0**
Total	17,240.4	**25,963.1**

Our gearing ratio was 82.4% and 83.1% as of 31 December 2006 and 31 December 2007, respectively. Gearing ratio is derived by dividing total interest-bearing bank loans and other borrowings by total interest-bearing bank loans, other borrowings and shareholders' equity. Before 13 March 2008, being the date on which the Company's H Shares were listed on the Hong Kong Stock Exchange, guarantees previously provided by CRCCG to our Group have been fully released or withdrawn. As as of 31 December 2006 and 31 December 2007, certain of the Group's interest-bearing bank loans and other borrowings were secured by certain of the Group's assets.

(b) Capital commitments

In addition to the operating lease commitments, we had the following commitments as of the dates indicated:

	As of 31 December	
	2006	**2007**
	(RMB million)	
Contracted, but not provided for:		
Property, plant and equipment	824.5	**2,254.2**
Intangible assets	1,784.1	**1,107.7**
Available-for-sale investment	117.4	**35.0**
	2,726.0	**3,397.0**
Authorized, but not contracted for:		
Intangible assets	2.8	—
Property, plant and equipment	319.7	**17.7**
Capital contributions to an associate	70.0	—
	392.5	**17.7**

12. Lawsuits and other proceedings

The Group involved in a number of legal proceedings and claims against either the Group or its subsidiaries in the ordinary course of business. The provisions regarding these proceedings and claims were approximately RMB7.6 million as of 31 December 2007, based on the estimates of the Group's management.

13. Risk of foreign exchange

A significant portion of our operating revenue is denominated in Renminbi, but some of our construction operations are conducted overseas. Our foreign exchange assets may increase following the development of our overseas operations. In addition, some of our machinery and equipment are imported from overseas. Accordingly, we are required from time to time to make payments in Euro or in other foreign currencies. Loans borrowed in foreign countries and the interests on these loans may need to be repaid in U.S. dollars or in other foreign currencies. The conversion of Renminbi to repay foreign loans via foreign currency remittances and to pay dividends are subject to the relevant PRC foreign exchange regulations. As a result, we are exposed to foreign exchange fluctuations and movements in the exchange rate of Renminbi, which may have a direct impact on our profit.

On 21 July 2005, the PRC Government reformed the Renminbi exchange rate mechanism so that the Renminbi was no longer pegged to the U.S. dollar but to a basket of currencies. A revaluation of Renminbi resulted in the appreciation of Renminbi against the U.S. dollar and Hong Kong dollar by approximately 7%. The relaxation of the Renminbi-U.S. dollar peg may contribute to volatility or increased fluctuations in the value of Renminbi. Further appreciation of Renminbi could cause our costs to increase or our operating revenues to decrease. In addition, we plan to deposit the unused proceeds from the global offering (the "Global Offering") in bank accounts outside of China without remitting those funds into China and converting them into Renminbi assets. In the event that the appreciation of Renminbi against the U.S. dollar and Hong Kong dollar continues, we may incur foreign exchange loss. Conversely, depreciation of Renminbi could adversely affect the value of dividends, if any, payable on the H Shares by the Company in foreign currency terms, and could increase the cost of importing equipment and facilities that are quoted in foreign currencies.

14. Financial risks

We are exposed to various types of financial risks in the ordinary course of business, including fair value risk, cash flow interest rate risk, foreign currency risk, credit risk and liquidity risk.

15. Property evaluation

In accordance with the property valuation report prepared by Sallmanns (Far East) Limited for the Global Offering, the Company's properties were valued at RMB14,482.4 million as at 31 December 2007. Inclusion of such properties will result in an additional depreciation of RMB105.2 million to be charged to the consolidated income statement.

(IV) OVERSEAS OPERATIONS

The combination of enriched heritage, years' endeavours and integrated mode of design and construction has established the Company's privileged advantages in overseas market. With the fast growing new overseas contract value, the Company boasts the highest growth rate among all China's overseas construction contractors. Overseas constructions that the Company is engaged in are impressive both in terms of quantity and scale. The Company undertook 76 overseas contracts in 2007, with an aggregate value of RMB90,113.5 million which set a new record and granted us the leading position, especially in Africa. The Algerian Expressway Project, which the Company is responsible, is proceeding smoothly. Beside that, new breakthrough has been made in Algerian Railway, Israel Red Line Subway and Abuja Metropolitan Railway projects. Also, the existing projects of the Company in Nigeria such as office building for Ministry of Finance, Dama Highway and Lagos Bridge are making progress.

SHARE CAPITAL STRUCTURE

The Company was established on 5 November 2007 with CRCCG as the sole promoter. Upon the completion of the establishment, CRCCG was the Company's sole shareholder and held 8 billion issued domestic shares of the Company. On 10 March and 13 March 2008, the Company's A shares and H shares were respectively listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange. On 31 March 2008, an over-allotment option ("Over-allotment Option") was partially exercised by the Joint Global Coordinators of the Global Offering of the H shares of the Company.

Set out below is the Company's share capital immediately after completion of the issue of A shares, H shares and partial exercise of the Over-allotment Option:

Shareholders	Nature	Number of shares	Approximate percentage of share capital in issue(2)
			%
CRCCG	A Share*	7,811,245,500	63.31
Public holders of A Shares	A Share	2,450,000,000	19.86
Public holders of H Shares	H Share**	2,076,296,000	16.83
Total		12,337,541,500	100.00

* Lock-up period is 36 months

** Including National Council for Social Security Fund

INTERESTS IN THE SHARES OF THE COMPANY HELD BY DIRECTORS, CHIEF EXECUTIVES AND SUPERVISORS

For the year ended 31 December 2007, since the shares of this Company were not listed on the Hong Kong Stock Exchange, Divisions 7 and 8 of Part XV of the Securities and Futures Ordinance (the "SFO"), Section 352 of the SFO, and the Model Code for Securities Transactions by Directors of Listed Companies were not applicable to the Company, its Directors, Chief Executives and Supervisors.

SUBSTANTIAL SHAREHOLDER

As at 31 December 2007, the initial public offering of the Company had not been completed. Therefore, CRCCG was the sole shareholder of the Company, holding 8 billion domestic shares of the Company in issue. CRCCG is a State-owned enterprise, which is wholly-owned by SASAC.

EMPLOYEES AND RETIREMENT PLAN

As at 31 December 2007, the Group had 180,986 employees. Employee emolument includes salary, performance bonus and allowance. Employees of the Company also receive welfare benefits including pension insurance, medical insurance, unemployment insurance, workplace injury insurance, maternity insurance, employee's housing fund and other benefits.

According to applicable PRC laws and regulations, the premiums for pension insurance and unemployment insurance are contributed strictly pursuant to PRC national, provincial and municipal regulation, among which basic pension insurance is contributed according to the national standard of 8% by the employee and 20% to 23% by the employer. Employees contribute 1% and employer must pay a corresponding rate of 2% of their wages to unemployment insurance. Workplace injury insurance rates vary with different industries, ranging from 0.5% to 1.5% of employees' wages. The contribution rate for medical insurance and maternity insurance are subject to local regulations.

EVENTS AFTER REPORTING PERIOD

1. In February 2008, the Company won contracts to participate in the construction of the Libya Seaside Railway Line and the Libya North-South Railway Line. The total contract value is approximately US$2.6 billion. The Khoms-Sirt section of the Libya Seaside Railway Line will be the main west-east railway line of Libya, which will mainly serve cargo and passenger transportation. The Alhishe-Sabha section of the Libya North-South Railway will mainly serve the transportation of iron ores from Sabha area to the northern shore city, Misratah, as well as to facilitate north-south passenger transportation. Both projects are anticipated to commence in June 2008 and are expected to be completed within four years from the date of commencement.

2. In order to motivate and incentivize our employees (including our Directors and senior management of the Company), the Company intends to implement a share appreciation rights plan (the "SAR Plan"). The proposed adoption of the SAR Plan has been approved by the SASAC in principle on 3 February 2008. Before the implementation of the SAR Plan, the proposed SAR Plan is required to be approved by the SASAC and the general meeting of the Company.

CODE ON CORPORATE GOVERNANCE PRACTICES

For the year ended 31 December 2007, the Company had fully complied with the code provisions in the Code on Corporate Governance Practices as set out in Appendix 14 to the Hong Kong Listing Rules.

The Articles of Association, terms of reference of the Audit Committee, terms of reference of the Supervisory Committee and the Code of Conduct on Securities Transactions by the Directors and Relevant Employees constitute the reference basis of the Company's codes on corporate governance practices. The Board has reviewed the relevant corporate governance documents adopted by the Company and is of opinion that the documents have covered most of principles and code provisions in the Code.

The Board believed that the Company had fully complied with the code provisions in the Code on Corporate Governance Practices.

DIRECTORS, SUPERVISORS AND RELEVANT EMPLOYEES' SECURITIES TRANSACTIONS

The Board has adopted the Model Code as set out in Appendix 10 to the Hong Kong Listing Rules as guidance for Directors, Supervisors and relevant employees' securities transactions. After individual inquiry by the Company, all Directors, Supervisors and relevant employees (as defined in Appendix 14 to the Hong Kong Listing Rules) have confirmed that they are in compliance with the Model Code.

AUDIT COMMITTEE

The terms of reference of the Audit Committee were prepared and adopted in accordance with the Guide for the Formation of an Audit Committee issued by the Hong Kong Institute of Certified Public Accountants.

The Group's financial statements for the year ended 31 December 2007 were reviewed by the Audit Committee of the Company.

REPURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

In 2007, the Company had not redeemed any of its shares. In 2007, none of the Company or its subsidiaries had purchase or sold any shares in the Company.

PUBLICATION OF THE ANNUAL REPORT ON THE WEBSITE OF THE HONG KONG STOCK EXCHANGE

The 2007 annual report of the Company will be published on the website of the Compnay at http://www.crcc.cn and on the website of the Hong Kong Stock Exchange at proper time.

By order of the Board of Directors
China Railway Construction Corporation Limited
Chairman
Li Guorui

Beijing, PRC
25 April 2008

As at the date of this announcement, the Board comprises: Mr. Li Guorui (Chairman and non-executive director), Mr. Ding Yuanchen (Vice chairman and executive director), Mr. Jin Puqing (President and executive director), Mr. Huo Jingui (Non-executive director), Mr. Wu Xiaohua (Non-executive director), Mr. Li Kecheng (Independent non-executive director), Mr. Zhao Guangjie (Independent non-executive director), Mr. Wu Taishi (Independent non-executive director) and Mr. Ngai Wai Fung (Independent non-executive director).



中国铁建

中國鐵建股份有限公司
China Railway Construction Corporation Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1186)

2008 FIRST QUARTERLY REPORT

1 IMPORTANT NOTICE

This announcement is made pursuant to disclosure obligation under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company's unaudited results for the first quarter ended 31 March 2008 are summarised as follows:

- This report was prepared in accordance with the relevant requirements in relation to information disclosure of quarterly reports of listed companies issued by the CSRC.
- Information set out in this report was prepared in accordance with the Generally Accepted Accounting Principles in the PRC.
- Unless otherwise indicated, Renminbi is the recording currency in this report.
- For the first quarter of 2008, the Company recorded revenue from operations of RMB32,888,122,000, with net profit attributable to shareholders of the Company amounting to RMB705,855,000.

The content of this report is consistent with the announcement published on the Shanghai Stock Exchange. This announcement is published simultaneously domestically and overseas.

1.1 The board ("Board") of directors of China Railway Construction Corporation Limited ("CRCC" or the "Company") and the Supervisory Committee of the Company and the directors, supervisors and senior management of the Company warrant that there is no misrepresentation or misleading statement contained in or material omission from this report, and accept joint and several responsibilities for the authenticity, accuracy and completeness of the contents in this report.

1.2 All directors of the Company attended the Board meeting.

1.3 The first quarterly financial report, of the Company is unaudited.

1.4 Li Guorui, Chairman of the Company, Zhuang Shangbiao, Person-in-charge of accounting affairs, and Yu Xingxi, Head of the accounting department, confirm that the financial statements in this quarterly report are true and complete.

2 CORPORATE PROFILE

2.1 Major accounting data and financial indicators

	As at 31 March 2008	As at 31 December 2007	Change as of 31 March 2008 as compared to 31 December 2007 *(%)*
Total assets *(RMB'000)*	191,598,254	156,877,781	22.13
Owners' equity (or shareholders' equity) *(RMB'000)*	43,188,160	5,057,960	753.87
Net assets per share attributable to shareholders of the Company *(RMB)*	3.55	0.63	463.49

	For the three months ended 31 March 2008	Change as compared to the corresponding period of last year *(%)*
Net cash flows from operating activities *(RMB'000)*	945,850	—
Net cash flows per share from operating activities *(RMB)*	0.106	—

	The reporting period	For the three months ended 31 March 2008	Change as compared to the corresponding period of last year *(%)*
Net profit attributable to shareholders of the Company *(RMB'000)*	705,855	705,855	—
Earnings per share (basic) *(RMB)*	0.079	0.079	—
Earnings per share, net of non-recurring gain or loss items (basic) *(RMB)*	0.065	0.065	—
Earnings per share (diluted) *(RMB)*	N/A	N/A	—
Return on net assets (fully diluted) *(%)*	1.63	1.63	—
Return on net assets, net of non-recurring gain or loss items (fully diluted) *(%)*	1.35	1.35	—

Non-recurring gain or loss items	Amount for the three months ended 31 March 2008 *(RMB'000)*
Profit or loss on disposal of non-current assets	136,773
Government subsidies recorded in current period profit or loss (excluding those closely related to the Company's business and enjoyed according to the State's standard amount or quantity)	12,720
Net non-operating income/expenses other than the aforesaid items	14,818
Effect on income tax	-41,078
Total	123,233

2.2 Total number of shareholders and the top ten shareholders of listed shares not subject to trading restrictions as at the end of the reporting period

Total number of shareholders as at the end of the reporting period 436,312

Particulars of the top ten shareholders of tradable shares not subject to trading restrictions

Name of shareholders (Full name)	Number of listed shares not subject to trading restrictions held as at the end of the reporting period	Class of shares
HKSCC Nominees Limited	1,850,540,500	H shares
China Construction Bank-Yinhua Core Value Equity Fund (中國建設銀行—銀華核心價值優選股票型證券投資基金)	61,560,792	A shares
Bank of China — Jiashi Sound Open-end Securities Investment Fund (中國銀行—嘉實穩健開放式證券投資基金)	60,560,792	A shares
Bank of China — Yinhua Prime Growth Equity Fund (中國銀行－銀華優質增長股票型證券投資基金)	36,649,839	A shares
Shanghai Pudong Development Bank — Guangdong Small Caps Growth Securities Investment Fund (上海浦東發展銀行－廣東小盤成長股票型證券投資基金)	31,000,000	A shares
China Construction Bank-CITIC Bonus Selective Stock Securities Investment Fund (中國建設銀行－中信紅利精選股票型證券投資基金)	23,128,036	A shares
ICBC-E Fund Value Selective Equity Securities Investment Fund	18,008,547	A shares

China Construction Bank—Bank of Communications Schroder Blue Chip Equity Securities Investment Fund (中國建設銀行—交銀施羅德藍籌股票證券投資基金)	15,080,000	A shares
Huaxia Bank-Desheng Selective Equity Securities Investment Fund (華夏銀行股份有限公司－德勝精選股票證券投資基金)	14,725,490	A shares
China CITIC Bank — China Merchants Prime Growth Equity Securities Investment Fund (中信實業銀行－招商優質成長股票型證券投資基金)	11,744,583	A shares
Agricultural Bank of China—Bank of Communications Schroder Growth Equity Securities Investment Fund (中國農業銀行－交銀施羅德成長股票證券投資基金)	10,999,984	A shares

3 SIGNIFICANT EVENTS

3.1 Particulars of, and reasons for, material changes in major accounting items and financial indicators

☑ Applicable ☐ Not Applicable

1. The closing balance of cash and bank balances was RMB56,915.37 million, representing an increase of 107.05% as compared to the beginning of the year, which was mainly attributable to significant growth of monetary fund from the public issue of A shares and H shares of the Company during the reporting period;

2. The closing balance of long-term receivables was RMB545.64 million, representing a decrease of 47.22% as compared to the beginning of the year, which was primarily due to recovery of certain receivables during the reporting period;

3. The closing balance of dividend payable was RMB23.20 million, representing a decrease of 97.76% as compared to the beginning of the year, which was principally owing to payment of special distribution to the controlling shareholder during the reporting period;

4. The closing balance of long-term payables was RMB1,827.63 million, representing an increase of 50.84% as compared to the beginning of the year, which was primarily attributable to the increase in transferred loans for equipment import during the reporting period;

5. The closing balance of specific payables was RMB147.67 million, representing an increase of 46.32% as compared to the beginning of the year, which was mainly owing to the special grants received in respect of the BOT project of the subsidiary of the Company from the government during the reporting period;

6. The closing balance of capital reserve was RMB30,002.36 million, representing an increase of 1019.86% as compared to the beginning of the year, which was attributable to the increase in capital reserve arising from share premium from the public issue of A shares and H shares during the reporting period;

7. The closing balance of undistributed profits was RMB997.97 million, representing an increase of 241.64% as compared to the beginning of the year, which was primarily attributable to the net profit for the reporting period.

3.2 Note and analysis of the progress of significant events and their impact and solution

☑ Applicable ☐ Not Applicable

1. Under the approval (ZJXK [2008] No.240) of the China Securities Regulatory Commission, the Company initially and publicly issued 2,450,000,000 shares RMB ordinary shares ("A Shares") in the domestic market from 25 February 2008 to 26 February 2008. The issue price was RMB9.08 per A share, with a total proceeds of approximately RMB22,246 million. After deducting the listing expenses of RMB520 million, the net proceeds amounted to RMB21,726 million. Such shares were listed on Shanghai Stock Exchange on 10 March 2008.

2. Under the Approval on Issue of Overseas Listed Foreign Invested Shares (ZJXK Zi [2008] No.149) of China Railway Construction Corporation Limited issued by the China Securities Regulatory Commission, the Company was permitted to issue not more than 1,961,900,000 H shares (including 255,900,000 shares under over-allotment option). The Company globally offered 1,706,000,000 H shares from 29 February 2008 to 5 March 2008. Such new H shares together with 170,600,000 H shares as transferred by the State-owned shareholder of the Company to the National Council for Social Security Fund of the PRC ("NSSF") for the reduction of State-owned shares which have been converted into overseas listed foreign invested shares (totalling 1,876,600,000 H shares) and were listed on the Hong Kong Stock Exchange on 13 March 2008. The issue price of H shares was HK$10.70 per share, with a total proceeds of approximately HK$18,300 million (before deducting the offering expenses).

3. On 31 March 2008, the over-allotment option was partially exercised by the Joint Global Coordinators for the Global Offering, whereby additional 181,541,500 H shares in the Company were issued at the price of HK$10.70 per share. The Company additionally raised HK$1,942 million (before deducting the offering expenses) from the partial exercise of the over-allotment option. Meanwhile, the relevant State-owned shareholder of the Company transferred additional 18,154,500 shares to NSSF which were than converted into H shares. The said 199,696,000 H shares including the H shares additionally issued by the Company upon the partial exercise of over-allotment option and those additionally transferred by the State-owned shareholder of the Company to NSSF and converted into H shares were listed on the Hong Kong Stock Exchange on 8 April 2008. The proceeds were received on the same day.

3.3 Performance of undertakings given by the Company, shareholders and de facto controllers

☑ Applicable ☐ Not Applicable

As disclosed in the prospectus of the Company, the Company has not obtained building ownership certificates for 822 buildings. Though lacking of building ownership certificates, as they are the properties built and invested by the subsidiaries of the Company, such buildings have relevant accounting invoices and construction proofs. China Railway Construction Corporation ("CRCCG"), the controlling shareholder of the Company undertook that it will apply or procure its subsidiaries to endeavour to apply for building ownership certificates at the relevant building administration authorities within 6 months commencing from the date of the restructuring of the Company (within the validity period of relevant title certificates and after the completion of construction as for properties without building ownership certificates but with effective property title certificates or permission for construction in progress). The holders of such building ownership certificates shall be the Company and/or its subsidiaries; and CRCCG shall bear all charges, expenses and claims arising from or in connection with aforesaid applications and indemnify the Company for any loss, claim, expense and charges resulting therefrom.

Among the aforesaid buildings owned by the subsidiaries of the Company, 95 buildings with a total gross floor area of 128,094.03 sq.m. were erected on the 43 parcels of allocated land of CRCCG. Since CRCCG has not obtained the granted land use rights for the 43 parcels of allocated land, though the subsidiaries of the Company can legally use such buildings, any sale or mortgage or disposal in other form of such buildings may not be conducted until CRCCG obtains the granted land use rights for the 43 parcels of land, and transfers them to the Company or its subsidiaries or compensates the land premium. CRCCG undertook to agree and ensure the subsidiaries of the Company continuing to use the 43 parcels of land at nil consideration on as-is basis; and either lease or transfer the land use rights of the 43 parcels of land to the Company or its subsidiaries after the completion of the land granting procedures (which will be completed within 12 months since the incorporation of the Company); and undertook to indemnify the Company in full for any loss, claim, expense and charge resulting from the use of the 43 parcels of land at nil consideration by the Company, and has made relevant arrangement for rights and obligations of both parties in case that it would not be able to obtain the land use rights of the 43 parcels or could not lease or transfer such land use rights to the Company.

For those buildings leased for use by the Company and/or its subsidiaries which have not obtained ownership certificates, CRCCG undertook in the Restructuring Agreement that: it will ensure the Company and/or its subsidiaries to use such buildings without disputes. If there is a ownership dispute on such buildings, CRCCG will be responsible for solving all disputes arsing from it, and will bear all liabilities and relevant charges, expenses and claims arising from it. It will ensure the normal production and operation of the Company not to be affected and indemnify the Company and/or its subsidiaries for any losses resulting therefrom.

The Company owned 836 parcels of land in total, including 349 parcels of original allocated land which are in the process of applying for land use rights by way of capital contribution by the State, and 53 parcels which are in the process of applying for land granting procedures. For the aforesaid land pending of getting through legal procedures, CRCCG undertook in accordance with the Restructuring Agreement that it would apply or procure its subsidiaries to apply for land use rights certificates at relevant land administration authorities within 3 months commencing from the date of the Restructuring. The holders of such land use rights certificates shall be the Company and/or its subsidiaries accordingly. CRCCG shall bear all charges, expenses and claims arising from or in connection with the aforesaid applications, and indemnify the Company for any loss, claim, expense and charges resulting therefrom, except for land premium legally payable and legal expenses in applying for relevant certificates which shall be borne by the Company.

During the reporting period, the Company was in the process of applying for building ownership certificates, changing and applying for land use rights certificates. 17 parcels of land have completed procedures for land granting and have obtained land use rights certificates. CRCCG has actively performed its undertaking and procured its subsidiaries to apply for relevant certificates.

3.4 Warning and explanation on reasons for accumulated net loss expected to be recorded from the beginning of the year to the end of the next reporting period or material change as compared to those of the same period of last year

☐ Applicable ☑ Not Applicable

3.5 Securities Investment

☑ Applicable ☐ Not Applicable

Unit: RMB'000

No.	Stock code	Short form of securities	Number of shares held as at 31 March 2008	Initial invested proceeds	Book value as at 31 March 2008	Book value as at 1 January 2008	Ledger
1	601328	Bank of Communications	34,440,228	50,421.30	173,499.00	263,612.30	Available-for-sale financial assets/ held-for trading financial assets
2	184692	Yulong Fund (基金裕隆)	20,090,700	20,569.80	55,369.97	61,316.80	Held-for trading financial assets
3	500009	Anshun Fund (基金安順)	15,300,000	11,881.70	32,849.10	38,693.70	Held-for trading financial assets
4	000639	Ginde Development	1,291,700	2,126.90	18,936.41	20,878.90	Available-for-sale financial assets
5	600885	LINUO SOLAR	1,092,000	1,440.00	12,427.00	12,427.00	Available-for-sale financial assets
6	002159	Sante Cableway	1,000,000	3,000.00	8,925.00	10,690.00	Available-for-sale financial assets
7	500011	Jinxin Fund (基金金鑫)	3,600,000	3,350.20	7,077.60	8,780.40	Held-for trading financial assets
8	000759	Wuhan Zhongbai	412,500	412.50	5,750.25	7,755.00	Available-for-sale financial assets
9	600809	Shanxi Fenjiu	200,000	708.10	3,986.00	7,360.00	Available-for-sale financial assets
10	601939	Construction Bank	283,000	1,825.40	1,927.23	2,787.60	Held-for trading financial assets
Total			—	95,735.90	320,747.56	434,301.70	—

CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

Legal representative: **Li Guorui**

25 April 2008

4 APPENDIX

4.1 Consolidated Balance Sheet

31 March 2008

Prepared by: China Railway Construction Corporation Limited
Unit: RMB'000, Unaudited

Item	Closing balance	Opening balance
Current assets:		
Cash and bank balances	**56,915,366**	27,488,294
Held-to-maturity investments	**25,000**	25,000
Held-for-trading financial assets	**106,538**	125,131
Bills receivables	**136,403**	162,108
Account receivables	**27,763,051**	30,102,895
Advances to suppliers	**17,242,557**	13,392,906
Interest receivable	**16,162**	17,166
Dividend receivable	**839**	839
Other receivables	**11,900,420**	10,132,507
Inventories	**15,240,715**	11,889,329
Construction contract	**35,295,985**	35,928,314
Non-current assets due within 1 year		
Other current assets		
Total current assets	**164,643,036**	129,264,489

Non-current assets:		
Available-for-sale financial assets	**244,652**	343,988
Held-to-maturity investments	**17,938**	18,358
Long-term receivables	**545,641**	1,033,832
Long-term equity investments	**855,267**	1,067,215
Investment Property		
Fixed assets	**14,781,282**	14,661,637
Construction in progress	**1,358,545**	1,336.320
Construction materials		
Disposal of fixed assets		
Intangible assets	**6,001,695**	5,929,956
Development expenditure		
Goodwill		
Long-term deferred expenses	**75,543**	81,750
Deferred income tax assets	**3,074,655**	3,140,236
Other non-current assets		
Total non-current assets	**26,955,218**	27,613,292
Total assets	**191,598,254**	156,877,781
Current liabilities:		
Short-term loans	**15,899,292**	17,571,659
Short-term corporate bonds	**813,057**	2,013,057
Held-for-trading financial liabilities		
Bills payable	**2,742,617**	3,023,454
Account payables	**37,725,021**	41,653,339
Advances from customers	**38,870,216**	32,624,866
Construction contract	**17,167,211**	17,391,764
Staff remuneration payable	**5,688,838**	5,812,891
Taxes payable	**2,017,725**	2,747,023
Interest payable	**55,960**	53,141
Dividend payable	**23,199**	1,036,586
Other payables	**11,893,458**	12,981.694
Accrued liabilities (due within 1 year)	**7,610**	7,610
Deferred revenue (due within 1 year)	**22,296**	18,079
Non-current liabilities due within one year	**854,025**	1,206,337
Other current liabilities		
Total current liabilities	**133,780,525**	138,141,500

Non-current liabilities:		
Long-term borrowings	**5,574,767**	5,108,747
Bonds payable		
Long-term payables	**1,827,632**	1,211,618
Specific payables	**147,669**	100,922
Accrued liabilities		
Deferred revenue (long-term liabilities)	**166,400**	177,692
Deferred income tax liabilities	**171,490**	194,994
Other non-current liabilities		
Staff remuneration payable	**6,512,330**	6,668,470
Total non-current liabilities	**14,400,288**	13,462,443
Total liabilities	**148,180,813**	151,603,943
Owners' equity (Shareholders' equity):		
Paid-up capital (or share capital)	**12,156,000**	8,000,000
Capital reserve	**30,002,362**	-3,261,607
Less: Treasury share		
Surplus reserve		
Retained earnings	**997,970**	292,115
Currency translation differences	**31,828**	27,452
Total owners' equity attributable to the equity holder of the company	**43,188,160**	5,057,960
Minority interests	**229,281**	215,878
Total owners' equity	**43,417,441**	5,273,838
Total liabilities and owner's equity	**191,598,254**	156,877,781

Legal Representative of the Company:	*Person-in-charge of accounting:*	*Head of Accounting Department:*
Li Guorui	**Zhuang Shangbiao**	**Yu Xingxi**

Balance Sheet of the Parent Company

31 March 2008

Prepared by: China Railway Construction Corporation Limited
Unit: RMB'000, Unaudited

Items	Closing balance	Opening balance
Current assets:		
Cash and bank balances	**31,947,908**	2,055,928
Held-for-trading financial assets	**105,205**	123,798
Bills receivable		
Account receivable	**8,906**	11,743
Advances from customers	**2,579,380**	2,163,802
Interest receivable		97
Dividend receivable	**215,481**	215,481
Other receivables	**6,451,796**	3,690,568
Inventories	**6,787**	3,778
Construction contract	**1,063,323**	1,138,383
Non-current assets due within 1 year		
Other current assets		
Total current assets	**42,378,786**	9,403,578
Non-current assets:		
Available-for-sale financial assets	**99,636**	155,788
Held-to-maturity investments		
Long-term receivables		
Long-term equity investments	**13,976,272**	12,092,988
Investment property		
Fixed assets	**38,660**	40,327
Construction in progress		
Construction materials		
Disposal of fixed assets		
Intangible assets		
Development expenditure		

Goodwill		
Long-term deferred expenses		
Deferred income tax assets	**13,020**	10,827
Other non-current assets		
Total non-current assets	**14,127,588**	12,299,930
Total assets	**56,506,374**	21,703,508
Current liabilities:		
Short-term loans	**245,860**	4,115,574
Short-term financing bonds	**813,057**	2,013,057
Held-for-trading financial liabilities		
Bills receivable		
Account payable	**150,943**	241,102
Advances from customers	**3,661,144**	1,720,748
Staff remuneration payable	**26,051**	39,178
Taxes payable	**-243,830**	-262,823
Interest payable		
Dividend payable		16,420
Other payables	**2,160,628**	1,753,181
Non-current liabilities due within one year	**10,000**	60,000
Other current liabilities		
Total current liabilities	**6,823,853**	9,696,437
Non-current liabilities:		
Long-term borrowings	**2,251,017**	2,043,865
Bonds payable		
Long-term payables	**458,278**	458,278
Specific payables		
Accrued liabilities		
Deferred income tax liabilities		11,845
Other non-current liabilities		
Staff remuneration payables	**42,203**	36,880
Total non-current liabilities	**2,751,498**	2,550,868
Total liabilities	**9,575,351**	12,247,305

Owners' equity (Shareholders' equity):

Paid-up capital (or share capital)	**12,156,000**	8,000,000
Capital reserve	**34,830,996**	1,534,279
Less: Treasury share		
Surplus reserve		
Accumulated losses	**-46,282**	-78,076
Currency translation difference	**-9,691**	
Total owners' equity (shareholders' equity) attributable to the parent company	**46,931,023**	9,456,203
Total owners' equity (shareholders' equity)	**46,931,023**	9,456,203
Total liabilities and owners' equity (shareholders' equity)	**56,506,374**	21,703,508

Legal Representative of the Company:	*Person-in-charge of accounting:*	*Head of Accounting Department:*
Li Guorui	**Zhuang Shangbiao**	**Yu Xingxi**

4.2 Consolidated Income Statement

January to March 2008

Unit: '000 Currency: RMB Type: Unaudited

Items	**Amount of current period**
1. Total operating income	**32,888,122**
Including: Revenue from operations	**32,888,122**
Interest income	
Income from fee and commission	

2.	**Total operating costs**	**32,010,747**
	Including: Operating cost	**29,601,375**
	Interest payments	
	Operating taxes and surcharges	**1,009,509**
	Selling expenses	**129,923**
	Administrative expenses	**1,361,250**
	Finance cost	**99,998**
	Impairment loss	**-45,806**
	Add: Gains from changes in fair value (loss is represented by "-")	**-19,115**
	Gains from investment (loss is represented by "-")	**164,617**
	Including: Gains from investment in associates and joint ventures	**1,040**
	Gains from foreign currencies exchange (loss is represented by "-")	
3.	**Profit from operations (loss is represented by "-")**	**877,375**
	Add: Non-operating income	**46,621**
	Less: Non-operating expense	**26,186**
	Including: Loss from disposal of non-current assets	**12,413**
4.	**Total profit (total loss is represented by "-")**	**897,810**
	Less: Income tax expense	**193,551**
5.	**Net profit (net loss is represented by "-")**	**704,259**
	Net profit attributable to equity holders of the parent company	**705,855**
	Minority interests	**-1,596**
6.	**Earnings per share:**	
	(I) Basic earnings per share (RMB)	**0.079**
	(II) Diluted earnings per share	**N/A**

Legal Representative of the Company:	*Person-in-charge of accounting:*	*Head of Accounting Department:*
Li Guorui	**Zhuang Shangbiao**	**Yu Xingxi**

Income statement of the Parent Company

January — March 2008

Unit: '000 Currency: RMB Type: Unaudited

Items		Amount for the period
1.	**Revenue from operations**	**137,325**
	Less: Operating costs	**122,904**
	Business taxes and surcharges	**4,205**
	Selling expenses	**3,840**
	Administrative expenses	**50,907**
	Finance expenses	**-89,015**
	Impairment loss	**0**
	Add: Gains from changes in fair value (loss is represented by "-")	**-19,115**
	Gains from investment (loss is represented by "-")	**6,417**
	Including: Investment income from associates and jointly controlled entities	**1,107**
2.	**Profit from operations (loss is represented by "-")**	**31,786**
	Add: Non-operating income	**8**
	Less: Non-operating expenses	**0**
	Including: Net losses from disposal of non-current assets	**0**
3.	**Total profit (total loss is represented by "-")**	**31,794**
	Less: Income tax expenses	**0**
4.	**Net profit (net loss is represented by "-")**	**31,794**

Legal Representative of the Company:	*Person-in-charge of accounting:*	*Head of Accounting Department:*
Li Guorui	**Zhuang Shangbiao**	**Yu Xingxi**

4.3 Consolidated Cash Flow Statement

January - March 2008

Unit: '000 Currency: RMB Type: Unaudited

Items	Amount for the period
1. Cash flows from operating activities:	
Cash received from sale of goods and provision of services	**41,053,199**
Net increase in disposal of trading financial assets	
Cash received from interest, fees and commission	
Tax rebates	**17,192**
Other cash received from activities related to operation	**191,067**
Sub-total of cash inflow from operating activities	**41,261,458**
Cash paid for goods purchased and service rendered	**35,201,301**
Cash paid for interest, fees and commission	
Cash paid to and on behalf of employee	**3,123,921**
Taxes payments	**1,574,518**
Other cash paid for activities related to operation	**415,868**
Sub-total of Cash outflow from operating activities	**40,315,608**
Net cash inflow from operating activities	**945,850**
2. Cash flows from investment activities:	
Cash received from investment	**8,874**
Cash received from gains in investment	**6,845**
Net cash received from disposal of fixed assets, intangible assets and other long term assets	**92,372**
Net cash received from disposal of subsidiaries and other operating entities	—
Other cash received from activities related to investment	**271,673**
Sub-total of cash inflow from investment activities	**379,764**
Cash paid for purchase of fixed assets, intangible assets and other long term assets	**2,442,022**
Cash paid for investment	
Net cash paid for acquiring subsidiaries and other operating entities	
Other cash paid for activities related to investment	**14,900**
Sub-total of cash outflow from investment activities	**2,456,922**
Net cash outflow from investment activities	**-2,077,158**

3.	**Cash flows from financing activities:**	
	Proceeds received from investments	**37,494,830**
	Including: Proceeds received by subsidiaries from minority shareholders' investment	**1,500**
	Cash received from borrowings	**6,280,576**
	Cash received from issuing bonds	
	Other cash received from financing-related activities	
	Sub-total of cash inflow from financing activities	**43,775,406**
	Repayment of borrowings	**9,059,669**
	Cash paid for dividend and profit distribution or interest repayment	**1,279,864**
	Including: Dividend and profit paid by subsidiaries to minority shareholders	
	Other cash paid for financing-related activities	**205,018**
	Sub-total of cash outflow from financing activities	**10,544,551**
	Net cash inflow from financing activities	**33,230,855**
4.	**Effect of foreign exchange rates on cash and cash equivalents**	**17,396**
5.	**Net increase in cash and cash equivalents**	**32,116,943**
	Add: Balance of cash and cash equivalents at beginning of the period	**23,188,491**
6.	**Balance of cash and cash equivalents at end of the period**	**55,305,434**

Legal Representative of the Company:	*Person-in-charge of accounting:*	*Head of Accounting Department:*
Li Guorui	**Zhuang Shangbiao**	**Yu Xingxi**

Cash Flow Statement of the Parent Company

January - March 2008

Unit: '000 Currency: RMB Type: Unaudited

Items	Amount for the period
1. Cash flows from operating activities:	
Cash received from sale of goods and provision of services	1,137,389
Tax rebates	
Other cash received from activities related to operation	2,065,251
Sub-total of cash inflow from operating activities	3,202,640
Cash paid for goods purchased and service rendered	701,586
Cash paid to and on behalf of employees	25,470
Taxes payments	4,679
Other cash paid for activities related to operation	1,189,583
Sub-total of cash outflow from operating activities	1,921,318
Net cash inflow from operating activities	1,281,322
2. Cash flows from investment activities:	
Cash received from investment	5,310
Cash received from gains in investment	
Net cash received from disposal of fixed assets, intangible assets and other long term assets	
Net cash received from disposal of subsidiaries and other operating entities	
Other cash received from activities related to investment	174,364
Sub-total of cash inflow from investment activities	179,674
Cash paid for purchase of fixed assets, intangible assets and other long term assets	1,399
Cash paid for investment	1,884,467
Net cash paid for acquiring subsidiaries and other operating entities	
Other cash paid for activities related to investment	
Sub-total of cash outflow from investment activities	1,885,866
Net cash outflow from investment activities	-1,706,192

3. Cash flow from financing activities:	
Proceeds received from investments	37,494,830
Cash received from borrowings	757,152
Other cash received from financing-related activities	
Sub-total of cash inflow from financing activities	38,251,982
Repayment of borrowings	5,695,870
Cash paid for dividend and profit distribution or interest repayment	84,644
Other cash paid for financing-related activities	2,144,474
Sub-total of cash outflow from financing activities	7,924,988
Net cash inflow from financing activities	30,326,994
4. Effect of foreign exchange rate cash and cash equivalents	-10,144
5. Net increase in cash and cash equivalents	29,891,980
Add: Balance of cash and cash equivalents at beginning of the period	2,015,928
6. Balance of cash and cash equivalents at end of the period	31,907,908

Legal Representative of the Company:	*Person-in-charge of accounting:*	*Head of the Accounting Department:*
Li Guorui	**Zhuang Shangbiao**	**Yu Xingxi**

By order of the Board of Directors
China Railway Construction Corporation Limited
Chairman
Li Guorui

Beijing, the PRC
25 April 2008

As at the date of this announcement, the Board comprises: Mr. Li Guorui (Chairman and non-executive director), Mr. Ding Yuanchen (Vice chairman and executive director), Mr. Jin Puqing (President and executive director), Mr. Huo Jingui (Non-executive director), Mr. Wu Xiaohua (Non-executive director), Mr. Li Kecheng (Independent non-executive director), Mr. Zhao Guangjie (Independent non-executive director), Mr. Wu Taishi (Independent non-executive director) and Mr. Ngai Wai Fung (Independent non-executive director).



中国铁建

中國鐵建股份有限公司

China Railway Construction Corporation Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1186)

Announcement

Election of Means and Language of Receipt of Corporate Communications

This announcement is made pursuant to note (8) of Rule 2.07B(2) of the Hong Kong Listing Rules.

INTRODUCTION

For the purposes of cost saving and environmental protection, the Company, pursuant to the applicable laws and regulations and the Company's Article of Association, is making the arrangements described below to ascertain the H Shareholders' preferences as to the choice of means of receipt (in printed form or by electronic means) and language (in English only, in Chinese only or both English and Chinese) of the future Corporate Communications.

PROPOSED ARRANGEMENTS

In accordance with the applicable laws and regulations and the Company's Article of Association, the following arrangements will be made by the Company:

1. The Company will send a letter on 30 April 2008 (the "First Letter") together with a reply form (the "Reply Form"), prepared in English and Chinese, and a pre-paid addressed envelope to the H Shareholders to enable them to elect to receive the future Corporate Communications: (i) through the Company's website: www.crcc.cn; or (ii) to receive a printed English version only; or (iii) to receive a printed Chinese version only; or (iv) to receive both the printed English and Chinese versions; or (v) to receive a Financial Summary or a complete annual report of the Company. The First Letter explains that if no reply is received from the H Shareholders by 30 May 2008, the arrangements described below will apply, where applicable:

   - the printed Chinese version of each future Corporate Communication (if a Financial Summary is available, the Financial Summary in place of a complete annual report) will be sent to all Hong Kong H Shareholders who are natural persons with a Chinese name using a Hong Kong address; and

   - the printed English version of each future Corporate Communication (if a Financial Summary is available, the Financial Summary in place of a complete annual report) will be sent to all overseas H Shareholders and all Hong Kong H Shareholders (other than natural persons with a Chinese name) using a Hong Kong address.

   Whether an H Shareholder is a Hong Kong or an overseas shareholder will be determined by the address of that shareholder appearing on the register of members of the Company maintained by the H Share Registrar.

   If the Reply Form is received from the H Shareholders after 30 May 2008, the Company will respect the H Shareholders' election and will, subject to applicable laws and regulations, endeavour to comply with the H Shareholders' election.

   The H Shareholders are entitled at any time to change their choice of means of receipt and language of the Corporate Communications by giving reasonable notice in writing to the H Share Registrar.

2. With respect to the H Shareholders who choose to receive the Corporate Communications in printed form, the Company will send the selected language version of the Corporate Communications to those H Shareholders who have made a selection unless and until they notify the H Share Registrar in writing that they wish to receive the Corporate Communications in the other (or both) language(s), or by electronic means (through the Company's website).

3. When each printed Corporate Communication is sent out in accordance with the arrangements described in paragraphs 1 and 2 above, a letter (the "Second Letter") and a change request form (the "Change Request Form"), prepared in English and Chinese, will be attached to or printed in the relevant Corporate Communication, together with a pre-paid addressed envelope, specifying that the relevant Corporate Communication prepared in the other language will be available upon request, and that the H Shareholders may change their choice of means of receipt and language of subsequent Corporate Communications by completing the Change Request Form and returning it to the H Share Registrar.

4. All Corporate Communications in both English and Chinese, and in accessible format, will be available on the Company's website at www.crcc.cn. Soft copies of both languages of all such Corporate Communications will be filed with the Hong Kong Stock Exchange on the same day they are despatched to the H Shareholders, or on such other day as required by the Hong Kong Stock Exchange or pursuant to the Hong Kong Listing Rules.

5. The Company is providing a dial-up hotline service (Tel: (852) 2862 8555) during business hours (9:00 a.m. to 6:00 p.m., Monday to Friday, excluding public holidays) to enable the H Shareholders to make enquiry of the Company's proposed arrangements set out above.

6. The First Letter and the Second Letter will mention that both languages of each Corporate Communications will be available on the Company's website and that the dial-up hotline service has been provided as mentioned in paragraphs 4 and 5 above.

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"Company"	China Railway Construction Corporation Limited
"Corporate Communication(s)"	any document(s) issued or to be issued by the Company for the information or action of holders of any of the Company's securities as defined in Rule 1.01 of the Hong Kong Listing Rules
"Financial Summary"	a summary financial report (if available) of the Company which complies with the relevant provisions of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"H Shareholder(s)"	holders of H shares of the Company
"H Share Registrar"	Computershare Hong Kong Investor Services Limited, at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong
"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited

Yours faithfully,
For and on behalf of the Board
China Railway Construction Corporation Limited
LI, Tingzhu LAW, Chun Biu
Joint Company Secretaries

Beijing, PRC
30 April 2008

As at the date of this announcement, the board of directors of the Company comprises: Mr. LI Guorui (Chairman and Non-executive Director), Mr. DING Yuanchen (Vice chairman and Executive Director), Mr. JIN Puqing (Executive Director and President), Mr. HUO Jingui (Non-executive Director), Mr. WU Xiaohua (Non-executive Director), Mr. LI Kecheng (Independent non-executive Director), Mr. ZHAO Guangjie (Independent non-executive Director), Mr. WU Taishi (Independent non-executive Director), Mr. NGAI Wai Fung (Independent non-executive Director).

RECEIVED
2008 JUL -7 A 7:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE



中国铁建

中國鐵建股份有限公司

China Railway Construction Corporation Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1186)

Dear H Shareholders,

Election of Means and Language of Receipt of Corporate Communications

Pursuant to the applicable laws and regulations and the Articles of Association of China Railway Construction Corporation Limited (the "Company"), we are writing to seek your election in relation to the following matters regarding the corporate communications of the Company ("Corporate Communications") to be despatched in the future.

Corporate Communications include any documents to be issued by the Company for your information or action, including but not limited to:

(a) annual report;

(b) interim report;

(c) notice of meeting;

(d) listing document; and

(e) circular.

You may choose:

(1) to read the website version of all Corporate Communications published on the Company's website ("Website Alternative") in place of receiving printed copies; or

(2) to receive the printed English version only of a summary financial report of the Company which complies with the relevant provisions of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) (the "Financial Summary") (if available) and other Corporation Communications; or

(3) to receive the printed Chinese version only of the Financial Summary (if available) and other Corporation Communications; or

(4) to receive both the printed English and the printed Chinese versions of the Financial Summary (if available) and other Corporate Communications; or

(5) to receive the printed English version only of the complete annual report and other Corporation Communications; or

(6) to receive the printed Chinese version only of the complete annual report and other Corporation Communications; or

(7) to receive both the printed English and the printed Chinese versions of the complete annual report and other Corporation Communications.

For the purposes of cost saving and environmental protection, we recommend you to take advantage of selecting the Website Alternative. Even if you have chosen the Website Alternative, you reserve the right at any time by reasonable notice in writing to the Company's H share registrar to change your choice.

Please tick the appropriate box in the enclosed Reply Form and sign and return the same with the envelope provided to the Company's H share registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. If your registered address is within Hong Kong, the enclosed envelope will be postage prepaid and you will not need to affix a stamp when returning your Reply Form. Otherwise, please affix an appropriate stamp.

If we do not receive the Reply Form from you by 30 May 2008 and until you inform the Company's H share registrar by reasonable notice in writing, only a printed Chinese version of the Corporate Communications (if a Financial Summary is available, the Financial Summary in place of a complete annual report) will be sent to you if you are a shareholder who is a natural person with a Chinese name and has an address in Hong Kong appearing on the H share register of members of the Company. Otherwise, we will only send you a printed English version of the Corporate Communications (if a Financial Summary is available, the Financial Summary in place of a complete annual report). If we receive your Reply Form after 30 May 2008, we will respect your election and will, subject to applicable laws and regulations, endeavour to comply with your election.

Please note that: (a) both the printed English and Chinese versions of the Corporate Communications will be available from the Company or the Company's H share registrar on request; and (b) both the English and Chinese versions of the Corporate Communications will be available on the Company's website at www.crcc.cn and the website of The Stock Exchange of Hong Kong Limited.

Should you have any queries relating to this letter, please contact us by calling the hotline at (852) 2862 8555 during business hours (9:00 a.m. to 6:00 p.m., Monday to Friday, excluding public holidays).

Yours faithfully,
For and on behalf of the Board
China Railway Construction Corporation Limited
LI, Tingzhu LAW, Chun Biu
Joint Company Secretaries

Beijing, PRC
30 April 2008

As at the date of this letter, the board of directors of the Company comprises: Mr. LI Guorui (Chairman and Non-executive Director), Mr. DING Yuanchen (Vice chairman and Executive Director), Mr. JIN Puqing (Executive Director and President), Mr. HUO Jingui (Non-executive Director), Mr. WU Xiaohua (Non-executive Director), Mr. LI Kecheng (Independent non-executive Director), Mr. ZHAO Guangjie (Independent non-executive Director), Mr. WU Taishi (Independent non-executive Director) and Mr. NGAI Wai Fung (Independent non-executive Director).

Reply Form 回條

To: China Railway Construction Corporation Limited (the "Company")
c/o Computershare Hong Kong Investor Services Limited
Rooms 1806-1807, 18th Floor,
Hopewell Centre, 183 Queen's Road East,
Wanchai, Hong Kong

致：中國鐵建股份有限公司(「本公司」)
經香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心18樓1806-1807室

I/We would like to receive the Corporate Communications of the Company as indicated below:
本人／我們希望以下列方式收取本公司之公司通訊：
(Please tick **ONLY ONE** of the following boxes)
(請從下列選擇中，僅在其中一個空格內劃上「✓」號)

☐ to read the **Website Alternative** in place of receiving printed copies; **OR**
瀏覽網上的相應內容以代替印刷本；**或**

☐ to receive the **printed English version** only of the Financial Summary (if available) and other Corporate Communications; **OR**
僅收取財務摘要(「如有者」)及其他公司通訊的**英文印刷本；或**

☐ to receive the **printed Chinese version** only of the Financial Summary (if available) and other Corporate Communications; **OR**
僅收取財務摘要(「如有者」)及其他公司通訊的**中文印刷本；或**

☐ to receive **both the printed English and the printed Chinese versions** of the Financial Summary (if available) and other Corporate Communications; **OR**
收取財務摘要(「如有者」)及其他公司通訊的**英文和中文印刷本；或**

☐ to receive the **printed English version** only of the complete annual report and other Corporate Communications; **OR**
僅收取年度報告全文及其他公司通訊的**英文印刷本；或**

☐ to receive the **prined Chinese version** only of the complete annual report and other Corporate Communications; **OR**
僅收取年度報告全文及其他公司通訊的**中文印刷本；或**

☐ to receive **both the printed English and the printed Chinese versions** of the complete annual report and other Corporate Communications.
收取年度報告全文及其他公司通訊的**英文和中文印刷本。**

Signature
簽名 ______________________________

Contact telephone number:
聯絡電話號碼 ______________________________

Date:
日期 ______________________________

Notes:
附註：

1. Please complete all your details clearly.
請 閣下清楚填妥所有資料。
2. If the Company does not receive this Reply Form by 30 May 2008, all future Corporate Communications will be sent out in the manner specified in the First Letter.
倘若本公司於2008年5月30日仍未收到 閣下的回條，本公司將按函件一內所述之方式把公司通訊寄予閣下。
3. By selecting to read the Website Alternative in place of receiving printed copies, you have expressly consented to waive the right to receive the Corporate Communications in printed form.
在選擇瀏覽網上的相應內容以代替收取印刷本後， 閣下已明示同意放棄收取公司通訊印刷本的權利。
4. If your shares are held in joint names, the H Shareholder whose name stands first on the register of members of the Company in respect of the joint holding should sign on this Reply Form in order to be valid.
如屬聯名股東，則本回條須由該名於本公司股東名冊上就聯名持有股份其姓名位列首位的H股股東簽署，方為有效。
5. The above instruction will apply to all future Corporate Communications to be sent to the H Shareholders until you notify otherwise by reasonable notice in writing to the Company's H share registrar, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East Wanchai, Hong Kong.
上述指示適用於將來寄發予H股股東之所有公司通訊，直至 閣下發出合理書面通知予本公司之H股股份過戶登記處香港中央證券登記有限公司(地址為香港灣仔皇后大道東183號合和中心18樓1806-1807室)另作選擇為止。
6. All future Corporate Communications in both printed English and Chinese versions will be available for inspection from the Company or the Company's H share registrar upon request.
本公司或本公司H股股份過戶登記處將備有所有公司通訊的英文和中文印刷本以供索閱。
7. The H Shareholders are entitled to change the choice of means of receipt or language of the Corporate Communications at any time by reasonable notice in writing to the Company's H share registrar.
H股股東有權隨時發出合理書面通知本公司H股股份過戶登記處，要求更改收取公司通訊之語言版本及方式。
8. Unless expressly defined otherwise, terms defined in the letter from the Company to its H Shareholders dated 30 April 2008 shall have the same meanings in this Relpy Form.
除於本回條另有定義外，否則本公司於2008年4月30日向其H股股東發出的函件中定義的用語在本回條中賦予相同的定義。



中国铁建

中國鐵建股份有限公司

China Railway Construction Corporation Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1186)

NOTICE OF THE 2007 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2007 Annual General Meeting ("**AGM**") of China Railway Construction Corporation Limited (the "**Company**") will be held at 9:30 a.m. on Thursday, 26 June 2008 at Beijing Jingyan Hotel (China Railway Electrification Bureau Building) at No. 29 Shijingshan Road, Shijingshan District, Beijing, the PRC for the purposes of considering, and if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1. To consider and approve the Annual Report of the Company as at 31 December 2007 and its summary.

2. To consider and approve the Working Report of the Board (the "**Board**") of Directors of the Company for the year ended 31 December 2007.

3. To consider and approve the Working Report of the Supervisory Committee of the Company for the year ended 31 December 2007.

4. To consider and approve the audited financial statements of the Company for the year ended 31 December 2007.

5. To consider and approve the proposal for the profit distribution (if any) of the Company for the year ended 31 December 2007.

6. To consider and approve the re-appointments of Ernst & Young, Hong Kong Certified Accountants and Ernst & Young Hua Ming (安永華明會計師事務所) as the external auditors of the Company.

SPECIAL RESOLUTIONS

1. To consider and to authorise the granting of a general mandate to the Board to issue overseas listed foreign invested shares (the "**H Shares**") of the Company:

"**THAT**:

(a) The Board be and is hereby granted, during the Relevant Period (as hereafter defined), an unconditional general mandate to issue, allot and/or deal with additional H Shares, and to make or grant offers, agreements or options in respect thereof, subject to the following conditions:

(i) such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii) the number of the H Shares to be issued and allotted or agreed conditionally or unconditionally to be issued and allotted by the Board shall not exceed 20% of its existing H Shares at the date of this resolution; and

(iii) the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained.

(b) For the purposes of this special resolution:

"**Relevant Period**" means the period from the passing of this special resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this special resolution; or

(ii) the expiration of the 12-month period following the passing of this special resolution; or

(iii) the date on which the authority granted to the Board set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting.

(c) Contingent on the Board resolving to issue H Shares pursuant to paragraph (a) of this special resolution, the Board be authorized to increase the registered capital of the Company to reflect the number of H Shares authorized to be issued by the Company pursuant to paragraph (a) of this special resolution and to make such appropriate and necessary amendments to the Articles of Association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect the issuance of H Shares pursuant to paragraph (a) of this special resolution and the increase in the registered capital of the Company."

2. To amend the articles in relation to the registered capital of the Company in the Articles of Association of the Company in light of the issue of A shares pursuant to the A share offering of the Company, the issue of H Shares pursuant to the global offering ("**Global Offering**") of H Shares and the issue of additional H Shares upon a partial exercise of an over-allotment option by the Joint Global Coordinators of the Global Offering, details of which are set out in the Annexure to this notice.

By order of the Board
China Railway Construction Corporation Limited
LI Guorui
Chairman

Beijing, PRC
30 April 2008

Notes:

(a) The H share register of members of the Company will be closed from Monday, 26 May 2008 to Thursday, 26 June 2008 (both days inclusive), during which period no transfer of H Shares of the Company will be effected. Any holders of H Shares, whose names appear on the Company's Register of Members at the close of business on Friday, 23 May 2008, are entitled to attend and vote at the AGM after completing the registration procedures for attending the AGM.

The address of Computershare Hong Kong Investor Services Limited, the H share registrar of the Company, is as follows:

Rooms 1806-1807
18/F, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(b) Holders of domestic shares of the Company ("**Domestic Shares**") or H Shares, who intend to attend the AGM, must complete the reply slips for attending the AGM and return them to the Office of the Secretary to the Board of the Company not later than 20 days before the date of the AGM, i.e. no later than Thursday, 5 June 2008.

Details of the Secretary Office to the Board of the Company are as follows:

East, No.40 Fuxing Road
Haidian District
Beijing
The People's Republic of China
Postal code: 100855
Fax: (8610) 5188 7031

(c) Each holder of H Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. Each shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for 2007.

(d) The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e) To be valid, for holders of H Shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Computershare Hong Kong Investors Services Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof in order for such document to be valid.

(f) Each holder of Domestic Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the AGM, Notes (c) to (d) also apply to holders of Domestic Shares, except that the form of proxy or other documents of authority must be delivered to the Secretary Office to the Board of Directors, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the AGM or any adjournment, thereof in order for such documents to be valid.

(g) If a proxy attends the AGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints a corporate representative to attend the AGM, such representative should produce his/her ID card and the notarised copy of the resolution passed by the Board or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(h) The AGM is expected to last for half a day. Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

As at the date of this notice, the Board comprises Mr. LI Guorui (Chairman and non-executive Director), Mr. DING Yuanchen (Vice chairman and executive Director), Mr. JIN Puqing (Executive Director and president), Mr. HUO Jingui (Non-executive Director), Mr. WU Xiaohua (Non-executive Director), Mr. LI Kecheng, Mr. ZHAO Guangjie, Mr. WU Taishi and Mr. NGAI Wai Fung (Independent non-executive Directors).

Proposed amendments to the Articles of Association of the Company

(1) The original Article 22 be deleted and replaced by the new Article 22 as follows:

Article 22 "Upon the establishment of the Company, as approved by the CSRC, the Company publicly issued 2,450,000,000 RMB denominated ordinary shares and 1,706,000,000 overseas listed foreign invested shares, which were listed on the Shanghai Stock Exchange and the Stock Exchange of Hong Kong Limited respectively on 10 March and 13 March 2008.

Pursuant to the Provisional Administrative Measure on Reduction of State-owned Shares to Raise Social Security Fund and the relevant requirements of the State Council, the State-owned shareholder of the Company transferred 170,600,000 State-owned shares held by it to the National Council for Social Security Fund of the PRC when issuing overseas listed foreign invested shares.

As approved by the CSRC, subject to market conditions, an over-allotment option may be exercised, pursuant to which the Company may issue up to additional 255,590,000 overseas listed foreign invested shares, representing 5% of the overseas listed foreign invested shares initially issued under the public offer. On 31 March 2008, the over-allotment option was partially exercised by the Joint Global Coordinators for overseas issue, whereby additional 181,541,500 overseas listed foreign invested shares in the Company were issued. Pursuant to the Provisional Administrative Measure on Reduction of State-owned Shares to Raise Social Security Fund and the relevant requirements of the State Council, the State-owned shareholder of the Company transferred 18,154,500 State-owned shares held by it to the National Council for Social Security Fund of the PRC when issuing overseas listed foreign invested shares under the over-allotment option.

Following the completion of the above issuances, the Company's registered capital is RMB12,337,541,500 whereas the total issued share capital is 12,337,541,500, in which 7,811,245,500 shares or 63.31% are held by CRCCG; 188,754,500 shares or 1.53% are held by the National Council for Social Security Fund of the PRC; 2,450,000,000 shares or 19.86% are held by public holders of domestic shares; and 1,887,541,500 shares or 15.30% are held by holders of overseas listed foreign invested shares (excluding the National Council for Social Security Fund of the PRC)."

(2) The original Article 25 be deleted and replaced by the new Article 25 as follows:

Article 25 "The Company's registered capital was RMB8,000,000,000 at its incorporation. The change in the Company's registered capital, as a result of its initial public offering of domestic shares and overseas listed foreign invested shares and the partial exercise of an over-allotment option, is required to be registered with the State Administration of Industry and Commerce of the PRC."



中国铁建

中國鐵建股份有限公司

China Railway Construction Corporation Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1186)

FORM OF PROXY FOR ANNUAL GENERAL MEETING TO BE HELD ON THURSDAY, 26 JUNE 2008

No. of shares to which this form of proxy relates[1]	
Type of shares (domestic shares or H shares) to which this form of proxy relates[2]	

I/We[3] ____ of
____

being shareholder(s) of **China Railway Construction Corporation Limited** (the "**Company**") **HEREBY APPOINT THE CHAIRMAN OF THE MEETING**[4] or ____________________ of ______________________________ as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Annual General Meeting (the "**Meeting**") of the Company to be held at 9:30 a.m. on Thursday, 26 June 2008 at Beijing Jingyan Hotel (China Railway Electrification Bureau Building), at No. 29 Shijingshan Road, Shijingshan District, Beijing, the PRC and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the Notice of 2007 Annual General Meeting of the Company dated 30 April 2008 ("**AGM Notice**"), and if no such indication is given, as my/our proxy thinks fit.

ORDINARY RESOLUTIONS	For[5]	Against[5]
1. To consider and approve the Annual Report of the Company as at 31 December 2007 and its summary.		
2. To consider and approve the Working Report of the board (the "**Board**") of Directors of the Company for the year ended 31 December 2007.		
3. To consider and approve the Working Report of the Supervisory Committee of the Company for the year ended 31 December 2007.		
4. To consider and approve the audited financial statements of the Company for the year ended 31 December 2007.		
5. To consider and approve the proposal for the profit distribution (if any) of the Company for the year ended 31 December 2007.		
6. To consider and approve the re-appointments of Ernst & Young, Hong Kong Certified Accountants, and Ernst & Young Hua Ming (安永華明會計師事務所) as the external auditors of the Company.		
SPECIAL RESOLUTIONS	**For[5]**	**Against[5]**
1. To consider and to authorise the granting of a general mandate to the Board to issue overseas listed foreign invested shares (the "**H Shares**") of the Company: "**THAT:** (a) The Board be and is hereby granted, during the Relevant Period (as hereafter defined), an unconditional general mandate to issue, allot and/or deal with additional H Shares, and to make or grant offers, agreements or options in respect thereof, subject to the following conditions: (i) such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period; (ii) the number of the H Shares to be issued and allotted or agreed conditionally or unconditionally to be issued and allotted by the Board shall not exceed 20% of its existing H Shares at the date of this resolution; and (iii) the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained. (b) For the purposes of this special resolution: "**Relevant Period**" means the period from the passing of this special resolution until the earliest of: (i) the conclusion of the next annual general meeting of the Company following the passing of this special resolution; or (ii) the expiration of the 12-month period following the passing of this special resolution; or (iii) the date on which the authority granted to the Board set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting.		

SPECIAL RESOLUTIONS	For[5]	Against[5]
(c) Contingent on the Board resolving to issue H Shares pursuant to paragraph (a) of this special resolution, the Board be authorized to increase the registered capital of the Company to reflect the number of H Shares authorized to be issued by the Company pursuant to paragraph (a) of this special resolution and to make such appropriate and necessary amendments to the Articles of Association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect the issuance of H Shares pursuant to paragraph (a) of this special resolution and the increase in the registered capital of the Company."		
2. To amend the articles in relation to the registered capital of the Company in the Articles of Association of the Company in light of the issue of A shares pursuant to the A share offering of the Company, the issue of H Shares pursuant to the global offering (**"Global Offering"**) of H Shares and the issue of additional H Shares upon a partial exercise of an over-allotment option by the Joint Global Coordinators of the Global Offering, details of which are set out in the Annexure to this form of proxy.		

Signature[6]: ______________________ Date: ______________________

Notes:

Important: You should first review the annual report of the Company for the year 2007 before appointing a proxy.

1. Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the issued share capital of the Company registered in your name(s).

2. Please also insert the type of shares (domestic shares or H shares) to which this form of proxy relates.

3. Please insert the full name(s) (in Chinese or in English, as shown in the register of members of the Company) and registered address(es) in **BLOCK LETTERS**.

4. If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend the Meeting and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.**

5. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, TICK IN THE BOX MARKED "AGAINST".** Failure to tick the box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolutions properly put to the Meeting other than those referred to in the AGM Notice.

6. This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorized to sign the same. If this form of proxy is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other document of authorization, must be notarially certified.

7. Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders is present at the Meeting, personally or by proxy, then one of the persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof.

8. To be valid, for holders of domestic shares, this form of proxy, together with the notarially certified power of attorney or other document of authorization, must be delivered to the Office of the Secretary to the Board at the Company's principal place of business at East, No. 40 Fuxing Road, Haidian District, Beijing, The PRC, Postal Code: 100855, not less than 24 hours before the time appointed for the Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Computershare Hong Kong Investor Services Limited, at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong within the same period.

Annexure to the form of proxy

Proposed amendments to the Articles of Association of the Company

(1) The original Article 22 be deleted and replaced by the new Article 22 as follows:

Article 22 "Upon the establishment of the Company, as approved by the CSRC, the Company publicly issued 2,450,000,000 RMB denominated ordinary shares and 1,706,000,000 overseas listed foreign invested shares, which were listed on the Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited on 10 March and 13 March 2008, respectively.

Pursuant to the Provisional Administrative Measure on Reduction of State-owned Shares to Raise Social Security Fund and the relevant requirements of the State Council, the State-owned shareholder of the Company transferred 170,600,000 State-owned shares held by it to the National Council for Social Security Fund of the PRC when issuing overseas listed foreign invested shares.

As approved by the CSRC, subject to market conditions, an over-allotment option may be exercised, pursuant to which the Company may issue up to additional 255,590,000 overseas listed foreign invested shares, representing 15% of the overseas listed foreign invested shares initially issued under the public offer. On 31 March 2008, the over-allotment option was partially exercised by the Joint Global Coordinators for overseas issue, whereby additional 181,541,500 overseas listed foreign invested shares in the Company were issued. Pursuant to the Provisional Administrative Measure on Reduction of State-owned Shares to Raise Social Security Fund and the relevant requirements of the State Council, the State-owned shareholder of the Company transferred 18,154,500 State-owned shares held by it to the National Council for Social Security Fund of the PRC when issuing overseas listed foreign invested shares under the over-allotment option.

Following the completion of the above issuances, the Company's registered capital is RMB12,337,541,500 whereas the total issued share capital is 12,337,541,500, in which 7,811,245,500 shares or 63.31% are held by CRCCG; 188,754,500 shares or 1.53% are held by the National Council for Social Security Fund of the PRC; 2,450,000,000 shares or 19.86% are held by public holders of domestic shares; and 1,887,541,500 shares or 15.30% are held by holders of overseas listed foreign invested shares (excluding the National Council for Social Security Fund of the PRC)."

(2) The original Article 25 be deleted and replaced by the new Article 25 as follows:

Article 25 "The Company's registered capital was RMB8,000,000,000 at its incorporation. The change in the Company's registered capital as a result of its initial public offering of domestic shares and overseas listed foreign invested shares and the partial exercise of an over-allotment option is required to be registered with the State Administration of Industry and Commerce of the PRC."



中国铁建

中國鐵建股份有限公司
China Railway Construction Corporation Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1186)

ANNUAL GENERAL MEETING
REPLY SLIP

To: China Railway Construction Corporation Limited (the "Company")

I/We[1] (Chinese name): ______________________ (English name): ______________________ of

____

being the registered holder(s) of[2] ______________ domestic/H[3] share(s) of RMB1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the Annual General Meeting of the Company to be held at 9:30 a.m. on 26 June 2008 at Beijing Jingyan Hotel (China Railway Electrification Bureau Building), No. 29 Shijingshan Road, Shijingshan District, Beijing, the People's Republic of China.

Date: ______________ 2008 Signature(s): ______________

Notes:

1. Please insert full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in block letters.
2. Please insert the number of shares registered under your name(s).
3. Please delete the inappropriate.
4. The completed and signed reply slip should be delivered to the Secretary Office of the Board of Directors of the Company at the business address of the Company at East, No. 40 Fuxing Road, Haidian District, Beijing 100855, the People's Republic of China on or before 5 June 2008 personally or by mail or by fax (fax number: (8610) 5188 7031).

2. To further consolidate and develop the construction operation, and maintain robust growth in both domestic and overseas markets

To leverage on the opportunities afforded by the continuously active and huge quantity demands in the international and domestic infrastructure markets at present and for a certain period in the future, the Company aims to deeply explore the potentials in domestic and international markets, by keeping its strong and leading positions in both markets. By optimising the operating network, refining its operating teams and improving operating strategies, the Company will further expand its shares in the construction markets for metropolitan railway, building construction, municipal projects and water resources and hydropower projects, and actively explore new business such as environmental protection and energy while consolidating its advantageous positions in the railway and expressway markets. Furthermore, the Company will endeavour to increase the value of outstanding new contracts by fully capitalising on its strong technical capability and equipment strengths for continual expansion into large, sophisticated and new construction projects.

3. To adjust industry structure, improve industry chain and foster new economic growth sources

By taking full advantage of its existing financing and integration capabilities, and focusing on the business development of its core businesses, the Company plans to develop the related industries, integrate its internal resources, adjust industry structure and improve industry chain so as to make the survey and consultation operations, the manufacturing operations and the real estate and logistics operations the focus for new economic growth of the Company as soon as possible, thus strengthening the Company's competitiveness. The Company will carefully select investment projects and optimise investment portfolios so as to ensure higher return of its capital operation.



中国铁建

中國鐵建股份有限公司

China Railway Construction Corporation Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1186)

Overseas Regulatory Announcement

Supplementary Disclosure to 2007 Annual Report

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

I. China Railway Construction Corporation Limited (the "**Company**") makes the following supplementary disclosures in respect of its 2008 operating plan as well as strategies and measures to be adopted for achieving such operating targets:

The operating targets of the Company for 2008 are: To achieve a planned aggregate new contract value of RMB250 billion, and realise an operational revenue of RMB200.8 billion.

To achieve such targets, the Company will focus its efforts on the following aspects in 2008:

1. To emancipate minds, forge ahead actively, and strive to realize sound and rapid growth for the Company

To build on the successful listings, the Company will speed up the progress of reform, keep abreast of time and change its visions. Meanwhile, the Company will continue to emancipate its minds and further enhance its sense of urgency, mission and responsibility, thereby seeking and pushing for the development of the Company in accordance with the principle of scientific development.

2. To further consolidate and develop the construction operation, and maintain robust growth in both domestic and overseas markets

To leverage on the opportunities afforded by the continuously active and huge quantity demands in the international and domestic infrastructure markets at present and for a certain period in the future, the Company aims to deeply explore the potentials in domestic and international markets, by keeping its strong and leading positions in both markets. By optimising the operating network, refining its operating teams and improving operating strategies, the Company will further expand its shares in the construction markets for metropolitan railway, building construction, municipal projects and water resources and hydropower projects, and actively explore new business such as environmental protection and energy while consolidating its advantageous positions in the railway and expressway markets. Furthermore, the Company will endeavour to increase the value of outstanding new contracts by fully capitalising on its strong technical capability and equipment strengths for continual expansion into large, sophisticated and new construction projects.

3. To adjust industry structure, improve industry chain and foster new economic growth sources

By taking full advantage of its existing financing and integration capabilities, and focusing on the business development of its core businesses, the Company plans to develop the related industries, integrate its internal resources, adjust industry structure and improve industry chain so as to make the survey and consultation operations, the manufacturing operations and the real estate and logistics operations the focus for new economic growth of the Company as soon as possible, thus strengthening the Company's competitiveness. The Company will carefully select investment projects and optimise investment portfolios so as to ensure higher return of its capital operation.

4. To enhance technological research & development and boost the Company's core competitiveness

By strengthening its independent innovation ability and accelerating technological innovation, the Company aims to develop itself into a technological innovative enterprise. Meanwhile, the Company will utilize and integrate its technical and talent resources, carry out advance research and development and tackle key technical problems against key technologies and major difficulties in the transportation field. The Company will also increase its investments in technological research and development and technological renovation with a view to establishing a multi-level and comprehensive capital support and investment guarantee system around the Company's headquarters, subsidiaries and survey and design institutes. The Company is to establish and improve the technological innovation system and, with design and consultancy as the spearhead, build a general platform for construction, purchase and financing so as to highlight the innovation of key technologies in design, construction and manufacture, and attach great importance on the improvement of the technological level of the Company.

5. To strengthen cost control and elevate gross profit

Firstly, the Company plans to further improve responsibility cost management system, optimize and refine its control procedures and methods for bidding processes as well as to improve its construction work design, cost budgeting, setting up responsibility indices for purchase and production process, and to link remuneration, awards and punishments with engineering results and performance. Secondly, the Company will put more efforts in the implementation of the responsibility cost management system and enhance guidance and supervision. Thirdly, the Company will endeavour to improve, promote and apply its project cost management software. Fourthly, it will further strengthen centralized procurement of large-scale equipment and bulk materials. The gross margin in 2008 has to increase up to a certain level.

6. To improve management efficiency and strictly control expenses

The Company will further adjust its institutions as well as their functions, and further implement a flat management, with a view to improving its management efficiency. At the same time, it will tighten its expenses management system and strengthen budget management to strictly control expenditures. Further, its centralized capital management will be enhanced, in order to achieve a higher capital usage efficiency and to lower financial expenses. The expense rate (the percentage of selling costs, administrative expenses and financial cost in revenue from operation) in 2008 has to be further reduced.

II. Supplementary disclosure on measures adopted by the Company's management in monitoring foreign exchange risk and possible quantitative impact of exchange rate changes on the Company's operating results in 2008:

Major measures adopted by the Company's management in monitoring foreign exchange risk include:

1. To specify particular departments and personnel to take charge of monitoring changes in exchange rates and provide timely countermeasures according to the situation.

2. To take the exchange rate risk into consideration when bidding in overseas projects and cover such risk in the bidding price.

3. To reasonably determine the currencies and currency structure according to the estimated cost and cash flow when carrying out bidding and contract negotiation for overseas projects.

4. To seek foreign currency loans for initial investment in overseas projects as far as possible and to repay such loans with foreign currency income when it is available, so as to hedge the exposure to exchange rate fluctuation.

5. To make timely settlement of foreign currencies.

6. To arrange structural deposits, subject to the approval from foreign exchange administrative authorities, before using the proceeds from the issue of H shares, so as to reduce the exposure to exchange rate fluctuation.

Possible impact of foreign exchange rate fluctuation on the Company's operating results in 2008 is analyzed as below (impact of a 3% change in the exchange rate on the profit before taxation):

	Equivalent balance *(in RMB million)*	**Changes in exchange rate**	**Impact** *(in RMB million)*
As at 31 December 2008, estimated	a	b	c = a x b
Cash and bank balances			
US dollars	1,187.8	3%	35.6
Bank loans			
US dollars	(115.6)	3%	(3.5)
			32.1
Cash and bank balances			
Nigerian Naira	899.1	3%	27.0
Bank loans			
EURO	(741.0)	3%	(22.2)
Balance of the proceeds (balance in foreign currency, net of listing expenses and estimated utilization of proceeds in 2008)			
Hong Kong dollars	15,978.8	3%	479.4
Total			516.3

The above table shows the approximate changes in the Group's profit before taxation corresponding to certain fluctuation in foreign exchange rates. The sensitivity analysis covers deposits and loans denominated in foreign currencies and proceeds from the issue of new H shares in the first quarter of 2008.

The sensitivity analysis above is based on the assumption that there will be no material change in the Group's assets and liabilities denominated in foreign currencies during 2008 as compared the same as of 31 December 2007, and that the balance of Hong Kong dollar as at the end of 2008 will be derived from the outstanding proceeds in foreign currency from the issue of the Group's H shares, net of the utilised amount pursuant to the capital commitment as set out in its H shares prospectus. It is assumed that the aforesaid change in exchange rate would have been occurred as at 31 December 2008, based on which the foreign exchange risk exposure on the monetary assets and liabilities as of that day is determined. The estimated increase or decrease in percentage points represents the evaluation of the Company's management on any reasonable change during the period up to the balance sheet date for the next year.

The information disclosed above will be used to update the Company's 2007 Annual Report. Please visit the website of Shanghai Stock Exchange for details.

By order of the Board of Directors
China Railway Construction Corporation Limited
Li Guorui
Chairman

Beijing, PRC
14 May 2008

As at the date of this announcement, the Board of Directors of the Company comprises: Mr. Li Guorui (Chairman and Non-executive Director), Mr. Ding Yuanchen (Vice Chairman and Executive Director), Mr. Jin Puqing President and Executive Director), Mr. Huo Jingui (Non-executive Director), Mr. Wu Xiaohua (Non-executive Director), Mr. Li Kecheng (Independent Non-executive Director), Mr. Zhao Guangjie (Independent Non-executive Director), Mr. Wu Taishi (Independent Non-executive Director) and Mr. Ngai Wai Fung (Independent Non-executive Director).



中国铁建

中國鐵建股份有限公司

China Railway Construction Corporation Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1186)

Announcement

Impact of the Earthquake in Wenchuan, Sichuan to the Company

The announcement made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 12 May 2008, an earthquake with a magnitude of eight on the Richter scale struck Wenchuan County of Sichuan Province in China. 16 construction projects of the subsidiaries of China Railway Construction Corporation Limited (the "Company") suffered from different levels of impact in the earthquake. According to current statistics, a total of 32 people who are related to the Company died in the earthquake (including eight internal employees, 16 external labours and eight family members of our employees), 23 people suffered from severe injuries while another five people were reported missing or out of reach. The earthquake has led to certain level of economic loss to the Company's construction projects located in the earthquake region. Due to comparatively low proportion of operating revenue represented by such projects in the total operating revenue of the Company, on top of specification of contractual obligations in relation to force majeure losses and insurance compensations, the earthquake, therefore, will not have material effects to the general operating results of this year and future development of the Company. The board of directors of the Company believes that the general operating targets of the Company in 2008 can still be achieved according to the original plan.

After the earthquake, the Company immediately set up a steering committee of relief, which is led by the Chairman and the President of the Company, as well as a frontier command post of relief, which is led by the Deputy President of the Company to launch self-rescue missions promptly and with full efforts. Meanwhile, 32 emergency rescue teams and 20 squads (involving a total of 2,363 people) were set up voluntarily or at the request of the State and local governments at different levels to participate in the rescue mission. 356 units of major machineries including excavators, loaders and cranes are also deployed.

As at 20 May 2008, the Company has donated over RMB27,560,000 to the disaster area, among which over RMB18,300,000 were donated by individual staff. Besides, the Company has allocated and donated RMB5,300,000 to its affected subsidiaries.

By order of the Board of Directors
China Railway Construction Corporation Limited
Li Guorui
Chairman

Beijing, PRC
23 May 2008

As at the date of this announcement, the board of directors of the Company comprises: Mr. Li Guorui (Chairman and Non-executive Director), Mr. Ding Yuanchen (Vice Chairman and Executive Director), Mr. Jin Puqing (President and Executive Director), Mr. Huo Jingui (Non-executive Director), Mr. Wu Xiaohua (Non-executive Director), Mr. Li Kecheng (Independent Non-executive Director), Mr. Zhao Guangjie (Independent Non-executive Director), Mr. Wu Taishi (Independent Non-executive Director) and Mr. Ngai Wai Fung (Independent Non-executive Director).



中国铁建

中國鐵建股份有限公司

China Railway Construction Corporation Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1186)

Overseas Regulatory Announcement

Indicative Announcement Relating to the Listing and Trading of A Shares of the Company (Subject to a Three-Month Lock-Up Period) Placed Off-Line

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As approved by the Notice on Approval of The Initial Public Offering of Shares by China Railway Construction Corporation Limited (ZJFX Zi [2008] No.240) from China Securities Regulatory Commission, China Railway Construction Corporation Limited (the "Company") issued 2,450,000,000 RMB-denominated ordinary shares (A Shares) in a public offer on the Shanghai Stock Exchange. Of the shares issued, 490,000,000 shares were placed off-line to targeted placees who participated in price consultations with an offer price of RMB9.08 per share. The results of placement were published in China Securities Journal, Shanghai Securities News, Securities Times and Securities Daily on 28 February 2008. The 490,000,000 shares placed off-line would be listed and traded upon the expiry of the three-month lock-up period (commencing from 10 March 2008 which was the date of listing of the shares issued through initial public offering). Accordingly, such shares will be listed and traded on 10 June 2008.

Upon the listing of the 490,000,000 shares placed off-line to targeted placees who participated in price consultations, the equity structure of the Company will be changed as follows:

	Before the change *(0'000 shares)*	**Change** *(0'000 shares)*	**After the change** *(0'000 shares)*
I. Total A Shares subject to trading moratorium	830,124.55	-49,000.00	781,124.55
1. Shares held by the State	781,124.55	0	781,124.55
2. Shares placed off-line to targeted placees who participated in price consultations	49,000.00	-49,000.00	0
II. Total A Shares not subject to trading moratorium	196,000.00	+49,000.00	245,000.00
III. Overseas-listed tradable shares (H Shares)	207,629.60	0	207,629.60
IV. Total share capital	1,233,754.15	0	1,233,754.15

By order of the Board of Directors
China Railway Construction Corporation Limited
Li Guorui
Chairman

Beijing, PRC
4 June 2008

As at the date of this announcement, the board of directors of the Company comprises: Mr. Li Guorui (Chairman and Non-executive Director), Mr. Ding Yuanchen (Vice Chairman and Executive Director), Mr. Jin Puqing (President and Executive Director), Mr. Huo Jingui (Non-executive Director), Mr. Wu Xiaohua (Non-executive Director), Mr. Li Kecheng (Independent Non-executive Director), Mr. Zhao Guangjie (Independent Non-executive Director), Mr. Wu Taishi (Independent Non-executive Director) and Mr. Ngai Wai Fung (Independent Non-executive Director).



中国铁建

中國鐵建股份有限公司

China Railway Construction Corporation Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1186)

Announcement in relation to New Contracts since January 2008

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Recently, many investors telephoned and written to us inquiring the new contracts of the Company up to date. To ensure fair and complete disclosure of information, the Company makes the announcement relating thereto as follows:

From January 2008 to May 2008, the aggregate value of the contracts signed by the Company amounted to RMB109.621 billion (excluding real estate development operation), representing 40.84% of the planned new contract value (RMB250 billion) for the year, and a year-on-year increase by 152.31%. The aforesaid aggregate new contract value consists of RMB84.363 billion of domestic new contracts, representing 76.96% of total new contract value; RMB25.258 billion of overseas new contracts, representing 23.04% of total new contract value; RMB50.806 billion of new contract value for domestic railway projects, representing 46.34% of total new contract value.

Since June 2008, the Company and its subsidiaries have won the bids for a number of projects again, of which, those with larger contract value include:

1. On 2 June 2008, the Company won the bid for section II of Southeast Circle II High Speed System of Kunming City, Yunnan Renovation & Extension Construction-Transfer (BT) Project with the bidding price of RMB2,402,280,300 and a construction period of 12 months;

2. On 11 June 2008, the joint entity comprising China Railway 24th Bureau Group Co., Ltd. and China Railway Electrification Bureau (Group) Co., Ltd., both subsidiaries of the Company, won the bid for Nanchang Pivot and Yongtai-Putian section of Xiangtang-Putian Railway Construction Project Contract XPJX-1, with the bidding price of RMB1,011 million and a construction period of 691 calendar days;

3. On 11 June 2008, China Railway 23rd Bureau Group Co., Ltd., a subsidiary of the Company, won the bid for construction of Nanchang Pivot and Yongtai-Putian section of Xiangtang-Putian Railway Construction Project Contract XPFJ-10, with the bidding price of RMB1,516 million and a construction period of 1,283 calendar days; and

4. On 11 June 2008, China Railway 21st Bureau Group Co., Ltd., a subsidiary of the Company jointly won the bid for construction of Nanchang Pivot and Yongtai-Putian section of Xiangtang-Putian Railway Construction Project Contract XPFJ-11, and will undertake 55% of the construction project. The bidding price for this section is RMB1,081 million and the construction period is 889 calendar days.

By order of the Board of Directors
China Railway Construction Corporation Limited
Li Guorui
Chairman

Beijing, PRC
17 June 2008

As at the date of this announcement, the board of directors of the Company comprises: Mr. Li Guorui (Chairman and Non-executive Director), Mr. Ding Yuanchen (Vice Chairman and Executive Director), Mr. Jin Puqing (President and Executive Director), Mr. Huo Jingui (Non-executive Director), Mr. Wu Xiaohua (Non-executive Director), Mr. Li Kecheng (Independent Non-executive Director), Mr. Zhao Guangjie (Independent Non-executive Director), Mr. Wu Taishi (Independent Non-executive Director) and Mr. Ngai Wai Fung (Independent Non-executive Director).



中国铁建

中國鐵建股份有限公司

China Railway Construction Corporation Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1186)

VOTING RESULTS OF THE ANNUAL GENERAL MEETING HELD ON 26 JUNE 2008

China Railway Construction Corporation Limited (the "**Company**") held its Annual General Meeting for the financial year 2007 (the "**AGM**") at 9:30 a.m. on Thursday, 26 June 2008 at Beijing Jingyan Hotel (China Railway Electrification Bureau Building) at No. 29 Shijingshan Road, Shijingshan District, Beijing, the People's Republic of China (the "**PRC**"). The shareholders in attendance either in person or by proxy at the AGM, held total 8,268,725,624 shares with voting rights, which represented 67.0209% of the Company's total shares with voting rights. The number of shares entitling the holders to attend and vote for or against all the resolutions at the AGM totaled 12,337,541,500 shares. There is no share entitling the holder to attend and vote only against the resolutions at the AGM. Mr. Li Guorui, the Chairman of the Board (the "**Board**") of Directors of the Company, presided over the AGM.

At the AGM, all the proposed resolutions set out in the notice of the AGM dated 30 April 2008 were voted by poll. The poll results in respect of the resolutions proposed at the AGM were as follows:

		Number of votes (shares) and percentage (%)#		
		For	**Against**	**Abstained**
Ordinary resolutions				
1.	To consider and approve the Annual Report of the Company as at 31 December 2007 and its summary	7,943,344,426 (A shares) 321,643,166 (H shares) (99.954799%)	0 (A shares) 4,000 (H shares) (0.000048%)	0 (A shares) 3,733,582 (H shares) (0.045153%)
2.	To consider and approve the Working Report of the Board of the Company for the year ended 31 December 2007	7,943,344,426 (A shares) 321,643,616 (H shares) (99.954799%)	0 (A shares) 4,000 (H shares) (0.000048%)	0 (A shares) 3,733,582 (H shares) (0.045153%)
3.	To consider and approve the Working Report of the Supervisory Committee of the Company for the year ended 31 December 2007	7,943,344,426 (A shares) 321,643,616 (H shares) (99.954799%)	0 (A shares) 4,000 (H shares) (0.000048%)	0 (A shares) 3,733,582 (H shares) (0.045153%)
4.	To consider and approve the audited financial statements of the Company for the year ended 31 December 2007	7,943,344,426 (A shares) 321,643,616 (H shares) (99.954799%)	0 (A shares) 4,000 (H shares) (0.000048%)	0 (A shares) 3,733,582 (H shares) (0.045153%)
5.	To consider and approve the proposal for the profit distribution of the Company for the year ended 31 December 2007	7,943,344,426 (A shares) 325,376,698 (H shares) (99.999946%)	0 (A shares) 4,500 (H shares) (0.000054%)	0 (A shares) 0 (H shares) (0%)

		Number of votes (shares) and percentage (%)#		
		For	Against	Abstained
Ordinary resolutions				
6.	To consider and approve the re-appointments of Ernst & Young, Hong Kong Certified Accountants and Ernst & Young Hua Ming (安永華明會計師事務所) as the external auditors of the Company	7,943,333,426 (A shares) 324,530,698 (H shares) (99.989581%)	0 (A shares) 850,500 (H shares) (0.010286%)	11,000 (A shares) 0 (H shares) (0.000133%)
Special resolutions				
7.	To consider and to authorize the granting of a general mandate to the Board to issue overseas listed foreign invested shares (the "**H Shares**") of the Company	7,943,344,426 (A shares) 68,844,786 (H shares) (96.897510%)	0 (A shares) 256,536,412 (H shares) (3.102490%)	0 (A shares) 0 (H shares) (0%)
8.	To amend the articles in relation to the registered capital of the Company in the Articles of Association of the Company in light of the issue of A shares pursuant to the A share offering of the Company, the issue of H Shares pursuant to the global offering (the "**Global Offering**") of H Shares and the issue of additional H Shares upon a partial exercise of an over-allotment option by the Joint Global Coordinators of the Global Offering	7,943,344,426 (A shares) 325,371,198 (H shares) (99.999879%)	0 (A shares) 10,000 (H shares) (0.000121%)	0 (A shares) 0 (H shares) (0%)

based on the total number of shares with voting rights held by shareholders attending the AGM

As sufficient votes present at the AGM either in person or by proxy were cast in favour of resolutions 1 to 8, all the above resolutions were duly passed. The H shares registrar of the Company, Computershare Hong Kong Investor Services Limited was the scrutineer responsible for vote taking.

LAWYERS' CERTIFICATION

As certified and stated in the legal opinion issued by the Company's PRC legal adviser Beijing Deheng Law Office, the convening and procedures of the AGM conformed to the requirements of the PRC laws and regulations and the Articles of Association of the Company. The attendees and the convener of the AGM were qualified and their qualifications were valid. The voting process and the voting results were lawful and valid.

By order of the Board
China Railway Construction Corporation Limited
LI Guorui
Chairman

Beijing, the PRC
27 June 2008

As at the date of this announcement, the Board comprises Mr. LI Guorui (Chairman and Non-executive Director), Mr. DING Yuanchen (Vice Chairman and Executive Director), Mr. JIN Puqing (President and Executive Director), Mr. HUO Jingui (Non-executive Director), Mr. WU Xiaohua (Non-executive Director), Mr. LI Kecheng, Mr. ZHAO Guangjie, Mr. WU Taishi and Mr. NGAI Wai Fung (Independent Non-executive Directors).

END